As filed with the Securities and Exchange Commission on April 4, 2011
Registration No. 333-172587

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ensco plc
(Exact name of registrant as specified in its charter)

England and Wales	1381	98-0635229
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6 Chesterfield Gardens
London England W1J 5BQ
+44 (0) 20 7659 4660
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary
Ensco plc
500 N. Akard Street, Suite 4300
Dallas, Texas 75201
(214) 397-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Alan G. Harvey Baker & McKenzie LLP 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 +1 (214) 978-3047	Helen Bradley Baker & McKenzie LLP 100 New Bridge Street London EC4V 6JA United Kingdom +44 (0) 20 7919 1819	Brady K. Long Vice President, General Counsel and Secretary Pride International, Inc. 5847 San Felipe, Suite 3300 Houston, Texas 77057 +1 (713) 789-1400	J. David Kirkland, Jr. Tull R. Florey Baker Botts L.L.P. 910 Louisiana Street One Shell Plaza Houston, Texas 77002 +1 (713) 229-1234	David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 (212) 403-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Ensco plc may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2011

JOINT PROXY STATEMENT/PROSPECTUS

To the Shareholders of Ensco plc and the Stockholders of Pride International, Inc.:

The boards of directors of Ensco plc, referred to as Ensco, and Pride International, Inc., referred to as Pride, have each unanimously approved an agreement and plan of merger, which provides for a merger in which Pride will become a wholly owned subsidiary of Ensco. If the merger is completed, with exceptions for certain U.K. residents, for each share of Pride common stock, Ensco will issue and deliver to Pride stockholders 0.4778 American depositary shares, or ADSs, each whole ADS representing one Class A ordinary share of Ensco, nominal value $0.10 per share, and will pay $15.60 in cash. This exchange ratio and cash amount are fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Based on the closing price of Ensco ADSs on the New York Stock Exchange, referred to as the NYSE, on February 4, 2011, the last trading day before public announcement of the merger, the merger consideration represented approximately $41.60 in aggregate value for each share of Pride common stock. Based on the closing price of Ensco ADSs on the NYSE on          , 2011, the latest practicable trading day before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $      in aggregate value for each share of Pride common stock. The merger will be a taxable transaction for Pride stockholders for U.S. federal income tax purposes. A composite copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus.

Holders of Pride common stock who are unable or fail to timely certify that they either are not U.K. residents or, if so, are U.K. resident “qualified investors” (within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000) will not receive Ensco ADSs as part of the merger consideration but will instead receive for each share of Pride common stock an amount of cash equal to the $15.60 cash component of the merger consideration plus an additional amount equal to the net proceeds of the sale by the exchange agent, Citibank, N.A., of 0.4778 Ensco ADSs.

Ensco and Pride will each hold a meeting of its shareholders or stockholders on          , 2011 in connection with the proposed merger. At the Ensco general meeting, Ensco shareholders will be asked to consider and vote on a proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement. At the Pride special meeting, Pride stockholders will be asked to consider and vote on a proposal to adopt the merger agreement.

Ensco ADSs trade on the NYSE under the symbol “ESV.” We estimate that, based on the outstanding shares of Pride common stock and equity awards on February 25, 2011, immediately after the effective time of the merger former Pride stockholders will hold Ensco ADSs representing approximately 38% of the then-outstanding Ensco ADSs.

Your vote is very important. The merger cannot be completed unless (i) Ensco shareholders approve by ordinary resolution the issuance and delivery of Ensco ADSs pursuant to the merger agreement by the affirmative vote of the holders of at least a majority of the votes cast at a meeting at which one or more shareholders are present in person or by proxy who represent and vote at least a majority of the Class A ordinary shares (represented by ADSs) and are entitled to vote on          , 2011, the record date for the Ensco general meeting, and (ii) Pride stockholders adopt the merger agreement by the affirmative vote of the holders of at least a majority of the shares of Pride common stock outstanding and entitled to vote on          , 2011, the record date for the Pride special meeting. In addition, the obligations of Ensco and Pride to complete the merger are subject to the satisfaction or waiver of several other conditions set forth in the merger agreement.

The Ensco board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that Ensco shareholders vote “FOR” the proposal to issue and deliver Ensco ADSs pursuant to the merger agreement. The Pride board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that Pride stockholders vote “FOR” the proposal to adopt the merger agreement.

The accompanying joint proxy statement/prospectus contains important information about the merger, the merger agreement and the meetings of shareholders. This document is also a U.S. prospectus for the Ensco ADSs representing Class A ordinary shares that will be delivered pursuant to the merger agreement. We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 28.

Daniel W. Rabun	Louis A. Raspino
Chairman, President and Chief Executive Officer Ensco plc	President and Chief Executive Officer Pride International, Inc.

None of the Securities and Exchange Commission, any state securities regulatory authority or the U.K. Financial Services Authority, or FSA, has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, this joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Prospectus Rules made under Part 6 of the U.K. Financial Services and Markets Act 2000 (as set out in the U.K. FSA’s Handbook).

This joint proxy statement/prospectus is dated          , 2011, and is first being mailed to Ensco shareholders and Pride stockholders on or about          , 2011.

Ensco plc
6 Chesterfield Gardens
London England W1J 5BQ
+44 (0) 20 7659 4660

NOTICE OF GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON          , 2011

To the Shareholders of Ensco plc:

A general meeting of the shareholders of Ensco plc (“Ensco”) will be held at the registered office and headquarters of Ensco, 6 Chesterfield Gardens, London, W1J 5BQ, United Kingdom at 8:00 a.m. London time on          , 2011, for the following purposes:

1. to consider and vote on the proposal to approve the issuance and delivery of Ensco American depositary shares, or ADSs, pursuant to the Agreement and Plan of Merger, dated as of February 6, 2011 and as amended on March 1, 2011 (referred to as the merger agreement), by and among Ensco, ENSCO International Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Ensco, ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Ensco, and Pride International, Inc., a Delaware corporation, as it may be amended from time to time (a composite copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice); and

2. to transact any other business that may properly come before the general meeting or any adjournment or postponement of the general meeting.

Each resolution will be proposed as an ordinary resolution. Only Ensco shareholders of record at the close of business in London on          , 2011, the record date for the Ensco general meeting, are entitled to receive notice of, attend and vote at the Ensco general meeting or, subject to the Ensco Articles of Association, any adjournments or postponements of the Ensco general meeting.

The Ensco board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that you vote “FOR” the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement, which is described in detail in the joint proxy statement/prospectus accompanying this notice.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the general meeting, please submit a proxy or voting instruction card as soon as possible. Shareholders of record as of the close of business in London on          , 2011 are entitled to receive notice of, attend and vote at the Ensco general meeting or, subject to the Ensco Articles of Association, any adjournment or postponement of the Ensco general meeting. A list of all shareholders of record entitled to vote at the Ensco general meeting is on file at the registered office and headquarters of Ensco, 6 Chesterfield Gardens, London, W1J 5BQ, United Kingdom, and will be available for inspection at the Ensco general meeting. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the Ensco general meeting. In accordance with provisions in the U.K. Companies Act 2006 and in accordance with the Ensco Articles of Association, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Ensco general meeting and to appoint more than one proxy in relation to the Ensco general meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him or her). Such proxy need not be a shareholder of record.

If you received a proxy card or voting instruction card by mail, you may submit your proxy or voting instructions by completing, signing, dating and returning your proxy card or voting instruction card in the envelope provided. Holders of record and “street name” holders of Ensco ADSs may also instruct the ADS depositary c/o Broadridge how to vote by telephone at 1-800-690-6903 or via the Internet at www.proxyvote.com by following the instructions shown on the voting instruction card. Any shareholder of record attending the Ensco general meeting may vote in person. If you have returned a proxy card or voting instruction card or otherwise voted, you may revoke prior instructions and cast your vote by following the procedures described in the joint proxy statement/prospectus.

For holders of record and “street name” holders of Ensco ADSs, voting instructions must be received by the ADS depositary at Vote Processing c/o Broadridge 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. New York City time on          , 2011 for employees and directors holding shares in Ensco benefit plans, and on     , 2011 for all other holders.

Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the Ensco general meeting.

By Order of the Board of Directors of Ensco plc

Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary

London, England
          , 2011

Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
+1 (713) 789-1400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2011

To the Stockholders of Pride International, Inc.:

A special meeting of the stockholders of Pride International, Inc., a Delaware corporation (“Pride”), will be held at           located at          , Houston, Texas on          , 2011, at 9:00 a.m. Houston time for the following purposes:

1. to consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of February 6, 2011 and as amended on March 1, 2011 (referred to as the merger agreement), by and among Ensco plc (“Ensco”), ENSCO International Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Ensco, ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Ensco, and Pride, as it may be amended from time to time (a composite copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice);

2. to consider and vote on any proposal to adjourn the special meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

3. to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting by or at the direction of the board.

Only Pride stockholders of record at the close of business on          , 2011, the record date for the Pride special meeting, are entitled to notice of, and to vote at, the Pride special meeting and any adjournments or postponements of the Pride special meeting. For a period of 10 days prior to the special meeting, a complete list of stockholders of record entitled to vote at the special meeting will be available at our executive offices for inspection by stockholders during ordinary business hours for proper purposes.

The Pride board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement, which is described in detail in the joint proxy statement/prospectus accompanying this notice, and “FOR” any proposal to adjourn the special meeting if necessary to solicit additional proxies.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy as soon as possible.

If you received a proxy card by mail, you may submit your proxy by completing, signing, dating and returning your proxy card in the envelope provided. Anyone may also submit a proxy by telephone at 1-800-           or via the Internet at www.proxyvote.com by following the instructions shown on the proxy card. Submitting a proxy will assure that your vote is counted at the meeting if you do not attend in person. If your shares of Pride common stock are held in “street name” by your broker or other nominee, only that holder can vote your shares of Pride common stock and the vote cannot be cast unless you provide instructions to your broker or obtain a legal proxy from your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares of Pride common stock. If you have returned a proxy card or otherwise voted, you may revoke prior instructions and cast your vote by following the procedures described in the joint proxy statement/prospectus.

Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the Pride special meeting.

By Order of the Board of Directors of
Pride International, Inc.

Brady K. Long
Vice President, General Counsel and Secretary

Houston, Texas
          , 2011

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Ensco and Pride from other documents filed with the SEC that are not included or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Documents incorporated by reference are available to Ensco shareholders and Pride stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from D.F. King & Co., Inc., Ensco’s proxy solicitor, or Innisfree M&A Incorporated, Pride’s proxy solicitor, at the following addresses and telephone numbers.

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Shareholders Call Toll-Free at: 1-800-859-8509 Banks and Brokers Call Collect at: 1-212-269-5550 Email: ensco@dfking.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders Call Toll-Free at: 1-877-825-8772 Banks and Brokers Call Collect at: 1-212-750-5833

To receive timely delivery of the requested documents in advance of the applicable general or special meeting, you should make your request no later than          , 2011.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Ensco plc (File No. 333-172587), constitutes a prospectus of Ensco under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Class A ordinary shares represented by Ensco ADSs to be delivered pursuant to the merger agreement and certain sales of Ensco ADSs by an affiliate of the exchange agent for the merger and covers the effect of any failure to timely deliver certifications as to non-U.K. residency or “qualified investor” status within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000 by any record or beneficial owner of shares of Pride common stock. For the avoidance of doubt, this joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Prospectus Rules made under Part 6 of the U.K. Financial Services and Markets Act 2000 (as set out in the U.K. FSA’s Handbook). This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the general meeting of Ensco shareholders, at which Ensco shareholders will be asked to consider and vote on a proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement, and with respect to the special meeting of Pride stockholders, at which Pride stockholders will be asked to consider and vote on a proposal to adopt the merger agreement.

You should rely only on the information contained or incorporated by reference into this document. Neither Ensco nor Pride has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated          , 2011. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this document to Ensco shareholders or Pride stockholders nor the delivery by Ensco of its ADSs pursuant to the merger agreement will create any implication to the contrary.

Unless otherwise stated herein, for purposes of determinations with respect to the number of Ensco ADSs to be issued in the merger and information derived therefrom, references to the number of outstanding shares of Pride common stock include shares subject to stock options and restricted stock units awarded under Pride incentive plans and shares subject to outstanding purchase rights under Pride’s Employee Stock Purchase Plan as of March 31, 2011, and are based on the assumption that all Pride stock option awards are exercised prior to or contemporaneously with completion of the merger.

Annexes

Annex A	Agreement and Plan of Merger (composite as amended)
Annex B	Opinion of Deutsche Bank Securities Inc.
Annex C	Opinion of Goldman, Sachs & Co.
Annex D	Section 262 of the General Corporation Law of the State of Delaware

ii

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following are some questions that Ensco shareholders and Pride stockholders may have regarding the proposals being considered at the Ensco general meeting and the Pride special meeting and brief answers to those questions. Ensco and Pride urge you to read carefully this entire joint proxy statement/prospectus, including the annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference because the information in this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to Ensco are to Ensco plc, an English public limited company; all references to Pride are to Pride International, Inc., a Delaware corporation; all references to Merger Sub are to ENSCO Ventures LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Ensco; all references to Delaware Sub are to ENSCO International Incorporated, a Delaware corporation and an indirect wholly owned subsidiary of Ensco; and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of February 6, 2011 and as amended on March 1, 2011, by and among Ensco, Delaware Sub, Merger Sub and Pride, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference, as it may be amended from time to time. References to “wholly owned subsidiaries” include a reference to subsidiaries owned directly or indirectly.

Q:	What is the proposed transaction?

A:	Ensco and Pride have entered into a merger agreement pursuant to which Merger Sub will merge with and into Pride, with Pride surviving the merger as an indirect wholly owned subsidiary of Ensco. Each issued and outstanding share of Pride common stock will be converted into the right to receive (i) 0.4778 Ensco ADSs and (ii) $15.60 in cash, with exceptions applicable to shares of Pride common stock held or deemed to be held by certain U.K. residents, as described under “The Merger Agreement — Merger Consideration.”

Q:	Why are Ensco and Pride proposing the merger?

A:	The boards of directors of Ensco and Pride believe that the merger will benefit Ensco’s shareholders and Pride’s stockholders by creating a top-tier global offshore drilling company given the complementary fleet composition, geographic scope and customer bases of the two companies. To review the reasons for the merger in greater detail, see “The Merger — Recommendation of the Ensco Board of Directors and Its Reasons for the Merger” beginning on page 63 and “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger” beginning on page 66.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Ensco shareholders are being asked to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement.

Pride stockholders are being asked to adopt the merger agreement.

Q:	When and where is the general meeting of the Ensco shareholders?

A:	The Ensco general meeting will be held at the registered office and headquarters of Ensco, 6 Chesterfield Gardens, London W1J 5BQ, United Kingdom at 8:00 a.m. London time on , 2011.

Q:	When and where is the special meeting of the Pride stockholders?

A:	The Pride special meeting will be held on , 2011 at 9:00 a.m. Houston time at , located at Houston, Texas.

Q:	Who can attend and vote at the Ensco general meeting or the Pride special meeting?

A:	You are qualified to receive notice of, attend and vote at the Ensco general meeting if you owned Ensco Class A ordinary shares at the close of business in London on , 2011, the record date for the Ensco general meeting. If you own Ensco ADSs representing Class A ordinary shares at the close of business in New York City on such date, whether directly or in “street name,” as described below, you are entitled to instruct the depositary for the Ensco ADSs on how to vote the Class A ordinary shares represented by your Ensco ADSs, which for purposes of this joint proxy statement/prospectus we refer to as voting your shares.

If you wish to attend the Ensco general meeting in person, representatives of the ADS depositary will be present at the Ensco general meeting to verify your right to attend, but you may not speak or vote at the Ensco general meeting unless you hold a valid proxy from the ADS depositary or you are a shareholder of record of Class A ordinary shares. Please bring the proxy and proof of your identity to the Ensco general meeting. If you are a “street name” holder of Ensco ADSs, you will need to bring evidence of your share ownership in the form of a currently-dated letter from your broker, bank, trust or other nominee and proof of your identity. On verification of such evidence, you will be admitted to the Ensco general meeting at the invitation of the Chairman, but may not speak or vote at the Ensco general meeting unless you hold a valid proxy from the ADS depositary.

All Pride stockholders of record as of the close of business on          , 2011, the record date for the Pride special meeting, are entitled to receive notice of, attend and vote at the Pride special meeting. If you are a “street name” holder of shares of Pride common stock and wish to attend the Pride special meeting, you will need to bring evidence of your share ownership in the form of a currently-dated letter from your broker, bank, trust or other nominee and proof of your identity. On verification of such evidence, you will be admitted to the Pride special meeting, but may not vote at the Pride special meeting unless you hold a proxy from the stockholder of record.

Q:	What vote is required to approve the proposals at the Ensco general meeting and the Pride special meeting?

A:	The approval by the Ensco shareholders of the issuance and delivery of Ensco ADSs pursuant to the merger agreement and the adoption by the Pride stockholders of the merger agreement are required for the consummation of the merger.

The approval of the Ensco shareholders for the issuance and delivery of Ensco ADSs pursuant to the merger agreement is being proposed as an ordinary resolution, which means that, assuming a quorum is present, the resolution will be approved for the purposes of the U.K. Companies Act 2006 if a majority of the votes cast are cast in favor of the resolution. Further, under the New York Stock Exchange, or NYSE, rules, the total amount of votes cast on the resolution must represent over 50% in interest of all securities entitled to vote.

Adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Pride common stock entitled to vote, and approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote on the adjournment. Each share of Pride common stock is entitled to one vote on (1) the adoption of the merger agreement and (2) the approval of any proposal to adjourn the special meeting if necessary to solicit additional proxies.

Your vote is very important. You are encouraged to submit a proxy or voting instruction card as soon as possible.

Q:	What is the difference between a “shareholder of record,” a “holder of record of Ensco ADSs” and a “street name” holder?

A:	These terms describe how your shares are held. Holders of Ensco Class A ordinary shares registered directly in the holder’s name with Computershare Investor Services plc, its share registrar, and holders of Pride common stock registered directly in the holder’s name with BNY Mellon Shareowner Services, its transfer agent, are referred to as “shareholders of record” or “stockholders of record,” as applicable. Citibank, N.A. (London Branch) (or its nominee) is the registered holder of all outstanding Ensco Class A ordinary shares as of the date of this joint proxy statement/prospectus. Citibank, N.A. acts as the depositary with respect to the Ensco ADSs, each representing one Ensco Class A ordinary share on deposit with the depositary, pursuant to the terms and conditions of the deposit agreement among Citibank, Ensco and the holders of Ensco ADSs.

If you hold Ensco ADSs directly and your name appears on the register of the depositary, you are referred to as a “holder of record of Ensco ADSs,” and Citibank will, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement and Ensco’s Articles of Association, vote Class A ordinary shares underlying your Ensco ADSs in accordance with your voting instructions if received timely.

If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, you are a “street name” holder. Almost all Ensco shareholders are “street name” holders of Ensco ADSs, and almost all Pride stockholders are “street name” holders of shares of Pride common stock.

Q:	If my Ensco ADSs or shares of Pride common stock are held in “street name” by my broker or other nominee, will my broker or other nominee vote my Ensco ADSs or Pride common stock for me?

A:	Unless you instruct your broker how to vote your Ensco ADSs or Pride common stock, as applicable, your shares will NOT be voted.

Q:	What are the effects of abstentions and broker non-votes at the meetings?

A:	In connection with the Ensco general meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, because abstentions and broker non-votes are not considered votes cast under U.K. Companies Act 2006, they will not have any effect on the outcome of the vote with respect to the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement (assuming a quorum is present). Under NYSE rules, abstentions, but not broker non-votes, will be considered as votes cast for determining whether a sufficient number of votes have been cast on the resolution.

In connection with the Pride special meeting, abstentions and broker non-votes will be considered as present at the meeting for purposes of determining a quorum and will have the same effect as votes cast “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as votes cast “AGAINST” approval of any proposal to adjourn the special meeting if necessary to solicit additional proxies. Broker non-votes will have no effect on approval of that proposal.

An abstention occurs when a shareholder or stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal. You should therefore provide your broker or other nominee with instructions as to how to vote your Ensco ADSs or Pride common stock.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Pride’s stockholders, if the issuance and delivery of Ensco ADSs pursuant to the merger agreement is not approved by Ensco’s shareholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Pride common stock in connection with the merger. Instead, Pride will remain an independent public company and Pride common stock will continue to be listed and traded on the NYSE. Under the merger agreement, Delaware Sub may be required to pay to Pride a termination fee of $260 million (less any fee previously paid by Delaware Sub) if the merger agreement is terminated under certain circumstances, and Pride may be required to pay to Ensco a termination fee of $260 million (less any fee previously paid by Pride) if the merger agreement is terminated under certain circumstances. In addition, the merger agreement requires each of Delaware Sub and Pride to pay a fee of $50 million in certain circumstances where the merger agreement is terminated by a party and the $260 million termination fee is not then payable to the other party, such as a failure to obtain shareholder approval under certain circumstances. See “The Merger Agreement — Termination Fees” beginning on page 125.

Q:	Does Pride intend to hold a 2011 annual meeting of stockholders?

A:	In light of the special meeting, Pride has cancelled the 2011 annual meeting of stockholders scheduled for May 19, 2011, and the 2011 annual meeting may not be held if the merger is completed in 2011. If the merger agreement is terminated or the proposal to adopt the merger agreement is not approved by Pride stockholders at the Pride special meeting, Pride intends to call an annual meeting of stockholders promptly thereafter. For a description of the procedures for submitting stockholder proposals to be included in the proxy materials for Pride’s 2011 annual meeting of stockholders, if held, see “Shareholder Proposals — Pride 2011 Annual Stockholder Meeting and Stockholder Proposals” beginning on page 188.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference. You should read carefully the detailed description of the risks associated with the merger and the operations of Ensco after the merger described in “Risk Factors” beginning on page 28.

Q:	If I am a Pride stockholder, should I send in my stock certificates with my proxy card?

A:	NO. Please DO NOT send your Pride stock certificates with your proxy card. If the merger is approved, you will be sent written instructions for exchanging your stock certificates.

Q:	Are Pride stockholders entitled to appraisal rights?

A:	Yes. Holders of Pride common stock who do not vote in favor of the merger and who properly demand appraisal of their shares will be entitled to exercise appraisal rights in connection with the merger, and, if such rights are properly demanded and perfected and not withdrawn or lost and the merger is completed, such stockholders will be entitled to obtain payment for the judicially determined fair value of their shares of Pride common stock. For a detailed description of the exercise of appraisal rights, see “Appraisal Rights” beginning on page 127.

Q:	How does the Ensco board of directors recommend that Ensco shareholders vote?

A:	The Ensco board of directors has unanimously determined that the execution and delivery of the merger agreement is advisable and the transactions contemplated by the merger agreement, including the issuance and delivery of Ensco ADSs pursuant to the merger agreement, are in the best interests of Ensco and unanimously recommends that Ensco shareholders vote “FOR” the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement. For a more complete description of the recommendation of the Ensco board of directors, see “The Merger — Recommendation of the Ensco Board of Directors and Its Reasons for the Merger” beginning on page 63.

Q:	How does the Pride board of directors recommend that Pride stockholders vote?

A:	The Pride board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pride and its stockholders and unanimously recommends that Pride stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” any proposal to adjourn the special meeting if necessary to solicit additional proxies. For a more complete description of the recommendation of the Pride board of directors, see “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger” beginning on page 66.

Q:	How will Ensco shareholders be affected by the merger and share issuance?

A:	After the merger, each Ensco shareholder will have the same number of Class A ordinary shares represented by Ensco ADSs that the shareholder held immediately prior to the merger. However, because Ensco will be delivering new Ensco ADSs to Pride stockholders in the merger, each outstanding Class A ordinary share represented by an Ensco ADS immediately prior to the merger will represent a smaller percentage of the aggregate number of Class A ordinary shares outstanding after the merger. As a result of the merger, each Ensco shareholder will own shares in a larger company with more assets and more outstanding shares.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card, as applicable and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy or voting instructions by telephone or through the Internet as soon as possible so that the Class A ordinary shares represented by your Ensco ADSs or your shares of Pride common stock will be represented and voted at the Ensco general meeting or Pride special meeting, as applicable.

Please refer to your proxy card, voting instruction card or the information forwarded by your broker or other nominee to see which voting options are available to you.

The Internet and telephone proxy submission procedures are designed to verify your holdings and to allow you to confirm that your instructions have been properly recorded.

The method by which you submit a proxy or voting instructions will in no way limit your right to vote at the Ensco general meeting or the Pride special meeting if you later decide to attend the meeting in person. If your shares of Pride common stock are held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the Pride special meeting. If your Ensco ADSs are held in the name of a broker or other nominee, you must either cause the Class A ordinary shares represented by your Ensco ADSs to be withdrawn from the ADS depositary or obtain a proxy, executed in your favor, from the holder of record of your Ensco ADSs and obtain a proxy, executed in your favor from the ADS depositary, to be able to appear, speak and vote at the Ensco general meeting, although “street name” holders of Ensco ADSs are permitted to attend the Ensco general meeting at the invitation of the Chairman as described above.

Q:	How will my Ensco ADSs be voted?

A:	If you are a holder of record of Ensco ADSs, your name will appear on the register of Citibank as the ADS depositary, and Citibank, N.A. (London Branch) (or its nominee), as the registered holder of the Class A ordinary shares underlying your Ensco ADSs, will, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement and the Ensco Articles of Association, vote the Class A ordinary shares underlying your Ensco ADSs in accordance with your voting instructions.

If you want the ADS depositary to vote your Ensco ADSs at the Ensco general meeting, you may provide your voting instructions to the ADS depositary c/o Broadridge via the Internet, by telephone or by sending in a completed voting instruction card, as described on the voting instruction card.

Voting instructions for Ensco ADSs must be received by the ADS depositary c/o Broadridge by the ADS voting cutoff time.

If the ADS depositary timely receives voting instructions that fail to specify the manner in which the ADS depositary is to vote the Class A ordinary shares represented by ADSs, the ADS depositary will vote as the Ensco board of directors recommends and, therefore, “FOR” the approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement.

If you are a “shareholder of record” of Ensco Class A ordinary shares, which as of the date of this joint proxy statement/prospectus is only Citibank as ADS depositary, you may vote your shares in person at the Ensco general meeting (any resolution put to vote at a general meeting shall be decided on a poll) or, in accordance with provisions in the U.K. Companies Act 2006 and in accordance with the Ensco Articles of Association, you are entitled to appoint another person as your proxy to exercise all or any of your rights to attend and to speak and vote at the Ensco general meeting and to appoint more than one proxy in relation to the Ensco general meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you). Such proxy need not be a shareholder of record.

Q:	How will my shares of Pride common stock be voted?

A:	All shares of Pride common stock entitled to vote and represented by properly completed proxies received prior to the Pride special meeting, and not revoked, will be voted at the Pride special meeting as instructed on the proxies. If you properly complete, sign and return a proxy card, but do not indicate how your shares of Pride common stock should be voted on a matter, the shares of Pride common stock represented by your proxy will be voted as the Pride board of directors recommends and, therefore, “FOR” the adoption of the merger agreement and “FOR” any proposal to adjourn the special meeting if necessary to solicit additional proxies.

Q:	What if I am a “street name” holder of Ensco ADSs or shares of Pride common stock?

A:	If you are a “street name” holder of Ensco ADSs or shares of Pride common stock, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card or voting instruction directly to Ensco or Pride or by voting in person at the respective general or special meetings unless you provide a “legal proxy,” which you must obtain from your bank or broker.

If you are a “street name” holder of shares of Pride common stock and you do not instruct your broker on how to vote your shares, your broker may not give a proxy on or vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q:	When do holders of record and “street name” holders of Ensco ADSs have to submit their voting instructions to the ADS depositary?

A:	Voting instructions must be received by the ADS depositary by 11:59 p.m. New York City time on , 2011 for employees and directors holding shares in Ensco benefit plans, and on , 2011 for all other holders (the “ADS voting cutoff time”).

If the ADS depositary timely receives voting instructions that fail to specify the manner in which the ADS depositary is to vote the Class A ordinary shares represented by Ensco ADSs, the ADS depositary will vote in favor of the items set forth in such voting instructions. Class A ordinary shares represented by Ensco ADSs for which no timely voting instructions are received by the ADS depositary will not be voted.

If you are a “street name” holder, your broker, bank, trust or other nominee will arrange to provide materials and instructions for voting your Ensco ADSs. To allow sufficient time for voting by your broker, bank, trust or other nominee, your voting instructions must be received by the time specified in the materials provided by your broker, bank, trust or other nominee.

If you are a current or former Ensco employee who holds Ensco ADSs in the Ensco Savings Plan, you will receive voting instructions from the trustee of the plan for Ensco ADSs allocated to your account. If you fail to give voting instructions to the trustee, your Ensco ADSs will be voted by the trustee in the same proportion and direction as shares held by the trustee for which voting instructions were received. To allow sufficient time for voting by the trustee and administrator of the Ensco Savings Plan, your voting instructions for Ensco ADSs held in the plan must be received by the trustee and administrator by 11:59 p.m. New York City time on          , 2011.

Q:	Can I revoke my proxy or voting instructions or change my vote after I have delivered my proxy or voting instructions?

A:	Yes.

If you are a holder of record of Ensco ADSs, you may revoke your voting instructions or change your vote at any time before the ADS voting cutoff date.

If your Ensco ADSs are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so before the applicable deadline.

If you are a holder of record of Ensco ADSs, you may revoke your voting instructions or otherwise change your vote by doing one of the following:

•	sending a written notice of revocation to the ADS depositary c/o Broadridge that must be received before the ADS voting cutoff time, stating that you revoke your voting instructions;

•	signing and submitting a later-dated voting instruction card that must be received by the ADS depositary c/o Broadridge before the ADS voting cutoff time in accordance with the instructions included in the voting instruction card; or

•	if you voted electronically, by returning to www.proxyvote.com and changing your vote before the ADS voting cutoff time. Follow the same voting process, and your original vote will be superseded.

If you are a shareholder of record of Ensco Class A ordinary shares, you can do this in any of the three following ways:

•	by sending a written notice to the Company Secretary of Ensco at the address set forth below, in time to be received before the Ensco general meeting, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the Ensco general meeting, or by submitting a later dated proxy by the Internet in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the meeting and voting in person. Simply attending the Ensco general meeting without voting will not revoke your proxy or change your vote.

If you are a stockholder of record of shares of Pride common stock, you can do this in any of the three following ways:

•	by sending a written notice to the Secretary of Pride at the address set forth on the Pride notice of special meeting, in time to be received before the Pride special meeting, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the Pride special meeting, or by submitting a later dated proxy via the Internet or telephone in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the meeting and voting in person. Simply attending the Pride special meeting without voting will not revoke your proxy or change your vote.

If your shares of Pride common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so.

Q:	What should I do if I receive more than one set of voting materials for the Ensco general meeting or the Pride special meeting?

A:	You may receive more than one set of materials for the Ensco general meeting or the Pride special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Ensco ADSs or Pride common stock in more than one brokerage account, you will receive a separate proxy or voting instruction card for each brokerage account in which you hold Ensco ADSs or Pride common stock. If you are a holder of record and your Ensco ADSs or Pride common stock are registered in more than one name, you will receive more than one proxy or voting instruction card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What happens if I hold both Ensco ADSs and shares of Pride common stock?

A:	You will receive separate proxy or voting instruction cards for each company and must complete, sign and date each proxy or voting instruction card and return each proxy or voting instruction card in the appropriate postage-paid envelope or, if available, by submitting a proxy or voting instructions by telephone or through the Internet for each company.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy or voting instructions, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy or voting instructions card, you should contact:

If you are an Ensco shareholder:	If you are a Pride stockholder:

Proxy Solicitor:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005

Shareholders Call Toll-Free at:
1-800-859-8509
Banks and Brokers Call Collect at:
1-212-269-5550
Email: ensco@dfking.com	Proxy Solicitor: Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders Call Toll-Free at: (877) 825-8772 Banks and Brokers Call Collect at: (212) 750-5833

SUMMARY

The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, Ensco and Pride encourage you to carefully read this entire joint proxy statement/prospectus, including the attached annexes. In addition, Ensco and Pride encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Ensco and Pride that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The Companies

Ensco plc

Ensco plc is an English public limited company formed in 2009 in connection with its redomestication from Delaware to England. Its predecessor, ENSCO International Incorporated, was formed as a Texas corporation in 1975 and reincorporated in Delaware in 1987. In connection with its redomestication to England, each issued and outstanding share of common stock of ENSCO International Incorporated was converted into the right to receive one American depositary share (“ADS”), each representing one Class A ordinary share, nominal value $0.10 per share, of Ensco plc.

Ensco is a global offshore contract drilling company. As of March 15, 2011, its offshore rig fleet included 40 jackup rigs, five ultra-deepwater semisubmersible rigs and one barge rig. Additionally, it has three ultra-deepwater semisubmersible rigs under construction and recently announced that it has ordered the construction of two new ultra-premium, harsh environment jackup rigs. Ensco is one of the leading providers of offshore contract drilling services to the international oil and gas industry. Its customers include major integrated oil and natural gas companies, state-owned national oil companies and independent oil and natural gas companies. Its operations are concentrated in the geographic regions of Asia Pacific (which includes Asia, the Middle East and Australia), Europe and Africa, and North and South America.

Ensco’s ADSs are listed on the NYSE and trade under the symbol “ESV.”

Ensco’s registered office and principal executive offices are located at 6 Chesterfield Gardens, London, England W1J 5BQ and its telephone number is +44 (0) 20 7659 4660.

ENSCO Ventures LLC, referred to as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of Ensco which was formed for the purpose of entering into the merger agreement. ENSCO International Incorporated, referred to as Delaware Sub, is Ensco’s predecessor and a wholly owned subsidiary of Ensco, which entered into the merger agreement for the purpose of agreeing to pay certain termination fees upon the occurrence of specified events in order to induce Pride to enter into the merger agreement for the benefit of Ensco.

Pride International, Inc.

Pride International, Inc. is a Delaware corporation formed in 2001 in connection with its reincorporation from Louisiana to Delaware as part of its acquisition of Marine Drilling Companies, Inc. Its predecessor, Pride Petroleum Services, Inc., was originally formed as a Louisiana corporation.

Pride operates a fleet of 26 mobile offshore drilling units, consisting primarily of floating rigs (semisubmersibles and drillships) that address deepwater drilling programs around the world. Pride has one of the youngest and most technologically advanced deepwater drilling fleets in the offshore industry, with five drillships, including three delivered since the beginning of 2010, six semisubmersible rigs and two managed, third party-owned deepwater rigs. Two additional Pride deepwater drillships are currently under construction with expected deliveries in 2011 and 2013. Pride’s fleet also includes six other semisubmersible rigs and seven jackup rigs. Pride’s floating rig fleet operates primarily offshore Brazil and West Africa where the company has a long-standing presence.

Pride common stock is listed on the NYSE and trades under the symbol “PDE.”

Pride’s executive offices are located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Its telephone number at that address is (713) 789-1400.

The Merger (page 48)

Ensco and Pride have entered into the merger agreement pursuant to which Merger Sub will merge with and into Pride, with Pride surviving the merger as a wholly owned subsidiary of Ensco. As a result of the merger, each share of Pride common stock (other than dissenting shares as described in “Appraisal Rights,” shares held by Ensco, Pride or their respective subsidiaries and shares deemed to be held by or on behalf of certain U.K. residents as described in “The Merger Agreement — Merger Consideration — Effect on Securities”) will be converted into the right to receive 0.4778 Ensco ADSs and $15.60 in cash, as described under “The Merger Agreement — Merger Consideration.” On March 31, 2011, Ensco had outstanding approximately 143 million ADSs. Immediately following the completion of the merger, Ensco expects to have approximately 231 million ADSs outstanding based on the number of outstanding shares of Pride common stock. Ensco shareholders and Pride stockholders are expected to hold approximately 62% and 38%, respectively, of the Ensco ADSs outstanding immediately after the merger.

Based on the closing price of $54.41 per Ensco ADS on February 4, 2011, the last trading day before the public announcement of the execution and delivery of the merger agreement by Ensco and Pride, and $     per Ensco ADS on          , 2011, the latest practicable trading day before the date of this joint proxy statement/prospectus, the aggregate value of the merger consideration to be received by Pride stockholders was approximately $7.6 billion and $      billion, respectively. The $      billion consists of approximately $2.9 billion to be paid in cash and approximately $      billion to be paid through the issuance and delivery of approximately 87 million Ensco ADSs based on the number of outstanding shares of Pride common stock. The market value of the merger consideration ultimately received by Pride stockholders will depend on the closing price of Ensco ADSs on the day that the merger is consummated. See “Risk Factors — Risk Factors Relating to the Merger — Because the merger consideration is fixed and the market price of Ensco ADSs will fluctuate, Pride stockholders cannot be sure of the value of the merger consideration they will receive.”

A composite copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. Ensco and Pride encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

Recommendation of the Ensco Board of Directors (page 63)

The Ensco board of directors has unanimously determined that the execution and delivery of the merger agreement is advisable and the transactions contemplated by the merger agreement, including the issuance and delivery of Ensco ADSs pursuant to the merger agreement, are in the best interests of the Ensco shareholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Ensco board of directors unanimously recommends that Ensco shareholders vote “FOR” the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement.

Recommendation of the Pride Board of Directors (page 66)

The Pride board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pride and its stockholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Pride board of directors unanimously recommends that Pride stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” any proposal to adjourn the special meeting if necessary to solicit additional proxies.

Stockholders Entitled to Vote; Vote Required (pages 182 and 185)

Ensco

Ensco shareholders who owned Class A ordinary shares at the close of business on          , 2011, which is referred to as the Ensco record date, are qualified to receive notice of, attend and vote at the Ensco general meeting. On the Ensco record date, there were           Ensco Class A ordinary shares (represented by Ensco ADSs) outstanding and entitled to vote at the Ensco general meeting. Citibank, as the ADS depositary (or its nominee), is the registered holder of all outstanding Ensco Class A ordinary shares as of the date of this joint proxy statement/prospectus. If you own Ensco ADSs representing Class A ordinary shares at the close of business in New York City on the Ensco record date, whether directly or in “street name,” you are entitled to instruct the ADS depositary on how to vote the Class A ordinary shares represented by your Ensco ADSs, which for purposes of this joint proxy statement/prospectus we refer to as voting your shares.

Voting instructions must be received by the ADS depositary by 11:59 p.m. New York City time on          , 2011 for employees and directors holding shares in Ensco benefit plans, and on          , 2011 for all other holders (the “ADS voting cutoff time”).

Each Ensco Class A ordinary share is entitled to one vote on each matter to be voted on at the Ensco general meeting.

The approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement is being proposed as an ordinary resolution, which means that, assuming a quorum is present, the resolution will be approved for purposes of the U.K. Companies Act 2006 if a majority of the votes cast are cast in favor of the resolution. Further, under NYSE rules, the total amount of votes cast on the resolution must represent over 50% in interest of all securities entitled to vote. The chairman of the Ensco general meeting may also adjourn or postpone the meeting without notice other than announcement at the meeting for any purpose including to solicit additional proxies or voting instructions.

At the Ensco general meeting, holders of a majority of the outstanding Ensco Class A ordinary shares entitled to vote must be present, either in person or represented by proxy, to constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Ensco general meeting. However, because abstentions and broker non-votes are not considered votes cast under English law, they will not have any effect on the outcome of the vote with respect to the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement (assuming a quorum is present). Under NYSE rules, abstentions, but not broker non-votes, will be considered as votes cast for determining whether a sufficient number of votes have been cast on the resolution.

An abstention occurs when a stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal.

Your vote is very important. You are encouraged to submit your proxy or voting instructions as soon as possible and in any event before the ADS voting cutoff time. If the ADS depositary timely receives voting instructions that fail to specify the manner in which the ADS depositary is to vote the Class A ordinary shares represented by Ensco ADSs, the ADS depositary will vote in favor of the items set forth in such voting instructions. Class A ordinary shares represented by Ensco ADSs for which no timely voting instructions are received by the ADS depositary will not be voted.

Pride

Pride stockholders who owned shares of Pride common stock at the close of business on          , 2011, which is referred to as the Pride record date, are entitled to vote at the Pride special meeting. On the Pride record date, there were           shares of Pride common stock outstanding and entitled to vote at the Pride special meeting, held by approximately           holders of record. Pride stockholders may cast one vote for each share of Pride common stock owned on the Pride record date.

At the Pride special meeting, holders of a majority of the total number of outstanding shares of Pride common stock entitled to vote must be present, either in person or represented by proxy, to constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Pride special meeting.

The adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Pride common stock entitled to vote. The approval of any proposal to adjourn the special meeting if necessary to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote on the adjournment. Abstentions and broker non-votes will be considered as present at the meeting for purposes of determining a quorum and will have the same effect as votes cast “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as votes cast “AGAINST” approval of any proposal to adjourn the special meeting if necessary to solicit additional proxies. Broker non-votes will have no effect on approval of that proposal.

An abstention occurs when a stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. A broker non-vote occurs when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal.

Your vote is very important. You are encouraged to submit your proxy or voting instructions as soon as possible. If you do not indicate how your shares of Pride common stock should be voted on a matter, the shares of Pride common stock represented by your properly completed proxy will be voted as the Pride board of directors recommends and therefore “FOR” the adoption of the merger agreement and “FOR” the approval of any proposal to adjourn the special meeting if necessary to solicit additional proxies.

Opinions of Financial Advisors (pages 70 and 79)

Opinion of Deutsche Bank Securities Inc.

On February 5, 2011, Deutsche Bank Securities Inc., referred to as Deutsche Bank, financial advisor to Ensco, delivered to the board of directors of Ensco an oral opinion, subsequently confirmed in writing on February 6, 2011, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the merger consideration comprised of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Ensco Class A ordinary share, to be paid in respect of each share of Pride common stock in the merger was fair, from a financial point of view, to Ensco.

The full text of Deutsche Bank’s written opinion, dated February 6, 2011, which sets forth, among other matters, the assumptions made, matters considered, and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Deutsche Bank opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the Ensco board of directors. The Deutsche Bank opinion is not a recommendation as to how any holder of Ensco ADSs or Ensco Class A ordinary shares should vote with respect to the merger. Deutsche Bank’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid in respect of each share of Pride common stock and does not address any other aspect of the merger. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Ensco. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Ensco to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion as to how any holder of Ensco’s ADSs or Ensco Class A ordinary shares should vote with respect to the merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the merger, or any class of such persons, in connection with the merger relative to the merger consideration. Deutsche Bank expects to receive a transaction fee of $15 million, of which $3.75 million became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising Ensco that it was unable to render an opinion) and the remainder is contingent upon consummation of the merger. Ensco may also pay Deutsche Bank an additional discretionary fee of up to $5 million, determined in Ensco’s sole discretion, to compensate Deutsche Bank based on the complexity of the transaction. For a more complete description, see “The Merger — Opinion of Deutsche Bank Securities Inc.” See also Annex B to this joint proxy statement/prospectus.

Opinion of Goldman, Sachs & Co.

At the meeting of the board of directors of Pride on February 6, 2011, Goldman, Sachs & Co, referred to as Goldman Sachs, delivered its oral opinion, subsequently confirmed in writing, that, as of February 6, 2011 and based upon and subject to the limitations and assumptions set forth therein, the per share consideration of $15.60 in cash and 0.4778 Ensco ADSs, each duly and validly issued against the deposit of an equal number of Ensco Class A ordinary shares, to be paid to the holders (other than Ensco and its affiliates) of the outstanding shares of Pride common stock pursuant to the merger agreement, dated February 6, 2011, was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated February 6, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided its advisory services and its opinion for the information and assistance of the board of directors of Pride in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Pride common stock should vote with respect to the merger or any other matter. Goldman Sachs expects to receive a transaction fee currently estimated to be approximately $42 million (which is based on the closing price of Ensco ADSs and Pride net debt as of March 31, 2011), of which $5 million became payable upon execution of the engagement letter and the remainder is contingent upon consummation of the merger. For a more complete description, see “The Merger — Opinion of Goldman, Sachs & Co.” See also Annex C to this joint proxy statement/prospectus.

Directors and Executive Officers of Ensco After the Merger (page 92)

The directors and executive officers of Ensco prior to the merger will continue as the directors and executive officers of Ensco immediately after the merger, except that the merger agreement provides that Ensco shall take such actions as are necessary to expand the size of the Ensco board of directors and to appoint two non-employee members of the current Pride board of directors designated by Pride and reasonably acceptable to Ensco to fill such vacancies effective as of the effective time of the merger. Pride has not yet determined which of its current directors will be its designees on the Ensco board of directors as of the date of this joint proxy statement/prospectus. Upon determination of such designees by Pride, the Ensco Nominating, Governance and Compensation Committee will review the independence and qualifications of such candidates in accordance with Ensco’s Corporate Governance Policy and make a recommendation to the Ensco board of directors. Assuming a favorable recommendation, the Ensco board of directors will increase the size of the board by two and appoint the Pride designees to the newly-created vacancies in such classes of directors as the Ensco board may determine and provide that such directors shall stand for election for the remaining portion of the term of office for such classes at the next annual general meeting of shareholders for which a notice of the meeting has not been sent at the time of appointment.

In addition, it is currently expected that certain executive officers of Pride will become members of the Ensco executive management team following the merger. As of the date of this joint proxy statement/prospectus, it has not been determined which executive officers of Pride will join the Ensco executive management team, or what positions such executive officers will hold, following the merger.

Ownership of Ensco After the Merger (page 92)

Ensco will issue approximately 87 million Class A ordinary shares represented by Ensco ADSs pursuant to the merger based on the number of outstanding shares of Pride common stock. Immediately following the completion of the merger, Ensco expects to have approximately 231 million ADSs outstanding.

Ensco shareholders and Pride stockholders are expected to hold approximately 62% and 38%, respectively, of the Ensco ADSs outstanding immediately after the merger based on the same assumptions. Consequently, Pride stockholders, as a general matter, will have less influence over the management and policies of Ensco than they currently exercise over the management and policies of Pride.

Share Ownership of Directors and Executive Officers of Ensco

At the close of business on March 31, 2011, the directors and executive officers of Ensco and their affiliates beneficially owned and were entitled to vote 1,307,715 Ensco ADSs, collectively representing approximately less than 1% of the Ensco ADSs outstanding and entitled to vote on that date. The directors and executive officers of Ensco have each indicated that they expect to vote “FOR” the proposal to approve the issuance and delivery of Ensco ADSs in the merger.

Share Ownership of Directors and Executive Officers of Pride

At the close of business on March 31, 2011 the directors and executive officers of Pride and their affiliates beneficially owned and were entitled to vote 744,520 shares of Pride common stock, collectively representing less than 1% of the shares of Pride common stock outstanding and entitled to vote on that date. The directors and executive officers of Pride have each indicated that they expect to vote “FOR” the proposal to adopt the merger agreement and “FOR” any proposal to authorize the Pride board of directors, in its discretion, to adjourn the special meeting if necessary to solicit additional proxies.

Interests of the Pride Directors and Executive Officers in the Merger (page 88)

In considering the recommendation of the Pride board of directors with respect to the merger, Pride stockholders should be aware that the executive officers and directors of Pride have certain interests in the merger that may be different from, or in addition to, the interests of Pride stockholders generally. The Pride board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the Pride stockholders adopt the merger agreement.

These interests include certain Pride executive officers being entitled to receive specified severance and other benefits, following the effective time of the merger, including the following:

•	Pride’s long-term incentive plans and applicable employment and award agreements generally provide for vesting of outstanding equity awards upon consummation of the merger;

•	Pride’s executive officer employment agreements provide severance and other benefits in the case of qualifying terminations of employment in connection with or following the merger;

•	Pride’s annual incentive plan provides for a payment of the pro-rated maximum bonus for the year in which the merger is completed; and

•	certain of Pride’s executive officers participate in the Pride Supplemental Executive Retirement Plan, which provides for a lump sum cash payment in the event of termination of employment within two years after a change in control, including the merger; further, upon termination in certain circumstances, the executive and his spouse are entitled to retiree medical and dental benefits.

The merger agreement provides that Ensco will take such actions as are necessary to expand the size of the Ensco board of directors and to appoint two current non-employee members of the Pride board of directors designated by Pride and reasonably acceptable to Ensco to fill such vacancies effective as of the effective time of the merger. Such Pride designees will stand for election for the remaining portion of the term of office for their respective classes at the next annual general meeting of the shareholders of Ensco for which a notice of the meeting has not been sent at the time of the appointment. Pride has not yet determined which of its current directors will be its designees on the Ensco board of directors as of the date of this joint proxy statement/prospectus.

The merger agreement also provides for indemnification in favor of the current and former directors and officers of Pride and its subsidiaries and for the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the effective time of the merger.

Listing of Ensco ADSs; Delisting and Deregistration of Shares of Pride Common Stock (page 102)

Approval of the listing on the NYSE of the Ensco ADSs issuable pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. Ensco has agreed to cause the Ensco ADSs issuable pursuant to the merger agreement to be approved for listing on the NYSE at or prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of Pride common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Appraisal Rights in the Merger (page 127)

Holders of Pride common stock who do not vote in favor of the merger will be entitled to exercise appraisal rights under the General Corporation Law of the State of Delaware, or DGCL, in connection with the merger, and, if such rights are properly demanded and perfected and not withdrawn or lost, such stockholders will be entitled to obtain payment for the judicially-determined fair value of their shares of Pride common stock if the merger is completed. See “Appraisal Rights.”

Conditions to the Completion of the Merger (page 111)

A number of conditions must be satisfied or, where legally permissible, waived before the proposed merger can be consummated. These include, among others:

•	the approval by Ensco shareholders of the issuance and delivery of the Ensco ADSs pursuant to the merger agreement;

•	the adoption of the merger agreement by Pride stockholders;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act (which was satisfied on March 30, 2011);

•	the absence of (a) any pending or threatened in writing claim, proceeding or action by an agency of the government of the United States seeking to restrain, prohibit or rescind any transactions contemplated by the merger agreement as an actual or threatened violation of any antitrust law or seeking to penalize a party for completing any such transaction and (b) any final or preliminary administrative order that remains in effect denying approval of or prohibiting the merger issued by a governmental entity with jurisdiction to enforce any applicable non-U.S. antitrust laws of a specified jurisdiction, in each case which is reasonably likely to require any competition actions, which are described in “The Merger Agreement — Additional Agreements — Efforts Related to Consents and Approvals of Governmental Entities and Third Parties”;

•	the absence of any decree, order or injunction of a U.S. or non-U.S. court of competent jurisdiction prohibiting the merger;

•	the effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, the effectiveness of a Form F-6 registration statement with respect to the Ensco ADSs, the absence of any stop order suspending the effectiveness of the Form S-4 or Form F-6, and the U.K. Listing Authority having approved a prospectus for residents of the United Kingdom, if such prospectus is required;

•	the approval for listing on the NYSE of the Ensco ADSs to be delivered to the Pride stockholders pursuant to the merger agreement, subject to official notice of issuance; and

•	the performance in all material respects of the covenants and agreements in the merger agreement by Ensco, Merger Sub, Delaware Sub and Pride, and the accuracy of the representations and warranties in the merger agreement of Ensco, Merger Sub, Delaware Sub and Pride, subject to the material adverse effect standard described below, with specified exceptions.

For more information regarding the conditions to the consummation of the merger and a complete list of such conditions, see “The Merger Agreement — Conditions to the Completion of the Merger.”

Regulatory Approvals Required for the Merger (page 92)

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, under the HSR Act. Under the HSR Act, Ensco and Pride are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the merger. On February 28, 2011, Ensco and Pride each filed a Premerger Notification and Report Form with the Antitrust Division and the Federal Trade Commission, which is referred to as the FTC. On March 30, 2011, Ensco and Pride received notice from the Antitrust Division and the FTC granting early termination of the waiting period under the HSR Act.

The merger is also subject to antitrust review by government authorities in Brazil, which does not require governmental approval prior to the closing of the transaction.

No Solicitation and Change in Recommendation (page 115)

Under the merger agreement, Pride has agreed not to (and to not permit any of its officers, directors, employees, financial advisors, attorneys or other authorized representatives to) solicit, initiate, knowingly and intentionally encourage or facilitate, or negotiate, any competing acquisition proposal of Pride, provide information regarding Pride to a third party in connection with a competing acquisition proposal or release any such third party from any confidentiality or standstill agreement. However, before the adoption of the merger agreement by the Pride stockholders, Pride may, under certain circumstances, engage in negotiations with and provide information regarding Pride to a third party making an unsolicited, written acquisition proposal. Under the merger agreement, Pride is required to notify Ensco if it receives any competing acquisition proposal or request for information in connection with such a proposal.

Further, under the merger agreement, Ensco has agreed not to (and to not permit any of its officers, directors, employees, financial advisors, attorneys or other authorized representatives to) solicit, initiate, knowingly and intentionally encourage or facilitate, or negotiate, any competing acquisition proposal of Ensco, provide information regarding Ensco to a third party in connection with a competing acquisition proposal or release any such third party from any confidentiality or standstill agreement. However, before the approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement by the Ensco shareholders, Ensco may, under certain circumstances, engage in negotiations with and provide information regarding Ensco to a third party making an unsolicited, written acquisition proposal. Under the merger agreement, Ensco is required to notify Pride if it receives any competing acquisition proposal or request for information in connection with such a proposal.

Before receipt of the respective shareholder and stockholder approvals, after two business days’ prior notice to the other party and consideration of any proposed adjustments to the terms and conditions of the merger agreement, the board of directors of either Pride or Ensco may withdraw its recommendation or declaration of advisability of the merger agreement if a majority of the board of directors of such company determines in good faith that a failure to change its recommendation would reasonably be expected to be inconsistent with their fiduciary duties.

Termination of the Merger Agreement (page 123)

In general, the merger agreement may be terminated at any time prior to the effective time of the merger in the following ways:

•	by mutual written consent of Ensco and Pride;

•	by either Ensco or Pride if:

•	the merger is not completed on or before February 3, 2012 (subject to certain exceptions in connection with the performance of obligations under the merger agreement);

•	the Pride stockholders fail to adopt the merger agreement at the Pride special meeting, except that Pride will not be able to terminate the merger agreement if the failure to obtain stockholder approval is proximately caused by certain Pride breaches of the merger agreement; or

•	the Ensco shareholders fail to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement at the Ensco general meeting, except that Ensco will not be able to terminate the merger agreement if the failure to obtain shareholder approval is proximately caused by certain Ensco breaches of the merger agreement;

•	any injunction, order or decree of a court of competent jurisdiction or a governmental entity prohibiting or permanently enjoining the closing of the merger is in effect and has become final and nonappealable, provided that the party seeking to terminate the merger agreement shall have used its reasonable best efforts to remove such injunction, order or decree;

•	by Pride if:

•	Ensco, Delaware Sub or Merger Sub has breached or failed to perform its representations, warranties, covenants or other agreements in the merger agreement, which would give rise to the failure of a condition to Pride’s obligation to close the merger and is incapable of being cured prior to the termination date or is not cured by Ensco within 30 days following notice from Pride;

•	prior to the adoption by Pride stockholders of the merger agreement, the Pride board of directors has received a competing superior proposal and has not violated the no solicitation provisions of the merger agreement with respect to such proposal, and Pride terminates the merger agreement in accordance with its terms (including considering any adjustments proposed by Ensco to amend the merger agreement during the three business day notice period prior to such termination and payment of the termination fee described below); or

•	the Ensco board of directors withdraws or adversely changes its recommendation to its shareholders.

•	by Ensco if:

•	Pride has breached or failed to perform its representations, warranties, covenants or other agreements in the merger agreement, which would give rise to the failure of a condition to Ensco’s obligation to close the merger and is incapable of being cured prior to the termination date or is not cured by Pride within 30 days following notice from Ensco;

•	prior to the approval by Ensco shareholders of the issuance and delivery of Ensco ADSs pursuant to the merger agreement, the Ensco board of directors has received a competing superior proposal and Ensco terminates the merger agreement in accordance with its terms (including considering any adjustments proposed by Pride to amend the merger agreement during the three business day notice period prior to such termination and payment of the termination fee described below); or

•	the Pride board of directors withdraws or adversely changes its recommendation to its stockholders.

Termination Fees (page 125)

Under the merger agreement, Delaware Sub may be required to pay to Pride a termination fee of $260 million (less any fee previously paid by Delaware Sub) if the merger agreement is terminated under certain circumstances, and Pride may be required to pay to Ensco a termination fee of $260 million (less any fee previously paid by Pride) if the merger agreement is terminated under certain circumstances. In addition, the merger agreement requires each of Delaware Sub and Pride to pay a fee of $50 million, in certain circumstances where the merger agreement is terminated by a party and the $260 million termination fee is not then payable to the other party, such as a failure to obtain shareholder approval in certain circumstances.

Material U.S. Federal Income Tax Consequences of the Merger (page 93)

None of Ensco, the Ensco shareholders or Pride should be subject to the U.S. federal income tax as a result of the merger. Therefore, the discussion herein of the material U.S. federal income tax consequences of the merger is limited to the U.S. federal income tax consequences of the merger to the Pride stockholders.

For U.S. federal income tax purposes, the conversion of each issued and outstanding share of the Pride common stock into the right to receive Ensco ADSs and cash upon the consummation of the merger generally will be treated as an exchange of such share for the Ensco ADSs and cash. Therefore, the discussion of the material U.S. federal income tax consequences of the merger contained herein refers to an “exchange” rather than a “conversion” in describing the U.S. federal income tax consequences of the merger.

U.S. Holders

The exchange of shares of Pride common stock for Ensco ADSs and cash generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder (as defined in “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) exchanging shares of Pride common stock in the merger will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the Ensco ADSs and cash received in the merger, including any cash received in lieu of fractional Ensco ADSs, and (ii) such holder’s adjusted tax basis in its Pride common stock exchanged therefor. Generally, such gain or loss will be capital gain or capital loss, respectively.

Non-U.S. Holders

Subject to certain exceptions, which are described below in “The Merger — Material U.S. Federal Income Tax Consequences of the Merger — Tax Consequences of the Merger to Pride Stockholders,” a non-U.S. holder (as defined below) generally will not be subject to U.S. federal income tax on gain realized, if any, on the exchange of shares of Pride common stock for Ensco ADSs and cash, including cash received in lieu of fractional Ensco ADSs.

Material U.K. Tax Consequences of the Merger (page 98)

Taxation of U.K. Pride Stockholders

Generally, U.K. resident Pride stockholders may realize a chargeable gain or an allowable loss for U.K. corporation tax or capital gains tax purposes (as the case may be) as a result of the merger, which will be treated as a disposal of their common stock in Pride for a consideration equal to the cash and the market value of the Ensco ADSs received by such Pride stockholders at that time.

Taxation of Non-U.K. Pride Stockholders

Generally, non-U.K. resident Pride stockholders should not be subject to either U.K. corporation tax or capital gains tax on a chargeable gain or allowable loss arising on a disposal of their common stock in Pride as a result of the merger, unless they carry on a trade in the U.K. through a permanent establishment in the U.K. or through a branch or agency in the U.K. for the purposes of U.K. corporation tax or capital gains tax respectively, and the stock is attributable to that permanent establishment, branch or agency. In those circumstances, the non-U.K. resident Pride stockholders may realize a chargeable gain or an allowable loss for U.K. corporation tax or capital gains tax purposes (as the case may be) as a result of the merger, which will be treated as giving rise to a disposal of their common stock in Pride for a consideration equal to the cash and the market value of the Ensco ADSs received by such Pride stockholders at that time.

No stamp duty or stamp duty reserve tax will be payable by Pride stockholders as a consequence of the merger.

Accounting Treatment (page 102)

Ensco will account for the merger using the acquisition method of accounting under U.S. generally accepted accounting principles, which are referred to as GAAP. As the accounting acquirer, Ensco’s assets and liabilities will remain at historical amounts.

In applying purchase accounting, Ensco will record the assets and liabilities of Pride at their estimated fair values at the closing date of the merger with the excess of the purchase price over the sum of such fair values recorded as goodwill. The purchase price is calculated using the estimated number of Ensco ADSs to be issued in the merger using the market price on the closing date of the merger, plus estimated cash consideration to be paid to Pride stockholders based on the number of shares of Pride common stock outstanding at the time of the merger and cash consideration of $15.60 per share and plus the estimated fair value of Pride stock options to be assumed by Ensco.

Payment of Dividends

Ensco

Ensco has paid regular quarterly cash dividends of $0.35 per share since the second quarter of 2010. Under the terms of the merger agreement, during the period before the closing of the merger, Ensco is prohibited from paying any dividends other than its regular quarterly dividends.

Pride

Pride does not currently pay quarterly cash dividends. Under the terms of the merger agreement, during the period before the closing of the merger, Pride is prohibited from paying any dividends.

Description of Debt Financing (page 131)

Ensco’s obligation to complete the merger is not conditioned upon its obtaining financing. Ensco anticipates that approximately $2.9 billion will be required to pay the aggregate cash portion of the merger consideration to the Pride stockholders. On February 6, 2011, Ensco entered into a bridge commitment letter with Deutsche Bank AG Cayman Islands Branch, or DBCI, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., or Citi. Pursuant to the commitment letter, DBCI and Citi committed to provide a $2.75 billion unsecured bridge term loan facility to fund a portion of the cash consideration in the merger. On March 17, 2011, in connection with its financing of the merger, Ensco issued two series of senior notes in a public offering: $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021. Due to the issuance of the senior notes and the availability of cash on hand, which totaled approximately $3.4 billion as of March 31, 2011, Ensco terminated the bridge commitment letter on March 23, 2011. Ensco may seek additional sources of debt financing in the future to fund future operating and capital expenditures and for general corporate purposes. There can be no assurance that any additional sources of debt financing may be completed on commercially acceptable terms if at all.

Comparison of Rights of Pride Stockholders and Ensco Shareholders (page 157)

As a result of the merger, holders of Pride common stock will become holders of Ensco ADSs. Following the merger, Pride stockholders will have different rights as holders of Ensco ADSs than as stockholders of Pride due to the differences between English law and the DGCL and the different provisions of the governing documents of Pride and Ensco.

Litigation Relating to the Merger (page 102)

Following the announcement of the merger agreement, a number of putative stockholder class action complaints or petitions were filed against various combinations of Pride, Pride’s directors, Ensco, Delaware Sub, and Merger Sub in the Delaware Court of Chancery, the U.S. District Court for the Southern District of Texas, and in the state courts of Harris County, Texas. These lawsuits challenge the proposed merger and generally allege, among other matters that the individual members of the Pride board of directors have breached their fiduciary duties owed to Pride’s stockholders by approving the proposed merger, failing to take steps to maximize value to Pride’s stockholders and failing to disclose material information concerning the proposed merger in the registration statement on Form S-4; that Pride, Ensco, Delaware Sub and Merger Sub aided and abetted such breaches of fiduciary duties; and that the merger agreement improperly favors Ensco and unduly restricts Pride’s ability to negotiate with rival bidders. These lawsuits generally seek, among other remedies, compensatory damages, declaratory and injunctive relief concerning the alleged fiduciary breaches, and injunctive relief prohibiting the defendants from consummating the merger. In addition, the plaintiffs in a derivative class action lawsuit related to Pride’s previously disclosed FCPA investigation filed an amendment to their petition adding claims related to the merger. In the amendment, the plaintiffs contend that the proposed merger was motivated by a desire to extinguish Pride’s alleged liability related to the derivative action, as well as other claims similar to those described above relating to the merger.

Pride, Pride’s directors, Ensco, Delaware Sub and Merger Sub believe that the claims stated in the complaints relating to the merger are all without merit, and they intend to defend such actions vigorously.

Selected Historical Financial Data of Ensco

The following tables show Ensco’s selected historical consolidated financial data as of and for each of the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 and were derived from Ensco’s financial statements. You should read the following data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in Ensco’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference. See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger. Ensco’s historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions, except per share amounts)

Statement of Income Data
Revenues	$1,696.8	$1,888.9	$2,242.6	$1,899.3	$1,632.6
Operating expenses
Contract drilling (exclusive of depreciation)	768.1	709.0	736.3	613.4	519.8
Depreciation	216.3	189.5	172.6	165.5	155.0
General and administrative	86.1	64.0	53.8	59.5	44.6

Operating income	626.3	926.4	1,279.9	1,060.9	913.2
Other income (expense), net	18.2	8.8	(4.2)	37.8	(5.9)
Provision for income taxes	96.0	180.0	222.4	235.1	225.7

Income from continuing operations	548.5	755.2	1,053.3	863.6	681.6
Income from discontinued operations, net	37.4	29.3	103.4	135.3	93.6
Cumulative effect of accounting change, net	—	—	—	—	.6

Net income	585.9	784.5	1,156.7	998.9	775.8
Net income attributable to noncontrolling interests	(6.4)	(5.1)	(5.9)	(6.9)	(6.1)

Net income attributable to Ensco	$579.5	$779.4	$1,150.8	$992.0	$769.7

Earnings per share — basic
Continuing operations	$3.80	$5.28	$7.32	$5.80	$4.42
Discontinued operations	.26	.20	.72	.91	.61

	$4.06	$5.48	$8.04	$6.71	$5.03

Earnings per share — diluted
Continuing operations	$3.80	$5.28	$7.31	$5.78	$4.40
Discontinued operations	.26	.20	.71	.91	.61

	$4.06	$5.48	$8.02	$6.69	$5.01

Net income attributable to Ensco shares
Basic	$572.1	$769.7	$1,138.2	$984.7	$765.4
Diluted	$572.1	$769.7	$1,138.2	$984.7	$765.4
Weighted-average shares outstanding
Basic	141.0	140.4	141.6	146.7	152.2
Diluted	141.0	140.5	141.9	147.2	152.8
Cash dividends per share	$1.075	$.10	$.10	$.10	$.10

	As of December 31,
	2010	2009	2008	2007	2006

Balance Sheet Data
Working capital	$1,087.7	$1,167.9	$973.0	$625.8	$602.3
Total assets	7,051.5	6,747.2	5,830.1	4,968.8	4,334.4
Long-term debt, net of current portion	240.1	257.2	274.3	291.4	308.5
Ensco shareholders’ equity	5,959.5	5,499.2	4,676.9	3,752.0	3,216.0

Selected Historical Financial Data of Pride

The selected historical financial data of Pride as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, were derived from Pride’s audited consolidated financial statements included in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010. The selected historical financial data of Pride as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 were derived from Pride’s consolidated financial information included in prior annual reports on Form 10-K. Pride has previously reclassified the historical results of operations of its former Latin America Land and E&P Services segments, three tender assist rigs, Pride’s former Eastern Hemisphere land rig operations, and Pride’s former mat-supported jackup business, to discontinued operations. See Note 2 to Pride’s audited consolidated financial statements in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010. The selected historical financial data of Pride below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pride’s audited consolidated financial statements and related notes included in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010. See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger. Pride’s historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions, except per share amounts)

Statement of Operations Data:
Revenues, excluding reimbursable revenues	$1,431.5	$1,563.5	$1,664.7	$1,294.2	$885.9
Reimbursable revenues	28.6	30.7	37.9	34.8	22.7
Operating costs, excluding depreciation and amortization	871.9	828.3	766.5	618.6	587.9
Reimbursable costs	24.9	27.3	34.9	30.8	19.4
Depreciation and amortization	184.0	159.0	147.3	153.1	129.4
General and administrative, excluding depreciation and amortization	103.9	110.5	126.7	138.1	105.8
Department of Justice and Securities and Exchange Commission fines	—	56.2	—	—	—
Loss(gain) on sales of assets, net	0.2	(0.4)	0.1	(29.8)	(27.9)

Earnings from operations	275.2	413.3	627.1	418.2	94.0
Interest expense, net of amounts capitalized	(13.4)	(0.1)	(20.0)	(83.1)	(89.0)
Refinancing charges	(16.7)	—	(2.3)	—	—
Interest income	2.9	3.0	16.8	14.3	4.2
Other income(expense), net	4.0	(4.1)	20.6	(2.7)	2.5

Income from continuing operations before income taxes	252.0	412.1	642.2	346.7	11.7
Income taxes	(8.6)	(71.8)	(133.5)	(86.9)	(13.0)

Income (loss) from continuing operations, net of tax	$243.4	$340.3	$508.7	$259.8	$(1.3)

Income (loss) from continuing operations per share:
Basic	$1.37	$1.93	$2.95	$1.54	$(0.03)
Diluted	$1.37	$1.92	$2.89	$1.51	$(0.03)
Shares used in per share calculations:
Basic	175.6	173.7	170.6	165.6	162.8
Diluted	176.2	174.0	175.2	178.1	162.8

	As of December 31,
	2010	2009	2008	2007	2006
	(In millions)

Balance Sheet Data:
Working capital	$463.1	$661.8	$849.6	$888.0	$293.1
Property and equipment, net	5,961.2	4,890.3	4,592.9	4,021.4	4,000.3
Total assets	6,871.7	6,142.9	6,069.0	5,615.6	5,097.6
Long-term debt, net of current portion	1,833.4	1,161.7	692.9	1,111.9	1,280.2
Stockholders’ equity	4,516.3	4,257.8	4,400.0	3,474.0	2,643.5

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined statement of income data for the year ended December 31, 2010 have been prepared to give effect to the merger as if the merger had occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet data as of December 31, 2010 have been prepared to give effect to the merger as if the merger had occurred on December 31, 2010.

The following selected unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2010 for statement of income purposes, and on December 31, 2010 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus on page 132.

Year Ended
December 31, 2010
(In millions,
except per share data)

Pro Forma Condensed Combined Statement of Income Data:
Revenues	$3,205
Contract drilling expense	1,665
Gross profit(1)	1,109
Income from continuing operations	774
Diluted earnings per share from continuing operations	$3.35

(1)	Represents operating revenues less contract drilling expense and depreciation expense.

As of
December 31, 2010
(In millions)

Pro Forma Condensed Combined Balance Sheet Data:
Working capital	$985
Total assets	17,910
Long-term debt, net of current portion	4,844
Shareholders’ equity	10,908

Unaudited Comparative Per Share Data

The following table summarizes earnings per share data for Ensco and Pride for and as of the year ended December 31, 2010 on a historical basis and on a pro forma condensed combined basis giving effect to the merger. It has been assumed that the merger was completed on January 1, 2010 for statement of income purposes, and on December 31, 2010 for the book value per share data. The following information should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included elsewhere in this joint proxy statement/prospectus.

			Pride
	Ensco			Pro Forma
		Pro Forma		Combined
	Historical	Combined	Historical	Equivalent(1)

Basic earnings per share from continuing operations	$3.80	$3.36	$1.37	$1.61
Diluted earnings per share from continuing operations	3.80	3.35	1.37	1.60
Book value per share at period end(2)	41.68	47.64	25.69	22.76
Cash dividends declared per share	1.075	NA	—	NA

(1)	Pride pro forma combined equivalent data are calculated by multiplying the combined pro forma amounts by the stock exchange ratio of 0.4778. This calculation does not take into account the $15.60 cash portion of the merger consideration.

(2)	Historical book value per share is computed by dividing shareholders’ equity by the number of Ensco ADSs or Pride common shares outstanding. Ensco pro forma book value per share is computed by dividing pro forma shareholders’ equity by the pro forma number of Ensco ADSs outstanding.

Comparative Ensco and Pride Market Price and Dividend Data

Ensco ADSs are listed on the NYSE under the symbol “ESV.” Pride common stock is listed on the NYSE under the symbol “PDE.”

The following table presents closing prices for Ensco ADSs and Pride common stock on February 4, 2011, the last trading day before the public announcement of the execution of the merger agreement by Ensco and Pride, and          , 2011, the latest practicable trading day before the date of this joint proxy statement/prospectus. This table also presents the equivalent market value per share of Pride common stock on February 4, 2011 and             , 2011, as determined by multiplying the closing prices of Ensco ADSs on those dates by the stock exchange ratio of 0.4778, plus $15.60 in cash, without interest.

Although the stock exchange ratio is fixed, the market prices of Ensco ADSs and Pride common stock will fluctuate before the Ensco general meeting and the Pride special meeting and before the merger is completed and the market value of the merger consideration ultimately received by Pride stockholders will depend on the closing price of Ensco ADSs on the day the merger is consummated. See “Risk Factors — Risk Factors Relating to the Merger — Because the merger consideration is fixed and the market price of Ensco ADSs will fluctuate, Pride stockholders cannot be sure of the value of the merger consideration they will receive.”

	Ensco	Pride	Equivalent Per Share of
	ADSs	Common Stock	Pride Common Stock

February 4, 2011	$54.41	$34.39	$41.60
, 2011

The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Ensco ADS and per share of Pride common stock on the NYSE. The table also shows the amount of cash dividends declared on Ensco ADSs and Pride common stock for the calendar quarters indicated.

	Ensco Common Stock /ADSs
			Cash Dividends
	High	Low	Declared

Fiscal Year Ended December 31, 2011
Second Quarter (through April 1, 2011)	$59.09	$58.16	$— (1)
First Quarter	59.61	49.70	0.35
Fiscal Year Ended December 31, 2010
Fourth Quarter	53.93	43.08	0.35
Third Quarter	47.28	38.91	0.35
Second Quarter	52.32	33.33	0.35
First Quarter	46.98	37.45	0.025
Fiscal Year Ended December 31, 2009
Fourth Quarter	51.30	39.73	0.025
Third Quarter	43.14	32.26	0.025
Second Quarter	42.47	25.05	0.025
First Quarter	32.37	22.04	0.025

(1)	As of April 1, 2011, the Ensco board of directors had not yet declared its regular quarterly cash dividend of $0.35 per share for the second quarter 2011.

	Pride Common Stock
			Cash Dividends
	High	Low	Declared

Fiscal Year Ended December 31, 2011
Second Quarter (through April 1, 2011)	$43.51	$43.09	$—
First Quarter	43.78	31.07	—
Fiscal Year Ended December 31, 2010
Fourth Quarter	33.72	29.31	—
Third Quarter	30.45	21.62	—
Second Quarter	33.52	21.51	—
First Quarter	34.36	27.12	—
Fiscal Year Ended December 31, 2009
Fourth Quarter	34.67	28.31	—
Third Quarter	32.01	22.29	—
Second Quarter	27.11	17.10	—
First Quarter	20.90	14.40	—

The information in the preceding tables is historical only. Ensco and Pride recommend that Ensco shareholders and Pride stockholders obtain current market quotations for Ensco ADSs and Pride common stock before making any decision regarding the issuance and delivery of Ensco ADSs pursuant to the merger agreement or the approval and adoption of the merger agreement, as applicable.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” Ensco shareholders and Pride stockholders should carefully consider the following risks before deciding how to vote. You also should consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Risk Factors Relating to the Merger

Because the merger consideration is fixed and the market price of Ensco ADSs will fluctuate, Pride stockholders cannot be sure of the value of the merger consideration they will receive.

Upon consummation of the merger, each outstanding share of Pride common stock will be converted into the right to receive 0.4778 Ensco ADSs and $15.60 in cash. The number of Ensco ADSs to be issued pursuant to the merger agreement for each share of Pride common stock is fixed and will not change to reflect changes in the market price of Ensco ADSs. The market price of Ensco ADSs at the time of the merger may vary significantly from the market prices of Ensco ADSs on the date the merger agreement was executed, the date of this joint proxy statement/prospectus and the date on which Ensco shareholders or Pride stockholders vote on the merger.

In addition, the merger may not be completed until a significant period of time has passed after the shareholder meetings. Because the merger consideration will not be adjusted to reflect any changes in the market value of Ensco ADSs or Pride common stock, the market value of the Ensco ADSs issued in the merger and the Pride common stock surrendered in the merger cannot be determined at this time and may be higher or lower than the values of those shares on those earlier dates.

Stock price changes may result from a variety of factors that are beyond the control of Ensco and Pride, including:

•	market reaction to the announcement of the merger and market assessment of the likelihood of the merger being consummated;

•	changes in the respective businesses, operations or prospects of Ensco or Pride, including Ensco’s and Pride’s ability to meet earnings estimates;

•	governmental or litigation developments or regulatory considerations affecting Ensco or Pride in particular or the offshore drilling industry in general;

•	general business, market, industry or economic conditions;

•	the worldwide supply/demand balance for oil and gas and the prevailing commodity price environment;

•	the level of drilling and contracting activity of customers of Ensco and Pride; and

•	other factors beyond the control of Ensco and Pride, including those described elsewhere in this “Risk Factors” section.

Neither party is permitted to “walk away” from the merger, terminate the merger agreement or resolicit the vote of its shareholders or stockholders solely because of changes in the market price of either party’s ADSs or common stock.

Directors and executive officers of Pride have certain interests that are different from those of Pride stockholders generally.

The executive officers of Pride who negotiated the terms of the merger agreement and the members of the Pride board of directors who approved the merger agreement have certain interests in the merger that may be different from, or in addition to, the interests of Pride stockholders generally. These interests include the following:

•	Pride’s long-term incentive plans and applicable employment and award agreements generally provide for vesting of outstanding equity awards upon consummation of the merger;

•	Pride’s executive officer employment agreements provide severance and other benefits in the case of qualifying terminations of employment in connection with or following the merger;

•	Pride’s annual incentive plan provides for a payment of the pro-rated maximum bonus for the year in which the merger is completed; and

•	certain of Pride’s executive officers participate in the Pride Supplemental Executive Retirement Plan, which provides for a lump sum cash payment in the event of termination of employment within two years after a change in control, including the merger; further, upon termination in certain circumstances, the executive and his spouse are entitled to retiree medical and dental benefits.

The merger agreement provides that Ensco will take such actions as are necessary to expand the size of the Ensco board of directors and to appoint two current non-employee members of the Pride board of directors designated by Pride and reasonably acceptable to Ensco to fill such vacancies effective as of the effective time of the merger. Such Pride designees will stand for election for the remaining portion of the term of office for their respective classes at the next annual general meeting of the shareholders of Ensco. Pride has not yet determined which of its current directors will be its designees on the Ensco board of directors as of the date of this joint proxy statement/prospectus.

The merger agreement also provides for indemnification in favor of the current and former directors and officers of Pride and its subsidiaries and for the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the effective time of the merger.

For a discussion of the interests of directors and executive officers in the merger, see “The Merger — Interests of the Pride Directors and Executive Officers in the Merger.”

The merger agreement contains provisions that limit each party’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of either Pride or Ensco from making a favorable alternative transaction proposal and, in certain circumstances, could require Delaware Sub or Pride to pay a termination fee of $260 million to the other.

Under the merger agreement, Delaware Sub or Pride may be required to pay to Pride or Ensco, respectively, a termination fee of $260 million if the merger agreement is terminated under certain circumstances. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of the company making such payment.

Under the merger agreement, Ensco and Pride are restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The Merger Agreement — Termination of the Merger Agreement”), both Ensco and Pride are restricted from soliciting, initiating, knowingly and intentionally encouraging or facilitating, or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Additionally, under the merger agreement, in the event of a potential change by the board of directors of either party of its recommendation with respect to the merger, such party must provide the other with two business days to propose an adjustment to the terms and conditions of the merger agreement. Ensco and Pride may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the no solicitation and termination provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Ensco or Pride from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. As a result of these restrictions, neither Ensco nor Pride may be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liability to the other.

Ensco and Pride may be unable to obtain the regulatory clearances and approvals required to complete the merger or, in order to do so, Ensco and Pride may be required to comply with material restrictions or conditions.

The merger is subject to review by governmental entities under non-U.S. antitrust or competition merger control statutes. Ensco and Pride have also filed the required notices with antitrust and competition authorities in Brazil. The closing of the merger is also subject to the condition that there be no pending or threatened claim, proceeding or action by a U.S. governmental entity seeking to restrain, prohibit or rescind any transactions contemplated by the merger agreement as an actual or threatened violation of antitrust law or seeking to penalize a party for completing any such transaction, and no final or preliminary administrative order denying approval or prohibiting the merger issued by antitrust and competition authorities in Brazil, in each case that would require either Ensco or Pride to dispose of assets or limit its freedom of action, except for such dispositions or limits that, in the reasonable good faith judgment of both Ensco and Pride, do not and are not reasonably likely to have a material adverse effect on Ensco or Pride, respectively. Ensco and Pride can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions, such as the disposition of assets or limitations on freedom of action, that would be detrimental to the combined company after the effective time of the merger.

Additionally, notwithstanding the parties receiving early termination of the statutory waiting period under the HSR Act, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under such jurisdiction’s antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Ensco or Pride may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

Any delay in completing the merger may substantially reduce the benefits expected to be obtained from the merger.

In addition to obtaining the required governmental clearances and approvals, the merger is subject to a number of other conditions beyond the control of Pride and Ensco that may prevent, delay or otherwise materially adversely affect its completion. See “The Merger Agreement — Conditions to the Completion of the Merger.” Ensco and Pride cannot predict whether or when the conditions required to complete the merger will be satisfied. The requirements for obtaining the required clearances and approvals could delay the effective time of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may materially adversely affect the synergies and other benefits that Ensco and Pride expect to achieve if the merger and the integration of their respective businesses are completed within the expected timeframe.

Ensco’s future results of operations could be adversely affected if the goodwill recorded in the merger subsequently requires impairment.

When Ensco acquires a business, generally goodwill is recorded as an asset on its balance sheet and is equal to the excess amount it pays for the business, including the fair value of liabilities assumed, over the fair value of the tangible and identified intangible assets of the business it acquires. Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, Topic 350 requires that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead be tested at least annually for impairment, and that intangible assets that have finite useful lives be amortized over their useful lives. FASB ASC Topic 350 provides specific guidance for testing goodwill and other indefinite lived intangible assets for impairment. FASB ASC Topic 350 requires management to make certain estimates, judgments and assumptions when allocating goodwill to reporting units and determining the fair value of those reporting units, including, among other things, appropriate risk-adjusted discount rates, as well as future industry conditions and operations, expected utilization, day rates, expense levels, capital requirements and terminal values for each of the rigs. Absent any impairment indicators, Ensco performs its impairment tests annually during the fourth quarter. Any future impairments would negatively impact its results of operations for the period in which the impairment is recognized.

Ensco and Pride will incur substantial transaction and merger-related costs in connection with the merger.

Ensco and Pride expect to incur a number of non-recurring transaction and merger-related costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Additional unanticipated costs may be incurred in the integration of the businesses of Ensco and Pride. Although it is expected that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The merger agreement places certain restrictions on the conduct of the business of each of Ensco and Pride prior to completion of the merger or termination of the merger agreement, which could adversely affect each company’s ability to pursue beneficial business opportunities.

The merger agreement places certain restrictions on the conduct of each of Ensco’s and Pride’s businesses prior to the completion of the merger or the termination of the merger agreement. Such restrictions, the waiver of which is subject to the consent of the other party, may prevent Ensco and Pride from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger (see “The Merger Agreement — Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to each of Ensco and Pride).

Ensco’s shareholders and Pride’s stockholders will have their ownership positions diluted by the merger.

The merger will dilute the ownership position of the current shareholders of Ensco. Ensco will issue approximately 87 million Class A ordinary shares represented by Ensco ADSs based on the number of outstanding shares of Pride common stock. As a result, Ensco shareholders and Pride stockholders are expected to hold approximately 62% and 38%, respectively, of the combined company’s ADSs outstanding immediately after the merger.

Pride stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Pride stockholders currently have the right to vote in the election of the board of directors of Pride and on other matters affecting Pride. When the merger occurs, each Pride stockholder that receives Ensco ADSs will become a shareholder of Ensco with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Pride. It is expected that the former stockholders of Pride as a group will own approximately 38% of the outstanding Ensco ADSs immediately after the merger. Because of this, Pride stockholders will have less influence on the management and policies of Ensco than they now have on the management and policies of Pride.

The Ensco ADSs to be received by Pride stockholders upon the completion of the merger will have different rights from shares of Pride common stock.

Upon completion of the merger, Pride stockholders will no longer be stockholders of Pride, a Delaware corporation, but will instead become holders of ADSs of Ensco, an English public limited company, and their rights as beneficial holders of Class A ordinary shares will be governed by English law, the Ensco Articles of Association and the deposit agreement governing the terms of the Ensco ADSs. English law and the terms of the Ensco Articles of Association and ADS deposit agreement may be materially different than Delaware law and the terms of Pride’s certificate of incorporation and bylaws, which currently govern the rights of Pride stockholders. Please see “Description of Class A Ordinary Shares of Ensco,” “Description of American Depositary Shares of Ensco” and “Comparison of Rights of Pride Stockholders and Ensco Shareholders” for a discussion of the different rights associated with Ensco ADSs.

Ensco and Pride may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

Uncertainty about the effect of the merger on Ensco and Pride employees may have an adverse effect on Ensco and Pride and consequently the combined company. This uncertainty may impair Ensco’s and Pride’s ability to attract, retain and motivate personnel until the merger is completed. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about the move of Ensco’s U.S. headquarters from Dallas to Houston and their future roles with the combined company. If employees of Ensco or Pride depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined company, the combined company’s ability to realize the anticipated benefits of the merger could be reduced.

The date that Pride stockholders will receive their merger consideration is uncertain.

The completion of the merger is subject to the stockholder and governmental approvals described in this joint proxy statement/prospectus and the satisfaction or waiver of certain other conditions. While we currently expect to complete the merger during the second calendar quarter of 2011, such date could be later than expected due to delays in receiving such approvals. Accordingly, we cannot provide Pride stockholders a definitive date on which they will receive the merger consideration.

Pending litigation against Pride and Ensco could result in an injunction preventing the consummation of the merger or may adversely affect Ensco’s business, financial condition or results of operations following the merger.

In connection with the merger, various lawsuits have been filed in the Delaware Court of Chancery, the U.S. District Court for the Southern District of Texas and in the District Courts of Harris County, Texas, against Pride, its directors and Ensco and/or certain of its subsidiaries alleging violations of various fiduciary duties in approving the merger and that Ensco and/or Pride aided and abetted such alleged violations. Among other remedies, the plaintiffs seek to enjoin the merger. While Ensco and Pride believe these suits are without merit and intend to vigorously defend against such claims, the outcome of any such litigation is inherently uncertain. All applicable insurance policies may not provide sufficient coverage for the cost of defense and claims under these lawsuits, and certain of the defendants’ rights of indemnification with respect to these lawsuits will continue after the completion of the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes may adversely affect Ensco’s business, financial condition or results of operations.

Failure to complete the merger could negatively affect the trading prices of Ensco ADSs and Pride common stock and the future business and financial results of Ensco and Pride.

Completion of the merger is not assured and is subject to risks, including the risks that approval of the transaction by shareholders and stockholders of Ensco and Pride or by governmental agencies is not obtained or that certain other closing conditions are not satisfied. If the merger is not completed, it could negatively affect the trading prices of Ensco ADSs and Pride common stock and the future business and financial results of Ensco and Pride, and each of them will be subject to several risks, including the following:

•	having to pay certain significant costs relating to the merger, including in certain circumstances a termination fee of $260 million or $50 million as described in “The Merger Agreement — Termination Fees;”

•	negative reactions from the financial markets, including declines in the price of Pride common stock or Ensco ADSs due to the fact that current prices may reflect a market assumption that the merger will be completed;

•	the attention of management of Ensco and Pride will have been diverted to the merger rather than each company’s own operations and pursuit of other opportunities that could have been beneficial to that company; and

•	resulting negative customer perception could adversely affect the ability of Ensco and Pride to compete for, or to win, new and renewal business in the marketplace.

Risk Factors Relating to the Combined Company Following the Merger

The existing businesses of Ensco and Pride are both subject to significant risks. The risks affecting Ensco’s current business are described in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2010, which are incorporated herein by reference. The risks affecting Pride’s business are described in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference. We anticipate that these risks will continue to apply to Ensco’s and Pride’s businesses following the merger. In addition, the future business and operations of the combined company may be affected by the following additional risks.

The success of the business of the combined company largely depends on the level of activity in the oil and gas industry which can be significantly affected by volatile oil and natural gas prices.

The success of business of the combined company largely depends on the level of activity in offshore oil and natural gas exploration, development and production. Oil and natural gas prices, and market expectations of potential changes in these prices, may significantly affect the level of drilling activity. An actual decline, or the perceived risk of a decline, in oil and/or natural gas prices could cause oil and gas companies to reduce their overall level of activity or spending, in which case demand for the services of the combined company may decline and revenues may be adversely affected through lower rig utilization and/or lower day rates.

Numerous factors may affect oil and natural gas prices and the level of demand for the services of the combined company, including:

•	demand for oil and natural gas;

•	the ability of OPEC to set and maintain production levels and pricing;

•	the level of production by non-OPEC countries;

•	U.S. and non-U.S. tax policy;

•	laws and government regulations that limit, restrict or prohibit exploration and development of oil and natural gas in various jurisdictions;

•	advances in exploration and development technology;

•	disruption to exploration and development activities due to hurricanes and other severe weather conditions and the risk thereof;

•	the worldwide military or political environment, including uncertainty or instability resulting from civil unrest, political demonstrations, mass strikes or an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas of the Middle East, North Africa or other geographic areas in which the combined company may operate, or acts of terrorism; and

•	global economic conditions.

Continued effects of the economic recession could lead to a decline in demand for crude oil and natural gas. Further slowdowns in economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities in the Middle East and Africa and the occurrence or threat of terrorist attacks against the United States or other countries could further the downturn in the economies of the United States and those of other countries. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause the combined company’s revenues and margins to decline, decrease daily rates and utilization of our rigs and limit our future growth prospects. Any significant decrease in daily rates or utilization, particularly for high-specification drillships or semisubmersible rigs, could materially reduce the combined company’s revenues and profitability.

The offshore contract drilling industry historically has been cyclical, with periods of low demand and excess rig availability that could result in adverse effects on the business of the combined company.

Operating results in the offshore contract drilling industry historically have been very cyclical and primarily are related to the demand for drilling rigs and the available supply of drilling rigs. Demand for rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond the control of the combined company. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. A decline in demand for drilling rigs or an increase in drilling rig supply could adversely affect the financial position, operating results and cash flows of the combined company.

The supply of offshore drilling rigs has increased in recent years. There are 48 new jackups, 21 semisubmersible rigs and 33 drillships, including those of Ensco and Pride, reported to be on order or under construction with delivery expected by the end of 2013. This represents an increase in the respective total worldwide fleets of 10% for jackups, 11% for semisubmersibles and 51% for drillships. Not all of the rigs currently under construction have been contracted for future work upon delivery. There are no assurances that the market in general or a geographic region in particular will be able to fully absorb the supply of new rigs in future periods.

The increase in supply of offshore drilling rigs during 2011 and future periods could result in an oversupply of offshore drilling rigs and could cause a decline in utilization and/or day rates, a situation which could be exacerbated by a decline in demand for drilling rigs. Lower utilization and/or day rates in one or more of the regions in which the combined company will operate could adversely affect the revenues, utilization and profitability of the combined company.

Certain events, such as limited availability or non-availability of insurance for certain perils in some geographic areas, rig loss or damage due to hurricanes, fire, explosion, blowouts, craterings, punchthroughs, wild wells, oil spills and leaks or spills of hazardous materials and other operational events, may impact the supply of rigs in a particular market and cause rapid fluctuations in utilization and day rates.

Future periods of reduced demand and/or excess rig supply may require the combined company to idle additional rigs or enter into lower day rate contracts or contracts with less favorable terms. There can be no assurance that the current demand for drilling rigs will not decline in future periods. In addition, the combined company’s or its competitors’ rigs that are “stacked” (i.e., minimally crewed with little or no scheduled maintenance being performed) may re-enter the market. The entry into service of newly constructed, upgraded or reactivated units will increase marketed supply and could reduce, or curtail a strengthening of, dayrates in the affected markets as rigs are absorbed into the active fleet. A decline in demand for drilling rigs or an increase in drilling rig supply could adversely affect the financial position, operating results and cash flows of the combined company.

Deterioration of the global economy and/or a decline in oil and natural gas prices could cause the customers of the combined company to reduce spending on exploration and development drilling. These conditions could also cause the customers and/or vendors of the combined company to fail to fulfill their commitments and/or fund future operations and obligations, which could have a material adverse effect on the business of the combined company.

The success of the business of the combined company largely depends on the level of activity in offshore oil and natural gas exploration and development drilling worldwide. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling activity.

A decline in oil and natural gas prices, whether caused by economic conditions, international or national climate change regulations or other factors, could cause oil and gas companies to reduce their overall level of drilling activity and spending. Disruption in the capital markets could also cause oil and gas companies to reduce their overall level of drilling activity and spending.

Historically, when drilling activity and spending decline, utilization and day rates also decline and drilling activity may be reduced or discontinued, resulting in an oversupply of drilling rigs. The oversupply of drilling rigs could be exacerbated by the entry of newbuild rigs into the market. When idled or stacked, drilling rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items.

A decline in oil and natural gas prices, together with a deterioration of the global economy, could substantially reduce demand for drilling rigs and adversely affect the financial position, operating results and cash flows of the combined company.

Ensco has incurred substantial additional indebtedness to finance the merger and Pride’s existing indebtedness will remain outstanding upon completion of the merger, which will decrease the combined company’s business flexibility and increase its borrowing costs.

Upon completion of the merger, the level of consolidated indebtedness of the combined company will increase by the amount of the debt financing incurred to fund the cash component of the merger consideration and by approximately $1.86 billion of Pride’s debt that will remain outstanding after the merger. See “Description of Debt Financing.” The combined company’s increased indebtedness and higher debt-to-equity ratio in comparison to that of Ensco on a recent historical basis may have the effect, among other matters, of reducing the combined company’s flexibility to respond to changing business and economic conditions, lowering credit ratings, reducing access to capital and increasing borrowing costs for any additional indebtedness to finance future operating and capital expenses and for general corporate purposes. In addition, the terms and conditions of such indebtedness may not be favorable to the combined company, and, as such, could further increase the overall burden of such indebtedness upon the combined company and the combined company’s business flexibility. Unfavorable debt financing terms may also adversely affect the combined company’s financial results.

Many of the anticipated benefits of combining Ensco and Pride may not be realized.

Ensco and Pride entered into the merger agreement with the expectation that the merger would result in various benefits including, among others, synergies, cost savings, accretion to earnings per share in 2011, maintaining business and customer levels of activity and operating efficiencies. The success of the merger will depend, in part, on the combined company’s ability to realize these anticipated benefits from combining the businesses of Ensco and Pride. However, to realize these anticipated benefits, the combined company must successfully integrate the businesses of Ensco and Pride. If we are not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Ensco and Pride have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees or the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. Further, the size of the merger may make integration difficult, expensive and disruptive, adversely affecting Ensco’s revenues after the merger. Ensco may have difficulty addressing possible differences in corporate cultures and management philosophies.

Integration efforts, including the expected relocation of Ensco’s U.S. headquarters to Houston from Dallas, will also divert management attention and resources. These integration activities could have an adverse effect on the businesses of both Ensco and Pride during the transition period. The integration process is subject to a number of uncertainties. Although Ensco’s plans for integration are focused on minimizing those uncertainties to help achieve the anticipated benefits, no assurance can be given that these benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect Ensco’s future business, financial condition, operating results and prospects. In addition, Ensco and Pride may not be able to eliminate duplicative costs or realize other efficiencies from integrating the businesses to offset part or all of the transaction and merger-related costs incurred by Ensco and Pride.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either Ensco or Pride currently has or is perceived by customers to have operational challenges, such as timely or efficient performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede Ensco’s future ability to obtain additional work from those customers.

Failure to recruit and retain employees and skilled personnel could adversely affect the operations and financial results of the combined company.

The combined company will need to recruit and retain employees and skilled personnel to operate the drilling rigs, manage the combined business and provide technical services and support for the combined business. Competition for skilled and other labor has intensified as additional rigs are added to the worldwide fleet. There are 48 new jackups, 21 semisubmersible rigs and 33 drillships, including those of Ensco and Pride, reported to be on order or under construction with delivery expected by the end of 2013. This represents an increase in the respective total worldwide fleets of 10% for jackups, 11% for semisubmersibles and 51% for drillships. These rigs will require new skilled and other personnel to operate. In periods of high utilization, it is more difficult and costly to recruit and retain qualified employees. Competition for such personnel could increase future operating expenses, with a resulting reduction in net income, or impact our ability to fully staff and operate the rigs.

Notwithstanding current global economic conditions, the combined company may be required to maintain or increase existing levels of compensation to retain a skilled workforce. Much of the skilled workforce is nearing retirement age, which may impact the availability of skilled personnel. The combined company may also be subject to potential further unionization of the labor force or legislative or regulatory action that may impact working conditions, paid time off or other conditions of employment. If such labor trends continue, they could further increase the costs or limit the ability of the combined company to fully staff and operate the rigs.

The operations of the combined company will require the successful integration of different business units and geographic areas of operation. The loss of supervising and management personnel could adversely affect the combined company’s ability to operate efficiently because of the experience and knowledge of such personnel. The loss of the services of employees and skilled personnel could adversely affect the combined company’s future operating results.

Contract revenues of the combined company after the merger could decrease if parties who are currently customers of both Ensco and Pride elect to reduce their reliance on the combined company after the merger.

Ensco and Pride currently have some customer overlap. If any of these common customers decrease their amount of business with the combined company following the merger to reduce their reliance on a single company or for other reasons, such decrease in business could adversely impact the sales and profitability of the combined company following the merger.

Failure to comply with the U.S. Foreign Corrupt Practices Act and terms of agreements with the U.S. Department of Justice, or the DOJ, and the SEC could result in fines, criminal penalties, contract terminations and an adverse effect on the combined company’s business.

The DOJ and SEC and other authorities have a broad range of civil and criminal sanctions under the U.S. Foreign Corrupt Practices Act, referred to as the FCPA, and other laws, which they may seek to impose in appropriate circumstances. Recent civil and criminal settlements with a number of public corporations, including Pride, and individuals have included multi-million dollar fines, disgorgement, injunctive relief, guilty pleas, deferred prosecution agreements and other sanctions, including requirements that corporations retain a monitor to oversee compliance with the FCPA.

During the course of an internal audit and investigation relating to certain of Pride’s Latin American operations, Pride’s management and internal audit department received allegations of improper payments to foreign government officials. In February 2006, the Audit Committee of Pride’s Board of Directors assumed direct responsibility over the investigation and retained independent outside counsel to investigate the allegations, as well as corresponding accounting entries and internal control issues, and to advise the Audit Committee. Pride voluntarily disclosed information relating to the initial allegations and other information found in the investigation and compliance review to the DOJ and the SEC, and cooperated with these authorities.

Pride has entered into settlements with the DOJ and the SEC regarding the FCPA matters. The settlement with the DOJ included a deferred prosecution agreement, or DPA, between Pride and the DOJ and a guilty plea by Pride’s French subsidiary, Pride Forasol S.A.S., to FCPA-related charges. Under the DPA, the DOJ agreed to defer the prosecution of certain FCPA-related charges against Pride and agreed not to bring any further criminal or civil charges against Pride or any of its subsidiaries related to either any of the conduct set forth in the statement of facts attached to the DPA or any other information Pride disclosed to the DOJ prior to the execution of the DPA. Pride agreed, among other matters, to continue to cooperate with the DOJ, to continue to review and maintain its anti-bribery compliance program and to submit to the DOJ three annual written reports regarding its progress and experience in maintaining and, as appropriate, enhancing its compliance policies and procedures. If Pride complies with the terms of the DPA, the deferred charges against Pride will be dismissed with prejudice. If, during the term of the DPA, the DOJ determines that Pride has committed a felony under federal law, provided deliberately false information or otherwise breached the DPA, Pride could be subject to prosecution and penalties for any criminal violation of which the DOJ has knowledge, including the deferred charges.

In December 2010, pursuant to a plea agreement, Pride Forasol S.A.S. pled guilty in U.S. District Court to conspiracy and FCPA charges. Pride Forasol was sentenced to pay a criminal fine of $32.6 million and to serve a three-year term of organizational probation. The SEC investigation was resolved in November 2010. Without admitting or denying the allegations in a civil complaint filed by the SEC, Pride consented to the entry of a final judgment ordering disgorgement plus pre-judgment interest totaling $23.6 million and a permanent injunction against future violations of the FCPA. Under the terms of the deferred prosecution agreement, as provided in the merger agreement, upon consummation of the merger, Ensco will assume the obligations of Pride under the deferred prosecution agreement, which will apply to Ensco and its subsidiaries following the merger. If there are any violations of the FCPA, the deferred prosecution agreement or the SEC injunction, any additional fines, sanctions or other penalties from other governmental authorities or any third party claims by other constituents of Pride in relation to these matters, it could significantly and adversely affect the results of operations of the combined company.

Further, Pride has received preliminary inquiries from governmental authorities of certain of the countries referenced in its settlements with the DOJ and the SEC. The combined company could face additional fines, sanctions and other penalties from authorities in these and other relevant foreign jurisdictions, including prohibition of its participating in or curtailment of business operations in those jurisdictions and the seizure of its rigs or other assets. At this early stage of such inquiries, neither Ensco nor Pride is able to determine what, if any, legal liability may result. Customers of the combined company in those jurisdictions could seek to impose penalties or take other actions adverse to the combined company’s interests. The combined company could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, stockholders, debt holders, or other interest holders or constituents of the combined company.

World political events, terrorist attacks, piracy and military action could affect the markets for the combined company’s services and have a material adverse effect on the combined company’s business and cost and availability of insurance.

World political events have resulted in military action in Afghanistan, Iraq and Libya; terrorist, pirate and other armed attacks globally; and civil unrest, political demonstrations, mass strikes and government responses in North Africa and the Middle East. Military action by the United States or other nations could escalate; further acts of terrorism, piracy, kidnapping, extortion and acts of war may occur; and violence, civil war and general disorder may continue in North Africa and the Middle East. Such acts of terrorism, piracy, kidnapping, extortion, violence, civil war, mass strikes and government responses could be directed against companies such as the combined company. Such developments have caused instability in the world’s financial and insurance markets in the past. In addition, these developments could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for the combined company’s products and services. Insurance premiums could increase and coverages may be unavailable in the future. Any or all of these effects could have a material adverse effect on the combined company’s business.

The business of the combined company will be subject to operating hazards present in the offshore drilling industry, as well as adverse weather conditions, and the combined company may not have insurance to cover all these hazards.

The operations of Ensco and Pride are subject to hazards present in the offshore drilling industry, such as hurricanes, fire, explosion, blowouts, craterings, punchthroughs, oil spills and leaks or spills of hazardous materials. These incidents as well as accidents or problems in operations can cause personal injury or death and damage to property, reservoirs or the environment. The customer’s operations can also be interrupted. From time to time, customers seek recovery for damages caused by the activities of the offshore drilling contractors. Damage to the customer’s property or interests in oil or gas production formations could be extensive if a major problem occurred. In addition, U.S. operations could be materially affected by severe weather in the Gulf of Mexico. Severe weather, such as hurricanes, may cause evacuation of personnel and curtailment of services, damage to offshore drilling rigs resulting in suspension of operations, and loss of or damage to equipment, inventory, and facilities, which may not be insured in whole or in part. If material, damage from any such operating hazards or adverse weather conditions could adversely affect the results of operations of the combined company and the expected benefits of the merger. The combined company may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks.

The offshore drilling operations of the combined company could be adversely impacted by the Macondo well incident and the resulting changes in regulation of offshore oil and gas exploration and development activity.

In May 2010, the U.S. Department of the Interior implemented a six-month moratorium/suspension on certain drilling activities in water depths greater than 500 feet in the U.S. Gulf of Mexico. The U.S. Department of the Interior subsequently issued Notices to Lessees, or NTLs, implementing additional safety and certification requirements applicable to drilling activities in the U.S. Gulf of Mexico, imposed additional requirements with respect to development and production activities in the U.S. Gulf of Mexico and has delayed the approval of applications to drill in both deepwater and shallow-water areas. On July 12, 2010, the U.S. Department of the Interior issued a revised moratorium/suspension on drilling in the U.S. Gulf of Mexico, which was lifted on October 12, 2010 after the adoption on September 30, 2010 of new regulations relating to the design of wells and testing of the integrity of wellbores, the use of drilling fluids, the functionality and testing of well control equipment, including third-party inspections, minimum requirements for personnel, blowout preventers and other safety regulations.

As a condition to lifting of the moratorium/suspension, the Bureau of Ocean Energy Management, Regulation and Enforcement, or the BOEM, was directed to require that each operator demonstrate that it has written and enforceable commitments that ensure that containment resources are available promptly in the event of a blowout and that the chief executive officer of each operator certify to the BOEM that the operator has complied with applicable regulations. The BOEM intends to conduct inspections of each deepwater drilling operation for compliance with regulations, including but not limited to the testing of blowout preventers. It is unclear when these requirements will be satisfied, due in part to the limited staffing of the BOEM.

Certain of the drilling rigs of the combined company currently in the U.S. Gulf of Mexico have been or may be further affected by the regulatory developments and other actions that have or may be imposed by the U.S. Department of the Interior, including the regulations issued on September 30, 2010. The moratoriums/suspensions (which have been lifted), related NTLs, delays in processing drilling permits and other actions are being challenged in litigation by Ensco and others. Rig utilization and day rates of the combined company have been and may be further negatively influenced due to regulatory requirements and delays in customers’ ability to secure permits. Current or future NTLs or other directives and regulations may further impact customers’ ability to obtain permits and commence or continue deep or shallow water operations in the U.S. Gulf of Mexico.

Ensco has filed suit in the U.S. District Court for the Eastern District of Louisiana to seek relief from these actions which it believes violate the U.S. Administrative Procedure Act and the Outer Continental Shelf Lands Act. On February 17, 2011, the Court granted Ensco a preliminary injunction compelling the BOEM to process five pending drilling permit applications related to Ensco rigs within 30 days. The BOEM has issued a permit to one of Ensco’s customers since the Court’s ruling, which is the first permit issued by the BOEM to drill a deepwater well since the moratorium/suspension. Ensco is not able to predict whether or at what frequency the BOEM may issue further permits or the outcome of these legal proceedings, whether enforcement of any new actual or de facto moratorium/suspension and other related restrictions and delays will be enjoined, or whether the U.S. Department of the Interior will seek to implement additional restrictions on or prohibitions of drilling activities in the U.S. Gulf of Mexico.

Ensco has 12 rigs under contract in the U.S. Gulf of Mexico, including four ultra-deepwater semisubmersible rigs such as ENSCO 8503, which has been sublet to work in French Guiana. Ensco’s customers may seek to move other rigs to locations outside the U.S. Gulf of Mexico, perform activities permitted under the enhanced safety requirements, assign or suspend the contracts or attempt to terminate contracts pursuant to their respective force majeure or other provisions. In 2010, Pride took delivery of two of its new ultra-deepwater drillships under construction, the Deep Ocean Ascension and the Deep Ocean Clarion. The rigs were originally intended for drilling operations in the U.S. Gulf of Mexico. However, due to the moratorium on drilling in the U.S. Gulf of Mexico and more recently due to regulatory changes that have created delays and uncertainty regarding the resumption of drilling in the U.S. Gulf of Mexico, BP Exploration & Production Inc., or BP E&P, agreed to place the Deep Ocean Ascension and Deep Ocean Clarion on special standby day rates. The rigs are expected to mobilize to regions outside of the U.S. Gulf of Mexico by mid-2011. For a discussion of the drillships and related matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Recently Delivered Drillships” and “— U.S. Gulf of Mexico” in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010.

At this time, neither Ensco nor Pride can predict the impact of the Macondo well incident and resulting changes in the regulation of offshore oil and gas exploration and development activity on their operations or contracts, the extent to which drilling operations subsequent to the moratorium period will be affected, the extent to which the issuance of permits for new or continued drilling will be delayed, the effect on the cost or availability of relevant insurance coverage, the effect on the demand for services in or outside the U.S. Gulf of Mexico or what actions may be taken by customers, other industry participants or the U.S. or other governments in response to the incident. Future legislative or regulatory enactments may impose new requirements for well control and blowout prevention equipment that could increase costs and cause delays in the operations of the combined company due to unavailability of associated equipment.

Prolonged actual or de facto delays, moratoria or suspensions of drilling activity in the U.S. Gulf of Mexico and associated new regulatory, legislative or permitting requirements in the U.S. or elsewhere could materially adversely affect the financial condition, operating results or cash flows of the combined company.

Compliance with or breach of environmental laws can be costly and could limit the operations of the combined company.

The operations of the combined company will be subject to laws and regulations controlling the discharge of materials into the environment, pollution, contamination and hazardous waste disposal or otherwise relating to the protection of the environment. Environmental laws and regulations specifically applicable to the business activities of the combined company could impose significant liability for damages, clean-up costs, economic loss, fines and penalties in the event of oil spills or similar discharges of pollutants or contaminants into the environment or improper disposal of hazardous waste generated in the course of operations. To date, such laws and regulations have not had a material adverse effect on the operating results of either Ensco or Pride, and neither Ensco nor Pride has experienced an accident that has exposed it to material liability for discharges of pollutants into the environment. However, the legislative and regulatory response to the Macondo well incident could substantially increase liabilities of oil and gas companies in respect of oil spills and also could increase the liabilities of the combined company. In addition to potential increased liabilities, such legislative or regulatory action could impose increased financial, insurance or other requirements that may adversely impact the entire offshore drilling industry.

The International Convention on Oil Pollution Preparedness, Response and Cooperation, the U.K. Merchant Shipping Act 1995, the U.K. Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 and other related legislation and regulations and the U.S. Oil Pollution Act of 1990, or OPA 90, and other U.S. federal statutes applicable to the operations of the combined company, as well as similar statutes in Texas, Louisiana, other coastal states and other non-U.S. jurisdictions, address oil spill prevention and control and significantly expand liability, fine and penalty exposure across many segments of the oil and gas industry. Such statutes and related regulations impose a variety of obligations related to the prevention of oil spills, disposal of waste and liability for resulting damages. For instance, OPA 90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs as well as a variety of fines, penalties and damages. Failure to comply with these statutes and regulations, including OPA 90, may subject the combined company to civil or criminal enforcement action, which may not be covered by contractual indemnification or insurance and could have a material adverse effect on the financial position, operating results and cash flows of the combined company.

Events in recent years, including the Macondo well incident, have heightened governmental and environmental concerns about the oil and gas industry. From time to time, legislative proposals have been introduced that would materially limit or prohibit offshore drilling in certain areas. Ensco and Pride are adversely affected by restrictions on drilling in certain areas of the U.S. Gulf of Mexico and elsewhere, including the conditions for lifting the recent moratorium/suspension in the U.S. Gulf of Mexico, the adoption of associated new safety requirements and policies regarding the approval of drilling permits, restrictions on development and production activities in the U.S. Gulf of Mexico and associated NTLs that have and may further impact the operations of the combined company. If new laws are enacted or other government action is taken that restrict or prohibit offshore drilling in principal areas of operation or impose environmental protection requirements that materially increase the liabilities, financial requirements, oil spill response capabilities or operating or equipment costs associated with offshore drilling, exploration, development or production of oil and natural gas, the financial position, operating results and cash flows of the combined company could be materially adversely affected.

Drilling contracts with national oil companies will expose the combined company to greater risks than normally assumed.

Ensco currently has 12 rigs contracted with national oil companies. Pride also has 10 rigs contracted with national oil companies. The terms of these contracts are often non-negotiable and may expose us to greater commercial, political and operational risks than we assume in other contracts such as exposure to greater environmental liability, the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us an early termination payment, collection risks and political risks. Neither Ensco nor Pride can provide any assurance that the increased risk exposure will not have an adverse impact on future operations or that either will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

Laws and governmental regulations may add to costs, limit drilling activity or reduce demand for the drilling services of the combined company.

The operations of the combined company may be affected by political developments and by laws and regulations that relate directly to the oil and gas industry, including initiatives to limit greenhouse gas emissions. The offshore contract drilling industry is dependent on demand for services from the oil and gas industry. Accordingly, the combined company will be directly affected by the approval and adoption of laws and regulations limiting or curtailing exploration and development drilling for oil and natural gas for economic, environmental, safety and other policy reasons. The combined company may be exposed to risks related to new laws or regulations pertaining to climate change, carbon emissions or energy use that could reduce the use of oil or natural gas, thus reducing demand for hydrocarbon-based fuel and drilling services. Governments also may pass laws or regulations encouraging or mandating the use of alternative energy sources, such as wind power and solar energy, which may reduce demand for oil and natural gas and our drilling services. Furthermore, the combined company may be required to make significant capital expenditures or incur substantial additional costs to comply with new governmental laws and regulations. It is also possible that legislative and regulatory activity could adversely affect the operations of the combined company by limiting drilling opportunities, reducing consumption of hydrocarbon fuels or significantly increasing the operating costs of the combined company.

Risk Factors Relating to Ensco’s Redomestication to the U.K.

Ensco has not requested a ruling from Her Majesty’s Revenue and Customs, or HMRC, on the U.K. tax aspects of the redomestication, and HMRC may disagree with its conclusions.

Based on current U.K. corporation tax law and the current U.K.-U.S. income tax treaty, as amended, Ensco expects that its redomestication in 2009 will not result in any material U.K. corporation tax liability to it. Further, Ensco believes that it has satisfied all stamp duty reserve tax, or SDRT, payment and filing obligations in connection with the issuance and deposit of its Class A ordinary shares into the ADS depositary.

However, if HMRC disagrees with this view, it may take the position that material U.K. corporation tax or SDRT liabilities or amounts on account thereof are payable by Ensco as a result of the redomestication, in which case Ensco expects that it would contest such assessment. If Ensco were unsuccessful in disputing the assessment, the implications could be materially adverse to Ensco and the combined company. Ensco has not requested an HMRC ruling on the U.K. tax aspects of the redomestication, and there can be no assurance that HMRC will agree with its interpretations of U.K. corporation tax law or any related matters associated therewith.

The IRS may disagree with Ensco’s conclusions on tax treatment of certain restructuring transactions following the redomestication.

Ensco expects that the redomestication will not result in any material U.S. federal income tax liability to it, and the IRS has confirmed to Ensco that it will not challenge Ensco’s conclusion that the redomestication resulted in Ensco becoming tax resident in the U.K. However, the IRS may disagree with Ensco’s assessments of the effects or interpretation of the tax laws, treaties or regulations or their enforcement with respect to certain restructuring transactions that it completed after the redomestication. In this event Ensco may not realize the expected tax benefits of the redomestication, and the operating results of the combined company may be adversely affected in comparison to what they would have been if the IRS agreed with Ensco’s conclusions.

If Ensco and its non-U.S. subsidiaries become subject to U.S. federal income tax, its financial position, operating results and cash flows would be adversely affected.

Ensco and its non-U.S. subsidiaries will conduct their operations in a manner intended to minimize the risk that Ensco or its non-U.S. subsidiaries engage in the conduct of a U.S. trade or business. Its U.S. subsidiaries will continue to be subject to U.S. federal income tax on their worldwide income, and its non-U.S. subsidiaries will continue to be subject to U.S. federal income tax on their U.S. operations. However, if Ensco or any of its non-U.S. subsidiaries is or are determined to be engaged in a trade or business in the U.S., Ensco or such non-U.S. subsidiaries would be required to pay U.S. federal income tax on income that is subject to the taxing jurisdiction of the U.S. If this occurs, the financial position, operating results and cash flows of the combined company may be adversely affected.

The redomestication may not allow Ensco to maintain a competitive consolidated effective income tax rate.

Ensco believes the redomestication should improve its ability to maintain a competitive consolidated effective income tax rate because the U.K. corporate tax rate is lower than the U.S. corporate tax rate and because the U.K. has implemented a dividend exemption system that generally does not subject non-U.K. earnings to U.K. tax when such earnings are repatriated to the U.K. in the form of dividends from non-U.K. subsidiaries. In 2010, the new U.K. Government announced its intention that there will be a phased reduction in the headline rate of U.K. corporation tax from 27% to 24% by 2014, its lowest ever rate.

The U.K. has implemented controlled foreign companies rules, referred to as the CFC rules, under which, in certain circumstances, the income or profits of controlled non-U.K. resident companies which are subject to a lower level of taxation may be subject to U.K. corporation tax, subject to credit relief for foreign tax on those profits. The HMRC has granted Ensco an exemption from the CFC rules in respect of its material non-U.K. operations under the “motive test” exemption until December 31, 2012, subject to certain conditions and limitations based on its facts and circumstances.

In June 2010, the new U.K. Government announced in its Emergency Budget that it aims to create the most competitive corporate tax system in the G20, and that as a first step it will reform the U.K.’s CFC rules, which it recognized as a key priority for U.K. multinationals. The U.K. Government’s policy is that the U.K.’s corporate tax system should focus more on profits from U.K. activity in determining the tax base, rather than attributing the worldwide income of a group to the U.K. It has been announced that legislation for new CFC rules will be introduced in the spring of 2012, allowing time to consider how to make the rules more competitive, to enhance long-term stability and to provide adequate protection of the U.K. tax base. The U.K. Government launched a consultation on the reform of the CFC rules in November 2010 which will continue until late February 2011, and it intends to publish draft legislation in respect of the same during the second half of 2011. At the same time, the U.K. Government also launched a consultation on certain interim improvements to the current CFC rules, to make the rules easier to operate and, where possible, increase competitiveness. The U.K. Government published draft legislation in respect of the same on December 9, 2010. Legislation on interim improvements to the CFC rules will be introduced during the first half of 2011. The effect of any changes to the CFC rules on Ensco’s effective rate of income taxation will not be clear until the new legislation is published and enacted in its entirety. However, it is anticipated that these reforms will generally be favorable to the combined company, as compared to the current CFC rules. Nevertheless, as the U.K.’s current CFC rules for the most part do not apply to Ensco’s material overseas operations until December 31, 2012, its ability to efficiently manage those operations with a view to managing its effective income tax rates may be restricted by virtue of the new CFC rules from January 1, 2013. In the event that the U.K. Government adopts changes to the CFC rules that have the effect of increasing the consolidated effective income tax rate, the results of operations of the combined company may be adversely affected unless it is able to identify and implement any mitigating actions.

Ensco cannot provide any assurances as to what its effective income tax rates will be because of, among other reasons, uncertainty regarding the nature and extent of its business activities in any particular jurisdiction in the future and the tax laws of such jurisdictions, as well as potential changes in U.K. and U.S. tax laws.

Ensco’s actual effective income tax rates may vary from expectations and those variances may be material. Additionally, the tax laws of other jurisdictions could change in the future, and such changes could cause a material change in the consolidated effective income tax rate.

Ensco also could be subject to future audits conducted by U.K., U.S. and other tax authorities, and the resolution of such audits could significantly impact its effective income tax rates in future periods, as would any reclassification or other matter (such as changes in applicable accounting rules) that increases the amounts it has provided for income taxes in its consolidated financial statements. There can be no assurance that Ensco would be successful in attempting to mitigate the adverse impacts resulting from any changes in law, audits and other matters. The inability to mitigate the negative consequences of any changes in the law, audits and other matters could cause the effective income tax rates to increase and the financial position, operating results or cash flows of the combined company to be adversely affected.

Changes in laws, including tax law changes, could adversely affect Ensco, its subsidiaries and its securityholders.

Changes in tax laws, regulations or treaties or the interpretation or enforcement thereof, in the U.S., the U.K. or elsewhere, could adversely affect the tax consequences of the redomestication and post-redomestication internal restructuring to Ensco and its shareholders and/or its effective income tax rates (whether associated with the redomestication, the subsequent internal restructuring or otherwise). For example, one reason for the redomestication was to begin to align its structure so as to have an opportunity to take advantage of U.K. corporate tax rates, which are lower than the U.S. income tax rates, and to take advantage of the recent dividend exemption system implemented in the U.K., which generally does not subject earnings of non-U.K. subsidiaries to U.K. tax when such earnings are repatriated to the U.K. as dividends. Future changes in tax laws, regulations or treaties or the interpretation or enforcement thereof in general or any such changes resulting in a material change in the U.S. or U.K. tax rates in particular could reduce or eliminate the benefits that Ensco expects to achieve from the redomestication.

Changes in effective income tax rates or adverse outcomes resulting from examination of Ensco’s tax returns could adversely affect its financial results.

Changes in the valuation of Ensco’s deferred tax assets and liabilities or changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which it operates could result in a higher effective income tax rate on worldwide earnings and such change could be significant to financial results. Ensco’s future effective income tax rates could also be adversely affected by lower than anticipated earnings in countries where it has lower statutory rates and higher than anticipated earnings in countries where it has higher statutory rates. In addition, Ensco is subject to examinations of its income tax returns by HMRC, the IRS and other tax authorities. Ensco regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes. There can be no assurance that such examinations will not have an adverse effect on the financial position, operating results or cash flows of the combined company.

The expected financial, logistical and operational benefits of the redomestication may not be realized.

There can be no assurances that all of the goals of the redomestication will be achieved, particularly as achievement of Ensco’s goals is in many important respects subject to factors that it does not control. These factors include the reactions of U.K. and U.S. tax authorities, the reactions of third parties with whom it enters into contracts and conducts business and the reactions of investors and analysts.

While Ensco expects that the redomestication will enable it to take advantage of lower U.K. tax rates and the benefits of the U.K. dividend exemption system for certain non-U.K. source dividends repatriated to the U.K. in the years after implementation of the redomestication to a greater extent than would likely have been available if the redomestication had not occurred, these benefits may not be achieved. In particular, U.K. or U.S. tax authorities may challenge its application and/or interpretation of relevant tax laws, regulations or treaties, valuations and methodologies or other supporting documentation. If they are successful in doing so,

Ensco may not experience the level of benefits it anticipates, or it may be subject to adverse tax consequences. Even if Ensco is successful in maintaining its tax positions, Ensco may incur significant expenses in defending its position and contesting claims or positions asserted by tax authorities.

Whether Ensco realizes other expected financial benefits of the redomestication will depend on a variety of factors, many of which are beyond its control. These factors include changes in the relative rate of economic growth in the U.K. compared to the U.S., financial performance in jurisdictions with lower tax rates, foreign currency exchange rate fluctuations (especially as between the British pound and the U.S. dollar), and significant changes in trade, monetary or fiscal policies of the U.K. or the U.S., including changes in interest rates. It is difficult to predict or quantify the effect of these factors, individually and in the aggregate, in part because the occurrence of any of these events or circumstances may be interrelated. If any of these events or circumstances occur, Ensco may not be able to realize the expected financial benefits of the redomestication, and its expenses may increase to a greater extent than if it had not completed the redomestication.

Realization of the logistical and operational benefits of the redomestication is also dependent on a variety of factors including the geographic regions in which its rigs are deployed, the location of the business unit offices that oversee its global offshore contract drilling operations, the locations of its customer’s corporate offices and principal areas of operation and the location of investors. If events or changes in circumstances occur affecting the aforementioned factors, Ensco may not be able to realize the expected logistical and operational benefits of the redomestication, which could adversely affect the combined company.

Ensco has less flexibility as a U.K. public limited company with respect to certain aspects of capital management than U.S. corporations due to increased shareholder approval requirements.

Directors of a Delaware and other U.S. corporation may issue, without further shareholder approval, shares of common stock authorized in its certificate of incorporation that were not already issued or reserved. The business corporation laws of Delaware and other U.S. states also provide substantial flexibility in establishing the terms of preferred stock. However, English law provides that a board of directors may only allot shares with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. Such authorization would need to be renewed by Ensco’s shareholders upon its expiration (i.e., at least every five years). A special resolution was adopted prior to the effective time of the redomestication in December 2009 to authorize the allotment of additional shares for a five-year term and renewal of such authorization for additional five-year terms may be sought more frequently.

English law also generally provides shareholders preemptive rights when new shares are issued for cash. However, it is possible for the articles of association or shareholders in a general meeting to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed upon its expiration (i.e., at least every five years). A special resolution was adopted to exclude preemptive rights prior to the effective time of the redomestication in December 2009 for a five-year term and renewal of such exclusion for additional five-year terms may be sought more frequently.

English law prohibits Ensco from conducting “on-market purchases” as Ensco ADSs are not traded on a recognized investment exchange in the U.K. English law also generally prohibits a company from repurchasing its own shares by way of “off-market purchases” without the prior approval of 75% of its shareholders by special resolution. Such approval lasts for a maximum period of up to five years. Special resolutions were adopted prior to the effective time of the redomestication in December 2009 to permit “off-market purchases.” These special resolutions will need to be renewed upon expiration (i.e., at least every five years) to permit “off-market purchases” and renewal for additional five-year terms may be sought more frequently.

There can be no assurances that situations will not arise where such shareholder approval requirements for any of these actions would deprive the combined company’s shareholders of substantial benefits.

The redomestication will result in additional ongoing costs.

The redomestication has resulted in an increase in some of Ensco’s ongoing expenses and will require it to incur some new expenses. Some costs, including those related to relocation and employment of expatriate officers and other employees in Ensco’s U.K. offices and holding board of directors meetings in the U.K., are expected to be higher than would be the case if the principal executive offices remained in the U.S. Ensco has incurred and expects to continue to incur additional expenses, including professional fees, to comply with U.K. corporate and tax laws.

Risk Factors Relating to Ensco ADSs Following the Merger

The market value of Ensco ADSs could decline if large amounts of ADSs are sold following the merger.

Following the merger, shareholders of Ensco and former stockholders of Pride will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current shareholders of Ensco and stockholders of Pride may not wish to continue to invest in the additional operations of the combined company, or for other reasons, such as an inability to hold ADSs under the investment guidelines of various institutional investors, may wish to dispose of some or all of their interests in the combined company. If, following the merger, large amounts of Ensco ADSs are sold, the price of its ADSs could decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. Without limiting the generality of the preceding sentence, certain statements contained in the sections “The Merger — Background of the Merger,” “The Merger — Recommendation of the Ensco Board of Directors and Its Reasons for the Merger” and “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger” constitute forward-looking statements.

These forward-looking statements appear in a number of places and include statements with respect to, among others:

•	projected operating or financial results, including any accretion/dilution to earnings and cash flow;

•	the ability to integrate the operations of Ensco and Pride as contemplated;

•	the amount and timing of any cost savings, synergies or operational or administrative efficiencies expected to result from the merger;

•	the ability of each of Pride and Ensco to satisfy the conditions to closing of the merger;

•	Ensco’s plans to obtain additional financing after the transaction;

•	prospects for our services and expected activity in our areas of operations;

•	the effects of competition in our areas of operations;

•	the outlook of oil and gas prices;

•	the current economic conditions and expected trends in the industry we serve;

•	the amount, nature and timing of capital expenditures, including future development costs, and availability of capital resources to fund the merger and subsequent capital expenditures;

•	the various risks and other factors considered by the respective boards of Ensco and Pride as described under “The Merger — Recommendation of the Ensco Board of Directors and Its Reasons for the Merger” and under “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger”;

•	the impact of political and regulatory developments in general and in the U.S. Gulf of Mexico in particular;

•	future and pro forma financial condition or results of operations and future revenues and expenses; and

•	business strategy and other plans and objectives for future operations.

Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the ability to consummate the merger, including the ability to resolve pending litigation seeking to prevent the merger;

•	conditions in the credit markets for additional borrowing capacity after the merger;

•	failure, difficulties and delays in obtaining regulatory clearances and approvals for the merger;

•	failure, difficulties and delays in achieving expected synergies and cost savings;

•	failure, difficulties and delays in meeting conditions required for closing set forth in the merger agreement;

•	general economic and business conditions;

•	prices of crude oil and natural gas and industry expectations about future prices;

•	ability to adequately staff rigs;

•	political stability in the countries in which the combined company will operate;

•	the business opportunities (or lack thereof) that may be presented to and pursued by the combined company;

•	cancellation or renegotiation of drilling contracts or payment or other delays, including acceptance testing delays, permit delays or defaults by customers;

•	unplanned downtime and repairs on rigs, particularly due to the age of some of the rigs; and

•	changes in laws and regulations.

Other factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the factors detailed in “Risk Factors” of this joint proxy statement/prospectus and the risk factors described in each company’s Annual Report on Form 10-K for the year ended December 31, 2010, which are filed with the SEC and available on the SEC’s website at www.sec.gov. Should one or more of the factors, risks or uncertainties described above materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy/prospectus or the date of any document incorporated by reference in this joint proxy/prospectus, as applicable.

Any projection or estimate by Pride or Ensco that was furnished to its financial advisor, the other party or the other party’s financial advisor, including those statements summarized herein, was made as of a date before the date of the merger agreement and spoke only as of the date furnished and has not been updated. These estimates and projections were only intended to be used by the recipient for analysis of the merger and are not intended to provide guidance as to future results and should not be relied upon for that purpose.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Ensco, Pride or persons acting on their behalf may issue.

All information in this document is as of today. Except as otherwise required by applicable law, Ensco and Pride disclaim any duty to update any forward-looking statements, whether as a result of new information, future events or otherwise, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information; Incorporation by Reference.”

THE MERGER

The following is a description of the material aspects of the merger. While Ensco and Pride believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to Ensco shareholders and Pride stockholders. For a more complete understanding of the merger, Ensco and Pride encourage Ensco shareholders and Pride stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A and incorporated herein by reference.

Each of the Ensco and Pride boards of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. In the merger, Merger Sub will merge with and into Pride with Pride surviving the merger as an indirect wholly owned subsidiary of Ensco. Pride stockholders will be entitled to receive the merger consideration described below under “The Merger Agreement — Merger Consideration.”

Background of the Merger

Ensco continually reviews strategic options to improve its asset base and business opportunities. As part of its review, Ensco considers possible rig fleet combinations, geographic diversity and customer base opportunities that may be available through potential business combinations with companies that share the same core values of dedication to safety, ethics, operational excellence, employee development, customer satisfaction and disciplined risk management. At the regularly scheduled meetings of the Ensco board of directors, Daniel W. Rabun, the chairman of the board of directors and chief executive officer of Ensco, and management periodically update the board on various business strategies for Ensco and potential business combination transactions. Three of the highest strategic priorities identified by the Ensco management team were to continue to expand its deepwater business, enter the drillship business and enter West Africa and Brazil as key markets for future growth opportunities.

As part of the ongoing evaluation of its business, the Pride board of directors and management continually evaluate Pride’s business strategy and prospects for growth and consider opportunities to improve Pride’s operations and financial performance in order to create value for Pride stockholders. As part of this evaluation, Pride has regularly considered acquisitions of other companies or their assets, acquisition or construction of additional rigs or other assets and, on occasion, business combination transactions with other industry participants. In recent years, Pride has focused on increasing its high-specification assets, with a particular focus on expansion of its deepwater fleet. Pride’s management team also meets regularly with institutional investors who have expressed their views on consolidation in the offshore drilling industry and on Pride’s possible role in that consolidation. Senior management of Pride has from time to time engaged in preliminary discussions with other industry participants regarding the possibility of business combination transactions, and has reported these discussions to the Pride board of directors.

In late July 2005, Louis A. Raspino, who was promoted to president and chief executive officer of Pride in June 2005, met with Tor Olav Trøim, the chief executive officer of Seatankers Management Co. Ltd. and a vice president and director of Seadrill Limited, and discussed, among other things, a proposal by Seatankers to acquire a significant equity interest in Pride and obtain board representation. Mr. Trøim also referred to discussions between Mr. Trøim and the former chief executive officer of Pride. Mr. Trøim sent Mr. Raspino a letter dated August 3, 2005 confirming the proposal.

On August 9, 2005, Pride retained Goldman Sachs to assist Pride in evaluating the proposal letter at the August 10, 2005 meeting of the Pride board of directors.

On August 10, 2005, the Pride board of directors met with management, representatives of Goldman Sachs and Pride’s outside counsel, Baker Botts L.L.P. and Wachtell, Lipton, Rosen & Katz, to discuss the Seatanker proposal. Given Pride’s access to capital and other available opportunities and the inherent conflicts of interest with having a competitor owning a significant equity interest in the company with board representation, the Pride board determined not to pursue the opportunity, which response was conveyed to Mr. Trøim by letter dated August 10, 2005.

In March 2007, Mr. Raspino and the chief operating officer of Pride at the time met with Mr. Trøim and an advisor of Seadrill. Mr. Trøim stated that he was having discussions with a number of industry participants regarding a business combination transaction and would like to explore the possibility of a transaction with Pride. Mr. Trøim expressed Seadrill’s general interest in acquiring Pride in an all-cash transaction with a reasonable premium to Pride’s stockholders. No other terms were discussed. Mr. Raspino stated that he would discuss the matter with members of the Pride board of directors. The following week, Mr. Raspino called Mr. Trøim to respond to the prior discussion. Mr. Raspino stated that the Pride board would be open to considering any transaction that would be compelling to its stockholders. No specific proposal was made by Seadrill.

During the spring of 2007, Pride had preliminary discussions with Company A, an industry participant, regarding a possible business combination transaction involving cash and stock of Company A as consideration. The Pride board of directors held various meetings during that period with management and Pride’s legal and financial advisors to discuss the potential transaction. No specific proposals were made by Company A.

Pride and Goldman Sachs entered into a letter agreement dated as of August 10, 2007 and effective March 27, 2007, pursuant to which Pride engaged Goldman Sachs to act as its financial advisor in connection with the potential acquisition of Pride or any other attempts to acquire all or a significant portion of the stock or assets of Pride.

On January 29, 2008, Mr. Raspino met with Mr. Trøim to discuss industry matters. During the discussion, Mr. Trøim expressed a general interest in a combination transaction involving Seadrill and Pride without providing specifics. Mr. Trøim stated that Seadrill would not be interested in a hostile transaction involving Pride. Mr. Raspino reiterated that the Pride board would be open to considering any transaction that would be compelling to its stockholders. Mr. Trøim informed Mr. Raspino that John Fredriksen, the chairman of Seadrill, had acquired an unspecified number of shares of Pride for investment.

On April 12, 2008, Mr. Raspino received correspondence from Messrs. Fredriksen and Trøim regarding Seadrill’s and its affiliates’ acquisition, through undisclosed forward purchase contracts and other acquisitions from undisclosed parties, of approximately 9.9% of Pride’s outstanding common stock. Seadrill also advised Pride that it had made a filing under the HSR Act to permit Seadrill to acquire Pride securities. Seadrill also requested that Pride not publicly disclose its acquisition of Pride securities or its HSR filing.

On April 14, 2008, in order to assist the Pride board of directors and management with its consideration of the matter, Mr. Raspino and Baker Botts sent letters to Messrs. Fredriksen and Trøim and to Seadrill’s U.S. counsel, respectively, requesting information about Seadrill’s intentions, plans and proposals with respect to Pride and its acquisition of the common stock; any agreements, arrangements or understandings it has with third parties regarding Pride securities; the terms of the forward purchase contracts; the reasons for its HSR filing; and the maximum ownership level specified in the filing. On April 15, 2008, the Pride board met with management and its financial and legal advisors to discuss the matter. No information was ever provided by Seadrill or its counsel pursuant to the requests made on April 14.

On April 21, 2008, the Pride board again met with management and its financial and legal advisors. At the meeting, the board took action under Pride’s stockholder rights plan to lower, solely with respect to Seadrill and its affiliates and associates, the threshold level of beneficial ownership of Pride’s common stock that would trigger the rights from 15% to 10%. The board took the action with respect to the rights plan because, among other things, Seadrill had not provided Pride any information about its intentions, and the board wanted to make sure that all stockholders were protected appropriately. Pride issued a press release the next morning announcing the board’s action and the reasons therefor, including information regarding Seadrill’s positions in Pride stock. Shortly after the board action and press release, Mr. Raspino received a call from the chief executive officer of Company A, and Brian C. Voegele, the senior vice president and chief financial officer of Pride, received a call from Jay W. Swent, the chief financial officer of Ensco, regarding the ongoing Seadrill matter and their potential interest in a possible transaction with Pride if Pride thought such a transaction desirable.

On April 30, 2008, Messrs. Raspino and Voegele had a telephonic conference with Messrs. Fredriksen and Trøim. Messrs. Fredriksen and Trøim discussed in very general terms whether Seadrill and Pride should combine and the recent action taken by Pride under its rights plan. Messrs. Fredriksen and Trøim reiterated that Seadrill had no intention of conducting a hostile transaction with respect to Pride. They also inquired about a possible meeting between the parties.

On May 8, 2008, Messrs. Raspino and Voegele met with Messrs. Kjell E. Jacobsen and Alf C. Thorkildsen, the chief executive officer and the chief operating officer, respectively, of Seadrill at the time, to discuss a possible business combination transaction. The Seadrill representatives stated that a transaction structure involving a “merger of equals,” similar to the 2007 transaction between Transocean Ltd. and GlobalSantaFe Corporation, was generally of interest to Seadrill. The participants also discussed the benefits of industry consolidation in general, as well as Seadrill’s views of the jackup and tender markets. The Seadrill representatives stated that they would come back to Pride with more specifics regarding a proposed transaction. On May 27, 2008, Mr. Trøim called Mr. Raspino and generally discussed a possible merger of equals transaction structure without providing specifics, as well as general industry conditions.

On June 20, 2008, Messrs. Raspino and Voegele met with Mr. Trøim. At the meeting, Mr. Trøim stated that Seadrill had a general interest in a potential acquisition of Pride and would prefer an all-cash transaction on a negotiated basis. No pricing terms were proposed by Seadrill. Mr. Trøim also stated that, if Pride were not willing to proceed on a negotiated basis, Seadrill had prepared a draft “bear hug” letter and was willing to undertake a proxy contest if needed. Mr. Trøim discussed Seadrill’s need to conduct limited tax due diligence on Pride in order to make a proposal and stated that it would be willing to sign a confidentiality agreement to obtain the information. Mr. Trøim inquired as to the level of the premium Pride’s board of directors would require. Mr. Raspino responded that the Pride board would be open to considering any transaction that would be compelling to its stockholders. Mr. Raspino stated that he would discuss the matter with Pride’s board and would respond in early July 2008. Pride’s board met with management and Pride’s financial and legal advisors on June 24, 2008 and July 3, 2008 to discuss the June 20 meeting, Seadrill’s request for information and Pride’s response. On July 3, 2008, Messrs. Fredriksen and Trøim sent a letter to Mr. Raspino with respect to the matters discussed on June 20, which indicated that Seadrill was working with the intention to make an all cash proposal but would consider other forms of consideration.

On June 30, 2008, Mr. Raspino met with the chief executive officer of Company B, an industry participant, at the request of that officer. The chief executive officer of Company B expressed a general interest in a business combination with Pride, but indicated that Company B did not want to get into a bidding war with Seadrill. No specific proposal was made by Company B. The Pride board discussed this meeting at its July 3 meeting. On September 8, 2008, the chief executive officer of Company B and Mr. Raspino spoke while at an industry conference, and the chief executive officer of Company B again expressed interest in a transaction to Mr. Raspino, but no specific proposal was discussed.

On July 8, 2008 and consistent with the discussions of June 20, Mr. Raspino requested a telephone call with Mr. Trøim to continue the discussion. Mr. Trøim did not respond. Seadrill filed an initial Schedule 13D under the Exchange Act with respect to Pride securities on July 21, 2008.

On July 22, 2008, Messrs. Raspino and Voegele spoke by phone with Mr. Trøim. Mr. Raspino indicated that Pride would be willing to provide tax due diligence as requested by Seadrill upon execution of a confidentiality agreement. Mr. Trøim stated that Seadrill would be willing to do so and would provide Pride a list of the tax due diligence requested. Mr. Raspino reiterated that the Pride board would be open to considering any transaction that would be compelling to its stockholders. At various times between July 28, 2008 and August 2, 2008, representatives of Seadrill and Pride corresponded regarding the tax due diligence requested by Seadrill, and Pride provided a draft confidentiality agreement. In the correspondence, Mr. Trøim stated that it was Seadrill’s intention to present an attractive all-cash proposal for the consideration of Pride’s board.

Mr. Trøim responded to the draft confidentiality agreement on August 27, 2008 and requested that Pride’s counsel discuss certain issues raised with Seadrill’s counsel. Members of Pride’s legal department called

Seadrill’s counsel on August 29, 2008 to discuss open points on the agreement. Counsel agreed to have further discussions at a later date.

On September 16, 2008, Mr. Trøim called Mr. Raspino. With respect to the confidentiality agreement, Mr. Raspino proposed a compromise proposal to resolve the open points, and Mr. Trøim indicated the proposal was likely acceptable, but that he needed to confer with Mr. Fredriksen. Mr. Trøim stated that Seadrill was exploring financing proposals for a proposed transaction at a premium to the then-current market price. Thereafter, no further discussions regarding the draft confidentiality agreement or such a proposed transaction occurred.

From the summer of 2008 to the end of the year, the market prices for equity securities of offshore drilling companies generally (including Pride) declined significantly, in response to the worldwide financial and credit crisis and economic recession.

On January 14, 2009, Messrs. Raspino and Voegele met with Messrs. Trøim and Thorkildsen, who had been appointed as the chief executive officer of Seadrill in June 2008. The participants discussed general industry matters and the two companies’ respective newbuild programs. Mr. Trøim also discussed Seadrill’s discussions with other industry participants regarding business combinations. Mr. Trøim stated that Seadrill was still interested in pursuing an all-cash transaction on a negotiated basis and suggested that Pride stockholders might be willing to support a $30 per share offer price. Mr. Raspino responded that the Pride board would be open to considering any transaction that would be compelling to its stockholders. Mr. Trøim stated that Seadrill was testing the market for financing of the transaction. No specific proposal was made by Seadrill.

On June 18, 2009, Messrs. Raspino and Voegele met with Messrs. Fredriksen and Trøim. They discussed general industry conditions. Messrs. Fredriksen and Trøim expressed Seadrill’s continued interest in a transaction with Pride. No specific proposal was made by Seadrill.

On August 24, 2009, Pride completed the spin-off of Seahawk Drilling, Inc., which held the assets and liabilities that were associated with Pride’s mat-supported jackup rig business. In the spin-off, Pride stockholders received 100% of the outstanding common stock of Seahawk by way of a pro rata stock dividend.

On September 29, 2009, Messrs. Raspino and Voegele met with Messrs. Trøim and Thorkildsen. Messrs. Trøim and Thorkildsen expressed Seadrill’s continued interest in a transaction with Pride. They indicated that Seadrill would not be interested in a hostile transaction. Messrs. Trøim and Thorkildsen stated that Seadrill had drafted a written proposal that outlined a framework of a possible transaction. No specific proposals were made by Seadrill, and the written proposal was never provided to Pride.

On October 5, 2009, Mr. Raspino met with the chief executive officer and chief operating officer of Company C, an industry participant, at their request. At the meeting, Company C expressed a general interest in acquiring Pride in an at-market transaction. No specific proposal was ever made by Company C.

At various times in the fall of 2009, Mr. Raspino met with the chief executive officer of Company B in order to generally discuss a possible business combination transaction between the companies. At one of the meetings, Mr. Voegele and the chief financial officer of Company B and Company B’s financial advisors attended. Company B proposed a stock-for-stock merger transaction with a cash distribution to shareholders of both companies, similar to the 2007 Transocean/GlobalSantaFe transaction. Although the proposal did not include a premium to Pride stockholders, Company B later indicated that some level of premium could be provided to the Pride stockholders. The chief executive officer of Company B confirmed its interest in pursuing such a transaction in a letter dated November 17, 2009.

The Pride board of directors held several meetings from September to November 2009 with management and Pride’s financial and legal advisors to discuss ongoing developments with respect to Seadrill, Company B and Company C.

Mr. Raspino responded to the November 17 letter from Company B by letter dated December 10, 2009. Mr. Raspino indicated that Pride’s board did not believe it was appropriate to pursue further discussions regarding a business combination transaction at that time in light of Pride’s strategic business plan, which focused on higher specification assets.

On April 15, 2010, Mr. Raspino met with the chief executive officer of Company B. They discussed general industry matters. The chief executive officer of Company B reiterated Company B’s interest in a strategic transaction with Pride, but made no specific proposal.

On April 20, 2010, the rig drilling the Macondo well in the U.S. Gulf of Mexico experienced an explosion and fire that resulted in, among other consequences, the death of several of the workers on the rig and a massive oil spill in the Gulf. The U.S. government responded by implementing a moratorium on drilling activities with respect to new wells in water depths greater than 500 feet in the U.S. Gulf of Mexico and issuing various environmental, technological and safety regulations. The Macondo well incident and governmental responses have had, and continue to have, a significant, lasting impact on the offshore drilling industry worldwide.

On May 28, 2010, Mr. Raspino was in London on business unrelated to a possible transaction and contacted Mr. Rabun about having a business luncheon. At that luncheon, Messrs. Raspino and Rabun discussed general industry matters, including the recent events associated with the Macondo well and resulting oil spill. They further discussed the core values shared by the companies and the relative strengths of each company. They also discussed the merits of a company needing scale to compete effectively in the future offshore drilling industry, especially given the events related to the Macondo well incident. Mr. Rabun inquired whether Pride had considered a strategic combination to achieve critical mass. Mr. Raspino responded that Pride was assessing the implications of recent events in the U.S. Gulf of Mexico and that the Pride board had not made any determination whether a strategic combination was in the best interests of Pride and its stockholders. Mr. Rabun indicated that Ensco was interested in exploring a strategic combination with Pride. Mr. Rabun and Mr. Raspino continued their discussions of these topics on July 15, 2010 after attending an industry event in Washington, D.C. related to the Macondo well incident.

On August 2, 2010 at the Ensco regularly scheduled quarterly board meeting, Mr. Rabun advised the Ensco board of his conversations with Mr. Raspino. The Ensco management team made an oral presentation of the various strategic priorities for Ensco and the alternatives to achieve those priorities. During an executive session of the meeting, the Ensco board authorized Mr. Rabun to continue the conversations with Mr. Raspino to determine whether Pride would have an interest in considering a strategic combination. On August 3, 2010, at the reconvened Ensco board meeting, Ensco’s outside counsel, Helen Bradley of Baker & McKenzie LLP, provided a general briefing on the fiduciary duties of directors under English law and discussed the similarities and differences of Delaware law in this regard.

On August 6, 2010, Mr. Raspino met with the chief executive officer of Company B. The chief executive officer of Company B again expressed an interest in exploring a strategic combination with Pride, but made no specific proposal.

In early September 2010, representatives of Seadrill called representatives of Goldman Sachs to ask that certain general terms of a proposed transaction structure be conveyed to Pride. Price and form of consideration were not discussed, but the transaction proposal contemplated that the combined company would be domiciled outside of the U.S. and that Seadrill would not require control of the board of the combined company. Mr. Raspino discussed this call with Pride’s board of directors on September 13, 2010. Mr. Raspino also updated the board on his discussions with Ensco and Company B.

On September 14, 2010, Mr. Rabun met with Mr. Raspino and continued their discussions. Mr. Raspino informed Mr. Rabun that the Pride board was preparing for its regularly scheduled board meeting in October 2010 to consider the company’s long-term strategic plan.

On September 29, 2010, Messrs. Raspino and Voegele met with Messrs. Fredriksen and Trøim and discussed, among other matters, a possible transaction between the companies. Mr. Trøim described a restructuring of the combined company into three separate companies, one holding premium assets, a second holding lower specification rigs and a third holding rigs working in Brazil. Mr. Trøim stated that Seadrill would be willing to pay a premium to Pride’s stockholders, similar to what he characterized as an 18% premium paid by Pride in its 2001 acquisition of Marine Drilling Companies, Inc. Mr. Trøim stated that the transaction could be an all-stock transaction or include up to 40% cash. He stated that Seadrill was open-minded regarding the number of board seats Pride directors would have in the combined company, but stated that Seadrill would not require a majority of the board. However, Mr. Trøim stated that Seadrill would require that the combined company continue Seadrill’s financial strategy of significant financial leverage and significant cash dividends following a business combination. Mr. Trøim stated that Seadrill was only interested in a negotiated transaction and would be willing to make a written proposal to the Pride board if the board would consider a letter from Seadrill. Mr. Raspino responded that the Pride board was always open to considering any transaction that would be compelling to its stockholders. Later that day, the chief executive officer of Company B e-mailed Mr. Raspino about market rumors regarding a meeting by Mr. Raspino with competitors and requesting that Pride not enter into a transaction without discussing the matter with Company B.

On October 5, 2010, the Pride board of directors met with management and its financial and legal advisors to discuss the meeting with Seadrill and Seadrill’s willingness to submit a written proposal to the board. The board authorized management to meet with Seadrill to explore the possibility of a combination with Seadrill in more detail and to obtain more information about the matters discussed at the September 29 meeting. Based on various comments and inquiries from the media, other industry participants and stockholders following meetings or other contacts with Seadrill, the board also expressed concern about recurring public rumors regarding Seadrill’s actions and intentions with respect to Pride and requested management to discuss the matter with Seadrill.

On October 7, 2010, Mr. Raspino met with the chief executive officer of Company A. The chief executive officer of Company A suggested that the companies explore a possible strategic combination. No terms were discussed.

On October 14, 2010, Messrs. Raspino and Voegele met with Mr. Trøim and Esa Ikäheimonen, the chief financial officer of Seadrill, to explore the possibility of a combination with Seadrill and to obtain more information about the matters discussed at the September 29 meeting in order to assist Pride management prepare for the regularly scheduled board meeting later in October. Messrs. Trøim and Ikäheimonen discussed Seadrill’s operating and financial strategy, as well as their views on the offshore drilling industry after the Macondo well incident. They also discussed their views of the strategy of the combined company in Brazil. Mr. Trøim reiterated that Seadrill wanted to pursue only a negotiated transaction and that he would be willing to meet with Pride’s board if that would facilitate such a transaction. Mr. Trøim also indicated that Seadrill would pursue a transaction with another industry participant if Pride was not interested in a transaction with Seadrill. Mr. Raspino stated that the Pride board would be open to considering any transaction that would be compelling to its stockholders.

At its regularly scheduled meeting on October 18 and 19, 2010, the Pride board met with management and its legal and financial advisors. At the meeting, the ongoing discussions with Seadrill, Ensco, Company A and Company B were reviewed. Baker Botts and Wachtell Lipton discussed with the directors their fiduciary duties. Management reviewed with the board potential transactions involving certain companies in the industry. Representatives of Goldman Sachs then reviewed its preliminary financial analyses of the potential transactions.

On October 27, 2010, Messrs. Raspino and Voegele had a telephone conference with Mr. Trøim and discussed the companies’ interest in continuing to explore a possible combination transaction. Mr. Raspino stated that, following discussions at the October 18 and 19 board meetings, the Pride board was open to continuing discussions with Seadrill regarding a transaction, and would expect the parties to enter into an appropriate confidentiality agreement. Mr. Trøim indicated that Seadrill would need to retain its rights to pursue a hostile transaction.

Also on October 27, 2010, Mr. Rabun had a telephone conference with Mr. Raspino. Mr. Rabun informed Mr. Raspino that the Ensco board of directors was having its regularly scheduled quarterly board meeting on November 1, 2010 and inquired whether the Pride board of directors had an interest in considering a strategic combination with Ensco so the matter could be discussed, in general, at that board meeting. Mr. Raspino responded that the Pride board would be open to considering any transaction that would be compelling to its stockholders. Mr. Raspino informed Mr. Rabun that Mr. Raspino would need to further discuss Ensco’s fleet and the market with the Pride board and requested Mr. Rabun to provide information in this regard.

On November 1 and 2, 2010, the Ensco board of directors held a regular quarterly board meeting in London attended by all members of the board, as well as members of management and representatives of Deutsche Bank. Representatives of Deutsche Bank reviewed with the board on November 2 a general overview of the offshore drilling industry in relation to potential merger and acquisition activity, the competitive landscape in the offshore drilling industry and several potential transactions. The review included various comparisons and pro-forma fleet overviews. Representatives of Deutsche Bank presented analyses of two potential combinations involving Ensco, one of which included Pride, and described various execution considerations. The directors and representatives of Deutsche Bank discussed, among other matters, various rig fleet combinations, geographic diversity and customer base considerations associated with the potential combinations. The board also met in executive session with representatives of Deutsche Bank to address various questions and comments regarding potential merger and acquisition activity. The board then authorized management to pursue initial discussions and take preliminary actions relating to a potential combination with Pride, including entry into a confidentiality agreement and negotiation of an engagement letter with Deutsche Bank.

On November 2, 2010, Messrs. Raspino, Voegele and Brady K. Long, vice president, general counsel and secretary of Pride, had a telephonic conference with Mr. Trøim. Mr. Raspino stated that he had discussed the matter with the Pride board of directors, and advised that the board remained open to receiving a written proposal from Seadrill. Mr. Raspino noted that all discussions with Seadrill over the past several years had been general in nature, with no specific proposal ever having been provided by Seadrill. Mr. Raspino stated that the board would fully consider any proposal made by Seadrill. Mr. Raspino discussed the principal topics that Seadrill should include in any such proposal, including the amount and form of consideration, financing, conditions to the transaction, board and management of the combined company, timeline for conducting due diligence, signing a definitive agreement and closing, and strict confidentiality. Mr. Raspino informed Mr. Trøim that Pride had been approached by other competitors and that Seadrill should put its best offer on the table for an acquisition of Pride. Mr. Trøim stated that Perella Weinberg Partners LP (“PWP”) was acting as Seadrill’s financial advisor and would be available for discussions with Pride’s board and financial advisor.

During an industry conference on November 10 and 11, 2010, Mr. Raspino met at separate times with each of Mr. Rabun, the chief executive officer of each of Company A and Company B and a representative of another industry participant. At their meeting, Mr. Rabun and Mr. Raspino continued their discussion of the strategic benefits of scale and critical mass, the companies’ shared core values and other potential benefits of a strategic combination. The chief executive officer of Company B expressed to Mr. Raspino a potential interest in an acquisition of Pride involving mostly cash, but suggested that a price above approximately $37 per share would be quite expensive. The chief executive officer of Company A expressed to Mr. Raspino a potential interest in a merger of equals transaction.

On November 16, 2010, Mr. Rabun sent a letter to Mr. Raspino advising him that the Ensco board of directors authorized Mr. Rabun to proceed with discussions regarding the possibility of combining Pride and Ensco. Mr. Rabun stated his expectation that the consideration would represent a premium to Pride stockholders consistent with that of recent acquisitions in the oil and gas services industry and would consist of a mix of cash and newly issued shares of Ensco, which would permit Pride stockholders to receive up-front value coupled with an ability to participate in the upside potential in the combined company.

Also on November 16, 2010, Mr. Fredriksen sent a letter to Mr. Raspino setting forth the proposed terms of a combination of Pride and Seadrill. The proposed terms indicated a price of $37 per share, and included a right of Pride stockholders to elect to receive for each Pride share $37 in cash or 1.168 Seadrill shares, subject to proration if more than 30% of the shares elected to receive cash. The proposed consideration represented an approximately 15% premium to the closing price of Pride’s common stock on November 15, 2010. Pride would have the right to nominate three of the eight members of the company’s board of directors. The letter acknowledged Pride’s need to conduct due diligence of Seadrill in light of the substantial portion of the consideration in the form of Seadrill stock and that Seadrill stood ready to accommodate due diligence in a timely manner. The letter also noted that Seadrill would require due diligence with respect to Pride.

On November 22, 2010, the Pride board of directors met with management and Pride’s financial and legal advisors. At the meeting, the Seadrill and Ensco letters were discussed in preliminary terms. The board was informed that management and Pride’s advisors would provide a more comprehensive analysis of the proposals at the regularly scheduled board meetings on December 9 and 10.

On November 23, 2010, Mr. Rabun had a telephone conference with Mr. Raspino to discuss the November 16 letter sent by Mr. Rabun. Mr. Raspino requested additional information on Ensco’s fleet and the jackup market for his discussions with the Pride board.

On November 24, 2010, Mr. Raspino sent Mr. Fredriksen correspondence informing him that Pride was targeting a board meeting late in the week of December 6 to discuss Seadrill’s November 16 letter and that Mr. Raspino intended to respond to Mr. Fredriksen shortly after the meeting.

On November 30, 2010, Mr. Rabun met with Mr. Raspino to discuss Ensco’s November 16 letter and the merits of a combination of the two companies. Mr. Rabun discussed his view of premium levels consistent with those of recent acquisitions in the oil and gas services industry as described in this letter. Mr. Raspino advised Mr. Rabun that the Pride board of directors would consider Ensco’s letter at its regularly scheduled meetings on December 9 and 10.

On December 1, 2010, Mr. Raspino, Mr. Voegele and other members of Pride’s senior management team met with the chief executive officer, the chief financial officer and other members of the senior management team of Company A. The management teams made presentations to each other regarding the respective company’s operations based on publicly available information. No specifics of a transaction were discussed.

At its regularly scheduled meeting on December 10, 2010, the Pride board of directors met with management and its legal and financial advisors. At the meeting, Baker Botts and Wachtell Lipton discussed with the directors their fiduciary duties. Management reviewed with the board the proposals made by Seadrill and Ensco on November 16, and representatives of Goldman Sachs reviewed its preliminary financial analyses of the proposals. Also discussed were possible combination transactions with other industry participants, including Company A, Company B and Company C. Management and the board discussed various financial metrics applicable to the possible transactions. The board authorized management to explore transactions with both Ensco and Seadrill and to conduct due diligence regarding potential transactions with both companies.

On December 13, 2010, Mr. Rabun had a telephone conference with Mr. Raspino. Mr. Raspino stated that the Pride board had reviewed Ensco’s proposal based on publicly available data and that the Pride board had authorized him to explore with Ensco the possibility of a business combination transaction on the basis of Ensco’s November 16 letter and the prior conversations and to initiate mutual due diligence. Mr. Raspino asked that Ensco send a proposed confidentiality agreement. Mr. Rabun advised Mr. Raspino that Ensco would need to perform preliminary due diligence before an initial proposal of principal terms could be submitted to Pride.

Ensco sent a draft confidentiality agreement to Pride on December 14, 2010. The draft confidentiality agreement included, among other provisions, a requirement that Pride negotiate exclusively with Ensco for a period of 45 days. During that day, at the direction of Ensco and Pride, representatives of Deutsche Bank and Goldman Sachs discussed the timing of a possible business combination transaction, an exchange of priority diligence lists, a framework for diligence and diligence-related matters.

Also on December 14, Messrs. Raspino and Long held a telephone conference with Messrs. Fredriksen and Trøim. Mr. Raspino informed them that the Pride board had reviewed Seadrill’s proposal based on publicly available data and that the board had authorized Mr. Raspino to explore a possible transaction. Mr. Raspino expressed an interest to meet with Seadrill representatives to explore a transaction and conduct due diligence. Mr. Raspino requested that Seadrill provide a list of the due diligence that Seadrill would require as referenced in its November 16 letter. Mr. Raspino noted that Pride’s analysis was based on only public data and, accordingly, Pride would need to conduct due diligence of Seadrill as acknowledged by Seadrill in its letter and would send Seadrill a list of requested information shortly. Mr. Raspino noted that the exchange of nonpublic information would be covered by a typical confidentiality agreement to be entered into by the companies. Mr. Trøim suggested that Pride instead meet with PWP, as Seadrill was not interested in participating in extensive due diligence meetings. Mr. Trøim indicated uncertainty as to whether Seadrill’s November 16 proposal was tied to a fixed exchange ratio or a fixed share price. Mr. Trøim requested that Pride agree to a period of exclusivity with Seadrill and stated that Seadrill would not be interested in pursuing a transaction without exclusivity. Mr. Trøim also requested a written response to the November 16 letter.

On December 16, 2010, the Ensco board of directors held an informal teleconference and discussed the status of the discussions with Pride. Mr. Rabun informed the board of his conversations with Mr. Raspino and the board authorized Mr. Rabun to continue the negotiations with Mr. Raspino.

On December 17, 2010, the Pride board of directors met with management to discuss the status of the discussions with Ensco and Seadrill. Mr. Raspino informed the board of his conversations with Mr. Rabun and the board authorized Pride to continue due diligence and authorized Mr. Raspino to continue the negotiations with Mr. Rabun. The board also discussed the appropriate response to Seadrill.

On December 18, 2010, Ensco and Pride executed a confidentiality agreement. The agreement included customary provisions for the confidentiality of discussions and the exchange of information. It also included a mutual standstill agreement effective for 18 months that would be terminated upon the occurrence of certain events including the commencement by a third party of a tender offer to acquire voting stock of a party to the confidentiality agreement representing 20% or more of the voting securities of such party and the agreement of a party to enter into a business combination or acquisition transaction involving a third party. The standstill agreement precluded either party, without the prior written invitation of the other party’s board of directors or chief executive officer, from taking various actions, including acquiring or proposing to acquire securities or derivative securities of the other party, participating in a proxy solicitation concerning the other party or proposing a business combination transaction with the other party. The agreement did not include a provision requiring Pride to negotiate exclusively with Ensco.

On December 20, 2010, Mr. Raspino sent a letter to Messrs. Fredriksen and Trøim as requested by Seadrill in the December 14 conference call to reiterate the discussions on that call. The letter set forth the proposed next steps, which were consistent with Seadrill’s November 16 letter and customary for transactions involving a significant amount of stock of the acquiring company. The letter stated that the Pride board continued to be open to considering any opportunity that could be compelling for all of Pride’s stockholders and that, to the extent Seadrill would like Pride to complete its evaluation of the proposal, Pride would be willing to proceed with a meeting and mutual due diligence as Seadrill suggested in its November 16 letter.

Also on December 20, 2010, the chief executive officer of Company A sent Mr. Raspino correspondence expressing interest in continuing the discussions regarding a possible transaction, which had previously concerned a merger of equals. No specific terms were provided.

On December 21, 2010, representatives of Goldman Sachs called PWP to discuss the process for conducting due diligence. PWP indicated that it would respond after it had discussed the matter with Seadrill.

Commencing December 22, 2010, officers and other representatives and advisors of Pride and Ensco conducted mutual due diligence. Representatives and advisors of the companies held a number of in person and telephonic meetings with each other, and each company established virtual data rooms to enable the parties and their representatives and advisors to engage in documentary due diligence.

On December 28, 2010, the Pride board of directors met with management to discuss the status of the discussions with Ensco and Seadrill.

On December 30, 2010, the Ensco board of directors held a special telephonic board meeting with participation of all members of the board, as well as members of management and representatives of Deutsche Bank and Baker & McKenzie LLP. Mr. Rabun described several recent senior management meetings with Pride that included diligence presentations by each company. Mr. Rabun also reviewed his discussions with Mr. Raspino, the financial analyses and models that had been developed based on different levels and mixes of stock and cash consideration, the due diligence undertaken by Ensco and Pride’s refusal to grant Ensco exclusivity rights. Mr. Rabun referred the board to the executive summary and supporting data furnished to the directors by Deutsche Bank, which updated the preliminary data furnished to the board in November. Mr. Rabun noted that progress had been made in refining Ensco’s financial models and analyses. Representatives of Deutsche Bank reviewed the materials that had been presented to the board. The directors discussed various questions and comments regarding the potential merger transaction with management and representatives of Deutsche Bank. Mr. Rabun noted that extended diligence, merger agreement and debt financing negotiations, regulatory submissions and preparation of proxy materials would proceed concurrently. The board reviewed a draft of an expression of interest letter and related summary of proposed terms, discussing various aspects of the drafts in general and the merger consideration in particular. The board authorized Mr. Rabun to submit a non-binding expression of interest letter and summary of proposed terms to Pride, which would reflect an implied value of $39.00 per share, a mix of 35% cash and 65% shares, and one or two board seats. After excusing the representatives of Deutsche Bank from the meeting, Mr. Rabun described the negotiations with Deutsche Bank regarding terms of engagement of Deutsche Bank to serve as exclusive financial advisor to Ensco for the potential transaction.

On December 31, 2010, Mr. Rabun sent a letter to Mr. Raspino that set forth an indicative proposal of the terms upon which Ensco proposed to enter into an agreement to combine the companies. The letter proposed merger consideration for Pride stockholders consisting of 0.4778 Ensco ADSs and $13.65 per share of Pride common stock, which represented a value of $39.00 per share based on the closing price of Ensco ADSs as of December 30, 2010 and an approximately 18% premium to the closing price of Pride’s common stock as of that same date. The letter indicated that each company’s senior management would have good opportunities with the combined company. The proposal included a requirement that Pride negotiate exclusively with Ensco for a period of 21 days after entering into a written agreement to such effect to be negotiated between the parties. Pride representatives subsequently advised Ensco representatives that Pride would not be in a position to enter into any exclusive negotiating arrangement.

On January 5, 2011, the Pride board of directors met with management and its financial and legal advisors. At the meeting, the board was provided an update on the status of discussions with Ensco, Seadrill, Company A and Company B. Management reviewed the due diligence completed to date and representatives of Goldman Sachs reviewed its preliminary financial analyses of the proposal by Ensco.

On January 6, 2011, Mr. Rabun had a telephone conference with Mr. Raspino to discuss the reaction of the Pride board to Ensco’s indicative proposal. Mr. Raspino stated that the Pride board generally reacted favorably to the indicative proposal and Ensco’s approach to the process. However, Mr. Raspino stated that price and a number of other issues regarding the proposal would need to be discussed further. Mr. Raspino indicated in general terms that Pride would require a higher price, and Messrs. Raspino and Rabun discussed the flexibility in the mix of stock and cash proposed in the December 31 letter and Pride’s proportional representation on the combined company’s board based on the pro forma share ownership of each company’s shareholders in the combined company. No agreement was reached. They did not discuss any of the other items in the indicative proposal, but Mr. Raspino stated the Pride board authorized management to proceed with full diligence and preliminary negotiation of definitive documents.

On January 7, 2011, the Ensco board of directors held a special telephonic board meeting with participation of all members of the board, as well as members of management and representatives of Deutsche Bank and Baker & McKenzie. Mr. Rabun provided an update on the proposed transaction with Pride, with emphasis upon developments following submission of the expression of interest and summary of proposed terms on December 31, 2010. Mr. Rabun advised that he received initial feedback from Mr. Raspino, who had questions regarding the proposed merger consideration and the board composition of the merged company. Deutsche Bank representatives commented that they had a similar discussion with their counterparts at Goldman Sachs earlier in the week. The Ensco board then discussed with management and representatives of Deutsche Bank the points that were raised during the telephone conversations between the respective chief executive officers. It was noted that initial due diligence requests had been prepared and that further meetings with representatives of Pride had been scheduled to be held in Houston. The board discussed the proposed terms for the merger and potential points of focus for diligence. Mr. Swent discussed the contemplated impact of the potential transaction on Ensco’s credit ratings and reported on the financing plan for the proposed transaction and the status thereof. Michael B. Howe, Ensco’s Treasurer, described bridge financing discussions with potential lenders. Following deliberation, the board authorized management to continue moving forward with the process and approved the proposed engagement of Deutsche Bank as Ensco’s financial advisor in respect of the potential merger with Pride.

On January 10, 2011, responding to the December 21, 2010 discussions, PWP called representatives of Goldman Sachs to advise that Seadrill was willing to conduct mutual due diligence and to request that Pride provide its due diligence request list. At the direction of Pride, Goldman Sachs sent the initial due diligence request list to PWP on January 12, 2011.

On January 11, 2011, Mr. Rabun met with Mr. Raspino to discuss the status of due diligence and the path forward while both were attending an industry event.

On January 14, 2011, Mr. Rabun held an informal teleconference with the members of the Ensco board of directors, Ensco management and representatives of Deutsche Bank and Baker & McKenzie. During the teleconference, the participants reviewed the progress and findings of the legal, financial and operational due diligence which had been conducted, discussed potential synergies that would result from the combination of Ensco and Pride and considered the financial and rating agency reactions to such a combination and associated matters. Deutsche Bank representatives reviewed certain financial models and assumptions, described communications with Pride’s financial advisor Goldman Sachs and commented on various aspects of the potential merger of Ensco and Pride. It was the consensus of the board and management that it would be appropriate to further consider the potential combination of the two companies and to proceed with preparation of a draft merger agreement.

On January 16, 2011 Baker & McKenzie delivered a draft of the proposed merger agreement to Baker Botts. The terms of the proposed merger agreement were generally consistent with the terms of the merger agreement as finally executed by the parties but did not specify an amount of merger consideration or the number of board seats that would be filled by designees of Pride. The proposed agreement contemplated a transaction that would be treated as a reorganization qualifying under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, provided for an election by Pride stockholders between cash and stock consideration and included conditions to closing relating to the receipt by Ensco of financing for the transaction and a limit on the number of Pride shares for which valid demands for appraisal remained effective. The proposed merger agreement included covenants restricting Pride’s ability to change its board recommendation or solicit competing transactions and, while not specifying a specific dollar figure for the termination fee to be payable by Pride, provided that the amount of such termination fee would be 3.5% of Pride’s equity value to be determined at the time of signing of the merger agreement.

On January 18, 2011, PWP called representatives of Goldman Sachs after consulting with Seadrill regarding Pride’s initial due diligence request list. PWP indicated that Seadrill would begin compiling the information to respond to the request on the expectation that the due diligence process would be reciprocal. PWP reiterated Seadrill’s position that Pride agree to negotiate exclusively with Seadrill. On January 19, at the direction of Pride, representatives of Goldman Sachs called PWP to discuss Pride’s need to conduct a full due diligence review of Seadrill to support its valuation analysis and advised PWP that Pride would not be in a position to enter into any exclusive negotiating arrangement.

On January 18, 2011, a stockholder of Pride called to inform Pride that it would make an HSR filing with respect to Pride and would propose a slate of directors for the upcoming annual stockholders meeting. The stockholder requested a meeting with Pride management, which was held on January 21. On January 19, counsel for the stockholder notified Pride of its HSR filing and requested various materials in connection with a possible nomination of directors. Over the next two weeks, Pride and its legal counsel had various discussions and correspondence with the stockholder and its counsel regarding Pride, the director nomination process and the HSR filing.

On January 19, 2011, the Pride board of directors met with management and its financial and legal advisors. At the meeting, the board was provided an update on the status of discussions with Ensco and Seadrill and the stockholder matters referenced in the preceding paragraph.

In late January, Mr. Trøim called representatives of Goldman Sachs to reiterate Seadrill’s continued interest in a potential transaction, its expectation that due diligence would be reciprocal, and that a decision would need to be made as to direction by mid-February to enable Seadrill to make decisions regarding directors. Representatives of Goldman Sachs then communicated Mr. Trøim’s message to Pride. Pride assumed that the reference to a mid-February deadline was a reference to the February 17 deadline for director nominations under Pride’s bylaws.

On January 21, 2011, Baker & McKenzie, Baker Botts and Wachtell Lipton had a telephone conference to discuss initial comments to the draft Ensco merger agreement, which were confirmed by email the next day. On January 24, Baker & McKenzie, Richards, Layton & Finger, special Delaware counsel to Ensco, Baker Botts and Wachtell Lipton discussed the draft of the merger agreement and the initial comments to the agreement.

In the January 21 and January 24 discussions, counsel for Pride addressed, among other concerns, their objections to the proposed financing condition and the condition regarding the percentage of Pride stockholders demanding appraisal rights, the requirement that confidentiality agreements that Pride would be permitted to enter into with potential competing bidders would be required to include standstill provisions consistent with the standstill agreement entered into with Ensco, the period of prior notice that Ensco would require before the Pride board of directors could change its recommendation, the amount of time during which Ensco could submit a revised proposal in response to a notice by Pride of its intent to terminate the merger agreement and enter into a superior proposal, the absence of reciprocal provisions restricting Ensco’s ability to change its board recommendation or solicit alternative transactions, the circumstances under which a termination fee would be payable and the absence of an adequate termination fee that would be payable under certain circumstances in the event that Ensco shareholders failed to approve the issuance of Ensco ADSs in connection with the merger. Counsel for Pride also suggested that the transaction be structured as a taxable merger without any election between cash and stock to simplify the structure and mitigate tax risk to the combined company.

On January 24, 2011, PWP called representatives of Goldman Sachs. PWP indicated that Seadrill was preparing due diligence materials in response to Pride’s January 12 request. PWP inquired about the process once the materials were provided to Pride. At the direction of Pride, representatives of Goldman Sachs stated that Pride could not commit to a specific time frame for responding, given that no materials had yet been provided, but that Pride would respond promptly once materials were received.

On January 25, Baker & McKenzie sent a revised draft of the merger agreement to Baker Botts. Over the next 10 days, counsel to the parties had various discussions and correspondence regarding comments to the draft. In addition to the issues noted below, other principal issues involved increasing deal certainty by having the no solicitation covenant apply reciprocally to Ensco and by Ensco’s agreeing that Delaware Sub would agree to pay the same termination fee in the same circumstances as would apply to Pride. The parties also discussed the provisions dealing with the treatment of employees of Pride after the merger.

As contemplated by the letter agreement between Pride and Goldman Sachs, dated August 10, 2007, Pride and Goldman Sachs entered into a letter agreement effective as of January 26, 2011, pursuant to which Pride engaged Goldman Sachs to act as its financial advisor in connection with the potential acquisition of Pride or other similar extraordinary transactions involving Pride or the acquisition of Pride.

On January 27, 2011, the Ensco board of directors held a special telephonic board meeting with participation of all members of the board, as well as members of management and representatives of Deutsche Bank and Baker & McKenzie. Mr. Rabun reported that the business and legal due diligence had progressed substantially and described the Pride comments to the merger agreement and the plan for continued negotiations. Mr. Swent reviewed revised financial models prepared by management that were reconciled to models previously reviewed with the board, noting that budget information recently had been received from Pride. He noted that due diligence would continue regarding capital expenditures. Representatives of Deutsche Bank reviewed with the board various financial analyses and other considerations relating to the proposed transaction. The Deutsche Bank presentation concluded with a review of certain terms of the proposed transaction, after which representatives of Deutsche Bank responded to questions and comments from the board. Mr. Howe described the proposed bridge financing arrangements and the progress in obtaining credit committee approval from affiliates of Deutsche Bank.

On January 31, 2011, Gerald Haddock, an Ensco director and chairman of Ensco’s audit committee, telephonically conferred with Francis S. Kalman, a Pride director and chairman of Pride’s audit committee, to discuss certain FCPA and regulatory compliance diligence matters.

On February 1, 2011, Mr. Raspino had a telephone conference with Mr. Rabun to further discuss the principal issues related to pricing and board representation in connection with the potential transaction. With respect to pricing, Mr. Raspino indicated that Ensco should make its highest possible proposal for consideration by the Pride board. Mr. Raspino again suggested that Pride should have proportional representation on the combined company’s board based on the pro forma share ownership of each company’s shareholders in the combined company. No agreement was reached.

On February 2, 2011, PWP provided to Pride an initial package of due diligence materials of Seadrill in partial response to Pride’s request. On February 4, Mr. Raspino sent a letter to Mr. Fredriksen acknowledging receipt of the materials and requesting again the due diligence request list of information that Seadrill would require. Mr. Raspino indicated that the Pride board continued to be open to considering any opportunity that would be compelling for its stockholders and that Mr. Raspino was available to meet with Mr. Fredriksen, as he had done many times in the past with Messrs. Fredriksen and Trøim, if it would further advance that goal. Later that day, Mr. Raspino sent Messrs. Fredriksen and Trøim a confidentiality agreement executed by Pride that did not have any standstill provisions.

Also on February 2, 2011, the Pride board of directors met with management and representatives of Goldman Sachs, Baker Botts and Wachtell Lipton. At the meeting, Baker Botts and Wachtell Lipton reviewed with the Pride directors their fiduciary duties. Management discussed with the board various financial metrics and analyses regarding Pride, Ensco and the pro forma combined company. Management also discussed with the board the results of the due diligence review with respect to Ensco. Management, together with Baker Botts and Wachtell Lipton, discussed the significant business issues contained in the most recent draft of the merger agreement, including with respect to price, mix of consideration, board representation, conditionality, deal certainty and employee matters. The board discussed with management the status of discussions with Seadrill, Company A and Company B, as well as possible transactions with other industry participants, including Company C. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the proposed merger.

On February 4, 2011, Baker & McKenzie sent a revised draft of the merger agreement to Baker Botts, which, in addition to the matters that had been previously discussed, included a modification to the definition of “material adverse effect” that would include a breach or violation, or occurrence reasonably likely to result in a breach or violation, of Pride’s deferred prosecution agreement with the U.S. Department of Justice in connection with Pride’s settlement of potential violations of the FCPA if such breach, violation or occurrence would permit the Department of Justice to extend the term of such agreement or pursue any criminal charges or prosecution or any civil or administrative action that was not filed as a result of the deferred prosecution agreement.

On February 4, 2011, the Ensco board of directors held a special telephonic board meeting with participation of all members of the board, as well as members of management and representatives of Deutsche Bank and Baker & McKenzie. Mr. Rabun reported that due diligence had progressed substantially and advised that comments had been received from Pride on the proposed merger agreement. Mr. Rabun discussed various aspects of the diligence undertaken by Ensco and Pride. Mr. Haddock described his telephone conversation with Mr. Kalman. Mr. Rabun described a recent telephone conversation with Mr. Raspino. Mr. Rabun summarized the principal outstanding issues in relation to the proposed merger agreement, and called upon Alan Harvey of Baker & McKenzie to provide an overview of the contemplated transaction. Mr. Harvey reviewed the contemplated merger structure and consideration composed of a mix of cash and Ensco shares and also discussed the potential tax treatment of the merger consideration for the Pride stockholders. He described the principal open issues. Mr. Rabun described the process that would be employed, if the board determined to proceed. Representatives of Deutsche Bank reviewed updated materials which had been distributed to the board. After noting that there were no major changes since the last discussion with the board, representatives of Deutsche Bank reviewed various updated financial analyses and sensitivities, the competitive landscape and other illustrative combinations with Pride. The board discussed the dynamics of recent developments, other potential interested parties and due diligence, and further reviewed key issues pertaining to the merger agreement. Mr. Rabun led a discussion on negotiating strategy. Following discussion with participation by the financial and legal advisors, Mr. Rabun was authorized to present a specific merger proposal to Pride involving designated merger consideration in cash and stock and two Pride directorships on the combined company board. The board met in executive session to discuss social, organizational, severance and retentive compensation matters.

On February 4, 2011, Mr. Rabun had a telephone conference with Mr. Raspino, during which Mr. Rabun stated that Ensco was willing to increase the cash portion of the consideration by $1.08 per share to $14.73 per share, with the same exchange ratio of 0.4778 Ensco ADSs per Pride share as set forth in the December 31 proposal. The proposed consideration represented a price of $41.00, or an approximately 20% premium to the closing price of Pride’s common stock as of February 3, based on the closing price of Ensco ADSs on that date.

On February 5, 2011, Mr. Raspino advised Mr. Rabun that, based on the level of premium previously discussed and the favorable results of due diligence, the Pride board had expected a price in the $42.00 per share range, as well as three board seats. Mr. Raspino also discussed the removal of the new provision relating to the deferred prosecution agreement that had been proposed for inclusion in the definition of material adverse effect in the merger agreement. Mr. Rabun indicated that Ensco would not require the proposed provision.

On February 5, 2011, the Ensco board of directors held a special telephonic board meeting with participation of all members of the board, as well as members of management and representatives of Deutsche Bank and Baker & McKenzie. Mr. Rabun advised that he had received an initial response to Ensco’s revised proposal from Mr. Raspino, who requested that three Pride directors serve on the board of the combined company. Mr. Rabun also advised that Mr. Raspino indicated that the Pride board required a somewhat higher price. The board determined that it would be inappropriate to modify the proposal that had been submitted to Pride until such time as the Pride board had an opportunity to fully consider the matter. The meeting was adjourned until Ensco received a response to its proposal.

On February 5, 2011, the Pride board of directors met with management and Pride’s financial and legal advisors to discuss the Ensco proposal and the terms of the current draft of the merger agreement. The board indicated to Mr. Raspino that it would support a transaction if, among other matters, it offered a value that was a 21% premium to the closing price of Pride common stock on February 4, 2011, or $41.60 per share. The board authorized Mr. Raspino to continue to seek additional board representation on Ensco’s board following the merger so long as it would not diminish the value that Ensco was prepared to offer.

Mr. Raspino called Mr. Rabun that day to propose a price with a value equal to a 21% premium to the closing price of Pride common stock on February 4, 2011, or $41.60 per share, and that Pride directors would have three seats on the combined company’s board.

The Ensco telephonic board meeting was reconvened later that day. Mr. Rabun reported on his call with Mr. Raspino. The Ensco board discussed the feedback received from Mr. Raspino and considered the merger consideration issue in consultation with Ensco’s financial advisor. Representatives of Deutsche Bank then discussed certain considerations that it would take into account in rendering a fairness opinion. Following discussion with representatives of Deutsche Bank regarding the merger consideration, the board determined that its initial proposal to provide Pride two seats on the combined company board should remain unchanged. The board determined that Pride should be advised (1) that the proposed additional merger consideration would be satisfactory if comprised of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share, for each share of Pride common stock and (2) the Pride directors would have two seats on the combined company’s board. Mr. Rabun was authorized to convey the board’s determination to Mr. Raspino for presentation to the Pride board of directors. The Ensco board entered into executive session to enable the board to discuss certain employment and compensation matters.

Mr. Rabun called Mr. Raspino to convey the Ensco board’s determination that (1) the proposed additional merger consideration would be satisfactory if comprised of $15.60 in cash and 0.4778 Ensco ADSs for each share of Pride common stock and (2) the Pride directors would have two seats on the combined company’s board. After discussions with the chairman of the Pride board of directors and Pride’s financial and legal advisors, Mr. Raspino called Mr. Rabun to inform him that those proposed terms were acceptable to the Pride board and that the respective counsel should work to finalize the documentation.

Mr. Rabun again reconvened the Ensco telephonic board meeting later that day. Mr. Rabun advised that Mr. Raspino had informed him that Ensco’s proposed terms for the merger were acceptable to the Pride board, subject to resolution of the few remaining open issues in agreement. The final approval would be forthcoming following a Pride board meeting to be held on the following day. Mr. Harvey reviewed the proposed merger agreement and summarized the terms of the proposed merger, pursuant to which the owner of each share of Pride common stock would be entitled to receive per share compensation composed of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share. He then described the termination provisions of the merger agreement, noting that they entailed a break-up fee of $260 million, which is reciprocal, contained fiduciary outs and a reciprocal $50 million fee in the event either company’s shareholders fail to approve the transaction in the absence of a competing offer. Mr. Rabun noted that employee matters had also been addressed in his conversation with Mr. Raspino, resulting in an understanding that employees would generally be treated on a common basis. The board engaged in a general discussion with management and Ensco’s outside financial and legal advisors regarding the terms and conditions of the contemplated agreement. Helen Bradley of Baker & McKenzie LLP, described the board’s fiduciary duties in relation to the contemplated merger transaction, referring to her presentation to the board on August 3, 2010 regarding directors’ duties. Representatives of Deutsche Bank described the terms of the fairness opinion which would be delivered by Deutsche Bank and the financial terms of the merger agreement, and presented financial analysis with respect to Pride, Ensco and the combined company. Deutsche Bank then delivered its oral opinion to the Ensco board of directors, which was subsequently confirmed by delivery of a written opinion dated February 6, 2011, to the effect that, as of such date and based upon and subject to the matters set forth therein, the merger consideration comprised of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share, to be paid in respect to each share of Pride common stock was fair, from a financial point of view, to Ensco. The full text of Deutsche Bank’s written opinion, dated February 6, 2011, which sets forth, among other matters, the assumptions made, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B. See “— Opinion of Deutsche Bank Securities Inc.”

Following review and discussion among the Ensco directors, the Ensco board unanimously determined the merger to be advisable and likely to promote the success of Ensco for the benefit of its shareholders and in the best interests of Ensco. The board unanimously approved the terms and conditions for the contemplated merger including the conversion of each Pride share into the right to receive $15.60 and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share. The board also approved the submission to Ensco shareholders of an ordinary resolution to approve the issuance and delivery of the ADSs in respect of Class A ordinary shares to Pride stockholders, the filing with the SEC of a registration statement to register Class A ordinary shares represented by ADSs pursuant to the Securities Act of 1933, as amended, the filing with the New York Stock Exchange of a listing application and a bridge commitment letter and related fee letter providing for an unsecured term loan bridge facility of $2.75 billion to fund, together with cash on hand, the cash portion of the merger consideration. Later on February 5, 2011, Mr. Rabun had a telephone conference with Mr. Raspino to discuss the Ensco proposal and the results of the Ensco board meeting.

On February 6, 2011, the Pride board of directors held a specially scheduled board meeting attended in person or telephonically by all members of the Pride board, as well as members of management and representatives of Goldman Sachs, Baker Botts and Wachtell Lipton. At the meeting, Baker Botts and Wachtell Lipton reviewed with the Pride board of directors its fiduciary duties. Baker Botts and Wachtell Lipton discussed with the board the principal terms and conditions of the merger agreement. Goldman Sachs presented its financial analyses of the proposed merger and delivered its oral opinion to the Pride board of directors, which was confirmed by delivery of a written opinion dated February 6, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be received by the Pride stockholders (other than Ensco and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. See “— Opinion of Goldman, Sachs & Co.” The board discussed with management the strategic benefits of the transaction and compared the transaction to possible transactions with Seadrill and other industry participants. Mr. Raspino discussed his view of the principal benefits to Pride and its stockholders of the combination of the two companies and recommended, on behalf of management, that the board approve the transaction. See ‘— Recommendation of the Pride Board of Directors and Its Reasons for the Merger” for a discussion of such principal benefits of the transaction and for a discussion of the factors considered by the Pride board in concluding that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pride and its stockholders, including as compared to Pride’s remaining an independent public company and possible transactions with other industry participants. Upon the recommendation of the compensation committee of the board of directors, the board approved certain matters with respect to the treatment of equity awards as provided in the merger agreement. Following review and discussion among the members of the Pride board of directors, the Pride board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Pride stockholders, and all of the Pride directors unanimously voted to approve the merger agreement and the transactions contemplated by the merger agreement.

On February 6, 2011, Mr. Rabun had a telephone conference with Mr. Raspino to discuss the results of the Pride board meeting.

Over the course of the day on February 6, 2011, the merger agreement was finalized and was executed and delivered by Ensco and Pride that evening.

On February 7, 2011 and shortly before the public announcement of the merger, Mr. Trøim e-mailed Mr. Raspino addressing the confidentiality agreement and Seadrill’s continuing interest in pursuing a transaction with Pride.

On February 7, 2011, Ensco and Pride issued a joint press release, before the commencement of trading on the NYSE, announcing the transaction, and senior management of Ensco and Pride held a joint conference call. Various communications and the merger agreement were filed with the SEC on February 7, 2011 and thereafter.

On February 10, 2011, representatives of Baker & McKenzie and Citibank, the exchange agent for the merger consideration, conferred by telephone to discuss the certification and settlement procedures with respect to shares of Pride common stock beneficially owned in book-entry form by certain U.K. residents in order to provide reasonable assurances of compliance with the U.K. Prospectus Rules. Citibank reported that the Depository Trust Company had indicated that the certification process would require a specified deadline and that revisions would be necessary to the certification and exchange process with respect to settlement of book-entry shares. Over the next three weeks, representatives of Baker & McKenzie, Baker Botts, Wachtell Lipton and Citibank conferred several times to discuss potential amendments to the merger agreement to provide for an efficient certification, exchange and settlement process, and Baker & McKenzie provided drafts of revised language for the merger agreement, which were discussed by the parties.

On February 27, 2011, Baker & McKenzie sent Baker Botts a form of amendment to the merger agreement reflecting the negotiated language. On February 28, 2011, the Ensco board, at a regularly scheduled meeting, approved the amendment. On March 1, 2011, the Pride board approved the amendment by unanimous written consent, and the parties executed and delivered the amendment that day.

Recommendation of the Ensco Board of Directors and Its Reasons for the Merger

By vote at a meeting held on February 5, 2011, the Ensco board of directors unanimously determined that the merger agreement and the transactions contemplated by it are advisable and in the best interests of Ensco and its stockholders and approved the merger agreement and approved the issuance and delivery of Ensco ADSs pursuant to the merger agreement. The Ensco board of directors unanimously recommends that Ensco shareholders vote “FOR” approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement.

In deciding to approve the merger agreement and to recommend that Ensco shareholders vote to approve the issuance and delivery of Ensco ADSs to Pride stockholders pursuant to the merger agreement, the Ensco board of directors consulted with Ensco’s management and financial and legal advisors and considered several factors.

Many of the factors considered favored the conclusion of the Ensco board of directors that the merger is advisable and in the best interests of Ensco and its stockholders. The Ensco board of directors considered a number of factors concerning the merger. The Ensco board of directors considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:

•	that the merger would enhance Ensco’s asset base, customer opportunities and service offerings by creating the world’s second largest offshore drilling fleet, with 74 rigs spanning all of the strategic, high-growth markets around the globe;

•	that the merger would lead to future business opportunities in strategic, high-growth markets, particularly Brazil and West Africa, two of the fastest-growing deepwater markets in the world.;

•	that the addition of Pride’s assets would provide a substantial presence in deepwater drilling sector, with 21 deepwater drilling rigs, including seven rigs delivered since 2008 and another five rigs expected to be delivered between now and 2013, establishing the combined fleet as among the youngest and most capable in the industry;

•	that the merger would provide a complementary fleet composition, geographic scope and customer base;

•	that the merger would provide a combined estimated revenue backlog of approximately $10 billion;

•	that Ensco management expects the merger to result in meaningful cost savings and operational synergies, estimated to be in excess of $50 million per year in 2012 and beyond;

•	the merger is anticipated to be immediately accretive to Ensco’s earnings and cash flow;

•	the terms of the merger agreement, the structure of the transaction, including the conditions to each party’s obligation to complete the merger, and the ability of the Ensco board of directors to terminate the agreement under certain circumstances;

•	that the merger agreement provides that, under certain circumstances, Pride could be required to pay a termination fee of $260 million to Ensco and a fee of $50 million in other circumstances;

•	the ability of Ensco and Pride to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations in connection with obtaining those approvals; and

•	Deutsche Bank’s presentation to the Ensco board on February 5, 2011 and the oral opinion of Deutsche Bank to the Ensco board of directors on February 5, 2011, subsequently confirmed in a written opinion dated February 6, 2011, to the effect that, as of the date thereof and based on and subject to the assumptions, limitations, qualifications and conditions described therein, the merger consideration comprised of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share, to be paid in respect of each share of Pride common stock was fair, from a financial point of view, to Ensco. The full text of Deutsche Bank’s written opinion, dated February 6, 2011, which sets forth, among other matters, the assumptions made, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the Ensco board, does not address Ensco’s underlying business decision to engage in the merger, and is not a recommendation as to how any holder of Ensco ADSs or Class A ordinary shares should vote with respect to the merger. See “— Opinion of Deutsche Bank Securities Inc.”

The Ensco board of directors considered additional information concerning the merger. The Ensco board of directors considered this information as a whole and without assigning relative weights to each such item, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. This information included:

•	information concerning the financial condition, results of operations, prospects and businesses of Ensco and Pride provided by management of each of the companies, including the respective companies’ cash flows from operations, expected accretion to earnings and cash flow, recent performance of common stock and the ratio of Ensco ADSs price to Pride common stock price over various periods, as well as current industry, economic and market conditions;

•	the earnings per share, price to earnings multiples and other market factors of both Ensco and Pride; and

•	the results of Ensco’s business, legal and financial due diligence review of Pride.

The Ensco board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by it, including the merger. These factors included:

•	that there are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated or that the expected synergies from combining the two companies may not be realized, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•	the effects on cash flows from operations and other financial measures under various modeling assumptions, and the uncertainties in timing and execution risk with respect to the anticipated benefits of the merger;

•	the need to obtain additional debt financing to be able to pay the cash component of the merger consideration and the lack of a financing condition in the merger agreement;

•	the negative effect on employee morale and cost of relocating the headquarters of its U.S. operations to be consolidated with Pride’s headquarters in Houston;

•	that the merger agreement provides that, in certain circumstances, Delaware Sub could be required to pay a termination fee of $260 million to Pride and a fee of $50 million in certain other circumstances;

•	that the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals such as under the HSR Act;

•	the potential that certain institutional holders of shares of Pride common stock may not be permitted by their investment policies or may not otherwise want to hold ADSs of a non-U.S. company and would, as a result, sell the Ensco ADSs in the open market shortly after the closing of the merger, which may have a short-term, negative effect on the market prices of Ensco ADSs;

•	the possibility of losing key employees and skilled workers as a result of the merger and the expected consolidation of its U.S. headquarters in Houston;

•	the possibility of customer overlap or that key customers may choose not to do business with the combined company; and

•	other matters described under the caption “Risk Factors.”

This discussion of the information and factors considered by the Ensco board of directors in reaching its conclusion and recommendations includes all of the material factors considered by the board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Ensco board of directors in evaluating the merger agreement and the transactions contemplated by it, including the merger, and the complexity of these matters, the Ensco board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Ensco board of directors may have given different weight to different factors. The Ensco board of directors did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the issuance and delivery of Ensco ADSs pursuant to the merger agreement. As of the date of this joint proxy statement/prospectus, there have been no material changes in the operations or performance of Ensco or in the financial projections for Ensco or Pride prepared by Ensco’s management since February 6, 2011, and Ensco does not anticipate such changes to occur prior to the general meeting of Ensco shareholders.

It should be noted that this explanation of the reasoning of the Ensco board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the Pride Board of Directors and Its Reasons for the Merger

By a vote at a meeting held on February 6, 2011, the Pride board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Pride and its stockholders and approved the merger agreement and the transactions contemplated thereby, including the merger. The Pride board of directors unanimously recommends that the Pride stockholders vote FOR the proposal to adopt the merger agreement at the Pride special meeting.

In evaluating the merger, the Pride board of directors consulted with Pride’s management and legal and financial advisors and, in reaching its determination and recommendation, the Pride board of directors considered a number of factors. The Pride board of directors also consulted with outside legal counsel regarding its fiduciary duties, legal due diligence matters and the terms of the merger agreement.

Many of the factors considered favored the conclusion of the Pride board of directors that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pride and its stockholders, including the following:

•	The aggregate value and composition of the merger consideration to be received by Pride stockholders in the merger.

•	That the merger consideration with a value of $41.60 per share of Pride common stock, based upon the closing price of Ensco ADSs on February 4, 2011 (the last trading date before the date of the Pride board meeting), represented a premium of:

•	21% to the closing price of Pride common stock on the same date; and

•	26%, 38% and 45% to the one-month, six-month and 12-month average closing prices of Pride common stock.

•	The potential stockholder value that might result from other alternatives available to Pride, including the alternative of remaining as an independent public company, considering, in particular, the potential for Pride stockholders to benefit from any future earnings growth of Pride and continued costs, risks and uncertainties associated with continuing to operate as a public company.

•	The belief of the Pride board of directors that the shared core values of the two companies, including those of safety, employee development, ethics, operational excellence and customer satisfaction, will assist in integration of the companies, enhance the reputation of the combined company as an “employer of choice” and its ability to attract, retain and develop a high quality workforce and enhance customer service going forward.

•	That the merger would enhance Pride’s assets, customer opportunities and service offerings by creating the world’s second largest and second youngest fleet of deepwater rigs, with 21 rigs and an average age of approximately seven years, and the second largest fleet of offshore drilling rigs, with 74 rigs spanning the world’s strategic, high-growth markets, including the largest active fleet of jackups, all independent leg design with many equipped with high specification features increasingly preferred by clients.

•	The diversity of the combined company’s assets, customers and geographic areas of operations.

•	The prospects of the combined company, including the value of critical mass and the potential for the combined company to have a stronger competitive position, greater opportunities for growth and an enhanced ability to meet the increasingly stringent regulatory requirements worldwide than Pride would have operating independently in the offshore drilling industry, particularly given events related to the Macondo well incident.

•	The board’s familiarity with, and understanding of, Pride’s business, assets, financial condition, results of operations, current business strategy and prospects.

•	The financial analyses presented by Goldman Sachs at the Pride board meeting held on February 6, 2011, and the oral opinion of that firm delivered to Pride’s board on that date, which was confirmed by delivery of a written opinion dated February 6, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be received by the Pride stockholders (other than Ensco and its affiliates) pursuant to the merger agreement (which for purposes of this paragraph refers to the original merger agreement dated February 6, 2011) was fair, from a financial point of view, to such holders, as more fully described below under “— Opinion of Goldman, Sachs & Co.” The full text of the written opinion of Goldman Sachs, dated February 6, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus.

•	Information and discussions regarding Ensco’s business, assets, financial condition, results of operations, business plan, financial strategy, customer relationships, management and prospects, including the size and scale of the combined company and the expected pro forma effect of the merger on the combined company’s global rig fleet, potential customers, cost of capital, earnings, cost structure and capitalization, and the belief that the larger combined company would have more financial resources to pursue additional, meaningful growth while high-grading its fleet.

•	The possibility that the combined company would achieve a higher trading multiple than Pride as a stand-alone company and would be more attractive to a broader group of investors because of the size, competitive position, asset quality and worldwide presence of the combined company.

•	That the merger consideration is payable in cash and Ensco ADSs, providing Pride stockholders with the opportunity to participate in the equity value of the combined company following the merger while at the same time providing immediate value through the cash component of the merger consideration, with Pride stockholders expected to hold approximately 38% of the combined company’s ADSs outstanding immediately after the merger and two Pride directors bringing their experience to the combined company’s board.

•	Information and discussions regarding Seadrill’s business, assets, financial condition, leverage, results of operations, financial strategy, customer relationships, management and prospects, as well as the status, nature and uncertainty of Pride’s discussions with Seadrill, including consideration of the matters with respect to Seadrill described under “— Background of the Merger” above, and discussions with respect to the relative value of Seadrill equity compared with Ensco equity and the equity of other offshore drillers.

•	Consideration of the analyses presented to the Pride board regarding Company A, Company B, Company C, other industry participants with which Pride has had discussions and the potential for other interested acquirers, the substance of the discussions with Company A, Company B, Company C and such other industry participants, the likelihood that any of them or any other potential acquirer would offer a transaction more advantageous to Pride stockholders than the merger, the execution risk associated with pursuing such an alternative transaction and the possible detrimental effects of public disclosure of Pride’s exploring possible business combination transactions.

•	That the merger agreement has no financing condition and the belief of the Pride board of directors, supported by the financing commitment letter, and established after consultation with Pride’s advisors regarding the terms and degree of conditionality of the financing commitment letter, that Ensco would be able to obtain the financing necessary to pay the cash portion of the merger consideration payable under the merger agreement.

•	That Ensco is headquartered in a jurisdiction that has a favorable tax regime and an extensive network of tax treaties, which can allow the combined company to achieve a global effective tax rate comparable to our competitors, and that Ensco is moving its U.S. headquarters to Houston from Dallas, thereby allowing the employees of Pride more easily to contribute to the success of the combined company.

•	That Ensco currently pays regular quarterly cash dividends on its Class A ordinary shares ($0.35 per share since the second quarter of 2010) while Pride does not currently pay a dividend and that, after the proposed transaction, Pride’s stockholders will be entitled to receive dividends, if any, paid by Ensco on its Class A ordinary shares.

•	The review by the Pride board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of consummation of the merger and the Pride board’s evaluation of the likely time period necessary to close the transaction. The Pride board of directors also considered the following specific aspects of the merger agreement:

•	The combination of stock and cash consideration contemplated by the merger agreement.

•	Pride’s right to designate two current non-employee directors to the board of directors of Ensco.

•	The nature of the closing conditions included in the merger agreement, including the market, industry-related and other exceptions to the events that would constitute a material adverse effect on either Pride or Ensco for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the merger.

•	Ensco’s agreement to use reasonable best efforts to obtain approvals of applicable antitrust and competition authorities, including disposing of assets and limiting the combined company’s freedom of action, except for such matters which, in the reasonable good faith judgment of both Ensco and Pride, are reasonably likely individually or in the aggregate to have a material adverse effect on either Ensco or Pride.

•	Pride’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if the Pride board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the merger.

•	Pride’s right to change its recommendation to vote in favor of the adoption of the merger agreement if it determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Ensco and payment to Ensco of a $260 million termination fee if Ensco subsequently terminates the merger agreement under circumstances specified in the merger agreement).

•	Pride’s right to terminate the merger agreement in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Ensco and payment to Ensco of a $260 million termination fee).

•	The obligations of Pride and Ensco to hold their respective stockholders and shareholders meetings even if their respective boards change their recommendation of the merger.

•	That termination fees of $260 million and $50 million, in each case, payable by Pride to Ensco under the circumstances specified in the merger agreement, were reasonable in the judgment of the Pride board of directors after consultation with its advisors.

•	The obligation of Delaware Sub to pay to Pride $260 million and $50 million termination fees under reciprocal circumstances.

•	The fact that Ensco’s obligation to close the merger is not subject to a financing condition or any condition related to the number of Pride stockholders seeking statutory appraisal rights.

•	The obligation of Ensco to use its reasonable best efforts to take all actions necessary to consummate the financing provided for in the bridge commitment letter and, if such financing is unavailable, to use its reasonable best efforts to arrange to obtain alternate financing for an equivalent amount of funds.

•	The requirement that Pride stockholder approval be obtained as a condition to consummation of the merger.

In the course of its deliberations, the Pride board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	That because the merger consideration is a fixed dollar amount and a fixed exchange ratio of Ensco ADSs to Pride common stock, Pride stockholders could be adversely affected by a decrease in the trading price of Ensco ADSs during the pendency of the merger and the fact that the merger agreement does not provide Pride with a price-based termination right or other similar protection.

•	That Ensco’s obligation to close the merger is conditioned on a vote of its shareholders.

•	That, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed even if approved by Pride’s stockholders and Ensco’s shareholders.

•	The restrictions on the conduct of Pride’s business prior to completion of the merger, requiring Pride to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent Pride from undertaking business opportunities that may arise pending completion of the merger.

•	That the exchange of shares of Pride common stock for Ensco ADSs and cash generally will be a taxable transaction for U.S. federal income tax purposes.

•	The limitations imposed on Pride’s ability to solicit alternative transactions prior to closing or termination of the merger agreement, including the requirement to pay a $260 million termination fee in the event Pride accepts a superior proposal.

•	The transaction costs to be incurred in connection with the merger.

•	Risks of the type and nature described under “Risk Factors.”

Pride’s board considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the Pride board of directors is not exhaustive. In view of the wide variety of factors considered by the Pride board of directors in connection with its evaluation of the proposed transaction and the complexity of these matters, the Pride board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pride board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transaction was advisable, fair to and in the best interests of Pride and its stockholders. In considering the factors described above and any other factors, individual members of the Pride board of directors may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Pride board of directors to adopt the merger agreement, Pride stockholders should be aware that the executive officers and directors of Pride have certain interests in the merger that may be different from, or in addition to, the interests of Pride stockholders generally. The Pride board of directors was aware of these interests and considered them when approving the merger agreement and recommending that Pride stockholders vote to adopt the merger agreement. See “— Interests of the Pride Directors and Executive Officers in the Merger.”

It should be noted that this explanation of the reasoning of the Pride board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of Deutsche Bank Securities Inc.

Deutsche Bank has acted as Ensco’s financial advisor in connection with the merger. At the February 5, 2011 meeting of the board of directors of Ensco, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing on February 6, 2011, to the board of directors of Ensco to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the merger consideration comprised of $15.60 in cash and 0.4778 Ensco ADSs, each whole ADS representing one Class A ordinary share, to be paid in respect of each share of Pride common stock in the merger was fair, from a financial point of view, to Ensco.

The full text of Deutsche Bank’s written opinion, dated February 6, 2011, which sets forth, among other matters, the assumptions made, matters considered, and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Deutsche Bank opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the Ensco board of directors. The Deutsche Bank opinion is not a recommendation as to how any holder of Ensco ADSs or Ensco Class A ordinary shares should vote with respect to the merger. Deutsche Bank’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid in respect of each share of Pride common stock and does not address any other aspect of the merger. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Ensco. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Ensco to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion as to how any holder of the Ensco ADSs or Class A ordinary shares should vote with respect to the merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the merger, or any class of such persons, in connection with the merger relative to the merger consideration.

In connection with Deutsche Bank’s role as financial advisor to Ensco, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Ensco and Pride, and certain internal analyses, financial forecasts and other information relating to Ensco, Pride and the combined company prepared by the management of Ensco. Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of Ensco and Pride regarding the businesses and prospects of Ensco, Pride and the combined company, including certain cost savings and operating synergies projected by the management of Ensco to result from the merger. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for both the Ensco ADSs and Pride common stock;

•	compared certain financial and stock market information for Ensco and Pride with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the financial terms of certain recent business combinations or acquisition transactions it deemed relevant;

•	reviewed the merger agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Ensco or Pride, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the board of directors of Ensco, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Ensco, Pride or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Ensco, Pride or the combined company (or the impact of the merger thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by management of Ensco to be achieved as a result of the merger (collectively, the “Synergies”), made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the board of directors of Ensco, that the forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ensco as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the permission of the board of directors of Ensco, that in all respects material to its analysis, the merger would be consummated in accordance with the terms of the merger agreement, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by Ensco and its advisors with respect to such issues.

Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and for the use and benefit of, the board of directors of Ensco in connection with and for the purposes of its evaluation of the merger. Deutsche Bank’s opinion was limited to the fairness of the merger consideration to be paid in respect of each share of Pride common stock, from a financial point of view, to Ensco as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the merger or the merger agreement. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Ensco, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Ensco to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express any opinion, and its opinion did not constitute a recommendation, as to how any holder of Ensco ADSs or Ensco Class A ordinary shares should vote with respect to the merger. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors, or employees of any parties to the merger agreement, or any class of such persons, in connection with the merger relative to the merger consideration. Deutsche Bank’s opinion did not in any manner address the prices at which the Ensco ADSs, Pride common stock or any other securities would trade following the announcement or consummation of the merger.

The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the board of directors of Ensco on February 5, 2011 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 4, 2011, and is not necessarily indicative of current market conditions.

Implied Transaction Multiples Analysis

Based upon the closing price of $54.41 per Ensco ADS on February 4, 2011, Deutsche Bank calculated that the merger consideration, consisting of 0.4778 of an Ensco ADS and $15.60 in cash, had an implied value of $41.60 per share of Pride common stock. Deutsche Bank then derived an implied total enterprise value for Pride of approximately $8.89 billion by multiplying this implied value of the merger consideration by the number of fully diluted shares of Pride common stock outstanding and adding Pride’s estimated net debt as of December 31, 2010 of approximately $1.379 billion.

Using the results of the calculations described above and Wall Street consensus estimates for Pride, Deutsche Bank calculated the following premia and multiples:

•	price as a premium to the closing price of Pride common stock on February 4, 2011;

•	price as a premium to the volume weighted average price (which we refer to as “VWAP”) of Pride common stock during the one month and three months ended February 4, 2011, respectively; and

•	total enterprise value (which we refer to as “TEV”) as a multiple of Wall Street consensus estimated earnings before interest, tax expense, depreciation and amortization (which we refer to as “EBITDA”) for 2010, 2011 and 2012, respectively.

The results of this analysis are summarized as follows:

Premium to
2/4/2011 Close	21.0%
1-Month VWAP	25.4%
3-Month VWAP	27.9%
Implied Multiple of TEV to
2010E consensus EBITDA	18.5	x
2011E consensus EBITDA	10.6	x
2012E consensus EBITDA	8.7	x

Selected Trading Comparables Analysis — Pride

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Pride with corresponding financial information and measurements for the following selected companies:

•	Transocean Ltd.

•	Seadrill Limited

•	Noble Corporation

•	Diamond Offshore Drilling, Inc.

•	Fred Olsen Energy ASA

•	Atwood Oceanics, Inc.

These companies were selected as comparables because they are publicly traded companies in the offshore drilling industry with rig fleets weighted towards floater rigs, which are similar to Pride’s fleet.

Although none of the selected companies is directly comparable to Pride, the companies included were selected by Deutsche Bank based upon Deutsche Bank’s general experience and knowledge of offshore drilling companies that for purposes of this analysis may be considered similar to certain operations of Pride. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of Pride common stock and the common stock of the selected companies on February 4, 2011, information contained in the most recent public filings of the selected companies and Wall Street consensus estimates of EBITDA for Pride and the selected companies, Deutsche Bank calculated the multiple of total enterprise value to estimated EBITDA for each of 2010, 2011 and 2012, respectively.

The results of this analysis are summarized as follows:

		TEV/EBITDA
		2010E		2011E		2012E

Selected Companies	High	11.1	x	9.0	x	8.5	x
	Low	5.9	x	5.3	x	5.6	x
	Median	7.6	x	7.1	x	6.5	x
Pride		15.7	x	9.0	x	7.4	x

Based in part on the trading multiples of the selected companies described above, Deutsche Bank calculated a range of the estimated total enterprise value of Pride by applying multiples of total enterprise value to estimated EBITDA ranging from 8.0x to 9.0x and 7.0x to 8.0x to Wall Street consensus estimates of Pride’s EBITDA for 2011 and 2012, respectively. Deutsche Bank then subtracted Pride’s estimated net debt as of December 31, 2010 of approximately $1.379 billion from the ranges of total enterprise value and divided the results by the number of fully diluted shares of Pride common stock outstanding to derive ranges of implied equity value per share of Pride common stock ranging from $29.66 to $34.27 based on Wall Street consensus EBITDA estimates for 2011, and from $32.06 to $37.65 based on Wall Street consensus EBITDA estimates for 2012.

Selected Precedent Transactions Analysis — Pride

Deutsche Bank reviewed publicly available information relating to the following selected acquisition transactions in the offshore drilling and oilfield service industries that were announced between 1997 and 2010:

Date Announced	Acquirer	Target

Offshore Drilling Industry
06/27/2010	Noble Corporation	FDR Holdings Limited
07/07/2008	China Oilfield Services Ltd.	Awilco Offshore ASA
04/22/2008	DryShips Inc.	Ocean Rig ASA
01/02/2007	Aban Offshore Ltd.	Sinvest ASA
01/09/2006	Seadrill Limited	Smedvig ASA
05/15/2002	ENSCO International Incorporated	Chiles Offshore Inc.
08/21/2000	Transocean Sedco Forex Inc.	R&B Falcon Corporation
07/10/1997	Falcon Drilling Company, Inc.	Reading & Bates Corporation
Oilfield Service Industry
12/13/2010	General Electric Company	Wellstream Holdings PLC
05/10/2010	Seadrill Limited	Scorpion Offshore Limited
02/19/2010	Schlumberger Limited	Smith International, Inc.
08/31/2009	Baker Hughes Incorporated	BJ Services Company
06/02/2009	Cameron International Corporation	NATCO Group Inc.
06/03/2008	Smith International, Inc.	W-H Energy Services, Inc.
05/23/2008	Umbrellastream Ltd	Expro International Group PLC
12/17/2007	National Oilwell Varco, Inc.	Grant Prideco, Inc.
03/19/2007	Hercules Offshore, Inc.	TODCO
02/12/2007	Tenaris S.A.	Hydril Company

The Offshore Drilling Industry transactions involved the acquisition of corporate entities comprised primarily of floating rigs and/or higher specification jackup rigs larger than $500 million. The Oilfield Service Industry transactions, which were utilized solely to compare premiums paid, were selected due to the similar characteristics these transactions had when compared to the transaction involving Pride including, but not limited to, transactions in the Oilfield Service Industry involving public targets larger than $500 million and a consideration mix including cash and stock. Transactions characterized as mergers of equals were excluded. Although none of the selected transactions is directly comparable to the Pride transaction, the transactions included were selected by Deutsche Bank based upon its general experience and knowledge of precedent transactions of a similar nature that for purposes of this analysis may be considered similar to the transaction involving Pride.

With respect to each selected transaction, Deutsche Bank calculated the value of the per share consideration paid in such transaction as a premium to the closing price of the target’s common stock on the last trading day prior to the announcement of the applicable transaction and to the price of the target’s common stock one-month prior to the announcement of the applicable transaction. With respect to each selected transaction in the offshore drilling industry, Deutsche Bank also calculated the target’s total enterprise value, or TEV, as a multiple of Wall Street consensus EBITDA estimates for the target for the first fiscal year ended after announcement of the transaction, referred to as FY+1 EBITDA. The results of these analyses are summarized as follows:

	Offshore Drilling Industry								Oilfield Service Industry				All Transactions
	High		Low		Mean		Median		High	Low	Mean	Median	High	Low	Mean	Median

Premium to 1-Day Prior Close	35%		14%		22%		19%		74%	14%	31%	25%	74%	14%	27%	22%
Premium to 1-Month Prior Close	52%		7%		26%		25%		87%	23%	44%	36%	87%	7%	37%	28%
TEV/ FY+1 EBITDA	18.0	x	8.0	x	12.8	x	12.3	x	—	—	—	—	—	—	—	—

Based in part on the premia and multiples of the selected transactions described above, Deutsche Bank selected reference ranges of the same premia and multiples and derived corresponding ranges of estimated equity value per share of Pride common stock as follows:

•	Deutsche Bank calculated a range of the implied total enterprise value of Pride by applying multiples of total enterprise value to EBITDA ranging from 10.0x to 12.0x to Wall Street consensus estimates of Pride’s EBITDA for 2011. Deutsche Bank then subtracted from the total enterprise values Pride’s estimated net debt as of December 31, 2010 of approximately $1.379 billion and divided the results by the number of fully diluted shares of Pride common stock outstanding. This analysis resulted in a range of implied equity value per share of Pride common stock of $38.85 to $48.03 per share.

•	Deutsche Bank calculated a range of implied equity value per share of Pride common stock by applying premia ranging from 15% to 30% to the closing price of Pride common stock on February 4, 2011. This analysis resulted in a range of implied equity value per share of Pride common stock ranging from $39.55 to $44.71 per share.

•	Deutsche Bank calculated a range of implied equity value per share of Pride common stock by applying premia ranging from 25% to 40% to the volume weighted average price of Pride common stock for the one-month period ended February 4, 2011. This analysis resulted in a range of implied equity value per share of Pride common stock of $41.48 to $46.46 per share.

Discounted Cash Flow Analysis

Deutsche Bank performed a discounted cash flow analysis to determine a range of implied net present values per share of Pride common stock. Deutsche Bank calculated the discounted cash flow value for Pride as the sum of the net present value of (i) the estimated future unlevered free cash flow, calculated as earnings before interest expense and taxes, less cash taxes, referred to as tax-adjusted EBIT, minus capital expenditures, plus or minus changes in working capital, and plus depreciation and amortization, that Pride will generate for the years 2011 through 2015, plus (ii) the value of Pride at the end of such period, or the terminal value, calculated by applying multiples of terminal value to last-twelve-month EBITDA ranging from 8.0x to 10.0x (selected by Deutsche Bank based on its analysis of historical comparable multiples of the selected companies described under “— Selected Trading Comparables Analysis — Pride” above) to estimates of Pride’s EBITDA in a terminal year which equated to 2015 prepared by management of Ensco assuming no net synergies. Based on its calculation of Pride’s estimated weighted average cost of capital, Deutsche Bank applied discount rates ranging from 9.0% to 11.0% to Pride’s future cash flows and terminal value to derive a range of present total enterprise values for Pride. Deutsche Bank subtracted Pride’s estimated net debt as of December 31, 2010 of approximately $1.379 billion from such present total enterprise values and divided the results by the number of fully diluted shares of Pride common stock outstanding. This analysis resulted in a range of implied net present value per share of Pride common stock of approximately $30.98 to $42.86 per share.

Using the same multiples and discount rates described above, Deutsche Bank performed similar discounted cash flow analyses assuming net pre-tax synergies of approximately $50 million per year starting in 2012 and approximately $25 million in costs in 2012 to achieve such synergies. This analysis resulted in a range of implied net present value of approximately $32.89 to $45.28 per share of Pride common stock.

Selected Trading Comparables Analysis — Ensco

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Ensco with corresponding financial information and measurements for the following selected companies in the offshore drilling industry with a fleet concentrated in jackup rigs and floater rigs, respectively:

Selected Jackup Companies:

•	Rowan Companies, Inc.

•	Vantage Drilling Company

•	Hercules Offshore, Inc.

Selected Floater Companies:

•	Transocean Ltd.

•	Seadrill Limited

•	Noble Corporation

•	Diamond Offshore Drilling, Inc.

•	Pride International, Inc.

•	Fred Olsen Energy ASA

•	Atwood Oceanics, Inc.

These companies were selected as comparables because, similar to Ensco, they are publicly traded companies in the offshore drilling industry with rig fleets characterized predominantly as comprising jackup rigs and floater rigs, respectively. Ensco’s fleet comprises a balance of both jackup rigs and floater rigs, with a more significant concentration of jackup rigs. Although none of the selected companies is directly comparable to Ensco, the companies included were selected by Deutsche Bank based upon its general experience and knowledge of offshore drilling companies that for purposes of this analysis may be considered similar to certain operations of Ensco. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the Ensco ADSs and the common stock of the selected companies on February 4, 2011, information contained in the most recent public filings of the selected companies and Wall Street consensus estimates of EBITDA for Ensco and the selected companies, Deutsche Bank calculated the multiple of total enterprise value to estimated EBITDA for each of 2010, 2011 and 2012, respectively.

The results of this analysis are summarized as follows:

		TEV/EBITDA
		2010E		2011E		2012E

Selected Jackup Companies	High	18.4	x	8.5	x	8.1	x
	Low	7.0	x	6.7	x	6.1	x
	Median	9.0	x	7.3	x	6.2	x
Selected Floater Companies	High	15.7	x	9.0	x	8.5	x
	Low	5.9	x	5.3	x	5.6	x
	Median	7.7	x	7.1	x	6.5	x
Ensco		8.6	x	7.7	x	6.1	x

Based in part on the trading multiples of the selected companies described above, Deutsche Bank calculated a range of the estimated total enterprise value of Ensco by applying multiples of total enterprise value to estimated EBITDA ranging from 7.0x to 8.0x and 5.5x to 6.5x to the Wall Street consensus estimates of Ensco’s EBITDA for 2011 and 2012, respectively. Deutsche Bank then subtracted from the ranges of total enterprise value Ensco’s estimated net debt and minority interest of approximately ($787) million as of December 31, 2010 (i.e., adding Ensco’s net cash position) and divided the results by the number of fully diluted Ensco ADSs outstanding. This analysis resulted in ranges of implied equity value per Ensco ADS of $50.25 to $56.60 based on Wall Street consensus EBITDA estimates for 2011, and from $49.70 to $57.68 based on Wall Street consensus EBITDA estimates for 2012.

Pro Forma Transaction Analysis

Deutsche Bank performed an illustrative pro forma transaction analysis of the potential financial impact of the merger on Ensco using the implied value of the per share merger consideration of $41.60 and earnings and cash flow estimates for Ensco and Pride for 2011 and 2012 prepared by the management of Ensco. For purposes of this analysis, Deutsche Bank assumed the merger closed on December 31, 2010. This analysis incorporated assumptions made by Ensco’s management, including, among others, pre-tax synergies of $50 million in 2012 (excluding the effect of approximately $25 million in costs in 2012 to achieve such synergies), and the post-tax effect of (1) net incremental non-cash income of $54 million in 2011 and expense of $24 million in 2012 resulting from the mark-to-market impact of Pride’s drilling contracts, (2) incremental net interest expense associated with financing of $39 million in 2011 and $75 million in 2012, and (3) incremental depreciation expense of $14 million in each of 2011 and 2012, respectively.

This analysis indicated that the merger would be accretive to Ensco on an earnings per share basis and on a cash flow per share basis for both years analyzed. The following table summarizes the results of this analysis:

Illustrative Accretion Statistics

Accretion

Earnings Per Share
2011E	18%
2012E	11%
Cash Flow Per Share
2011E	9%
2012E	12%

In addition, Deutsche Bank noted that at the implied offer price of $41.60 per share of Pride common stock, the pro forma ratios of net debt to estimated EBITDA for Ensco after giving effect to the merger were 3.1x, 2.6x and 1.9x for 2010, 2011 and 2012, respectively, compared to a standalone case of (1.0x), (1.1x) and (0.9x) for 2010, 2011 and 2012, respectively.

The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of Ensco as to the fairness, from a financial point of view, of the merger consideration to be paid in respect of each share of Pride common stock to Ensco described above as of the date of its opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of Ensco with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Pride or Ensco. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Ensco, Pride or their respective advisors, Deutsche Bank does not assume any responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transaction, including the merger consideration, were determined through arm’s-length negotiations between Ensco and Pride and were approved by the board of directors of Ensco. Although Deutsche Bank provided advice to the Ensco board of directors during the course of these negotiations, the decision to enter into the merger was solely that of the Ensco board of directors. As described above under “— Recommendations of the Ensco Board of Directors and Its Reasons for the Merger,” the opinion and presentation of Deutsche Bank to the board of directors of Ensco were only one of a number of factors taken into consideration by the board of directors of Ensco in making its determination to approve the merger agreement and the transactions contemplated by it, including the merger.

Ensco selected Deutsche Bank as its financial advisor in connection with the transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Ensco has retained Deutsche Bank pursuant to a letter agreement dated December 22, 2010. As compensation for Deutsche Bank’s services in connection with the merger, Ensco has agreed to pay Deutsche Bank a fee of $15 million, of which $3.75 million became payable upon delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising Ensco that it was unable to render an opinion) and the remainder is contingent upon consummation of the merger. Ensco may also pay Deutsche Bank an additional discretionary fee of up to $5 million, determined in Ensco’s sole discretion, to compensate Deutsche Bank based on the complexity of the transaction. Regardless of whether the transaction is consummated, Ensco has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Ensco has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transaction.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the DB Group. One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Ensco or its affiliates for which they have received, and in the future may receive, compensation, including acting as a lender under Ensco’s $700,000,000 revolving credit facility since May 2010 (aggregate commitment $40,000,000). During the two year period ended February 6, 2011, the DB Group has received revenues for services provided to Ensco and its affiliates unrelated to the transaction of approximately $0.2 million. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Pride or its affiliates for which it has received compensation but the DB Group has not provided any such services to Pride or its affiliates in the last two years. The DB Group may also provide investment and commercial banking services to Ensco, Pride and their respective affiliates in the future, for which the DB Group would expect to receive compensation. In addition, at the time of the execution of the merger agreement, one or more members of the DB Group had agreed to provide financing to Ensco in connection with the merger. Following the execution of the merger agreement, Deutsche Bank acted as joint book-running manager in connection with Ensco’s issuance of $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021 on March 17, 2011. Due to the issuance of the senior notes and the availability of cash on hand, Ensco terminated the bridge commitment letter pursuant to which members of the DB Group would have provided such financing to Ensco. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Ensco, Pride or their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Opinion of Goldman, Sachs & Co.

At the meeting of the board of directors of Pride on February 6, 2011, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that, as of February 6, 2011, and based upon and subject to the limitations and assumptions set forth therein, the per share consideration of $15.60 in cash and 0.4778 Ensco ADSs, each duly and validly issued against the deposit of an equal number of Ensco Class A ordinary shares, to be paid to the holders (other than Ensco and its affiliates) of the outstanding shares of Pride common stock pursuant to the merger agreement (which for purposes of this section refers to the original merger agreement dated February 6, 2011) was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 6, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided its advisory services and its opinion for the information and assistance of the board of directors of Pride in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Pride common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Pride and Ensco for the five years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pride and Ensco;

•	certain other communications from Pride and Ensco to their respective stockholders;

•	certain publicly available research analyst reports for Pride and Ensco;

•	certain internal financial analyses and forecasts for Ensco prepared by its management;

•	certain internal financial analyses and forecasts for Pride prepared by its management and certain financial analyses and forecasts for Ensco prepared by the management of Pride, including the Base Case Forecasts for each of Pride and Ensco (the “Base Case Forecasts”), in each case, as approved for Goldman Sachs’ use by Pride; and

•	certain cost savings and operating synergies projected by the management of Pride to result from the merger, as approved for Goldman Sachs’ use by Pride (the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of Pride and Ensco regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Pride and Ensco. In addition, Goldman Sachs reviewed the reported price and trading activity for the Pride common stock, Ensco Class A ordinary shares and Ensco ADSs; compared certain financial and stock market information for Pride and Ensco with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the offshore drilling industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs; and Goldman Sachs did not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the board of directors of Pride that the Base Case Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Pride. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pride or Ensco or any of their respective subsidiaries nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Pride or Ensco or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Pride to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Pride; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of its opinion, of the consideration to be paid to the holders (other than Ensco and its affiliates) of Pride common stock pursuant to the merger agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pride; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pride, or class of such persons, in connection with the merger, whether relative to the consideration to be paid to the holders (other than Ensco and its affiliates) of Pride common stock pursuant to the merger agreement or otherwise. Goldman Sachs expressed no opinion as to the prices at which Ensco Class A ordinary shares or Ensco ADSs will trade at any time or as to the impact of the merger on the solvency or viability of Pride or Ensco or the ability of Pride or Ensco to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date.

Summary of Financial Analyses of Pride’s Financial Advisor

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Pride in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 6, 2011, and is not necessarily indicative of current market conditions.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Pride and Ensco to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the offshore drilling industry:

Atwood Oceanics, Inc.
Diamond Offshore Drilling, Inc.
Noble Corporation
Rowan Companies, Inc.
Seadrill Limited
Transocean Ltd.

Each of these companies is referred to as a “Selected Company.”

Although none of the Selected Companies is directly comparable to Pride or Ensco, the companies included were chosen because each is an offshore drilling company, with its common stock listed on a United States securities exchange and with a market capitalization of at least $2 billion.

Goldman Sachs calculated and compared various financial multiples and ratios for the Selected Companies, Pride and Ensco. The financial multiples and ratios for the Selected Companies were based on closing stock market prices on February 4, 2011, information obtained from public filings and estimates from the Institutional Brokers Estimate System, or IBES. The financial multiples and ratios for Ensco were based on closing stock market prices on February 4, 2011, information obtained from public filings, IBES estimates and the Base Case Forecasts. The financial multiples and ratios for Pride were based on closing stock market prices on February 4, 2011, the $41.60 implied value per share of Pride common stock to be received by the holders of such shares in the merger (calculated based on the closing market price of Ensco ADSs on February 4, 2011), information obtained from public filings, IBES estimates and the Base Case Forecasts. The financial multiples and ratios include:

•	ratios of enterprise value (computed as market capitalization plus outstanding debt as of September 30, 2010 minus cash and cash equivalents as of September 30, 2010) to each of estimated calendar year 2011 and 2012 earnings before interest, taxes, depreciation and amortization ( “EBITDA”);

•	ratios of the share price to each of estimated calendar year 2011 and 2012 earnings per share; and

•	ratios of the share price to each of estimated calendar year 2011 and 2012 cash flow per share.

Implied Multiples

	Enterprise		Share Price/		Share Price/Cash
	Value/EBITDA		Earnings Per Share		Flow Per Share
	2011E	2012E	2011E	2012E	2011E	2012E

Company
Pride	8.9x	7.4x	12.8x	10.7x	8.4x	7.1x
(February 4, 2011 — IBES)
Pride	8.5x	7.5x	11.9x	10.7x	8.2x	7.4x
(February 4, 2011 — Base Case Forecasts)
Pride	10.5x	8.7x	15.5x	13.0x	10.2x	8.6x
(Merger Consideration — IBES)

Pride	10.0x	8.9x	14.4x	13.0x	10.0x	9.0x
(Merger Consideration — Base Case Forecasts)

Ensco
Ensco (IBES)	7.6x	6.2x	13.7x	10.6x	9.1x	7.5x
Ensco (Base Case)	9.4x	6.8x	18.2x	12.0x	11.7x	8.3x

Selected Companies
Atwood Oceanics, Inc. (IBES)	7.2x	6.8x	10.2x	10.2x	8.5x	8.0x
Diamond Offshore Drilling, Inc. (IBES)	6.0x	6.4x	11.4x	12.5x	7.6x	7.9x
Noble Corporation (IBES)	8.8x	6.0x	17.1x	9.4x	7.5x	5.5x
Rowan Companies, Inc. (IBES)	8.3x	5.9x	16.6x	11.1x	9.4x	6.7x
Seadrill Limited (IBES)	9.4x	8.9x	10.7x	9.6x	7.7x	7.5x
Transocean Ltd. (IBES)	6.9x	6.7x	12.0x	11.3x	6.5x	6.2x
High	9.4x	8.9x	17.1x	12.5x	9.4x	8.0x
Low	6.0x	5.9x	10.2x	9.4x	6.5x	5.5x

Historical Exchange Ratio Analysis.  Goldman Sachs calculated the average historical exchange ratios of Pride common stock to Ensco ADSs based on the closing prices of Pride common stock and Ensco ADSs during the 30-trading day, 60-trading day, 90-trading day, one-year, three-year and five-year periods ended February 4, 2011, as well as the exchange ratio of the closing prices of Pride common stock to Ensco ADSs on February 4, 2011. The following table presents the results of this analysis:

Average Exchange Ratio

Implied Exchange Ratio
of Pride common stock
to Ensco ADSs

Time Period (up to February 4, 2011)
February 4, 2011	0.63x
30-day Average	0.62x
60-day Average	0.63x
90-day Average	0.64x
1-year Average	0.64x
3-year Average	0.61x
5-year Average	0.60x

Implied Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Pride common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future EBITDA, its assumed enterprise value to forward year EBITDA multiple and its estimated future net debt amount. For this analysis, Goldman Sachs used the Base Case Forecasts. Goldman Sachs first calculated the implied values per share of Pride common stock for each of the years ended December 31, 2013, December 31, 2014 and December 31, 2015, by applying estimates of forward year EBITDA to assumed enterprise value to forward year EBITDA multiples of 4.0x to 12.0x, then subtracting the net debt as of year-end. The enterprise value to forward year EBITDA multiple range used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical enterprise value to forward year EBITDA multiples for Pride and the Selected Companies referenced in “— Opinion of Goldman, Sachs & Co. — Summary of Financial Analyses of Pride’s Financial Advisor — Selected Companies Analysis” above. The implied per share future values of Pride common stock for each year were then discounted back to the beginning of 2011, using a range of illustrative discount rates from 11.0% to 15.0%, derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including beta, for Pride, as well as certain financial metrics for the United States financial markets generally. The analysis resulted in a range of implied present values per share of Pride common stock of $11.92 to $49.79, $13.26 to $49.65 and $13.12 to $45.55, for 2013, 2014 and 2015, respectively.

Relative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative relative discounted cash flow analysis to determine the implied exchange ratio of Pride common stock to Ensco ADSs, assuming each company continued to operate as a standalone company, using the Base Case Forecasts for Pride and Ensco.

In its analysis Goldman Sachs applied a range of illustrative discount rates for each of Pride and Ensco ranging from 9% to 13%, derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for Pride and Ensco, as well as certain financial metrics for the United States financial markets generally, to the projected cash flows (beginning January 1, 2011 and discounted using the mid-year convention) generated by Pride’s and Ensco’s assets over their estimated remaining lives. This analysis resulted in a range of implied exchange ratios of 0.46x to 0.51x.

Goldman Sachs also performed the same analysis as in the paragraph above based upon the same assumptions, except that in this analysis Goldman Sachs applied a range of discount rates for Pride ranging from 9% to 13% and applied a range of discount rates for Ensco equal to 100 basis points higher than the corresponding discount rate for Pride. This analysis resulted in a range of implied exchange ratios of 0.49x to 0.56x.

Goldman Sachs also calculated implied exchange ratios of Pride common stock to Ensco ADSs using present values of estimated cash flows for Pride and Ensco through the year 2015 and present values of an illustrative terminal value of Pride and Ensco at the end of year 2015, based on a range of multiples for Ensco of 3.0x to 11.0x estimated 2016 EBITDA and a range of multiples for Pride of the corresponding multiple for Ensco plus 0.0x to 2.0x, assuming an illustrative discount rate of 11%. The enterprise value to forward year EBITDA multiple range used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical enterprise value to forward year EBITDA multiples for Pride, Ensco and the Selected Companies referenced in “— Opinion of Goldman, Sachs & Co. — Summary of Financial Analyses of Pride’s Financial Advisor — Selected Companies Analysis” above. This analysis resulted in a range of implied exchange ratios of 0.36x to 0.62x.

Goldman Sachs also calculated implied exchange ratios of Pride common stock to Ensco ADSs using present values of estimated cash flows for Pride and Ensco through the year 2015 and present values of an illustrative terminal value of Pride and Ensco at the end of year 2015, based on a range of multiples for Ensco of 3.0x to 11.0x estimated 2016 EBITDA and a range of multiples for Pride of the corresponding multiple for Ensco plus 0.0x to 2.0x, assuming an illustrative discount rate of 11% for Pride and an illustrative discount rate of 12% for Ensco. The enterprise value to forward year EBITDA multiple range used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical enterprise value to forward year EBITDA multiples for Pride, Ensco and the Selected Companies referenced in “— Opinion of Goldman, Sachs & Co. — Summary of Financial Analyses of Pride’s Financial Advisor — Selected Companies Analysis” above. This analysis resulted in a range of implied exchange ratios of 0.37x to 0.64x.

Consideration vs. Standalone Discounted Cash Flow Analysis.  Based on the Base Case Forecasts and Synergies, Goldman Sachs performed illustrative premium / (discount) analyses of the aggregate of an illustrative discounted cash flow value of the Ensco ADSs and cash to be received by holders of Pride common stock in the merger in relation to an illustrative standalone discounted cash flow analysis per share of Pride common stock to determine an implied premium or discount to the holders of Pride common stock as a result of the merger.

Goldman Sachs calculated ratios of the illustrative discounted cash flow value of the consideration to be paid to holders of Pride common stock in the merger to the illustrative standalone discounted cash flow analysis per share of Pride common stock, as of January 1, 2011, based on discount rates ranging from 9.0% to 13.0% applied to the estimated cash flows generated by Pride’s and Ensco’s assets over their estimated remaining lives. This analysis resulted in a range of premium/(discount) to standalone discounted cash flows of 28% to 51%.

Goldman Sachs then calculated ratios of the illustrative discounted cash flow value of the merger consideration to be paid to the holders of Pride common stock in the merger to the illustrative standalone discounted cash flow analysis per share of Pride common stock, as of January 1, 2011, using present values of estimated cash flows for Pride and Ensco through the year 2015 and present values of an illustrative terminal value of Pride and Ensco at the end of year 2015, based on a range of multiples for Pride of 4.0x to 12.0x estimated 2016 EBITDA and a range of multiples for Ensco of the corresponding multiple for Pride minus 1.5x to plus 0.5x, assuming a discount rate of 11%. The enterprise value to forward year EBITDA multiple range used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current and historical enterprise value to forward year EBITDA multiples for Pride, Ensco and the Selected Companies referenced in “— Opinion of Goldman, Sachs & Co. — Summary of Financial Analyses of Pride’s Financial Advisor — Selected Companies Analysis” above. This analysis resulted in a range of premium/(discount) to standalone discounted cash flows of 12% to 92%.

Accretion/Dilution Analysis.  Goldman Sachs analyzed the pro forma financial effects of the merger using the Base Case Forecasts, IBES estimates and the Synergies. This analysis incorporated assumptions made by Pride’s management, including, among others, pre-tax synergies of $24 million and $98 million in 2011 and 2012, respectively, and the post-tax effect of net incremental non-cash expenses of $159 million and $80 million in 2011 and 2012, respectively, resulting from the mark-to-market impact of Pride’s drilling contracts, and incremental depreciation expense of $105 million in each of 2011 and 2012, respectively. Goldman Sachs compared the projected earnings per share and cash flow per share of Ensco on a standalone basis for 2011 and 2012 to the projected earnings per share and cash flow per share of the combined company assuming completion of the merger. This analysis indicated that the merger would be dilutive to holders of Ensco ADSs on an estimated earnings per share basis for both years analyzed and accretive on an estimated cash flow per share basis for both years analyzed. The following table summarizes the results of this analysis:

Illustrative Accretion / Dilution Statistics

		Base Case
	IBES	Forecasts

Earnings Per Share
2011E	(26.6)%	(16.9)%
2012E	(8.9)%	(5.1)%
Cash Flow Per Share
2011E	7.3%	22.1%
2012E	11.3%	14.2%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Pride or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Pride’s board of directors as to the fairness from a financial point of view of the consideration to be received by the holders (other than Ensco and its affiliates) of outstanding Pride common stock in connection with the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Goldman Sachs does not assume any responsibility if future results are materially different from those forecast.

The merger consideration to be received by holders of Pride common stock was determined through arms’ length negotiations between Pride and Ensco and was approved by Pride’s board of directors. Goldman Sachs provided advice to Pride during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Pride or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to Pride’s board of directors was one of many factors taken into consideration by Pride’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Pride, Ensco, any of their respective affiliates and third parties or any currency or commodity that may be involved in the merger contemplated by the merger agreement for their own account and for the accounts of their customers.

In addition, Goldman Sachs has provided certain investment banking services to Pride and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to the public offering of Pride’s 8.5% Senior Notes due June 2019 (aggregate principal amount $500,000,000) in May 2009, financial advisor to Pride with respect to the spin-off of Seahawk Drilling in August 2009 and bookrunner with respect to the public offering of Pride’s 6.875% Senior Notes due June 2020 and 7.875% Senior Notes due 2040 (aggregate principal amount $1,200,000,000) in August 2010. During the two year period ended February 6, 2011, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to Pride and its affiliates unrelated to the transaction of approximately $16 million. Goldman Sachs also has provided certain investment banking services to Ensco and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as advisor to Ensco with respect to the attempted acquisition of Scorpion Offshore Limited in May 2010. During the two year period ended February 6, 2011, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to Ensco of approximately $3 million. Goldman Sachs may also in the future provide investment banking services to Pride, Ensco and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The board of directors of Pride selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 26, 2011, Pride engaged Goldman Sachs to act as its financial advisor in connection with the merger. Pursuant to the terms of the engagement letter, Pride has agreed to pay Goldman Sachs a transaction fee currently estimated to be approximately $42 million (which is based on the closing price of Ensco ADSs and Pride net debt as of March 31, 2011), of which $5 million became payable upon execution of the engagement letter and the remainder is contingent upon consummation of the merger. In addition, Pride has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Ensco Prospective Financial Information

Ensco is including selected prospective financial information based on estimates by Ensco management in this joint proxy statement/prospectus to provide its shareholders with access to certain non-public unaudited projected financial information that was made available to Pride and its financial advisor in connection with the merger. The unaudited prospective financial information does not give effect to the merger and does not take into account any circumstances or events occurring after January 21, 2011, the date it was prepared.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Ensco, Ensco’s financial advisor, Pride, Pride’s financial advisor or any other recipient of this information considered, or now considers, it to be predictive of actual future results. None of Pride, Ensco or their respective affiliates assumes any responsibility for the accuracy of this information. The selected prospective financial information is not being included in this joint proxy statement/prospectus to influence shareholder’s decision whether to vote in favor of the issuance and delivery of Ensco ADSs pursuant to the merger, but because it represents prospective financial information prepared by management of Ensco in connection with due diligence. The information also was used for purposes of the financial analyses performed by Ensco’s financial advisor and was presented to the Ensco board of directors.

The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. All of the unaudited prospective financial information was prepared by Ensco, and neither KPMG LLP nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Ensco’s independent registered public accounting firm contained in Ensco’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this joint proxy statement/prospectus, relates to Ensco’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so.

By including the unaudited prospective financial information in this joint proxy statement/prospectus, neither Ensco nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Pride or Ensco compared to the information contained in the unaudited prospective financial information.

Although presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to oil and gas industry activity, commodity prices, demand for natural gas and crude oil, global rig count, capacity utilization and general economic and regulatory conditions, and matters specific to Ensco’s business, such as prices for products and services, rig utilization, margins and rig construction, many of which are beyond Ensco’s control. As a result, although this information was prepared by management of Ensco based on estimates and assumptions that management believed were reasonable at the time, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

We caution you not to rely on the unaudited prospective financial information set forth below. We urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, including Ensco’s Annual Report on Form 10-K for the year ended December 31, 2010 and future SEC filings for Ensco’s actual results of operations and a description of risk factors with respect to Ensco’s business. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information; Incorporation by Reference.” No representation is made by Pride, Ensco or any other person to any person regarding the ultimate performance of Ensco compared to the unaudited prospective financial information. No representation was made by Ensco to Pride in the merger agreement concerning this information.

The following table presents selected unaudited prospective financial information prepared by Ensco as of January 21, 2011:

Year ended
December 31,
2011
(in millions)

Operating revenues	$1,745
Contract drilling expenses (exclusive of depreciation)	836
Depreciation expense	256
General and administrative expense	75
Capital expenditures	518

Except as required by applicable securities laws, neither Pride nor Ensco intends to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Pride Prospective Financial Information

Pride is including selected prospective financial information based on estimates by Pride management in this joint proxy statement/prospectus to provide its stockholders with access to certain non-public unaudited projected financial information that was made available to Ensco and its financial advisor in connection with the merger. The unaudited prospective financial information does not give effect to the merger and does not take into account any circumstances or events occurring after January 27, 2011, the date it was prepared.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Pride, Pride’s financial advisor, Ensco, Ensco’s financial advisor or any other recipient of this information considered, or now considers, it to be predictive of actual future results. None of Pride, Ensco or their respective affiliates assumes any responsibility for the accuracy of this information. The selected prospective financial information is not being included in this joint proxy statement/prospectus to influence a stockholder’s decision whether to vote in favor of the adoption of the merger agreement, but because it represents prospective financial information prepared by management of Pride in connection with due diligence. The information also was used for purposes of the financial analyses performed by Pride’s financial advisor and was presented to the Pride board of directors.

The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. All of the unaudited prospective financial information was prepared by Pride, and neither KPMG LLP nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Pride’s independent registered public accounting firm contained in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this joint proxy statement/prospectus, relates to Pride’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so.

By including the unaudited prospective financial information in this joint proxy statement/prospectus, neither Pride nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Pride or Ensco compared to the information contained in the unaudited prospective financial information.

Although presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to oil and gas industry activity, commodity prices, demand for natural gas and crude oil, global rig count, capacity utilization and general economic and regulatory conditions, and matters specific to Pride’s business, such as prices for products and services, rig utilization, margins and rig construction, many of which are beyond Pride’s control. As a result, although this information was prepared by management of Pride based on estimates and assumptions that management believed were reasonable at the time, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

We caution you not to rely on the unaudited prospective financial information set forth below. We urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, including Pride’s Annual Report on Form 10-K for the year ended December 31, 2010 and future SEC filings for Pride’s actual results of operations and a description of risk factors with respect to Pride’s business. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information; Incorporation by Reference.” No representation is made by Pride, Ensco or any other person to any stockholder regarding the ultimate performance of Pride compared to the unaudited prospective financial information. No representation was made by Pride to Ensco in the merger agreement concerning this information.

The following table presents selected unaudited prospective financial information prepared by Pride as of January 27, 2011:

Year ended
December 31,
2011
(in millions)

Operating revenues including reimbursable revenues	$2,039
Operating costs, excluding depreciation and amortization	1,057
General and administrative expense	95
Capital expenditures	1,159

In addition, the Base Case Forecasts for Pride provided to Goldman Sachs referred to above under “— Opinion of Goldman, Sachs & Co.” were based on this information but reflected a 0.2%, or $5 million, increase in revenues and a 1.5%, or $17 million, increase in total costs (all of which was included in operating costs and general and administrative expense) as compared to the prospective financial information presented above. The Base Case Forecasts for Ensco provided to Goldman Sachs by Pride reflected a 3.9%, or $68 million, decrease in revenues, a 1.0%, or $12 million, decrease in total costs (contract drilling expense, depreciation expense and general and administrative expense) and a substantial increase in capital expenditures as compared to the prospective financial information presented above under “— Ensco Prospective Financial Information.” The Base Case Forecasts reflected numerous estimates and assumptions as more fully set forth above.

Except as required by applicable securities laws, neither Pride nor Ensco intends to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Interests of the Pride Directors and Executive Officers in the Merger

In considering the recommendation of the Pride board of directors with respect to the merger, Pride stockholders should be aware that executive officers and directors of Pride have certain interests in the merger that may be different from, or in addition to, the interests of Pride stockholders generally.

The Pride board of directors was aware of the interests described in this section and considered them, among other matters, in approving the merger agreement and making its recommendation that the Pride stockholders adopt the merger agreement. See “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger.”

These interests are summarized below. References in this section to Pride’s executive officers are to the following individuals: Louis A. Raspino, Imran Toufeeq, Brian C. Voegele, W. Gregory Looser, Lonnie D. Bane, Kevin C. Robert and Brady K. Long. For purposes of all the Pride plans and compensatory arrangements described in this section, consummation of the merger will constitute a change in control of Pride.

Ensco Board of Directors Following the Merger

The merger agreement provides that Ensco will take such actions as are necessary to expand the size of the Ensco board of directors and to appoint two current non-employee members of the Pride board of directors designated by Pride and reasonably acceptable to Ensco to fill such vacancies effective as of the effective time of the merger. Pride has not yet determined which of its current directors will be its designees on the Ensco board of directors as of the date of this joint proxy statement/prospectus. See “— Directors and Executive Officers of Ensco After the Merger.”

Treatment of Equity Incentive Awards

Pride’s executive officers have received, from time to time, awards consisting of restricted stock units, performance-based restricted stock units and options to acquire Pride common stock. Pride’s directors have received, from time to time, awards consisting of restricted stock units and options to acquire Pride common stock, all of which are fully vested as of January 31, 2011. Pursuant to the terms of Pride’s long-term incentive plans and the applicable award agreements thereunder, as a result of the merger all options to acquire Pride common stock will fully vest, all restrictions applicable to Pride restricted stock units will lapse and all performance-based restricted stock units will fully vest and will be earned based on actual performance as determined by Pride’s Compensation Committee prior to the merger. Options to acquire Pride common stock will remain outstanding and exercisable following the merger according to their original terms, provided that the options will be assumed by Ensco and converted into equivalent options to acquire Ensco ADSs based on an exchange ratio equal to 0.4778 plus a fraction obtained by dividing $15.60 by the average closing price of Ensco ADSs for the five trading days ending three trading days before the closing of the merger. See “The Merger Agreement — Treatment of Options and Other Equity Awards.” The option term will be extended for certain of Pride’s executive officers pursuant to the terms of their employment arrangements described below.

Employment Agreements

Pride is party to employment agreements with each of its executive officers. Upon the occurrence of a change in control, the term of the employment agreements are automatically extended for two years. The employment agreements provide for change in control severance benefits in the event of certain qualifying terminations of employment in connection with or within two years after a change in control.

Under the employment agreements, if Pride terminates an executive officer’s employment without cause (as defined in the applicable agreement) or the executive officer terminates employment for good reason (as defined in the applicable agreement and as summarized below) at any time during the two-year period following a change in control, the executive will be eligible to receive the following payments and benefits in exchange for a timely executed release of claims against Pride and its affiliates:

•	a lump sum cash payment equal to (i) two times (three times for Mr. Raspino and 1.5 times for Mr. Long) the executive’s annual base salary plus (ii) two times (three times for Mr. Raspino) the executive’s maximum bonus (1.5 times the target bonus for Mr. Long) under Pride’s annual incentive plan;

•	life, health and accident and disability insurance continuation, at a cost to the executive at no more than the active employee rates for such coverage, for a period of two years (three years for Mr. Raspino and 1.5 years for Mr. Long) or until similar benefits are received from another employer, whichever is earlier; and

•	immediate vesting of all equity awards, with options remaining outstanding until the later of two years after the change in control or 120 days after the executive officer’s termination, except for (i) Mr. Voegele, for whom such treatment is provided for in his equity award agreements, (ii) Mr. Raspino, whose options remain outstanding for their original term, and (iii) Mr. Long, whose options remain outstanding for 60 days after termination as provided in his equity award agreements.

For purposes of the employment agreements, “good reason” is defined generally to include (i) resignation requested by Pride other than for cause, (ii) a significant and adverse change in the nature or scope of position, authority or duties (including for Mr. Raspino, failure to be reelected to the board of directors), (iii) a significant and material diminution in duties and responsibilities that would degrade or embarrass the executive or otherwise make it unreasonable for the executive to remain employed, (iv) a reduction in base salary or target bonus, or a material reduction in other benefits, (v) a material breach of the employment agreement by Pride, (vi) any requirement that the executive relocate more than 50 miles from downtown Houston, Texas, or (vii) notice by Pride of non-renewal of the employment agreement prior to the employment period in which the executive attains age 65. Except for Mr. Long, if the executive voluntarily terminates employment within six months (12 months for Mr. Raspino) after a change in control, the executive is deemed to have an involuntary termination entitling the executive to receive the payments and benefits described above. The employment agreements require Pride to establish a rabbi trust prior to the consummation of a change in control and to fund the rabbi trust with the cash severance amounts described above.

The employment agreements provide that the executive officer is responsible for all income tax liability as a result of payments under the employment agreements, including any excise taxes imposed on excess parachute payments made on account of a change in control. In order to minimize excise tax liabilities, the employment agreements provide for a reduction of certain payments that are made as a result of a change in control. For Messrs. Raspino, Toufeeq, Voegele, Looser, Bane and Robert, if the reduction would reduce severance payments to the executive by 10% or more, the reduction will not apply, and the executive will receive a gross-up payment in an amount such that after payment of all taxes on the gross-up payment, the executive retains an amount of the gross-up payment equal to the excise taxes imposed on the executive’s severance payments. For Mr. Long, the reduction will not apply if the amount of Mr. Long’s benefit after paying the applicable taxes would exceed the benefit Mr. Long would receive if his payments were subject to the reduction.

Annual Incentive Plan and Non-Executive Retention Plan

Each of Pride’s executive officers participate in Pride’s annual incentive plan. In the event of a change in control, Pride’s annual incentive plan provides for payment of the executive officer’s maximum bonus for the year of the change in control, pro-rated for full months of service in such year prior to the date of the change in control. In addition, the merger agreement permits Pride, with the agreement of the Ensco senior executive in charge of human resources, to establish a retention plan for certain key employees (other than executive officers) up to a specified limit.

Supplemental Executive Retirement Plan

Pride’s executive officers, with the exception of Mr. Long, participate in Pride’s Supplemental Executive Retirement Plan, or SERP. Messrs. Raspino, Looser and Bane are fully vested in their SERP benefit. Messrs. Toufeeq, Voegele and Robert vest incrementally during their employment through the date of eligibility for early or normal retirement.

The SERP is intended to provide specified benefits to a select group of management and highly compensated employees of Pride. The SERP benefit at an executive’s “normal retirement date,” which is the date he attains age 62, is a lump sum payment equal to the actuarial present value of an annual benefit of 50% of his final annual pay payable for his lifetime. “Final annual pay” for purposes of the benefits calculations with respect to Messrs. Raspino, Looser and Bane means the executive’s base annual salary and target bonus award under Pride’s annual incentive plan as in effect on the executive’s last day of active employment. “Final annual pay” for purposes of the benefit calculations with respect to Messrs. Toufeeq, Voegele and Robert means the sum of (1) the executive’s average base annual salary over the five years preceding his last day of active employment and (2) the executive’s target bonus percentage under Pride’s annual incentive plan as in effect on the executive’s last day of active employment multiplied by the amount in clause (1) above.

If the executive officer’s employment is terminated involuntarily or for good reason within two years after a change in control, or in the event of a voluntary resignation by the executive within six months (12 months for Mr. Raspino) after a change in control, then the executive officer’s benefit under the SERP will fully vest and

•	with respect to Messrs. Raspino, Toufeeq, Voegele and Robert, the executive will receive from us a lump sum payment in an amount equal to the actuarial present value of an annual benefit of 50% of his final annual pay payable for his lifetime and commencing on the first to occur of his early retirement date or his normal retirement date; and

•	with respect to Messrs. Looser and Bane, in lieu of the lump sum benefit described above, the executive will receive from us a lump sum payment in an amount equal to the greater of his final annual pay at the time of the change in control or his final annual pay at the time of termination, multiplied by five.

The aggregate SERP benefits payable as a result of a change in control are required to be deposited into a rabbi trust prior to the change in control.

In addition, in connection with termination of employment with a vested right to a benefit under the SERP, the executive is entitled to receive retiree medical and dental coverage for himself, his spouse and his dependents who were covered under our group health plan as of the date of termination, with such coverage beginning immediately with respect to Messrs. Raspino, Looser and Bane and, with respect to Messrs. Toufeeq, Voegele and Robert, on his normal retirement date at age 62. The coverage will be provided until the later of the death of the executive or his surviving spouse. These benefits will be at least as favorable as the group medical and dental coverage offered to Pride’s active executive employees. This coverage (i) will be suspended during any period the executive has medical coverage provided by another employer, (ii) with respect to the executive and his spouse (if applicable), will be converted to Medicare Supplement coverage upon becoming eligible for and covered by Medicare and (iii) with respect to his dependents, will terminate at such time as the dependents are no longer eligible for coverage under the terms of Pride’s group health plan. Any retiree medical and dental benefits to the executive’s spouse or surviving spouse are available solely to the spouse to whom the executive was married on the date of the executive’s termination of employment. The executive or, if applicable, his surviving spouse will be responsible for the applicable premiums for coverage at the same rate paid by active executive employees but not to exceed the cost of the most comprehensive group medical and dental coverage offered by Pride.

Summary of Estimated Value of Benefits Attributable to Change in Control

The following table sets forth the number of outstanding, unvested equity awards that will vest upon consummation of the merger for Pride’s executive officers and directors, as well as the estimated value of such awards. The chart also includes the amount of the estimated cash severance payments and the estimated value of other severance benefits that the executive officers would receive. The table is based on grants outstanding as of April 1, 2011 and assumes that the merger is completed on June 1, 2011 and that each executive officer experiences a severance-qualifying termination immediately thereafter.

	Louis A.	Imran	Brian C.	W. Gregory	Lonnie D.	Kevin C.	Brady K.
	Raspino	Toufeeq	Voegele	Looser	Bane	Robert	Long

Restricted stock units	157,699	50,245	55,509	52,959	34,807	33,647	28,342
Estimated value of restricted stock units(1)	$6,845,714	$2,181,135	$2,409,646	$2,298,950	$1,510,972	$1,460,616	$1,230,326
Performance-based restricted stock units(2)	130,677	57,814	44,163	45,039	28,702	34,420	20,740
Estimated value of performance-based restricted stock units(1)	$5,672,689	$2,509,706	$1,917,116	$1,955,143	$1,245,954	$1,494,172	$900,323
Shares subject to outstanding options	387,273	116,515	130,292	128,115	84,877	93,161	33,815
Estimated value of shares subject to outstanding options(1)	$6,623,303	$1,659,247	$2,244,022	$2,162,450	$1,449,308	$1,545,874	$395,849
Estimated cash severance payments under employment agreements	$8,550,000	$2,600,000	$2,112,000	$2,136,000	$1,628,000	$1,725,000	$888,000
Estimated pro-rated 2011 Annual Incentive Plan payment	$791,666	$325,000	$256,666	$259,583	$185,000	$203,125	$185,000
Estimated enhanced SERP lump sum payment(3)	$—	$5,982,010	$4,609,575	$1,810,939	$71,713	$3,940,837	$—
Estimated 280G gross-up amount	$—	$5,328,975	$4,210,375	$2,302,017	$—	$3,446,993	$—

(1)	Estimated value is based on the closing price of Pride common stock as of April 1, 2011 at $43.41. The estimated option value represents $43.41 less the applicable exercise price multiplied by the number of option shares.

(2)	The number of performance-based restricted stock units to be earned depends upon the satisfaction of certain performance goals. This chart assumes that all unvested performance goals will be achieved at the maximum level. On March 9, 2011, Pride’s executive officers vested in the following number of earned performance-based restricted stock units: Mr. Raspino — 17,532 units; Mr. Toufeeq — 7,452 units; Mr. Voegele — 6,137 units; Mr. Looser — 6,137 units; Mr. Bane — 3,945 units; Mr. Robert — 4,384 units and Mr. Long — 1,772 units. Pursuant to the terms of Pride’s long-term incentive plan and the applicable award agreements, as a result of the merger, all remaining performance-based restricted stock units will fully vest and will be earned based on actual performance as determined by Pride’s Compensation Committee prior to the merger. Further, as a result of the merger, all earned performance-based restricted stock units will be paid on the effective date of the merger.

(3)	Represents the increase in SERP benefit as a result of the merger. Mr. Raspino is fully vested in his SERP and not entitled to enhanced SERP benefits as a result of the merger.

Pride’s directors will not receive any additional or enhanced payments as a result of the merger. All of the outstanding restricted stock unit and option awards of Pride’s directors are fully vested as of January 31, 2011.

Indemnification and Insurance

The merger agreement provides for indemnification and advancement of expenses in favor of the current and former directors and officers of Pride and its subsidiaries and for the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the effective time of the merger. These interests are described in more detail below at “The Merger Agreement — Additional Agreements — Indemnification and Insurance.”

Directors and Executive Officers of Ensco After the Merger

The directors and executive officers of Ensco prior to the merger will continue as the directors and executive officers of Ensco immediately after the merger, except that the merger agreement provides that Ensco shall take such actions as are necessary to expand the size of the Ensco board of directors and to appoint two non-employee members of the current Pride board of directors designated by Pride and reasonably acceptable to Ensco to fill such vacancies effective as of the effective time of the merger. Pride has not yet determined which of its current directors will be its designees on the Ensco board of directors as of the date of this joint proxy statement/prospectus. Upon determination of such designees by Pride, the Ensco Nominating, Governance and Compensation Committee will review the independence and qualifications of such candidates in accordance with Ensco’s Corporate Governance Policy and make a recommendation to the Ensco board of directors. Assuming a favorable recommendation, the Ensco board of directors will increase the size of the board by two and appoint the Pride designees to the newly-created vacancies in such classes of directors as the Ensco board may determine and provide that such directors shall stand for election for the remaining portion of the term of office for such classes at the next annual general meeting of shareholders for which a notice of the meeting has not been sent at the time of appointment.

In addition, it is currently expected that certain executive officers of Pride will become members of the Ensco executive management team following the merger. As of the date of this joint proxy statement/prospectus, it has not been determined which executive officers of Pride will join the Ensco executive management team, or what positions such executive officers will hold, following the merger.

Ownership of Ensco After the Merger

Ensco will issue approximately 87 million Class A ordinary shares represented by Ensco ADSs pursuant to the merger based on the number of outstanding shares of Pride common stock. Immediately following the completion of the merger, Ensco expects to have approximately 231 million ADSs outstanding.

Ensco shareholders and Pride stockholders are expected to hold approximately 62% and 38%, respectively, of the Ensco ADSs outstanding immediately after the merger based on the same assumptions. Consequently, Pride stockholders, as a general matter, will have less influence over the management and policies of Ensco than they currently exercise over the management and policies of Pride.

Regulatory Approvals

Antitrust Approvals

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, under the HSR Act. Under the HSR Act, Ensco and Pride are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the merger. On February 28, 2011, Ensco and Pride each filed a Premerger Notification and Report Form with the Antitrust Division and the Federal Trade Commission, which is referred to as the FTC. On March 30, 2011, Ensco and Pride received notice from the Antitrust Division and the FTC granting early termination of the waiting period under the HSR Act.

The merger is also subject to antitrust review by government authorities in Brazil, which does not require governmental approval prior to the closing of the transaction.

There can be no assurance that the merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable U.S. or non-U.S. regulatory bodies may challenge the merger on antitrust or competition grounds at any time, including after the termination of the waiting period under the HSR Act or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the merger, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust or competition laws under certain circumstances.

Other Regulatory Procedures

The merger may be subject to certain regulatory requirements of other municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Ensco and Pride are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, Ensco and Pride have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement, including to gain clearance from antitrust authorities and obtain other required approvals. See “The Merger Agreement — Additional Agreements — Efforts Related to Consents and Approvals of Governmental Entities and Third Parties.”

Although Ensco and Pride do not expect antitrust or other regulatory authorities to raise any significant objections to the merger that would result in the failure to satisfy the conditions to closing the merger by the termination date, Ensco and Pride can provide no assurance that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to Ensco after the effective time of the merger. Ensco and Pride have not yet obtained any of the regulatory approvals required to complete the merger.

Material U.S. Federal Income Tax Consequences of the Merger

Scope of Discussion

The following discussion summarizes the material U.S. federal income tax consequences of the merger and of holding and disposing of Ensco ADSs that may be relevant to Pride stockholders. This discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential tax consequences of the merger or of holding and disposing of Ensco ADSs, and does not address all tax considerations that may be relevant to Pride stockholders. In particular, the discussion below addresses only the U.S. federal income tax consequences to Pride stockholders who hold their shares of Pride common stock, and who will hold their Ensco ADSs, solely as capital assets. The discussion below does not address any tax consequences to Pride stockholders who are subject to special rules under U.S. federal income tax laws, such as:

•	banks, financial institutions or insurance companies;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons who hold shares as part of a straddle, hedge, wash sale, integrated transaction or conversion transaction;

•	persons who have been, but are no longer, citizens or residents of the U.S.;

•	persons holding shares through a partnership or other fiscally transparent person;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts;

•	persons who received their shares of Pride common stock through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax qualified retirement plan or otherwise as compensation; or

•	persons who, after the merger, own (directly or through attribution) 10 percent or more of the total combined voting power of all classes of shares entitled to vote of Ensco.

This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, or the “Treasury Regulations,” judicial and administrative interpretations thereof and the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income, or the “U.S.-U.K. Tax Treaty,” in each case as in effect and available on the date of this joint proxy statement/prospectus. Each of the foregoing is subject to change, which change could apply with retroactive effect and could affect the accuracy of the statements and conclusions set forth in this discussion. Neither Ensco nor Pride will request a ruling from the Internal Revenue Service, or IRS, as to the U.S. federal tax consequences of the merger, post-merger ownership and disposition of Ensco ADSs or any other matter. There can be no assurance that the IRS will not challenge any of the U.S. federal tax consequences described below.

The determination of the actual tax consequences of the merger and of holding and disposing of Ensco ADSs to a holder of Pride common stock will depend on the holder’s specific situation. Holders of Pride common stock should consult their own tax advisors as to the tax consequences of the merger and holding and disposing of Ensco ADSs in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Pride common stock, or after the completion of the merger, Ensco ADSs, that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a U.S. court can exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of shares of Pride common stock or, after the completion of the merger, Ensco ADSs, other than a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, or a “Partnership.” If a Partnership is a beneficial owner of shares of Pride common stock or Ensco ADSs, the tax treatment of a partner in that Partnership will generally depend on the status of the partner and the activities of the Partnership. Holders of shares of Pride common stock or Ensco ADSs that are Partnerships and partners in such Partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the merger and the ownership and disposition of Ensco ADSs. For purposes of this discussion, “holder” or “stockholder” means either a U.S. holder or a non-U.S. holder or both, as the context may require.

Tax Consequences of the Merger to Pride Stockholders

Material Tax Consequences to U.S. Holders

Consequences of the Merger

The receipt of Ensco ADSs and cash in exchange for shares of Pride common stock in the merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder of Pride common stock who receives Ensco ADSs and cash in the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Ensco ADSs and cash received in the merger, including any cash received in lieu of fractional Ensco ADSs, and (2) such holder’s adjusted tax basis in its Pride common stock exchanged in the merger. A U.S. holder must include the fair market value of the Ensco ADSs the U.S. holder receives, as well as any cash received, in calculating the U.S. holder’s gain or loss, even if the U.S. holder receives an information return from the U.S. holder’s broker reporting only the cash proceeds as taxable consideration. Gain or loss and holding period will be determined separately for each block of Pride common stock, i.e., shares acquired at the same cost in a single transaction, exchanged in the merger. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Pride common stock is more than one year at the time of the merger. Currently, long-term capital gain for non-corporate taxpayers is taxed at a maximum federal income tax rate of 15 percent. If the U.S. holder has held its Pride common stock for one year or less at the time of the merger, any capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s aggregate tax basis in its Ensco ADSs received in the merger will generally equal the fair market value of such Ensco ADSs at the effective time of the merger, and the holder’s holding period for such Ensco ADSs will begin on the day after the merger. U.S. holders should consult their tax advisors regarding the allowability of any losses recognized in the transaction.

Dissenting Stockholders

A U.S. holder who exercises appraisal rights with respect to the merger will recognize capital gain or loss equal to the difference, if any, between the cash received via appraisal and such holder’s adjusted tax basis in its shares of Pride common stock with respect to which the appraisal rights were exercised. This capital gain or loss will be long-term or short-term capital gain or loss depending upon such holder’s holding period for its shares of Pride common stock with respect to which the appraisal rights were exercised, as described in the immediately preceding paragraph. For more details regarding appraisal rights with respect to the merger, see “Appraisal Rights.”

Receiving Distributions on Ensco ADSs

Subject to the discussion below under “— Passive Foreign Investment Company Provisions,” U.S. holders will be required to include in gross income the gross amount of any distribution received on the Ensco ADSs to the extent that the distribution is paid out of Ensco’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. We refer to such a distribution herein as a dividend. With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 15 percent. As long as the Ensco ADSs are listed on the New York Stock Exchange (or certain other stock exchanges) and/or Ensco qualifies for benefits under the U.S.-U.K. Tax Treaty and Ensco is not a passive foreign investment company, Ensco will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. holders should consult their own tax advisors regarding the application of the relevant rules to their particular circumstances. U.S. corporate holders generally will not be eligible for a dividends-received deduction with respect to dividends from Ensco.

Distributions in excess of the current and accumulated earnings and profits of Ensco will be applied first to reduce the U.S. holder’s tax basis in its Ensco ADSs, and thereafter will constitute gain from the sale or exchange of such shares. In the case of a non-corporate U.S. holder, the maximum U.S. federal income tax rate applicable to such “gain” is 15 percent under current law if the holder’s holding period for such Ensco ADSs exceeds twelve months. This reduced rate is scheduled to expire effective for taxable years beginning after December 31, 2012. Special rules not described herein may apply to U.S. holders who do not have a uniform tax basis and holding period in all of their Ensco ADSs, and any such U.S. holders are urged to consult their own tax advisors with regard to such rules.

Dispositions of Ensco ADSs

Subject to the discussion below under “— Passive Foreign Investment Company Provisions,” a U.S. holder of Ensco ADSs generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other taxable disposition of Ensco ADSs in an amount equal to the difference between the amount realized from such sale, exchange or other taxable disposition and the U.S. holders’ tax basis in such Ensco ADSs. In the case of a non-corporate U.S. holder, the maximum U.S. federal income tax rate applicable to such gain is 15 percent under current law if the holder’s holding period for such Ensco ADSs exceeds twelve months. This reduced rate is scheduled to expire effective for taxable years beginning after December 31, 2012. The deductibility of capital losses is subject to limitations.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent tax (the “Medicare Tax”) on the lesser of (a) the U.S. holder’s “net investment income” for the relevant taxable year and (b) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends received on the Ensco ADSs and net gains from the disposition of Ensco ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult the holder’s tax advisor regarding the applicability of the Medicare Tax to the holder’s dividend income and gains in respect of the holder’s investment in the Ensco ADSs.

Passive Foreign Investment Company Provisions

The treatment of U.S. holders of Ensco ADSs in some cases could be materially different from that described above if, at any relevant time, Ensco were a passive foreign investment company, which we refer to as a PFIC.

For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either (1) 75 percent or more of its gross income is “passive income” (as defined for U.S. federal income tax purposes) or (2) the average percentage (by value) of assets held by such corporation which produce passive income or which are held for the production of passive income is at least 50 percent. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25 percent by value of the stock. Ensco believes that it will not be a PFIC following the merger.

The tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. Accordingly, Ensco cannot assure U.S. holders that it will not become a PFIC. If Ensco should determine in the future that it is a PFIC, it will endeavor to so notify U.S. holders of Ensco ADSs, although there can be no assurance that it will be able to do so in a timely and complete manner. U.S. holders of Ensco ADSs should consult their own tax advisors about the PFIC rules, including the availability of certain elections.

Material Tax Consequences to Non-U.S. Holders

Consequences of the Merger

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized, if any, on the exchange of shares of Pride common stock for Ensco ADSs and cash, or on the receipt of cash in lieu of fractional shares of Ensco ADSs, unless: (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. (and, if a tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the U.S.); (2) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the U.S. for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; (3) the non-U.S. holder is subject to backup withholding (as discussed below); or (4) Pride is or has been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding the merger or such non-U.S. holder’s holding period, and the non-U.S. holder holds, or has held at any time during such shorter period, more than 5 percent of the Pride common stock. Pride does not believe that it is or has been a U.S. real property holding corporation within the last five years.

Consequences of Owning and Disposing of Ensco ADSs

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends from Ensco unless: (1) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (and, if a tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the U.S.); or (2) such non-U.S. holder is subject to backup withholding.

In addition, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of Ensco ADSs unless: (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. (and, if a tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the U.S.); (2) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the U.S. for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; or (3) the non-U.S. holder is subject to backup withholding.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder of Pride common stock who (1) furnishes a correct taxpayer identification number, or TIN, certifies that such holder is not subject to backup withholding on the Form W-9 (or substitute Form W-9 or appropriate successor form) included in the letter of transmittal that such holder will receive, and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner. Pride stockholders should consult their own tax advisors about the information reporting requirements that could be applicable to the exchange of shares of Pride common stock for Ensco ADSs and cash in the merger and any potential penalties associated with a failure to satisfy such requirements.

For a non-U.S. holder to not be subject to backup withholding on the exchange of shares of Pride common stock for Ensco ADSs and cash in the merger, the non-U.S. holder may be required to provide a TIN, certify the holder’s foreign status or otherwise establish an exemption.

Dividends on Ensco ADSs paid within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting unless the holder is a corporation, other exempt recipient or non-U.S. holder who establishes such foreign status. Dividends subject to information reporting are subject to backup withholding (currently at a 28 percent rate but increasing to 31 percent for amounts paid after December 31, 2012) unless the payee furnishes the payor with a TIN and satisfies certain certification requirements. Information reporting and backup withholding may also apply to the payment of proceeds from a sale of Ensco ADSs within the U.S. or through certain U.S.-related intermediaries. Any amounts withheld under the backup withholding rules generally may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the holder furnishes certain required information to the IRS. If a U.S. holder of Ensco ADSs does not provide us (or our paying agent) with the holder’s correct taxpayer identification number or other required information, the holder may be subject to penalties imposed by the IRS.

For a non-U.S. holder to not be subject to backup withholding on a subsequent disposition of Ensco ADSs, or dividends paid on those Ensco ADSs, the non-U.S. holder may be required to provide a TIN, certify the holder’s foreign status or otherwise establish an exemption.

Individual holders who hold interests in “specified foreign financial assets,” such as Ensco ADSs, may be required to disclose certain information relating to each “specified foreign financial asset” on their income tax return for the year if the aggregate value of such assets exceeds $50,000, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions). Penalties may apply to the failure to properly disclose such information.

Holders should consult their tax advisor regarding the application of information reporting and backup withholding to their particular situations.

The foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Pride stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Pride stockholder will depend on that stockholder’s particular situation. Pride stockholders should consult their own tax advisor to determine the specific tax consequences of the merger, including tax return reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, and the effect of any proposed change in the tax laws to them.

Material U.K. Tax Consequences of the Merger

Material U.K. Tax Consequences of the Merger to Pride Stockholders

Scope of Discussion

The following paragraphs are intended as a general guide to current U.K. tax law and HMRC’s generally published practice applying as at the date of this document (both of which are subject to change at anytime, possibly with retrospective effect) in respect of certain limited aspects of the U.K. corporation tax, income tax, capital gains tax and stamp duty consequences of the merger to persons who are beneficial owners of the Pride’s common stock, referred to as Pride stockholders. These paragraphs may not relate to certain classes of Pride stockholders, such as employees or directors of Pride or its affiliates, persons who are connected with Pride, insurance companies, charities, collective investment schemes, pension schemes or persons who hold their common stock otherwise than as an investment, or individuals who are not domiciled in the U.K. They do not address the U.K. tax consequences for Pride stockholders who are brokers, dealers or traders in shares or securities. These paragraphs do not describe all of the circumstances in which Pride stockholders may benefit from an exemption or relief from taxation. It is recommended that all Pride stockholders obtain their own taxation advice. In particular, non-U.K. resident or domiciled Pride stockholders are advised to consider the potential impact of any relevant double tax agreements.

Taxation of Merger

Withholding Taxes

No U.K. tax will be deducted or withheld at source from the payment of cash or delivery of Ensco ADSs to a Pride stockholder pursuant to the merger, irrespective of the tax residence or individual circumstances of the stockholder.

Capital Gains Tax

At the effective time of the merger, an individual Pride stockholder who is either resident or ordinarily resident in the U.K. will be treated as disposing of his or her common stock in Pride for a consideration equal to the cash and the market value of the Ensco ADSs received by such Pride stockholder at that time, which may, depending on the stockholder’s individual circumstances, give rise to a chargeable gain or an allowable loss for the purposes of capital gains tax. An individual Pride stockholder who is neither resident nor ordinarily resident in the U.K. will not be chargeable to capital gains tax on a chargeable gain arising on the disposal of his or her Pride common stock, unless the stockholder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. and the stock was acquired, used in or for the purposes of the branch or agency or used in or for the purposes of the trade, profession or vocation carried on by the stockholder through the branch or agency. In these circumstances, the Pride stockholder will be treated as disposing of their Pride common stock for a consideration equal to the cash and the market value of Ensco

ADSs received by such Pride stockholder at that time. The rate of capital gains tax on chargeable gains is 28 percent for the tax year 2010/2011 for higher rate or additional rate taxpayers.

Corporation Tax

At the effective time of the merger, a corporate Pride stockholder which is resident in the U.K. will be treated as disposing of its stock in Pride for a consideration equal to the cash and the market value of the Ensco ADSs received by such Pride stockholder at that time, which may, depending on the stockholder’s individual circumstances, give rise to a chargeable gain or an allowable loss for the purposes of corporation tax. A corporate Pride stockholder which is not resident in the U.K. will not be liable for corporation tax on chargeable gains accruing on the disposal of its common stock in Pride, unless it carries on a trade in the U.K. through a permanent establishment in the U.K. and the stock was acquired, used in or for the purposes of the permanent establishment or used in or for the purposes of the trade carried on by the stockholder through the permanent establishment. In these circumstances, the non-U.K. resident stockholder may, depending on its individual circumstances, be chargeable to corporation tax on chargeable gains arising from a disposal of its common stock in Pride.

The full rate of corporation tax on chargeable gains in financial year 2011 is 27 percent, although small companies may be entitled to claim the small companies rate of tax, in which case chargeable gains will be subject to corporation tax at rates of between 21 percent and 27 percent. A corporate Pride stockholder may be entitled to an indexation allowance in computing the amount of a chargeable gain accruing on the disposal of its common stock in Pride, which will provide relief for the effects of inflation by references to movements in the U.K. retail price index. If the conditions of the substantial shareholding exemption set out in s.192A and Schedule 7AC of the Taxation of Chargeable Gains Act 1992 are satisfied in relation to a chargeable gain accruing to a corporate Pride stockholder, the chargeable gain will be exempt from corporation tax. The conditions of the substantial shareholding exemption which must be satisfied will depend on the individual circumstances of the stockholder. One of the conditions of the substantial shareholding exemption which must be satisfied is that the stockholder must have held a substantial shareholding in Pride throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a stockholder will not be regarded as holding a substantial shareholding in Pride unless it (whether alone or together with other group companies) holds not less than 10 percent of Pride’s ordinary share capital.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax will be payable by Pride stockholders as a consequence of the merger.

Material U.K. Tax Consequences of Holding Ensco ADSs

The following paragraphs are intended to be a general guide to current U.K. tax law and HMRC practice applying as of the date of this report (both of which are subject to change at any time, possibly with retrospective effect) in respect of certain limited aspects the taxation of capital gains on a disposal of Ensco ADSs, the taxation of dividends paid by Ensco and stamp duty and SDRT on the transfer of Class A ordinary shares, uncertificated ADSs and ADSs evidenced by American depositary receipts, or ADRs. In addition, the following paragraphs relate only to persons who are beneficial owners of the ADSs, referred to as ADS holders. These paragraphs may not relate to certain classes of holders of the ADSs, such as employees or directors of Ensco or its affiliates, persons who are connected with Ensco, insurance companies, charities, collective investment schemes, pension schemes or persons who hold ADSs other than as an investment, or U.K. resident individuals who are not domiciled in the U.K. They do not address the U.K. tax consequences for Pride stockholders who are brokers, dealers or traders in shares or securities. These paragraphs do not describe all of the circumstances in which ADS holders may benefit from an exemption or relief from taxation. It is recommended that all ADS holders obtain their own taxation advice. In particular, non-U.K. resident or domiciled ADS holders are advised to consider the potential impact of any relevant double tax treaties, including the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income, to the extent applicable.

U.K. Taxation of Dividends

U.K. Withholding Tax. Dividends paid by Ensco will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or the individual circumstances of the ADS holders.

U.K. Income Tax. An individual ADS holder who is resident or ordinarily resident in the U.K. may, depending on his or her individual circumstances, be subject to U.K. income tax on dividends received from Ensco. An individual ADS holder who is not resident or ordinarily resident in the U.K. will not be subject to U.K. income tax on dividends received from Ensco, unless the ADS holder carries on (whether solely or in partnership) any trade, profession or vocation through a branch or agency in the U.K. and the ADSs are used by or held by or for that branch or agency. In these circumstances, the non-U.K. resident ADS holder may, depending on his or her individual circumstances, be subject to U.K. income tax on dividends received from Ensco.

The rate of U.K. income tax which is payable with respect to dividends received by higher rate taxpayers in the tax year 2010/2011 is 32.5%. Individuals whose total income subject to income tax exceeds £150,000 will be subject to income tax in respect of dividends in excess of that amount at the rate of 42.5% in the tax year 2010/2011. An individual’s dividend income is treated as the top slice of their total income which is subject to income tax. Individual ADS holders who are resident in the U.K. will be entitled to a tax credit equal to one-ninth of the amount of the dividend received from Ensco, which will be taken into account in computing the gross amount of the dividend which is subject to income tax. The tax credit will be credited against the ADS holder’s liability (if any) to income tax on the gross amount of the dividend. An individual ADS holder who is not subject to U.K. income tax on dividends received from Ensco will not be entitled to claim payment of the tax credit in respect of such dividends. The right of an individual ADS holder who is not resident in the U.K. to a tax credit will depend on his or her individual circumstances.

U.K. Corporation Tax. Unless an exemption is available as discussed below, a corporate ADS holder that is resident in the U.K. will be subject to U.K. corporation tax on dividends received from Ensco. A corporate ADS holder that is not resident in the U.K. will not be subject to U.K. corporation tax on dividends received from Ensco unless the ADS holder carries on a trade in the U.K. through a permanent establishment in the U.K. and the ADSs are used by, for or held by or for the permanent establishment. In these circumstances, the non-U.K. resident corporate ADS holder may, depending on its individual circumstances and if the exemption discussed below is not available, be subject to U.K. corporation tax on dividends paid by Ensco.

The full rate of corporation tax payable with respect to dividends paid by Ensco in financial years 2011 is 27%, although small companies may be entitled to claim the small companies rate of tax. If dividends paid by Ensco fall within an exemption from U.K. corporation tax set out in Part 9A of the U.K. Corporation Tax Act 2009, the receipt of the dividend by a corporate ADS holder will be exempt from U.K. corporation tax. Generally, the conditions for exemption from U.K. corporation tax on dividends paid by Ensco should be satisfied, although the conditions which must be satisfied in any particular case will depend on the individual circumstances of the corporate ADS holders.

ADS holders that are regarded as small companies should generally be exempt from U.K. corporation tax on dividends received from Ensco, unless the dividends are received as part of a tax advantage scheme. ADS holders that are not regarded as small companies should generally be exempt from U.K. corporation tax on dividends received from Ensco on the basis that the Class A ordinary shares underlying the ADSs should be regarded as non-redeemable ordinary shares. Alternatively, ADS holders that are not small companies should also generally be exempt from U.K. corporation tax on dividends received from Ensco if they hold ADSs which represent less than 10% of the issued share capital of Ensco, would be entitled to less than 10% of the profits available for distribution to equity- holders of Ensco and would be entitled on a winding up to less than 10% of the assets of Ensco available for distribution to such equity-holders. In certain limited circumstances, the exemption from U.K. corporation tax will not apply to such ADS holders if a dividend is made as part of a scheme which has a main purpose of falling within the exemption from U.K. corporation tax.

U.K. Taxation of Capital Gains

U.K. Withholding Tax. Capital gains accruing to non-U.K. resident ADS holders on the disposal of ADSs will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or the individual circumstances of the ADS holders.

U.K. Capital Gains Tax. A disposal of ADSs by an individual ADS holder who is resident or ordinarily resident in the U.K. may, depending on his or her individual circumstances, give rise to a taxable capital gain or an allowable loss for the purposes of U.K. capital gains tax. An individual ADS holder who temporarily ceases to be resident or ordinarily resident in the U.K. for a period of less than five years and who disposes of his or her ADSs during that period of temporary non-residence may be liable to U.K. capital gains tax on a taxable capital gain accruing on the disposal on his or her return to the U.K. under certain anti-avoidance rules.

An individual ADS holder who is neither resident nor ordinarily resident in the U.K. will not be subject to U.K. capital gains tax on capital gains arising on the disposal of their ADSs unless the ADS holder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. and the ADSs were acquired, used in or for the purposes of the branch or agency or used in or for the purposes of the trade, profession or vocation carried on by the ADS holder through the branch or agency. In these circumstances, the non-U.K. resident ADS holder may, depending on his or her individual circumstances, be subject to U.K. capital gains tax on taxable gains arising from a disposal of their ADSs. The rate of U.K. capital gains tax on taxable gains is 18% in the tax year 2010/2011, increasing to 28% for additional rate payers.

U.K. Corporation Tax. A disposal of ADSs by a corporate ADS holder which is resident in the U.K. may give rise to a taxable gain or an allowable loss for the purposes of U.K. corporation tax. A corporate ADS holder that is not resident in the U.K. will not be liable for U.K. corporation tax on taxable gains accruing on the disposal of its ADSs unless it carries on a trade in the U.K. through a permanent establishment in the U.K. and the ADSs were acquired, used in or for the purposes of the permanent establishment or used in or for the purposes of the trade carried on by the ADS holder through the permanent establishment. In these circumstances, the non-U.K. resident ADS holder may, depending on its individual circumstances, be subject to U.K. corporation tax on taxable gains arising from a disposal of its ADSs.

The full rate of U.K. corporation tax on taxable gains in the financial years 2011 is 27%, although small companies may be entitled to claim the small companies rate of tax. Corporate ADS holders will be entitled to an indexation allowance in computing the amount of a taxable gain accruing on a disposal of the ADSs, which will provide relief for the effects of inflation by reference to movements in the U.K. retail price index. If the conditions of the substantial shareholding exemption set out in s.192A and Schedule 7AC of the U.K. Taxation of Chargeable Gains Act 1992 are satisfied in relation to a taxable gain accruing to a corporate ADS holder, the taxable gain will be exempt from U.K. corporation tax.

The conditions of the substantial shareholding exemption which must be satisfied will depend on the individual circumstances of the corporate ADS holder. One of the conditions of the substantial shareholding exemption which must be satisfied is that the corporate ADS holder must have held a substantial shareholding in Ensco throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate ADS holder will not be regarded as holding a substantial shareholding in Ensco unless it (whether alone, or together with other group companies) directly holds not less than 10% of Ensco’s ordinary share capital (not represented by ADRs).

U.K. Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to holders of Class A ordinary shares or ADSs wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

Transfer of Class A Ordinary Shares and Uncertificated ADSs. Provided that any instrument of transfer is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K., no U.K. stamp duty is payable on the acquisition or transfer of

(i) Class A ordinary shares not represented by ADSs and (ii) uncertificated ADSs (i.e., not evidenced by ADRs) held in a direct registration system.

Transfer of ADSs Evidenced by ADRs. No U.K. stamp duty need, in practice, be paid on the acquisition or transfer of ADSs evidenced by ADRs provided that any instrument of transfer or contract for sale is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. An agreement for the transfer of ADSs evidenced by ADRs will not give rise to a SDRT liability.

THE U.K. TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH PRIDE STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR U.K. TAX CONSEQUENCES THAT MAY APPLY TO THEM.

Accounting Treatment

Ensco will account for the merger under the acquisition method of accounting for business combinations under GAAP with Ensco being deemed to have acquired Pride. This means that the assets and liabilities of Pride will be recorded, as of the completion of the merger, at their fair values and added to those of Ensco, including an amount for goodwill representing the difference between the purchase price and fair value of the identifiable net assets. Financial statements of Ensco issued after the merger will reflect only the operations of Pride’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Pride.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus was prepared using the purchase method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Pride’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Pride’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus, in addition to any increases in the market price of Ensco ADSs, will have the effect of increasing the amount of the purchase price allocable to goodwill.

Listing of Ensco American Depositary Shares

Ensco will cause the Ensco ADSs issuable pursuant to the merger agreement to be approved for listing on the NYSE at or prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NYSE of the Ensco ADSs issuable pursuant to the merger, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger.

Delisting and Deregistration of Pride Common Stock

If the merger is completed, Pride common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Restrictions on Sales of Shares of Ensco American Depositary Shares Received in the Merger

Ensco ADSs issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Ensco ADSs issued to any Pride stockholder who may be deemed to be an “affiliate” of Ensco after the completion of the merger, such as the two Pride directors who will join the Ensco board of directors upon the completion of the merger. Except with respect to sales of Ensco ADSs by an affiliate of the exchange agent as described in “The Merger Agreement — Merger Consideration,” this joint proxy statement/prospectus does not cover resales of Ensco ADSs received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Litigation Relating to the Merger

On February 9, 2011, the plaintiffs in a derivative class action lawsuit related to Pride’s previously disclosed FCPA investigation filed an amendment to their petition adding claims related to the merger. See

Note 12 of the Notes to Consolidated Financial Statements in Pride’s Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of the FCPA investigation and the related derivative action. In the amendment, the plaintiffs contend that the proposed merger was motivated by a desire to extinguish Pride’s alleged liability related to the derivative action. The plaintiffs also contend that the proposed merger does not provide fair value to Pride’s stockholders, and that various provisions of the merger agreement are improperly designed to prevent any competing bids. The plaintiffs assert claims for breach of fiduciary duty, aiding and abetting such breaches, abuse of control and mismanagement. They contend that their breach of fiduciary duty claim with respect to the proposed merger should be certified as a class action, that the merger agreement should be declared unenforceable, and that the proposed merger should be enjoined. The plaintiffs seek unspecified damages and other relief. On March 23, 2011, the plaintiffs filed a second amendment to their petition alleging that Pride’s current directors also breached their fiduciary duties by failing to disclose material information or making materially inadequate disclosures concerning the proposed merger in the registration statement on Form S-4.

On February 9, 2011, Cary Abrams, a purported stockholder of Pride, filed a class action petition in state court in Harris County, Texas requesting temporary and permanent injunctive relief enjoining the merger and rescission of the merger if consummated. On February 10, 2011, Astor BK Realty Trust, another purported stockholder of Pride, filed a substantially similar lawsuit in Harris County, Texas. The lawsuits allege that all of Pride’s current directors breached their fiduciary duties by agreeing to inadequate consideration for Pride’s stockholders and by approving a merger agreement that includes deal protection devices allegedly designed to ensure that Pride will not receive a superior offer. The lawsuits also allege that Pride and Ensco aided and abetted the directors in the breaches of their fiduciary duties. The plaintiffs seek unspecified damages and other relief. On March 29, 2011, the plaintiffs filed a joint amendment to their petitions alleging that Pride’s current directors also breached their fiduciary duties by failing to disclose material information or making materially inadequate disclosures concerning the proposed merger in the registration statement on Form S-4.

On February 10, 2011, Saratoga Advantage Trust, a purported stockholder of Pride, filed a class action complaint in the Delaware Court of Chancery seeking preliminary and permanent injunctive relief enjoining the merger. On February 17, 2011, Elizabeth Wiggs-Jacques, another purported stockholder of Pride, filed a substantially similar lawsuit in the Delaware Court of Chancery. On March 1, 2011, Barry Smith, another purported stockholder of Pride, filed a substantially similar suit in the Delaware Court of Chancery. The plaintiffs allege that all of Pride’s current directors breached their fiduciary duties by approving the merger agreement because it provides inadequate consideration to Pride’s stockholders and contains provisions designed to ensure that Pride will not receive a competing superior proposal. The plaintiffs also allege that Pride and Ensco aided and abetted the directors in purportedly breaching their fiduciary duties. In addition, the plaintiffs seek rescission of the merger should it be consummated, as well as other unspecified equitable relief. On March 9, 2011, Elizabeth Wiggs-Jacques amended her complaint adding allegations that Pride’s current directors failed to disclose material information concerning the proposed merger in the registration statement on Form S-4. On March 18, 2011, the Delaware Court of Chancery entered an order consolidating the three actions, which is captioned In re Pride International, Inc. Shareholders Litigation, Consolidated C.A. No. 6201-VCS.

On March 8, 2011, Booth Family Trust, a purported stockholder of Pride, filed a class action complaint in U.S. District Court for the Southern District of Texas (Houston Division) requesting injunctive relief preventing the consummation of the merger, a directive to Pride’s current directors to exercise their fiduciary duties to obtain a transaction in the best interests of Pride’s stockholders and rescission of the merger agreement to the extent it has been implemented. The lawsuit alleges that the defendants violated the Exchange Act by making untrue statements of material fact and omitting to state material facts necessary to make the statements that were made in the registration statement on Form S-4 not misleading. The lawsuit further alleges that all of Pride’s current directors breached their fiduciary duties by agreeing to inadequate consideration for Pride stockholders and by approving the merger agreement without regard to the effect of the transaction on Pride stockholders. The lawsuit also alleges that Pride and Ensco aided and abetted the directors in the breaches of their fiduciary duties. The plaintiffs seek unspecified damages and other relief.

Pride, Pride’s directors, Ensco, Delaware Sub and Merger Sub believe that the claims stated in the complaints relating to the merger are all without merit, and they intend to defend such actions vigorously.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement, as amended, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Ensco shareholders and Pride stockholders are encouraged to carefully read the merger agreement in its entirety.

As a stockholder, you are not a third party beneficiary of the merger agreement, and therefore you may not directly enforce any of its terms and conditions, other than the limited right of Pride stockholders to receive the merger consideration if and after the closing occurs. The representations and warranties described below and included in the merger agreement were made among Ensco, Merger Sub, Delaware Sub and Pride to the other and were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally applicable under federal securities laws. The representations and warranties in the merger agreement are also qualified by information each of Pride and Ensco filed with the SEC prior to the date of the merger agreement, as well as by disclosure schedules each of the parties delivered to the other prior to the signing of the merger agreement. The disclosure schedules contain or refer to information that has been included in prior filings by Ensco and Pride with the SEC and may also include non-public information. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder’s decision to approve the proposals described in this joint proxy statement/prospectus is included in or incorporated into this document. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Ensco and Pride, rather than to establish matters as facts.

The merger agreement is described below in this joint proxy statement/prospectus and attached as Annex A hereto only to provide Pride stockholders and Ensco shareholders with information regarding its terms and conditions, and not to provide any other factual information regarding Pride, Ensco, Merger Sub, Delaware Sub or their respective businesses. You should also be aware that none of the representations and warranties has any legal effect among the parties to the merger agreement after the effective time of the merger, nor will the parties to the merger agreement be able to assert the inaccuracy of certain representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party that made the representations and warranties. Accordingly, Pride stockholders and Ensco shareholders should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Pride, Ensco, Delaware Sub or Merger Sub, and Ensco shareholders and Pride stockholders should also read the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus for additional information regarding Ensco and Pride and their respective businesses. See “Where You Can Find More Information; Incorporation by Reference.”

Ensco and Pride acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Structure of the Merger

Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time of the merger, Merger Sub will merge with and into Pride, with Pride surviving the merger as a wholly owned subsidiary of Ensco. Pride as the surviving entity of the merger is sometimes referred to as the surviving entity.

Effective Time of the Merger

The closing of the merger and the other transactions contemplated by the merger agreement will occur on the first business day after all of the conditions to the completion of the merger contained in the merger agreement have been satisfied or waived, or at such other time as Ensco and Pride may agree. At the closing, the appropriate parties will file a certificate of merger with the Secretary of State of the State of Delaware relating to the merger. The merger will become effective upon the filing of the certificate of merger or at such later time as Ensco and Pride may agree in writing and specify in the certificate of merger.

Merger Consideration

Effect on Securities

The merger agreement provides that at the effective time of the merger, each outstanding share of Pride’s common stock (other than (a) shares of common stock held directly or indirectly by Ensco, Pride or any wholly-owned subsidiary of Ensco or Pride (which will be cancelled as a result of the merger), (b) shares with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn and (c) other shares held by certain U.K. residents as described below) will be converted into the right to receive $15.60 in cash and 0.4778 American Depositary Shares (ADSs), each whole ADS representing one Class A ordinary share of Ensco, collectively referred to as the merger consideration. Shares of Pride common stock held by persons who are unable or fail to timely certify that they are not U.K. residents or, if so, are “qualified investors” within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000 will not receive Ensco ADSs as part of the merger consideration but will instead be converted into the right to receive for each share of Pride common stock an amount of cash equal to the $15.60 cash component of the merger consideration plus an additional amount equal to the net proceeds of the sale by the exchange agent, Citibank, N.A., of 0.4778 Ensco ADSs. These Pride shares are referred to as cash-only shares. As soon as reasonably practicable after the effective time of the merger, but in any event not later than the second business day after the merger, the exchange agent will send to each record holder of shares of Pride common stock a letter of transmittal, which will include the form of such certification. See “— Exchange of Certificates — Exchange Procedures.” The exchange agent will also arrange for a comparable certification process using the “agent’s message” system to be established in respect of the book entry Pride shares held in the facilities of The Depository Trust Company. To be considered timely, such certifications must be delivered to the exchange agent no later than ten business days after the exchange agent provides notice and means after the closing date of the merger to deliver such certifications through the facilities of the Depository Trust Company in the case of book entry Pride shares and six months after the closing date of the merger in the case of certificated Pride shares. With respect to book entry Pride shares, if the exchange agent receives certifications for less than 90% of the book entry Pride shares by the end of the initial 10 business day period, Ensco will extend the certification period by up to two additional 10 business day periods. The registration statement of which this joint proxy statement/prospectus is a part covers the sale of Ensco ADSs by the affiliate of the exchange agent and the effect of any failure to timely deliver such certifications by any record or beneficial owner of shares of Pride common stock.

Ensco will issue approximately 87 million Ensco ADSs, and will pay approximately $2.9 billion in cash to Pride stockholders based on the number of outstanding shares of Pride common stock. Those amounts will be adjusted depending on the actual number of shares of Pride common stock and options outstanding at the effective time of the merger.

Treatment of Employee Stock Options and Other Equity Awards

Under the terms of the Pride incentive plans and applicable award agreements, all or substantially all outstanding options to purchase Pride common stock will become fully vested and exercisable at the effective time of the merger. As of the effective time of the merger, each outstanding option to purchase shares of Pride common stock granted under a Pride incentive plan (other than the Pride Employee Stock Purchase Plan) that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by Ensco and converted into an adjusted stock right to purchase, on the same terms and conditions as applied to each such stock option immediately prior to the effective time of the merger, Ensco ADSs. Each such adjusted stock right will continue to have the same terms and conditions as applied to each such option immediately prior to the effective time of the merger, except that (A) as of the effective time of the merger, the option as so assumed and converted will be fully vested and exercisable for that number of whole Ensco ADSs (rounded down to the nearest whole Ensco ADS in the case of a fractional ADS) equal to the product of (x) the number of shares of Pride common stock subject to the assumed option immediately prior to the effective time of the merger and (y) the equity compensation exchange ratio and rounded down to the nearest whole Ensco ADS and (B) the per share exercise price under such stock right shall be adjusted by dividing the per share exercise price under such Pride stock option immediately prior to the effective time of the merger by the equity compensation exchange ratio and rounding up to the nearest whole cent. The “equity compensation exchange ratio” is the sum of (a) 0.4778 and (b) the quotient obtained by dividing $15.60 by the average of the closing prices of a share of Ensco ADSs for the five consecutive trading days immediately preceding the third trading day before the closing of the merger. The exercise price and/or number of shares of Ensco common stock that may be purchased under the assumed option will be further adjusted to the extent required for the assumed option to remain compliant with, or exempt from, the requirements of section 409A of the Code; and in the case of a Pride stock option that is intended to qualify as an incentive stock option within the meaning of section 422 of the Code, the exercise price and the number of shares of Ensco ADSs subject to the assumed option will be determined in a manner consistent with the requirements of section 424 of the Code.

To the extent a Pride restricted stock award becomes vested at the effective time of the merger, subject to the terms of the applicable Pride incentive plan, restricted stock award agreement, or other agreement between Pride and the awardholder, each share of Pride common stock subject to such award will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as applied to each share of Pride common stock. If a Pride restricted stock award does not become vested at the effective time of the merger, then each share of Pride common stock subject to such unvested Pride restricted stock award will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Pride common stock, except as set forth in the applicable Pride restricted stock award agreement, the holder of such Pride restricted stock award will receive $15.60 per share at the same time as other holders of Pride common stock and with respect to the number of Ensco ADSs received by such holder, the Pride restricted stock award will continue to vest according to the conditions of the applicable Pride incentive plan and Pride restricted stock award agreement and will continue to be subject to the applicable Pride incentive plan and Pride restricted stock award agreement. Appropriate modifications will be made to such agreements to comply with Section 409A of the Code and to provide that, upon any applicable taxable event, the awardholder may satisfy any tax withholding obligations by transferring or selling to an employee benefit trust designated by Ensco a sufficient number of Ensco ADSs equal in value to such obligation.

To the extent a Pride restricted stock unit award becomes vested at the effective time of the merger, subject to the terms of the applicable Pride incentive plan, restricted stock unit award or other agreement between Pride and awardholder, each share of Pride common stock subject to such award will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Pride common stock. If a Pride restricted stock unit does not become vested in connection with the merger, Ensco will assume each such Pride restricted stock unit award which will, as of the effective time of the merger, represent the right to acquire Ensco ADSs, subject to the terms of the applicable Pride incentive plan and restricted stock unit award agreement. The number of Ensco ADSs issuable upon vesting of such award shall be equal to the number of shares of Pride common stock that were subject to the Pride restricted stock unit award immediately prior to the effective time of the merger multiplied by the equity compensation exchange ratio described above, with any fractional Ensco ADS that results from such calculation to be settled in cash when the related Pride restricted stock unit award vests. Appropriate modifications will be made to such agreements.

Adjustments

The merger consideration will be equitably adjusted to provide holders of shares of Pride common stock the same economic effect contemplated by the merger agreement if at any time between the signing and the effective time of the merger, there is any change in the outstanding Class A ordinary shares of Ensco or Ensco ADSs, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, merger, consolidation, reorganization or similar transaction within such period, or stock dividend or distribution with a record date during such period, or any similar event shall have occurred.

Dividends and Distributions

Until Pride stockholders surrender their Pride stock certificates or book entry shares for exchange, any dividends or other distributions declared after the effective time of the merger with respect to Ensco ADSs, or Class A ordinary shares of Ensco represented by Ensco ADSs, or into which any of their shares of Pride common stock may have been converted will not be paid. Following surrender of any such shares of Pride common stock, the holder thereof will receive, without interest, in addition to the applicable merger consideration, (a) the amount of dividends or other distributions with a record date after the effective time of the merger theretofore payable with respect to the merger consideration, and (b) if the payment date for any dividend or distribution payable with respect to the merger consideration has not occurred prior to the surrender of such shares of Pride common stock, at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to the surrender of such shares of Pride common stock and a payment date subsequent to such surrender.

Fractional ADSs

No fractional Ensco ADSs will be delivered pursuant to the merger. Instead, each holder of shares of Pride common stock who would otherwise be entitled to receive a fractional Ensco ADS pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction multiplied by the market price of an Ensco ADS, calculated based on the average of the closing prices of an Ensco ADS on the NYSE for the five consecutive trading days immediately preceding the third trading day before the closing of the merger.

Appraisal Rights

Holders of Pride common stock will be entitled to appraisal rights under Delaware law and to obtain payment in cash for the judicially-determined fair value of their shares of Pride common stock in connection with the merger agreement if the merger is consummated. If any such holder fails to perfect or waives, withdraws or loses the right to appraisal under Delaware law, then (a) such shares of Pride common stock that were subject to the appraisal (appraisal shares) will cease to constitute appraisal shares and (b) the right of such holder to be paid the fair value of such holder’s appraisal shares will be forfeited and cease. If such forfeiture occurs following the effective time of the merger, each such appraisal share will thereafter be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive the merger consideration (without interest thereon). See “Appraisal Rights.”

Exchange of Certificates

Exchange Procedures

At the effective time of the merger, Ensco will make available to the exchange agent in connection with the merger the number of Ensco ADSs to be issued and the aggregate amount of cash to be paid as merger consideration (together with any amounts required to pay cash in lieu of fractional Ensco ADSs and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon).

As soon as reasonably practicable after the effective time of the merger and no later than the two business days after the closing date, the exchange agent will send a letter of transmittal to each person who was a record owner of Pride common stock at the effective time of the merger. This mailing will contain instructions on how to surrender certificates formerly representing shares of Pride common stock or book entry shares of Pride common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement. The letter of transmittal will require each holder of Pride common stock at the effective time of the merger to certify whether such holder or beneficial owner is a resident of the United Kingdom and, if a resident of the United Kingdom, whether such holder or beneficial owner is a “qualified investor”

within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000. The exchange agent will also, as soon as practicable after the effective time of the merger and not later than two business days after the closing date, provide notice to the Depository Trust Company and its participants and means for holders of book entry Pride shares to deliver an “agent’s message” through the facilities of the Depository Trust Company to exchange such shares for the merger consideration. The letter of transmittal and the notice to the Depository Trust Company and its participants will specify that shares of Pride common stock for which the foregoing certification is not timely delivered to the exchange agent will be treated as cash-only shares.

The exchange agent will cause the Ensco ADSs it receives and holds in respect of cash-only shares to be sold on the NYSE and will hold and distribute the net cash proceeds from such sale, after deduction of applicable brokerage fees and commissions and taxes, for the holders of cash-only shares upon receipt of a duly completed letter of transmittal in the case of record holders or an “agent’s message” with respect to book entry shares. The exchange agent has advised that applicable brokerage fees for such sales of Ensco ADSs will be $50.00 per trade plus a commission of $0.03 per Ensco ADS for sales of up to 100,000 Ensco ADSs, $0.02 per Ensco ADS for sales of 100,000 to 500,000 Ensco ADSs and $0.015 per Ensco ADS for sales of over 500,000 Ensco ADSs. Sales with respect to more than one holder may be aggregated in order to reduce the impact of the fees and commissions. In the case of holders of shares of Pride common stock who timely certify that they are U.K. residents and are not “qualified investors” within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000, the exchange agent will cause such Ensco ADSs to be sold promptly following the receipt of such certification, but no less frequently than once per week. In the case of beneficial holders of book entry shares of Pride common stock who fail to timely deliver any certification within ten business days after the exchange agent provides notice and means to deliver such certifications after the closing date of the merger (subject to extension), the exchange agent will cause such Ensco ADSs to be sold promptly following such cut-off date. In the case of record owners of shares of Pride common stock who fail to timely deliver any certification within six months after the closing date of the merger, the exchange agent will cause such Ensco ADSs to be sold promptly following such cut-off date. Ensco will pay all expenses of Ensco and the exchange agent, other than brokerage fees and commissions and taxes payable by the holders, in connection with sales of Ensco ADSs with respect to cash-only shares.

Until each certificate or book entry share of Pride common stock is surrendered, such certificate or book entry share will be deemed at any time after the effective time of the merger to represent only the right to receive the merger consideration upon such surrender of such certificate or book entry share, any cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon.

No Further Ownership Rights in Pride Common Stock; Transfer Books

After the effective time of the merger, there will be no transfers on the stock transfer books of Pride of any shares of Pride common stock. Certificates or book entry shares of Pride common stock presented to the surviving entity after the effective time of the merger will be cancelled and exchanged for the merger consideration payable in respect of such certificates or book entry shares, any cash in lieu of fractional Ensco ADSs and any distributions with respect to Ensco ADSs to which the holders thereof are entitled pursuant to the merger agreement, without interest thereon.

Termination of Exchange Fund

Any portion of the merger consideration, payable pursuant to the merger agreement and made available to the exchange agent, that remains unclaimed by holders of Pride common stock for 12 months after the effective time of the merger will be returned to Ensco upon demand. Thereafter, a holder of Pride common stock must look only to Ensco and the surviving entity for payment of the merger consideration, any cash in lieu of fractional Ensco ADSs and any distributions with respect to Ensco ADSs, to which the holder is entitled under the terms of the merger agreement, without interest thereon.

Lost Stock Certificates

If a certificate formerly representing shares of Pride common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by Ensco or the exchange agent, the posting of a bond in such reasonable amount as Ensco or the exchange agent will direct as indemnity.

Withholding Taxes

Each of Ensco, the surviving entity and the exchange agent will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the merger consideration payable to any Pride stockholder the amounts it is required to deduct and withhold under the Code, or any applicable state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the Pride stockholders from whom they were withheld if such amounts are duly and timely paid to the appropriate tax authority.

Representations and Warranties

The merger agreement contains generally customary representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties were made for the purposes, and subject to the qualifications, limitations, exceptions and disclosure schedules, described in the introduction to “The Merger Agreement.” Each of Pride, on the one hand, and Ensco, Merger Sub and Delaware Sub, on the other hand, has made representations and warranties to the other in the merger agreement with respect to the following subject matters:

•	corporate existence, good standing and qualification to conduct business;

•	corporate power and authority to execute and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	capitalization;

•	with respect to each party’s significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Exchange Act), existence, good standing, qualification and corporate authority to conduct its business, and capitalization;

•	compliance with laws and permits and compliance with anti-corruption laws;

•	absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations under the merger agreement;

•	governmental and regulatory approvals or consents required to complete the merger;

•	filings and reports with the SEC, financial statements, internal controls and disclosure controls and procedures;

•	absence of litigation;

•	absence of certain changes since December 31, 2009;

•	tax matters;

•	employee benefit plans and matters relating to the Employee Retirement Income Security Act of 1976, as amended;

•	labor matters;

•	environmental matters;

•	intellectual property;

•	absence of material orders, writs, fines, injunctions, decrees, judgments, awards or determinations;

•	maintenance of insurance;

•	broker’s or finder’s fees;

•	recommendation of the merger by board of directors and required stockholder or shareholder vote and receipt of opinion of financial advisor;

•	beneficial ownership of the other party’s capital shares;

•	stockholder or shareholder votes required in connection with the merger agreement;

•	ownership of drilling units;

•	undisclosed liabilities;

•	certain contracts;

•	capital expenditure program;

•	derivative transactions;

•	disclosure controls and procedures; and

•	transactions with affiliates.

Pride has made additional representations and warranties to Ensco in the merger agreement with respect to the following subject matters:

•	state anti-takeover laws; and

•	the Pride rights agreement.

Certain representations and warranties of Ensco and Pride are qualified as to materiality or as to “material adverse effect,” which when used with respect to Ensco and Pride means, as the case may be, a materially adverse effect on the assets, properties, business results of operation or condition (financial or otherwise) of such party and its subsidiaries taken as a whole, except that no material adverse effect may be caused by or arise from:

•	changes or occurrences generally affecting the drilling services industry or the economy or the financial or securities markets in the United States, in any region in which such party operates or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection (unless materially disproportionately impacting such party relative to other comparable industry participants);

•	events related to the impact of the Macondo well incident in the U.S. Gulf of Mexico on deepwater and other offshore drilling operations;

•	the announcement of the merger agreement, any actions taken in compliance with the merger agreement or the consummation of the merger;

•	fluctuations in the stock price or trading volume of such party’s securities (unless due to a circumstance which would separately constitute a material adverse effect);

•	a change in applicable law or GAAP, or interpretations thereof;

•	any legal proceedings brought by any of the current or former shareholders of such party (on their own behalf or on behalf of such party) arising out of or related to the merger agreement or any of the transactions contemplated by the merger agreement; or

•	the failure of such party to meet internal or analysts’ expectations, projections or budgets (unless due to a circumstance which would separately constitute a material adverse effect).

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	approval by Ensco shareholders of the issuance and delivery of the Ensco ADSs pursuant to the merger agreement;

•	adoption by Pride stockholders of the merger agreement;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act (which was satisfied on March 30, 2011);

•	the absence of (a) any pending or threatened in writing claim, proceeding or action by an agency of the government of the United States seeking to restrain, prohibit or rescind any transactions contemplated by the merger agreement as an actual or threatened violation of any antitrust law or seeking to penalize a party for completing any such transaction and (b) any final or preliminary administrative order that remains in effect denying approval of or prohibiting the merger issued by a governmental entity with jurisdiction to enforce any applicable non-U.S. antitrust laws of a specified jurisdiction, in each case which is reasonably likely to require any competition actions, which are described in “—Additional Agreements—Efforts Related to Consents and Approvals of Governmental Entities and Third Parties”;

•	the absence of any decree, order or injunction of a U.S. or non-U.S. court of competent jurisdiction prohibiting the consummation of the merger;

•	the effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, the effectiveness of a Form F-6 registration statement with respect to the Ensco ADSs, the absence of any stop order suspending the effectiveness of the Form S-4 or Form F-6, and the U.K. Listing Authority having approved a prospectus for residents of the United Kingdom, if such prospectus is required; and

•	the approval for listing on the NYSE of Ensco ADSs to be delivered pursuant to the merger agreement, subject to official notice of issuance.

Additional Conditions to Ensco’s and Merger Sub’s Obligations

The obligation of Ensco and Merger Sub to complete the merger is also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	Pride shall have performed in all material respects its covenants and agreements contained in the merger agreement;

•	the representations and warranties of Pride set forth in the merger agreement concerning (a) existence, good standing and authority shall be true and correct in all respects (except, in each such case for any inaccuracies that are de minimis in the aggregate) as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (b) authorization and enforceability of the merger agreement and capitalization shall be true and correct in all respects (except, in each such case for any inaccuracies that are de minimis in the aggregate) as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•	the other representations and warranties of Pride set forth in the merger agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct individually or in the aggregate has not had and would not be reasonably likely to have or result in a material adverse effect on Pride; and

•	Pride shall deliver to Ensco an officer’s certificate, dated the closing date of the merger, certifying that certain closing conditions have been satisfied.

Additional Conditions to Pride’s Obligations

The obligation of Pride to complete the merger is also subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	Ensco, Merger Sub and Delaware Sub shall have performed in all material respects their respective covenants and agreements contained in the merger agreement;

•	the representations and warranties of Ensco, Merger Sub and Delaware Sub set forth in the merger agreement concerning (a) existence, good standing and authority shall be true and correct in all respects (except, in each such case for any inaccuracies that are de minimis in the aggregate) as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (b) authorization and enforceability of the merger agreement and capitalization shall be true and correct in all respects (except, in each such case for any inaccuracies that are de minimis in the aggregate) as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•	the other representations and warranties of Ensco, Merger Sub and Delaware Sub set forth in the merger agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) as of the closing date of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct individually or in the aggregate has not had and would not be reasonably likely to have or result in a material adverse effect on Ensco; and

•	Ensco, Merger Sub and Delaware Sub shall deliver to Pride an officer’s certificate, dated the closing date of the merger, certifying that certain closing conditions have been satisfied.

Conduct of Business Pending the Merger

Conduct of Pride’s and Ensco’s Business

Prior to the effective time of the merger, except as stated in the disclosure schedules of Pride or Ensco, as applicable, expressly contemplated by the merger agreement or required by law, unless the other party has consented in writing, each of Pride and Ensco will, and will cause their respective subsidiaries to:

•	conduct operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted;

•	use reasonable best efforts to preserve intact their business organizations and goodwill (except that any wholly owned subsidiaries may be merged with or into, or be consolidated with any wholly owned subsidiaries or may be liquidated into it or any wholly owned subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

•	promptly notify the other of (a) any material change in its condition (financial or otherwise) or business or any termination or material breach of any material contract, (b) any material litigation or proceedings or material governmental complaints, investigations or hearings, and (c) any occurrence reasonably likely to result in a material adverse effect on such party;

•	promptly deliver to the other correct copies of any report, statement or schedule filed with the SEC other than those filed via the SEC’s EDGAR system;

•	use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for it; and

•	not terminate, amend, modify or waive any provision of any agreement with a standstill covenant to which it is a party, and to enforce, to the fullest extent permitted under applicable law, the provisions of these standstill agreements, including by obtaining injunctions to prevent any breaches of those agreements and enforcing specifically the terms and provisions of those agreements, unless, in each case, in the good faith opinion of its board of directors after consultation with outside legal counsel doing so would be inconsistent with its fiduciary duties.

Prior to the effective time of the merger, except as stated in the disclosure schedules of Pride or Ensco, as applicable, expressly contemplated by the merger agreement or required by law, unless the other party has consented in writing, each of Pride and Ensco will refrain from taking, and will cause their respective subsidiaries to refrain from taking, the following actions:

•	amend, in the case of Pride, its certificate of incorporation or bylaws or, in the case of Ensco, its articles of association;

•	in the case of Ensco, allow Delaware Sub to amend its certificate of incorporation or bylaws or Merger Sub to amend its certificate of formation or limited liability company agreement, or take or allow Delaware Sub to take any action that is reasonably likely to cause Delaware Sub to be rendered insolvent or to materially reduce its net assets;

•	issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, securities convertible into or exchangeable for, or warrants, options or other rights to acquire, any of its capital shares, other than pursuant to options, warrants, conversion rights or other contractual rights or vesting of certain other equity awards that exist on the date of the merger agreement or to new hires or promoted employees in the ordinary course of business consistent with past practice;

•	adjust, split, combine or reclassify any capital shares or other equity interests or otherwise change its capitalization, other than grants of options to new hires or promoted employees in the ordinary course of business consistent with past practice;

•	amend or modify any options, warrants or other rights to acquire any of its capital shares that exist on the date of the merger agreement;

•	with respect to any of its employees, increase any compensation or benefits or enter into, amend or extend any employment or consulting agreement, except in the ordinary course of business consistent with past practice;

•	with respect to any of its officers at the vice president level or above or any of its directors, increase any compensation or benefits or enter into, amend or extend any employment or consulting agreement;

•	adopt any new employee benefit plan or agreement or amend any existing employee benefit plan or agreement in any material respect, except to the extent such change is less favorable to participants or is deemed necessary to comply with Section 409A of the Code;

•	terminate any executive officer without cause or permit any circumstance to exist that would give any executive officer a right to terminate employment if the termination would require enhanced separation payments upon consummation of the merger, except as approved by good faith action of its board of directors after the other party has received advance written notice of, and been consulted with respect to, the proposed action;

•	in the case of Pride, permit any holder of an option to acquire such party’s capital shares to have shares withheld upon exercise for tax purposes in excess of the minimum number needed to satisfy federal and state tax withholding requirements or otherwise required to satisfy the withholding requirements under Pride’s policy with respect to foreign tax obligations;

•	declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock (other than a dividend, distribution or payment from a wholly owned subsidiary to that party or one or more of its wholly owned subsidiaries or, in the case of Ensco, its regular quarterly dividend of $0.35 per Class A ordinary share) or redeem, purchase or otherwise acquire any shares of its capital stock, except as required by the terms of any outstanding capital stock, as contemplated by such party’s benefit plans or, in the case of Pride, as contemplated by specified employment agreements;

•	sell, lease or otherwise dispose of any assets that are material individually or in the aggregate to such party except for sales of surplus equipment, sales of other assets in the ordinary course of business, or sales, leases or other transfers between such party and its wholly owned subsidiaries or between those subsidiaries;

•	acquire or agree to acquire in any manner any business, entity or division of a business or entity for an aggregate consideration in excess of $25 million or where a filing under the HSR Act or any non-U.S. competition, antitrust or premerger notification laws is required, except with respect to any contractual commitments in effect as of the date of the merger agreement;

•	change any of the material accounting principles or practices used by it, except as may be required by a change in U.S. GAAP;

•	make or rescind any material tax election, settle any material tax claim, suit, proceeding, arbitration, investigation, audit, or controversy, or change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	incur any indebtedness for borrowed money (excluding intercompany indebtedness) in excess of, in the case of Ensco, the amount of available borrowing capacity under Ensco’s existing revolving credit facility and the amounts contemplated by the financing of the merger and, in the case of Pride, the amount of available borrowing capacity under Pride’s existing revolving credit facility;

•	issue or sell any debt securities, warrants or rights to acquire any debt securities of it, or guarantee any debt securities of others;

•	enter into any material lease or create any material mortgage, lien, security interest or other encumbrance on its property (other than certain permitted liens), except in the ordinary course of business or with or between its subsidiaries;

•	make or commit to make aggregate capital expenditures in excess of $50 million per quarter over its previously disclosed capital expenditure forecast for such quarter, excluding capital expenditures to repair or replace equipment necessary to continue operation on any drilling unit in a manner consistent with the operation of such drilling unit as of the date of the merger agreement;

•	purchase or otherwise acquire either party’s shares other than in the ordinary course of business pursuant to employee benefit plans;

•	take any action reasonably likely to (a) prevent, materially delay or materially impede the consummation of the merger or the transactions contemplated by the merger agreement or (b) delay materially or adversely affect the ability of any of the parties to the merger agreement to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by the merger agreement;

•	mortgage, pledge, hypothecate, grant any security interest in any of its assets or otherwise subject any of its assets to any lien, other than certain permitted liens; or

•	agree to take any of the foregoing actions.

Additional Agreements

No Solicitation by Pride of Acquisition Proposals

Subject to certain exceptions described below, Pride has agreed that neither it nor any of its subsidiaries will, and it will not authorize or permit any officers, directors, employees, agents or representatives of Pride or any of its subsidiaries (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, (i) directly or indirectly solicit, initiate, encourage or participate in any discussions or knowingly encourage a “Pride acquisition proposal” (as defined below), (ii) take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) relating to a Pride acquisition proposal, (iii) cooperate with, or assist, participate or engage in any substantive discussions or negotiations concerning a Pride acquisition proposal, (iv) amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or (v) resolve to propose or agree to do any of the foregoing. Pride has further agreed that it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing.

For purposes of the no solicitation provisions in the merger agreement, the term “Pride acquisition proposal” means any inquiry, proposal or offer relating to a tender or exchange offer, merger, consolidation or business combination other than the transactions contemplated by the merger agreement involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of Pride and its subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of Pride, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of Pride’s voting securities is issued to a third party or its stockholders.

Nothing in the merger agreement prevents Pride or its board of directors from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to any Pride acquisition proposal, (ii) prior to obtaining Pride stockholder adoption of the merger agreement, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the confidentiality agreement dated December 18, 2010, between Ensco and Pride and which does not contain terms that prevent Pride from complying with its obligations under the no solicitation provisions of the merger agreement) to or engaging in any negotiations or substantive discussions with any person who has made an unsolicited bona fide written Pride acquisition proposal that Pride’s board of directors determines in good faith constitutes, or could reasonably be expected to result in, a “Pride superior proposal” (as described below), to the extent Pride’s board of directors, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (iii) prior to obtaining Pride stockholder adoption of the merger agreement, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to the merger agreement.

Prior to participating in any substantive discussions or negotiations and as promptly as practicable (and in any event within 24 hours) after receipt of a Pride acquisition proposal, any inquiry with respect to an acquisition proposal, or any request for information in connection with such a proposal, Pride has agreed to:

•	notify Ensco orally and in writing of any such proposal, inquiry or request, the identity of the person or group making such proposal, inquiry or request, and the material terms and conditions of any Pride acquisition proposal;

•	keep Ensco reasonably informed on a timely basis of the status and material details of any acquisition proposal;

•	provide Ensco after receipt or delivery with copies of all correspondence and other written material sent or provided to Pride from any third party or sent or provided by Pride to a third party in connection with any acquisition proposal; and

•	provide or make available to Ensco any material nonpublic information concerning itself or any of its subsidiaries that Pride has provided to the third party making such acquisition proposal that was not previously provided or made available to Ensco.

For purposes of the no solicitation provisions in the merger agreement, the term “superior proposal” means an unsolicited bona fide written Pride acquisition proposal with respect to all the outstanding Pride common stock or all or substantially all the assets of Pride that, in the good faith judgment of Pride’s board of directors, taking into account the likelihood of financing, stockholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the merger contemplated by the merger agreement. For the purposes of making a superior proposal determination, it is understood by the parties that such determination necessarily will (i) be based on limited information compared to a termination determination made in connection with a superior proposal as described under “— Termination of the Merger Agreement” below, (ii) require assumptions that shall be made in the good faith judgment of such party’s board of directors and (iii) not be as complete or informed as, and will be distinct from, a superior proposal determination made for the purposes described under “— Termination of the Merger Agreement” below.

Pride’s Ability to Make a Change in its Recommendation to Stockholders

Notwithstanding anything in the merger agreement to the contrary, the board of directors of Pride may make an “adverse recommendation change” (under the circumstances described below under “— Shareholders and Stockholders Meetings”) by:

•	withdrawing or publicly proposing to withdraw (or amend or modify in a manner adverse to Ensco) the approval, recommendation or declaration of advisability of its board of directors of the merger agreement or any of the transactions contemplated by the merger agreement; or

•	recommending, adopting or approving, or proposing publicly to recommend, adopt or approve, a Pride acquisition proposal.

No Solicitation by Ensco of Alternative Proposals

Subject to certain exceptions described below, Ensco has agreed that neither it nor any of its subsidiaries will, and it will not authorize or permit any officers, directors, employees, agents or representatives of the Ensco or any of its subsidiaries (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, (i) directly or indirectly solicit, initiate, encourage or participate in any discussions or knowingly encourage an “Ensco alternative proposal” (as defined below), (ii) take any action designed to approve, endorse recommend or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) relating to an Ensco alternative proposal, (iii) cooperate with, or assist, participate or engage in any substantive discussions or negotiations concerning, an Ensco alternative proposal, (iv) amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or (v) resolve to propose or agree to do any of the foregoing. Ensco has further agreed that it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing.

For purposes of the no solicitation provisions in the merger agreement, the term “Ensco alternative proposal” means any inquiry, proposal or offer relating to a tender or exchange offer, merger, consolidation or business combination other than the transactions contemplated by the merger agreement involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of Ensco and its subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of Ensco, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of Ensco’s voting securities is issued to a third party or its stockholders.

Nothing in the merger agreement prevents Ensco or its board of directors from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to any Ensco alternative proposal, (ii) prior to obtaining Ensco shareholder approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the confidentiality agreement dated December 18, 2010, between Ensco and Pride and which does not contain terms that prevent Ensco from complying with its obligations under the no solicitation provisions of the merger agreement) or engaging in any negotiations or substantive discussions with any person who has made an unsolicited bona fide written Ensco alternative proposal that Ensco’s board of directors determines in good faith constitutes or could reasonably be expected to result in a “Ensco superior proposal” (as described below), to the extent Ensco’s board of directors, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (iii) prior to obtaining Ensco shareholder approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to the merger agreement.

Prior to participating in any substantive discussions or negotiations and as promptly as practicable (and in any event within 24 hours) after receipt of an Ensco alternative proposal, any inquiry with respect to an alternative proposal, or any request for information in connection with such a proposal, Ensco has agreed to:

•	notify Pride orally and in writing of any such proposal, inquiry or request, the identity of the person or group making such proposal, inquiry or request, and the material terms and conditions of any Ensco alternative proposal;

•	keep Pride reasonably informed on a timely basis of the status and material details of any alternative proposal;

•	provide Pride after receipt or delivery with copies of all correspondence and other written material sent or provided to Ensco from any third party or sent or provided by Ensco to a third party in connection with any alternative proposal; and

•	provide or make available to Pride any material nonpublic information concerning itself or any of its subsidiaries that Ensco has provided to the third party making such alternative proposal that was not previously provided or made available to Pride.

For purposes of the no solicitation provisions in the merger agreement, the term “superior proposal” means an unsolicited bona fide written Ensco alternative proposal with respect to all the outstanding Ensco ADSs or all or substantially all the assets of Ensco that, in the good faith judgment of Ensco’s board of directors, taking into account the likelihood of financing, shareholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the merger contemplated by the merger agreement. For the purposes of making a superior proposal determination, it is understood by the parties that such determination necessarily will (i) be based on limited information compared to a termination determination made in connection with a superior proposal as described under “— Termination of the Merger Agreement” below, (ii) require assumptions that shall be made in the good faith judgment of such party’s board of directors and (iii) not be as complete or informed as, and will be distinct from, a superior proposal determination made for the purposes described under “— Termination of the Merger Agreement” below.

Ensco’s Ability to Make a Change in its Recommendation to Shareholders

Notwithstanding anything in the merger agreement to the contrary, the board of directors of Ensco may make an “adverse recommendation change” (under the circumstances described below under ‘‘— Shareholders and Stockholders Meetings”) by:

•	withdrawing or publicly proposing to withdraw (or amend or modify in a manner adverse to Pride) the approval, recommendation or declaration of advisability of its board of directors of the merger agreement or any of the transactions contemplated by the merger agreement or

•	recommending, adopting or approving, or proposing publicly to recommend, adopt or approve, an Ensco alternative proposal.

Registration Statements

Pride and Ensco agreed to promptly prepare and file with the SEC a Form S-4 registration statement of which this joint proxy statement/prospectus constitutes a part. Each of the parties also agreed to use its reasonable best efforts to respond to any comments received from the SEC and promptly notify the other party upon the receipt of any comments or requests from the SEC related to this joint proxy statement/prospectus. To the extent necessary, Ensco shall cause the ADS Depositary to prepare and file with the SEC, a registration statement on Form F-6 with respect to the Ensco ADSs deliverable in connection with the Merger.

Ensco and Pride will use all reasonable best efforts to have the Form S-4 and Form F-6 registration statements declared effective under the Securities Act as promptly as practicable and to keep the registration statements effective as long as necessary to consummate the merger. Ensco will also take actions required to be taken under any applicable state securities laws in connection with the issuance of shares of Ensco common stock pursuant to the merger agreement. Promptly after the effectiveness of the registration statement, Ensco and Pride will cause the proxy statement/prospectus to be mailed to their respective stockholders, and if necessary, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the effective time of the merger, the officers and directors of Ensco or Pride discover any statement which, in light of the circumstances in which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement not misleading, then such party will immediately notify the other party of such misstatements or omissions.

If Ensco determines in its reasonable discretion that it is necessary or advisable to deliver a prospectus to residents of the United Kingdom pursuant to the U.K. Prospectus Rules made by the U.K. Listing Authority under Part 6 of U.K. Financial Services and Markets Act 2000, then Ensco will prepare and file with the U.K. Listing Authority, on or before the date of the initial filing of the Form S-4, for its approval a draft copy of such prospectus. Ensco will cause the U.K. prospectus to comply as to form and substance in all material respects with the requirements of all applicable laws.

Shareholders and Stockholders Meetings

Ensco and Pride have agreed to use their reasonable best efforts to cause their respective shareholders and stockholders meetings to be held on the same date.

Ensco has agreed to submit the issuance and delivery of Ensco ADSs pursuant to the merger agreement to its shareholders regardless of whether the Ensco board of directors makes an adverse recommendation change. The board of directors of Ensco will recommend approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement, and solicit proxies from its shareholders in favor of such matter; provided, however that the board of directors of Ensco, prior to the approval of such matter by its shareholders, and upon two business day’s notice to Pride, may make an adverse recommendation change if (i) in the good faith opinion of the board of directors of Ensco the failure to withdraw its recommendation would be inconsistent with its fiduciary obligations, (ii) during the two business day period, Ensco shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of the merger agreement that Pride may propose so as to enable the board of directors of Ensco to proceed with its recommendation to approve the issuance and delivery of Ensco ADSs in the merger, and (iii) at the end of such two business day period, the board of directors of Ensco maintains its determination that failure to make an Ensco adverse recommendation change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of the merger agreement). If, within 10 business days prior to the scheduled meeting date, the board of directors of Ensco determines that failure to make a Ensco adverse recommendation change would be inconsistent with its fiduciary obligations, Ensco is permitted to adjourn or postpone the Ensco shareholders meeting (including any postponements or adjournments thereof) for up to 10 business days.

Pride has agreed to submit the merger agreement to its stockholders regardless of whether the Pride board of directors makes an adverse recommendation change. The board of directors of Pride will recommend adoption of the merger agreement, and solicit proxies from its stockholders in favor of adoption of the merger agreement; provided, however, that the board of directors of Pride prior to the approval of such matters by its stockholders, and upon two business day’s notice to Ensco, may make an adverse recommendation change if (i) in the good faith opinion of the board of directors of Pride the failure to withdraw its recommendation would be inconsistent with its fiduciary obligations, (ii) during the two business day period, Pride shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of the merger agreement that Ensco may propose so as to enable the board of directors of Pride to proceed with its recommendation to adopt the merger agreement, and (iii) at the end of such two business day period, the board of directors of Pride maintains its determination that failure to make a Pride adverse recommendation change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of the merger agreement). If, within 10 business days prior to the scheduled meeting date, the board of directors of Pride determines that failure to make a Pride adverse recommendation change would be inconsistent with its fiduciary obligations, Pride is permitted to adjourn or postpone the Pride stockholders meeting (including any postponements or adjournments thereof) for up to 10 business days.

Stock Exchange Listing

Ensco has agreed to promptly prepare and submit to the NYSE a listing application covering the Ensco ADSs deliverable in connection with the merger and to obtain, prior to the effective time of the merger, approval for the listing of such Ensco ADSs, subject to official notice of issuance.

Efforts Related to Consents and Approvals of Governmental Entities and Third Parties

Each of Ensco and Pride has agreed to:

•	make its respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust, or premerger notification laws, promptly and thereafter make any other required submissions under the HSR Act or other such laws;

•	use its reasonable best efforts to cooperate with the other party in:

•	determining which filings, consents, approvals, permits, and authorizations are required to be made with or obtained from any governmental entity prior to the effective time of the merger;

•	timely making all such filings and seeking all such consents, approvals, permits or authorizations without causing a material adverse affect;

•	promptly notify the other party of any communication concerning the merger agreement or the transactions contemplated by the merger agreement from any governmental entity and permit the other party to review in advance any proposed communication concerning the merger agreement or the transactions contemplated by the merger agreement to any governmental entity;

•	not agree to participate in any meeting or material discussion with any governmental entity regarding any filing, investigation or other inquiry concerning the merger agreement or the transactions contemplated by the merger agreement unless the other party is consulted in advance and, to the extent permitted by such governmental entity, is given the opportunity to participate;

•	furnish the other party with copies of all correspondence, filings and communications between them and their affiliates and their respective representatives and any governmental entity regarding the merger agreement and the transactions contemplated by the merger agreement; and

•	furnish the other party with such necessary information and reasonable assistance reasonably requested in connection with the preparation of necessary filings, registrations or submissions of information to any governmental entity.

Subject to certain provisions of the merger agreement, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the merger or any other transaction contemplated by the merger agreement, each of Pride and Ensco will cooperate in all respects with each other and will use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the merger or any other transactions contemplated hereby.

Nothing in the merger agreement requires either Ensco or Pride, in an effort to comply with the HSR Act or non-U.S. antitrust laws, to take any “competition actions,” which means to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses or to commit or agree to any of the foregoing, other than dispositions, limitations or consents, commitments or agreements which in each such case may be conditioned upon the consummation of the merger and the transactions contemplated by the merger agreement and which, in the reasonable good faith judgment of both Ensco and Pride, do not and are not reasonably likely to individually or in the aggregate have a material adverse effect on either Ensco or Pride. Ensco and Pride have further agreed not to take any such actions without the prior written agreement of the other party.

Financing

Ensco has agreed to use its reasonable best efforts to:

•	obtain financing on the terms and conditions set forth in the financing commitments that are described under “Description of Debt Financing” (or substitute financing commitments) or on terms more favorable to Ensco;

•	negotiate definitive agreements with respect to the financing on the terms and conditions contained in the financing commitments; and

•	consummate the financing at or prior to the closing of the merger.

Ensco has agreed to give Pride prompt notice upon becoming aware of any termination of the financing commitments and to keep Pride informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange financing. Each party agrees to give the other party prompt notice upon becoming aware of any event that makes procurement of any portion of the financing unlikely in the manner or from the sources contemplated in the financing commitments, in which case, Ensco will use its reasonable best efforts to arrange as promptly as practicable any such portion from alternate sources on terms and conditions substantially no less favorable to Ensco. Ensco will take and use reasonable best efforts to cause its subsidiaries to take, and at the request of Ensco, Pride will take and use its reasonable best efforts to cause its subsidiaries to take, all actions reasonably necessary in connection with the financing.

In connection with the financing, each of Ensco and Pride has agreed to use its reasonable best efforts to:

•	provide reasonably required information relating to it and its subsidiaries to the parties providing financing;

•	participate in meetings, drafting sessions and due diligence sessions in connection with the financing;

•	assist in the preparation of any offering documents and materials for rating agency presentations;

•	reasonably cooperate with the marketing efforts for any portion of the financing;

•	execute and deliver customary certificates, accounting comfort letters, legal opinions, surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the financing as may be reasonably necessary in connection with the financing;

•	enter into one or more secured or unsecured credit or other agreements on terms satisfactory to Ensco that are reasonably necessary in connection with the financing;

•	furnish Ensco and its financing sources as promptly as practicable with all financial and other information regarding the parties and their respective subsidiaries as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act;

•	provide the financial information required by the financing commitments;

•	take all actions reasonably necessary in connection with the pay off of existing indebtedness and the release of related liens; and

•	take all corporate actions reasonably necessary to permit the consummation of the financing and the direct borrowing or incurrence of all proceeds of the financing by Ensco immediately following the effective time of the merger.

Ensco’s obligation to complete the merger is not conditioned upon its obtaining financing.

Employee Matters

From and after the effective time of the merger, Ensco has agreed to, and has agreed to cause the surviving entity or any employing subsidiary to, provide any person employed by Pride or any of its subsidiaries as of the day immediately prior to the effective time of the merger employee benefits that are no less favorable in the aggregate than those provided by Pride (with the exception of the Pride Employee Stock Purchase Plan and its supplemental executive retirement plans) immediately prior to the effective time or, in the sole discretion of Ensco, those provided by Ensco or its subsidiaries to similarly situated employees.

From and after the effective time of the merger, with respect to the year ended December 31, 2011, employees of Pride immediately prior to effective time will be eligible to participate in such annual bonus plans as are sponsored by Ensco or its subsidiaries for similarly situated employees and will have a bonus opportunity under such plan that is no less than that of similarly situated employees of Ensco who are eligible to participate in such plan but only with respect to the portion of the calendar year in which such employees of Pride are employed by Ensco or its subsidiaries. Ensco or its subsidiaries have no obligation to continue to employ or engage employees of Pride following the effective time of the merger, other than obligations in accordance with applicable law or collective bargaining contracts.

From and after the effective time of the merger, Ensco and the surviving entity have agreed to honor all Pride benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the effective time of the merger, provided that this agreement will not limit the right of Pride or Ensco and the surviving entity from amending or terminating such plans, arrangements and agreements in accordance with their terms.

Ensco will credit each employee for the period of employment and service recognized by the applicable employer immediately prior to the effective time of the merger for purposes of determining such employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria) and vesting under (but not benefit accrual for any purpose other than vacation pay, severance and termination pay, sick leave, post-retirement health coverage and satisfaction of early retirement criteria) all employee benefit plans, programs, policies or similar employment related arrangements of Ensco in which such employee is eligible to participate.

Prior to the effective time of the merger, Ensco and Pride will cooperate in good faith to establish a process to promptly integrate the Ensco benefit plans and the Pride benefit plans following the effective time of the merger.

In the event the merger closes prior to June 30, 2011 (the next regularly scheduled purchase date for Pride’s Employee Stock Purchase Plan), Pride will establish a date before the effective time of the merger as the final purchase date under the terms of Pride’s Employee Stock Purchase Plan, and will cause all accumulated cash balances credited to the account of each participant in the plan on such final purchase date to be applied to purchase the number of shares of Pride common stock that could be purchased with such amounts on such date pursuant to the plan.

Indemnification and Insurance

From and after the effective time of the merger, Ensco and the surviving entity will indemnify, defend and hold harmless, and will advance expenses to, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the effective time of the merger, an officer or director of Pride (or any subsidiary thereof) and each person who served at the request of Pride as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the effective time of the merger.

The rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in Pride’s certificate of incorporation and bylaws of the indemnitees specified therein with respect to matters occurring through the effective time, will survive the merger for a period of no less than six years and will not be amended during such period.

At or prior to the effective time of the merger, Pride will use its reasonable best efforts to purchase a “tail” directors’ and officers’ liability insurance policy covering at least six years after the effective time the indemnified parties on terms no less advantageous than such existing insurance. If Pride does not purchase such a policy, for a period of six years after the effective time of the merger, Ensco and the surviving entity will maintain directors’ and officers’ liability insurance covering the indemnified parties who are, or at any time prior to the effective time of the merger were, covered by Pride’s existing directors’ and officers’ liability insurance policies on terms substantially no less advantageous to the indemnified parties than such existing insurance; provided, that Ensco and the surviving entity are not required to pay annual premiums in excess of 300% of the last annual premium paid by Pride.

Publicity

Pride, Ensco, Merger Sub and Delaware Sub have agreed to use reasonable best efforts to consult with each other before issuing any press release or public announcement pertaining to the merger agreement of the merger and will not issue any such press release or make any such public announcement, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement will use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

Notice of Certain Events

Each of Pride and Ensco agree to give prompt notice to the other party, and to use commercially reasonable efforts to prevent or promptly remedy, the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which would be reasonably likely to cause the failure of any of the conditions to closing of the merger.

Access; Confidentiality

Until the effective time of the merger and subject to the requirements of applicable laws, Pride has agreed to (i) provide to Ensco, its counsel, advisors and authorized representatives reasonable access during normal business hours to the offices, properties, books and records of Pride and any of its subsidiaries, (ii) furnish to Ensco, its counsel, advisors and authorized representatives such financial and operating data and other information as such persons may reasonably request (including, to the extent possible, furnishing to Ensco the financial results of Pride and its subsidiaries in advance of any filing with the SEC containing such financial results), and (iii) instruct the employees, counsel, advisors and other authorized representatives of Pride and its subsidiaries to cooperate reasonably with Ensco in its investigation of Pride and its subsidiaries. Pride and its subsidiaries will not be required to disclose any information that would cause a risk of a loss of privilege to

Pride and its subsidiaries or which is required to be kept confidential by an agreement with a third party. All non-public information obtained by Ensco is subject to a confidentiality agreement between Ensco and Pride, dated December 18, 2010.

Pride Rights Agreement; State Anti-Takeover Laws

Prior to the effective time of the merger, Pride’s board of directors will take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the effective time) the rights agreement between Pride and American Stock Transfer and Trust Company, dated September 13, 2001) necessary to cause the Final Expiration Date (as defined in the Pride rights agreement) of the Pride rights to occur immediately prior to the effective time of the merger so that the Pride rights will expire immediately prior to the effective time. Other than (a) with the prior written consent of Ensco or (b) pursuant to, and immediately prior to, termination of the merger agreement by Pride in compliance with certain provisions of the merger agreement, neither the Pride’s board of directors nor Pride will (i) take any other action to terminate the Pride rights agreement, redeem the Pride rights, cause any person (other than Ensco and its affiliates) not to be or become an Acquiring Person (as defined in the Pride rights agreement), or otherwise amend rights Agreement in a manner adverse to Ensco or its affiliates or (ii) take any action so that the restrictions on business combinations under Delaware law are not applicable to any agreement, transaction or person.

Other Agreements

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except for costs relating to the financing by Ensco, indemnification and insurance and fees and termination fees payable as a result of the termination of the merger agreement. Notwithstanding the foregoing, Ensco and Pride have agreed that they will share equally (i) the fees incident to the antitrust filings, (ii) the SEC and other filing fees incident to the Form S-4 and this joint proxy statement/prospectus and the costs and expenses associated with printing and mailing this joint proxy statement/prospectus, (iii) the U.K. Listing Authority and other filing fees incident to Ensco’s U.K. prospectus and the costs and expenses associated with printing and mailing Ensco’s U.K. prospectus, if required, (iv) the fees associated with the NYSE listing of Ensco ADSs, and/or (v) as otherwise agreed in writing by the parties.

Effective as of the effective time, Ensco has agreed to be bound, and the surviving entity will continue to be bound, by the obligations of Pride set forth in the Deferred Prosecution Agreement, dated November 4, 2010, between Pride and the U.S. Department of Justice, to the extent required thereby.

The Ensco’s board of directors or a committee thereof, at or prior to the effective time of the merger, shall adopt resolutions specifically approving, for purposes of Rule 16b-3 under the Exchange Act, the receipt of Ensco ADSs and Class A ordinary shares represented thereby, and of options or other rights (to the extent provided in this Agreement) to acquire Ensco ADSs and Class A ordinary shares represented thereby, by executive officers of Pride who become executive officers of Ensco subject to Rule 16b-3.

Termination of the Merger Agreement

Pride and Ensco may terminate the merger agreement at any time by mutual written consent.

Either Pride or Ensco may terminate the merger agreement at any time prior to the effective time of the merger if:

•	the merger has not been consummated by February 3, 2012; provided that the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that was the cause of, or resulted in, the failure of the merger to occur on or before that date;

•	there is a failure to obtain the requisite approval of the shareholders or stockholders of either party at a meeting of those shareholders or stockholders, provided that a party may not terminate the merger agreement for this reason if the failure to obtain the approval of such party’s shareholders or stockholders, respectively, is proximately caused by either a withdrawal, modification or change in the recommendation of such party’s board of directors, except for an adverse recommendation change made in accordance with the merger agreement, or a breach by such party of its non-solicitation obligations; or

•	a court of competent jurisdiction or governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement that has become final and nonappealable. However, the party seeking to terminate the merger agreement for this reason must have complied with the covenants in the merger agreement that generally relate to antitrust and other governmental filings and approvals and, with respect to other matters, used its reasonable best efforts to remove such injunction, decree or order.

Pride may terminate the merger agreement at any time, after consultation with its outside legal advisors, if:

•	Ensco, Merger Sub or Delaware Sub has breached any representation, warranty, covenant or agreement in the merger agreement, or any such representation or warranty has become untrue, in either case such that such condition to Pride’s obligations to consummate the merger would not be satisfied, and such breach is not curable, or, if curable, is not cured within 30 days after Pride gives written notice of the breach to Ensco, and Pride is not, at that time, in breach of any representation, warranty, covenant or agreement in the merger agreement such that such condition to Ensco’s obligation to consummate the merger would not be satisfied;

•	the board of directors of Ensco has made an adverse recommendation change and the requisite approvals of the Ensco shareholders have not yet been obtained; or

•	before obtaining the requisite approval of its stockholders, Pride concurrently enters into a binding definitive written agreement providing for the implementation of a transaction that constitutes a superior proposal for Pride after the board of directors of Pride determines in good faith after consultation with its outside legal and financial advisors that proceeding with the merger would be inconsistent with its fiduciary obligations. Pride may not terminate the merger agreement for this reason, however, unless:

•	it has complied in all material respects with its non-solicitation obligations under the merger agreement;

•	it has paid or concurrently pays the termination fee to Ensco described under “— Termination Fees” below;

•	Ensco receives at least three business days (or two business days with respect to any material revision to such superior proposal) prior written notice from Pride of its intention to effect that termination; and

•	during that three business day period (or two business day period, if applicable), Pride considers, and causes its legal and financial advisors to consider, any adjustment in the terms and conditions of the merger agreement that Ensco may propose.

Ensco may terminate the merger agreement at any time, after consultation with its outside legal advisors, if:

•	Pride has breached any representation, warranty, covenant or agreement in the merger agreement, or any such representation or warranty has become untrue, in either case such that such condition to Ensco’s and Merger Sub’s obligations to consummate the merger would not be satisfied, and such breach is not curable, or, if curable, is not cured within 30 days after Ensco gives written notice of the breach to Pride, and Ensco is not, at that time, in breach of any representation, warranty, covenant or agreement in the merger agreement such that such condition to Pride’s obligation to consummate the merger would not be satisfied;

•	the board of directors of Pride has made an adverse recommendation change and the requisite approval of the Pride stockholders has not yet been obtained; or

•	before obtaining the requisite approval of its shareholders, Ensco enters into a binding definitive written agreement providing for the implementation of a transaction that constitutes a superior proposal for Ensco after the board of directors of Ensco determines in good faith after consultation with its outside legal and financial advisors that proceeding with the merger would be inconsistent with its fiduciary obligations. Ensco may not terminate the merger agreement for this reason, however, unless:

•	it has complied in all material respects with its non-solicitation obligations under the merger agreement;

•	it has paid or concurrently pays the termination fee to Pride described under “— Termination Fees” below;

•	Pride receives at least three business days (or two business days with respect to any material revision to such superior proposal) prior written notice from Ensco of its intention to effect that termination; and

•	during that three business day period (or two business day period, if applicable), Ensco considers, and causes its legal and financial advisors to consider, any adjustment in the terms and conditions of the merger agreement that Pride may propose.

Termination Fees

Termination of the merger agreement may require Pride or Delaware Sub to pay a cash termination fee in the amount and under the following circumstances.

Pride will be required to pay to Ensco the termination fee of $260,000,000 at the time of termination of the merger agreement where the merger agreement is terminated:

•	by either party due to failure to obtain the requisite approval of Pride’s stockholders, where:

•	the failure to obtain such approval occurs after the public disclosure of an acquisition proposal for Pride by a third party; and

•	prior to such failure, the board of directors of Pride determines that such proposal constitutes a superior proposal for purposes of providing information to, or entering into negotiations or discussions with, the party making such acquisition proposal;

•	by either party due to failure to obtain the requisite approval of Pride’s stockholders, where the failure to obtain Pride stockholder approval was proximately caused by Pride’s breach of its non-solicitation obligations or obligations to submit the Merger to its stockholders for approval;

•	by Ensco due to an adverse recommendation change of Pride that was in response to an acquisition proposal for Pride; or

•	by Pride in connection with a superior proposal for Pride as described under “— Termination of the Merger Agreement” above.

Pride will also be required to pay the termination fee of $260,000,000 at the time of entry into a definitive agreement or consummation of an acquisition proposal for Pride where the merger agreement is terminated by either party due to failure to obtain the requisite approval of Pride’s stockholders, where a termination fee is not otherwise payable upon such termination as described above if:

•	the failure to obtain such approval occurs after the public disclosure of an acquisition proposal for Pride by a third party; and

•	within 12 months after such termination, Pride or any of its subsidiaries enters into a definitive agreement providing for an acquisition proposal for Pride or an acquisition proposal for Pride is consummated.

Delaware Sub will be required to pay to Pride the termination fee of $260,000,000 at the time of termination of the merger agreement where the merger agreement is terminated:

•	by Pride due to an adverse recommendation change of Ensco that was in response to an acquisition proposal for Ensco;

•	by Ensco in connection with a superior proposal for Ensco as described under “— Termination of the Merger Agreement” above;

•	by either party due to failure to obtain the requisite approval of Ensco’s shareholders, where:

•	the failure to obtain such approval occurs after the public disclosure of an acquisition proposal for Ensco by a third party; and

•	prior to such failure, the board of directors of Ensco determines that such proposal constitutes a superior proposal for purposes of providing information to, or entering into negotiations or discussions with, the party making such acquisition proposal; or

•	by either party due to failure to obtain the requisite approval of Ensco’s shareholders, where the failure to obtain Ensco shareholder approval was proximately caused by Ensco’s breach of its non-solicitation obligations or obligations to submit the merger to its shareholders for approval.

Delaware Sub will also be required to pay Pride the termination fee of $260,000,000 at the time of entry into a definitive agreement or consummation of an acquisition proposal for Ensco where the merger agreement is terminated by either party due to failure to obtain the requisite approval of Ensco’s shareholders, where a termination fee is not otherwise payable upon such termination as described above if:

•	the failure to obtain such approval occurs after the public disclosure of an acquisition proposal for Ensco by a third party; and

•	within 12 months after such termination, Ensco or any of its subsidiaries enters into a definitive agreement providing for an acquisition proposal for Ensco or an acquisition proposal for Ensco is consummated.

If the merger agreement is terminated (i) by Pride or Ensco on or after February 3, 2012 and the merger agreement could have been terminated by Ensco because of a breach of the merger agreement by Pride or (ii) by Pride or Ensco because of a failure to obtain approval of Pride’s stockholders, in either case other than in any circumstances where a termination fee is payable as described above, then Pride would be required to pay to Ensco a fee of $50,000,000.

If the merger agreement is terminated by Pride or Ensco (i) on or after February 3, 2012 and the merger agreement could have been terminated by Pride because of a breach of the merger agreement by Ensco or (ii) because of a failure to obtain approval of Ensco’s shareholders, in either case other than in any circumstances where a termination fee is payable as described above, then Delaware Sub would be required to pay to Pride a fee of $50,000,000.

If a $50,000,000 fee is paid by a party and a termination fee later becomes payable by such party because such party enters into or consummates a definitive agreement within 12 months of termination as described above, the $50,000,000 fee that has been paid will be offset against the $260,000,000 termination fee payable.

Effect of Termination

If the merger agreement is terminated in accordance with its terms, it will become null and void and there will be no liability or obligation on the part of Ensco, Merger Sub, Delaware Sub, Pride or their respective affiliates or representatives, provided that (i) certain customary provisions will survive such termination and (ii) except as described below, no party will be relieved from any liability for any willful or intentional breach by any other party of any of such party’s representations, warranties, covenants or other agreements set forth in the merger agreement or any action for fraud.

APPRAISAL RIGHTS

Holders of shares of Pride common stock who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware, referred to as the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex D. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of Pride common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of Pride held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262, holders of shares of common stock of Pride who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement as Annex D. In connection with the merger, any holder of common stock of Pride who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Pride believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

Any holder of common stock of Pride wishing to exercise appraisal rights must deliver to Pride, before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of common stock of Pride wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. The stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. A proxy or vote against the adoption of the merger agreement will not constitute a demand. The demand must reasonably inform Pride of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to deliver the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of Pride stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of Pride common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of Pride should be executed by or on behalf of the holder of record, and must reasonably inform Pride of the identity of the holder and state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be delivered to Pride at 5847 San Felipe, Suite 3300, Houston, Texas 77057, Attention: Investor Relations.

Any holder of common stock of Pride may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Pride a written withdrawal of the demand for appraisal; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving entity. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Notice by the Surviving Entity

If the merger is completed, within 10 days after the effective time of the merger, the surviving entity will notify each holder of common stock of Pride who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the merger, but not thereafter, the surviving entity or any holder of common stock of Pride who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. The surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving entity will file a petition or initiate any negotiations with respect to the fair value of shares of common stock of Pride. Accordingly, any holders of common stock of Pride who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of Pride within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of common stock of Pride who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving entity or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may file a petition seeking appraisal or request the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is timely filed by a holder of shares of common stock of Pride and a copy thereof is served upon the surviving entity, the surviving entity will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of common stock of Pride entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Pride believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Pride nor Ensco anticipate offering more than the applicable merger consideration to any stockholder of Pride exercising appraisal rights, and each of Pride and Ensco reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of Pride is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period from the effective date of the merger and the date of payment of the judgment.

If any stockholder who demands appraisal of shares of common stock of Pride under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of Pride will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to the shares. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving entity a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

From and after the effective time of the merger, no dissenting stockholder shall have any rights of a stockholder of Pride with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of Pride, if any, payable to stockholders of Pride of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any stockholder of Pride without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just; provided, that such restriction shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the merger consideration within 60 days after the effective time of the merger.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder of Pride wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

DESCRIPTION OF DEBT FINANCING

Ensco’s obligation to complete the merger is not conditioned upon its obtaining financing. As of December 31, 2010, Ensco had $1,050.7 million in cash and cash equivalents. In addition, Ensco has a $700.0 million revolving credit facility with a syndicate of commercial banks. The revolving credit facility expires in May 2014 unless it is extended.

Ensco anticipates that approximately $2.9 billion will be required to pay the aggregate cash portion of the merger consideration to the Pride stockholders based on the number of outstanding shares of Pride common stock. On February 6, 2011, Ensco entered into a bridge commitment letter with Deutsche Bank AG Cayman Islands Branch, or DBCI, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., or Citi. Pursuant to the commitment letter, DBCI and Citi committed to provide a $2.75 billion unsecured bridge term loan facility to fund a portion of the cash consideration in the merger. On March 17, 2011, in connection with its financing of the merger, Ensco issued two series of senior notes in a public offering: $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021. Due to the issuance of the senior notes and the availability of cash on hand, which totaled approximately $3.4 billion as of March 31, 2011, the bridge commitment letter was terminated on March 23, 2011. Ensco may seek additional sources of debt financing in the future to fund future operating and capital expenditures and for general corporate purposes.

There can be no assurance that any additional sources of debt financing may be completed on commercially acceptable terms if at all. In addition, Ensco intends to use such internal cash resources and financing as well as cash on hand of Pride following the merger, which at December 31, 2010 was $485.0 million, to pay for the estimated direct merger transaction costs and professional services as well as pre-existing change of control severance payments to certain Pride employees of approximately $39 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 6, 2011, Ensco and Pride entered into a merger agreement pursuant to which, subject to the conditions set forth therein, a wholly-owned subsidiary of Ensco will merge with and into Pride, with Pride as the surviving entity and an indirect, wholly-owned subsidiary of Ensco. Pursuant to the merger agreement, at closing each outstanding share of Pride’s common stock will be converted into the right to receive $15.60 in cash and 0.4778 Ensco ADSs. Under certain circumstances, UK residents may receive all cash consideration as a result of compliance with legal requirements. The merger will be accounted for using the acquisition method of accounting with Ensco identified as the acquirer. Under the acquisition method of accounting, Ensco will record all assets acquired and liabilities assumed at their respective acquisition-date fair values at the effective time of closing.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial statements and related notes combine the historical consolidated balance sheet and statement of income of Ensco and of Pride. The pro forma balance sheet gives effect to the merger as if it had occurred on December 31, 2010. The pro forma statement of income for the year ended December 31, 2010 gives effect to the merger as if the merger had occurred on January 1, 2010. The pro forma statement of income for the year ended December 31, 2010 was prepared by combining Ensco’s historical consolidated statement of income for the year ended December 31, 2010 and Pride’s historical consolidated statement of income for the year ended December 31, 2010.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial position of the combined company that would have been recorded had the merger been completed as of the dates presented and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, cost savings or economies of scale that Ensco may achieve with respect to the combined operations of Ensco and Pride. Additionally, the pro forma statement of income does not include non-recurring charges or credits and the related tax effects which result directly from the transaction. Furthermore, certain reclassifications have been made to Pride’s historical financial statements presented herein to conform to Ensco’s historical presentation.

The unaudited pro forma condensed combined financial statements reflect the estimated merger consideration expected to be transferred, which does not purport to represent what the actual merger consideration transferred will be at the effective time of the closing. In accordance with FASB ASC Topic 805, Business Combinations, as amended (“FASB ASC Topic 805”), the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. Ensco has estimated the total consideration expected to be issued and paid in the merger to be approximately $7.9 billion, consisting of approximately $2.8 billion to be paid in cash, approximately $5.1 billion to be paid through the issuance and delivery of approximately 86 million Ensco ADSs valued at the April 1, 2011 closing share price of $58.82 per share and the estimated fair value of $43 million of Pride employee stock options assumed by Ensco, based on the assumption that no Pride employee stock options are exercised prior to the merger closing.

The cash portion of the merger consideration is expected to be financed through existing cash and cash equivalents, including proceeds from the issuance in a public offering on March 17, 2011 of $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021, which are collectively referred to as the “senior notes,” and additional short-term debt financing. Pro forma interest expense assumes the proceeds from the senior notes were outstanding for the full year, in addition to anticipated short-term debt financing outstanding for the full year with an estimated average interest rate of 0.5%. A 0.125% change in the estimated interest rate would have a nominal corresponding effect on interest expense for the year ended December 31, 2010.

Under FASB ASC Topic 805, acquisition-related transaction costs (i.e. advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Ensco estimates that advisory, legal, valuation, and other professional fees and expenses will total approximately $31 million, debt issuance costs will total approximately $25 million, ADS issuance costs will total approximately $70 million and change in control severance for certain Pride employees will total approximately $39 million. Professional fees and expenses incurred by Pride related to the transaction are estimated to total approximately $52 million. Moreover, retention awards in the form of non-vested shares were granted in February 2011 to officers and certain key employees of Ensco with a total grant-date fair value of $22 million. This amount will be recognized as compensation expense on a straight-line basis over a three-year period, the non-recurring effect of which is not included in the unaudited pro forma condensed combined financial statements. After closing, Ensco expects to incur additional charges and expenses related to restructuring and integrating the operations of Pride and Ensco, the amount of which has not yet been determined.

As of the date of this joint proxy statement/prospectus, the assets and liabilities of Pride are recorded at their preliminary estimated fair values at the assumed date of completion of the merger, with the excess of the purchase price over the sum of these fair values recorded as goodwill. The preliminary estimates of fair values are subject to change based on the fair values and the final valuations that will be determined as of the closing date of the merger. Actual results will differ from this unaudited pro forma condensed combined financial information once Ensco has determined the final merger consideration and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. Accordingly, the final allocations of merger consideration and their effects on our results of operations may differ materially from the preliminary allocations and unaudited pro forma combined amounts included herein.

The unaudited pro forma condensed combined financial statements do not constitute statutory accounts required by the U.K. Companies Act 2006, which for the year ended December 31, 2010 will be prepared in accordance with generally accepted accounting principles in the U.K. and delivered to the Registrar of Companies in the U.K. following the annual general meeting of shareholders. The U.K. statutory accounts are expected to include an unqualified auditor’s report, which is not expected to contain any references to matters to which the auditors drew attention by way of emphasis without qualifying the report or any statements under Sections 498(2) or 498(3) of the U.K. Companies Act 2006.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the Ensco and Pride Annual Reports on Form 10-K.

ENSCO PLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2010

	Ensco	Pride	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,051	$485	$(66	)(a)	$1,470
Accounts receivable, net	215	252	—		467
Other	171	86	50	(b)	307

Total current assets	1,437	823	(16)		2,244
PROPERTY AND EQUIPMENT, NET	5,050	5,961	371	(c)	11,382
GOODWILL AND OTHER INTANGIBLE ASSETS	336	10	3,662	(d)	4,008
OTHER ASSETS, NET	229	78	(31	)(e)	276

	$7,052	$6,872	$3,986		$17,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities and other	$332	$330	$250	(f)	$912
Short-term debt	—	—	300	(g)	300
Current maturities of long-term debt	17	30	—		47

Total current liabilities	349	360	550		1,259
LONG-TERM DEBT	240	1,833	2,771	(h)	4,844
DEFERRED INCOME TAXES	358	61	(57	)(i)	362
OTHER LIABILITIES	140	102	295	(j)	537
TOTAL EQUITY	5,965	4,516	427	(k)	10,908

	$7,052	$6,872	$3,986		$17,910

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

ENSCO PLC AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

	Ensco	Pride	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined

OPERATING REVENUES	$1,697	$1,460	$48	(l)	$3,205
OPERATING EXPENSES
Contract drilling (exclusive of depreciation)	768	897	—		1,665
Depreciation	216	184	31	(m)	431
General and administrative	86	104	—		190

	1,070	1,185	31		2,286
OPERATING INCOME	627	275	17		919
OTHER INCOME (EXPENSE), NET	18	(23)	(30	)(n)	(35)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	645	252	(13)		884
PROVISION FOR INCOME TAXES	96	9	5	(o)	110

INCOME FROM CONTINUING OPERATIONS	$549	$243	$(18)		$774

INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO ENSCO SHARES	$535		—	(p)	$761
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	$3.80	$1.37	—	(q)	$3.36
Diluted	$3.80	$1.37	—	(q)	$3.35
WEIGHTED-AVERAGE SHARES OUTSTANDING:
Basic	141	176	86	(r)	227
Diluted	141	176	86	(r)	227

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

Note 1.	Basis of Presentation

The unaudited pro forma condensed combined consolidated financial statements were prepared in accordance with Securities and Exchange Commission Regulation S-X Article 11, using the acquisition method of accounting in accordance with FASB ASC Topic 805 and are based on the historical financial statements of Ensco and Pride as of and for the year ended December 31, 2010 after giving effect to the consideration paid by Ensco to consummate the merger and related financing, as well as pro forma adjustments.

FASB ASC Topic 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values, as determined in accordance with FASB ASC Topic 820, Fair Value Measurements (“FASB ASC Topic 820”), as of the acquisition date. In addition, FASB ASC Topic 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price, which may be different than the amount of consideration disclosed in these unaudited pro forma condensed combined consolidated financial statements.

FASB ASC Topic 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined by FASB ASC Topic 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability and market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Ensco may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Ensco’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded as of the completion of the acquisition, primarily at their respective fair values and added to those of Ensco. Financial statements and reported results of operations of Ensco issued after completion of the acquisition will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Pride.

Under FASB ASC Topic 805, acquisition-related transaction costs (i.e., advisory, legal, valuation and other professional fees) and certain acquisition-related restructuring charges impacting the target company are expensed in the period in which the costs are incurred.

Note 2.	Accounting Policies

The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies of Ensco. Certain reclassifications have been made to Pride’s historical financial statements presented herein to conform to Ensco’s historical presentation.

Note 3.	Estimated Merger Consideration and Allocation

The estimated merger consideration is expected to total approximately $7.9 billion based on Ensco’s share price of $58.82, which is the closing price of Ensco ADSs traded on the New York Stock Exchange on April 1, 2011 assuming no exercise of any options to purchase Pride common stock prior to completion of the merger and that all such options are assumed by Ensco. The value of the merger consideration will fluctuate based

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

upon changes in the price of shares of Ensco and the number of Pride common shares and options outstanding at the closing date.

The following table summarizes the components of the estimated merger consideration (dollars in millions, except per share amounts):

Estimated share consideration payable upon closing:
180 million outstanding shares of Pride common stock converted to 86 million of Ensco ADSs using the exchange ratio of 0.4778 and valued at $58.82 per share	$5,052
Estimated cash consideration payable upon closing:
180 million outstanding shares of Pride common stock at $15.60 per share	2,804
Estimated fair value of 3 million vested Pride employee stock options assumed by Ensco	43

Merger consideration	$7,899

The cash portion of the merger consideration is expected to be financed through existing cash and cash equivalents, including proceeds from Ensco’s issuance in a public offering on March 17, 2011 of $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021, and additional short-term debt financing.

The table below illustrates the potential impact to the estimated merger consideration payable resulting from a 10% increase or decrease in the price of Ensco’s share price as of April 1, 2011 of $58.82. For the purpose of this calculation, the total number of shares has been assumed to be the same as in the table above (in millions).

	10% increase	10% decrease
	in Ensco	in Ensco
	share price	share price

Share consideration	$5,557	$4,547
Cash consideration	2,804	2,804
Pride employee stock option consideration	43	44

Merger consideration	$8,404	$7,395

Goodwill	$3,753	$2,743

The estimated goodwill included in the pro forma adjustments is calculated as the difference between the estimated merger consideration expected to be transferred and the estimated fair values assigned to the assets acquired and liabilities assumed. The following table summarizes the estimated goodwill calculation as of December 31, 2010 (in millions):

Current assets	$872
Noncurrent assets	6,779

Total assets acquired	7,651
Liabilities assumed	(3,000)

Net assets acquired	4,651
Less: Estimated merger consideration	(7,899)

Estimated goodwill	$3,248

This preliminary allocation of the merger consideration is based upon management’s estimates, judgments and assumptions. These estimates, judgments and assumptions are subject to change upon final valuation and

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

should be treated as preliminary values. The final allocation of consideration will include changes in (1) Ensco’s share price, (2) estimated fair values of property and equipment, (3) allocations to intangible assets and liabilities and (4) other assets and liabilities. Therefore, actual results may differ once Ensco has determined the final merger consideration and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. Accordingly, the final allocations of merger consideration, which will be determined subsequent to the closing of the merger, may differ materially from the estimated allocations and unaudited pro forma combined amounts included herein.

Note 4.	Pro Forma Adjustments

(a) Cash and cash equivalents — Represents the pro forma adjustments to cash and cash equivalents as follows (in millions):

Cash provided by financing, net of debt issuance costs	$2,738
Cash paid to Pride shareholders	(2,804)

$(66)

(b) Other current assets — Represents the pro forma adjustments to record the estimated fair value of other current assets as follows (in millions):

Estimated fair value of inventory	$73
Deferred tax effect of certain pro forma adjustments	14
Elimination of Pride historical debt issuance costs	(4)
Elimination of Pride historical deferred expenses related to contract drilling	(33)

$50

The pro forma adjustment to record the estimated fair value of inventory arises from a difference in Ensco’s and Pride’s accounting policy. Inventory consists of consumable parts and supplies maintained on drilling rigs for use in operations and generally is comprised of items of low per unit cost and high reorder frequency. The pro forma adjustment to record the estimated fair value of inventory reflects Ensco’s estimate of the fair value of consumable parts and supplies maintained on Pride’s drilling rigs for use in their operations. Ensco recognizes inventory for consumable parts and supplies when purchased and subsequently expenses the inventory when consumed on the drilling rig. Pride has stated its policy is to recognize an expense for consumable parts and supplies as a period cost when received for use on the drilling rig and, therefore, Pride’s historical financial statements do not include an inventory balance.

The pro forma adjustment for the elimination of Pride historical deferred expenses associated with contract drilling primarily relates to deferred mobilization costs. Costs incurred for the mobilization of equipment and personnel prior to the commencement of drilling services are deferred and subsequently amortized by Pride over the term of the related drilling contract. These deferred costs provide no future economic benefit to Ensco.

(c) Property and equipment, net — Represents the pro forma adjustments to historical amounts to record the estimated fair value of property and equipment, net.

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(d) Goodwill and other intangible assets — Represents the pro forma adjustments to record the estimated fair value of goodwill and other intangible assets as follows (in millions):

Estimated goodwill	$3,248
Estimated fair value of Pride drilling contracts	412
Estimated fair value of Pride operating leases	2

$3,662

The pro forma adjustment to record the estimated fair value of Pride drilling contracts represents the intangible assets recognized for firm drilling contracts in place at the pro forma balance sheet date that have favorable contract terms as compared to current market day rates for comparable drilling rigs. The various factors considered in the pro forma adjustment are (1) the contracted day rate for each contract, (2) the remaining term of each contract, (3) the rig class and (4) the market conditions for each respective rig class at the pro forma balance sheet date. The intangible assets are calculated based on the present value of the difference in cash inflows over the remaining contract term as compared to a hypothetical contract with the same remaining term at an estimated current market day rate using a risk-adjusted discount rate and an estimated effective income tax rate. The calculated amount is subject to change based on contract positions and market conditions at the closing date of the merger. This balance will be amortized to operating revenues over the respective remaining contract terms on a straight-line basis.

(e) Other assets, net — Represents the pro forma adjustments to record the estimated fair value of other assets as follows (in millions):

Deferral of estimated Ensco debt issuance costs	$25
Elimination of Pride historical debt issuance costs	(18)
Elimination of Pride historical deferred expenses related to contract drilling	(38)

$(31)

The pro forma adjustment for the elimination of Pride historical deferred costs associated with contract drilling primarily relates to deferred mobilization costs and deferred regulatory inspection costs. Costs incurred for the mobilization of equipment and personnel prior to the commencement of drilling services are deferred and subsequently amortized by Pride over the term of the related drilling contract. Deferred regulatory inspection costs are related to periodic inspections and surveys of each drilling rig’s condition. Deferred regulatory inspection costs are deferred and amortized by Pride over the corresponding inspection periods. These deferred costs provide no future economic benefit to Ensco.

(f) Accounts payable and accrued liabilities and other — Represents the pro forma adjustments to record the estimated fair value of current liabilities associated with the merger as follows (in millions):

Estimated fair value of Pride drillship construction contracts	$83
Estimated ADS issuance costs	70
Estimated Pride transaction costs	52
Change in control provisions on Pride benefit plans	39
Estimated Ensco transaction costs	31
Elimination of Pride historical deferred revenues	(25)

$250

The pro forma adjustment for the estimated fair value of Pride drillship construction contracts relates to an unfavorable construction contract liability recorded as a result of comparing the firm obligations for the

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

remaining construction of two Pride drillships as of December 31, 2010 to current market rates for the construction of similar design drilling rigs. The unfavorable construction contract liability is calculated based on the present value of the difference in cash outflows for the remaining contractual payments as compared to a hypothetical contract with the same remaining contractual payments at current market rates using a risk-adjusted discount rate and estimated effective income tax rate.

The pro forma adjustment for change in control provisions in Pride benefit plans relates to the additional liability that will be incurred upon a change in control for benefits payable to certain executive officers of Pride as a result of pre-existing employee arrangements. These benefits include estimated cash severance payments under pre-existing employee arrangements and other severance benefits, including SERP and tax gross-up payments assuming the transaction occurred on December 31, 2010.

(g) Short-term debt — Represents the pro forma adjustment to record Ensco’s estimated short-term debt financing associated with the merger in lieu of using a portion of existing cash on hand.

(h) Long-term debt — Represents the pro forma adjustments to adjust Pride’s debt to its estimated fair value and record Ensco’s estimated long-term debt financing associated with the merger as follows (in millions):

Estimated Ensco long-term debt financing	$2,463
Estimated fair value of Pride debt	308

$2,771

The pro forma adjustment to record the estimated Ensco long-term debt financing represents the proceeds from Ensco’s issuance in a public offering on March 17, 2011 of $1.0 billion aggregate principal amount of 3.25% senior notes due 2016 and $1.5 billion aggregate principal amount of 4.70% senior notes due 2021, which are expected to be used to fund a portion of the merger consideration.

The pro forma adjustment to adjust Pride’s debt to its estimated fair value was based on quoted market prices for Pride’s publicly traded debt and an income approach valuation model for Pride’s non-publicly traded debt.

(i) Deferred income tax liabilities — Represents the pro forma adjustment to record the estimated incremental deferred income taxes, which reflects the tax effect of the difference between the preliminary fair value of Pride’s assets, other than goodwill, and liabilities recorded under the acquisition method of accounting and the carryover tax basis of those assets and liabilities.

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(j) Other liabilities — Represents the pro forma adjustments to record the estimated fair value of other liabilities as follows (in millions):

Estimated fair value of Pride drilling contracts	$312
Elimination of Pride historical deferred revenues	(17)

$295

The pro forma adjustment to record the estimated fair value of Pride drilling contracts represents the intangible liabilities recognized for firm drilling contracts in place at the pro forma balance sheet date that have unfavorable contract terms as compared to current market day rates for comparable drilling rigs. The various factors considered in the pro forma adjustment are (1) the contracted day rate for each contract, (2) the remaining term of each contract, (3) the rig class and (4) the market conditions for each respective rig class at the pro forma balance sheet date. The intangible liabilities are calculated based on the present value of the difference in cash inflows over the remaining contract term as compared to a hypothetical contract with the same remaining term at an estimated current market day rate using a risk-adjusted discount rate and an estimated effective income tax rate. The calculated amount is subject to change based on contract positions and market conditions at the closing date of the merger. This balance will be amortized to operating revenues over the respective remaining contract terms on a straight-line basis.

(k) Total equity — Represents the pro forma adjustments as follows (in millions):

Ensco share consideration recorded as capital in excess of par value	$5,044
Estimated ADS issuance costs	(70)
Estimated fair value of Pride employee stock options assumed	43
Ensco shares issued as part of the merger consideration, par value	9
Estimated Ensco transaction costs	(31)
Estimated Pride transaction costs	(52)
Elimination of Pride’s historical shareholders’ equity	(4,516)

$427

(l) Operating revenues — Represents the pro forma adjustments for the amortization of intangible assets and liabilities associated with the estimated fair value of Pride drilling contracts.

(m) Depreciation — Represents the pro forma adjustment for depreciation of Pride’s drilling rigs and equipment. Pride’s property and equipment consists primarily of drilling rigs and related equipment. The pro forma depreciation adjustment relates to the pro forma adjustment to record the estimated fair value of Pride’s drilling rigs and related equipment after conforming depreciable lives and salvage values and computing depreciation using the straight-line method. Ensco estimated remaining useful lives for Pride’s drilling rigs ranged from 15 to 30 years based on original estimated useful lives of 30 years, consistent with Ensco’s accounting policies.

ENSCO PLC AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(n) Other income (expense), net — Represents the pro forma adjustments for incremental interest expense incurred on the estimated financing to be obtained by Ensco to fund the merger for the year ended December 31, 2010 as follows (in millions):

Incremental interest expense on Ensco debt financing	$(105)
Amortization of Ensco debt issuance costs, discounts and other	(19)
Amortization of fair value adjustment to Pride’s debt	27
Assumed additional interest capitalized	67

$(30)

The pro forma adjustment for incremental interest expense incurred assumes the proceeds from Ensco’s senior notes were outstanding for the full year, in addition to anticipated short-term debt financing outstanding for the full year with an estimated average interest rate of 0.5%. A 0.125% change in the estimated interest rate would have a nominal corresponding effect on interest expense for the year ended December 31, 2010.

(o) Provision for income taxes — Represents the incremental income tax provision associated with Ensco’s pro forma adjustments.

(p) The following is a reconciliation of pro forma income from continuing operations attributable to Ensco shares (in millions):

Pro forma income from continuing operations	$774
Pro forma income from continuing operations attributable to non-vested shares	(7)
Pro forma income from continuing operations attributable to noncontrolling interests	(6)

$761

(q) Earnings per share — Pro forma adjustment to reflect the effect of Ensco ADSs issued to Pride stockholders in connection with the merger.

(r) Weighted — average shares outstanding — Represents pro forma adjustments as follows (in millions):

Ensco historical weighted — average shares outstanding — basic	141
ADSs issued to Pride shareholders	86

Pro forma weighted — average shares outstanding — basic	227

Ensco historical weighted — average shares outstanding — diluted	141
ADSs issued to Pride shareholders and dilutive effect of options assumed in connection with the merger	86

Pro forma weighted — average shares outstanding — diluted	227

DESCRIPTION OF CLASS A ORDINARY SHARES OF ENSCO

General

Pursuant to the merger agreement, with certain exceptions, each issued and outstanding share of common stock of Pride will be converted into the right to receive 0.4778 Ensco ADSs and $15.60 in cash. Each whole Ensco ADS represents one Class A ordinary share.

Ensco’s Class A ordinary shares that are currently outstanding and Ensco’s Class A ordinary shares to be issued in connection with the merger will comprise a single class of ordinary shares with a nominal value of $0.10 per share each, with the same rights (including voting and dividend rights and rights on a return of capital) and restrictions as each Ensco Class A ordinary share currently outstanding, as set out in the Ensco Articles of Association.

The following information is a summary of Ensco’s Class A ordinary shares:

•	All of the issued Ensco Class A ordinary shares are fully paid and not subject to any further calls or assessments by Ensco.

•	Ensco’s Class A ordinary shares carry the right to receive dividends and distributions paid by Ensco.

•	The holders of Ensco’s Class A ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of Ensco.

•	Subject to the U.K. Companies Act 2006, any equity securities issued by Ensco for cash must first be offered to Ensco shareholders in proportion to their existing holdings of Ensco’s Class A ordinary shares unless waived by a special resolution of Ensco shareholders, either generally or specifically, for a maximum period not exceeding five years.

•	Ensco Class A ordinary shares are not redeemable; however, Ensco may purchase or contract to purchase any of its ordinary shares off-market, subject to the U.K. Companies Act 2006. Ensco may only purchase its ordinary shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

•	If Ensco is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize the assets of Ensco and to distribute them to Ensco’s creditors and, if there is a surplus, to Ensco shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

See also “Description of American Depositary Shares of Ensco” and “Comparison of Rights of Pride Stockholders and Ensco Shareholders.”

Under English law, persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer the Ensco shares in the same manner and under the same terms as U.K. residents or nationals.

Share Capital

As of the date of this proxy statement/prospectus and on the date of the Ensco general meeting there are, and will be:

•	50,000 Class B ordinary shares, par value £1.00 per share, in issue, which are held by Delaware Sub; and

•	150,000,000 Class A ordinary shares in issue (all of which are and will continue to be represented by Ensco ADSs).

As of the date of this proxy statement/prospectus and immediately prior to the consummation of the merger, the Ensco board is authorized to allot and issue up to $30,000,000 of aggregate par value of additional shares, which may be Class A ordinary shares, Class B ordinary shares or a class of shares with such rights as the Ensco board shall determine at the time of allotment and issuance.

The Class A ordinary shares and the Class B ordinary shares, or together the “ordinary shares,” have the same rights and privileges in all respects. The outstanding Class B ordinary shares have no voting rights or rights to dividends or distributions for so long as they are held by Ensco or one of its subsidiaries.

Dividends

Subject to the U.K. Companies Act 2006, or the Companies Act, the Ensco board may declare a dividend to be paid to the shareholders according to their respective rights and interests in Ensco, and may fix the time for payment of such dividend. The Ensco board may from time to time declare and pay (on any class of shares of any amounts) such dividends as appear to them to be justified by the financial position of Ensco. There are no fixed dates on which entitlement to dividends arise on any of the ordinary shares. The Ensco board may direct the payment of all or any part of a dividend to be satisfied by distributing specific assets, in particular paid up shares or debentures of any other company. The Ensco Articles of Association also permit a scrip dividend scheme under which shareholders may be given the opportunity to elect to receive fully paid ordinary shares instead of cash, with respect to all or part of future dividends. Shares held by or for the benefit of an Ensco subsidiary will have no voting rights and will not be entitled to any dividends or distributions, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company.

To the extent that any Class A ordinary shares held by the custodian are represented by ADSs held by or for the benefit of any of Ensco’s subsidiaries, such Class A ordinary shares are not be entitled to receive dividends or distributions, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company, and therefore the holder of such ADSs shall not be entitled to any such dividends or distributions while such ADSs representing those Class A ordinary shares are held by or for the benefit of such subsidiaries.

If a shareholder owes any money to Ensco relating in any way to any class of Ensco shares, the Ensco board may deduct any of this money from any dividend on any shares held by the shareholder, or from other money payable by Ensco in respect of the shares. Money deducted in this way may be used to pay the amount owed to Ensco.

Unclaimed dividends and other amounts payable by Ensco in respect of an ordinary share can be invested or otherwise used by directors for the benefit of Ensco until they are claimed under English law. A dividend or other money remaining unclaimed for a period of twelve years after it first became due for payment will be forfeited and cease to remain owed by Ensco.

Voting Rights

At a general meeting any resolutions put to a vote must be decided on a poll rather than by show of hands.

Subject to any rights or restrictions as to voting attached to any class of shares in accordance with the Articles of Association of Ensco and subject to disenfranchisement (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any statutory notice requiring disclosure of an interest in shares or (iii) with respect to any shares held by any subsidiary of Ensco, every shareholder (other than any subsidiary of Ensco) who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of Ensco will have one vote for every share of which he or she is the holder, and every person present who has been appointed as a proxy shall have one vote for every share in respect of which he or she is the proxy, except that any proxy who has been appointed by the depositary shall have such number of votes as equals the number of shares in relation to which such proxy has been appointed.

In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least the majority of the voting rights of all the shareholders entitled to vote present in person or by proxy (i.e., any shares whose voting rights have been disenfranchised (whether pursuant to the Companies Act and/or under the Articles of Association) shall be disregarded for the purposes of determining a quorum).

An annual general meeting shall be called by not less than 21 clear days’ notice and no more than 60 days’ notice. For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 14 clear days’ notice and no more than 60 days’ notice. The notice of meeting must also specify a time (which shall not be more than 60 days nor less than 10 days before the date of the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. The number of shares then registered in their respective names shall determine the number of votes a person is entitled to cast at that meeting.

An appointment of proxy (whether in hard copy form or electronic form) must be received by Ensco before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; in the case of a poll taken more than 48 hours after the meeting at which the relevant vote was to be taken, an appointment of proxy must be received after such meeting and not less than 24 hours (or such shorter time as the Ensco board may determine) before the time appointed for taking the poll; or in the case of a poll not taken immediately but taken not more than 48 hours after the meeting, the appointment of proxy must be delivered at the meeting at which the poll is to be taken. An appointment of proxy not received or delivered in accordance with the Articles of Association is invalid under English law.

Return of Capital

In the event of a voluntary winding-up of Ensco, the liquidator may, on obtaining any sanction required by law, divide among the shareholders the whole or any part of the assets of Ensco, whether or not the assets consist of property of one kind or of different kinds.

The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability or potential liability.

Preemptive Rights and New Issues of Shares

Under Section 549 of the Companies Act, directors are, with certain exceptions, unable to allot securities without being authorized either by the shareholders in a general meeting or by the Ensco Articles of Association pursuant to Section 551 of the Companies Act. In addition, under the Companies Act, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing equity shareholders in proportion to the respective nominal (i.e., par) values of their holdings on the same or more favorable terms, unless a special resolution (i.e., 75 percent of votes cast) to the contrary has been passed in a general meeting of shareholders or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders approval would be required to renew the exclusion). In this context, equity securities generally means, in relation to Ensco, ordinary shares (being shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution) and all rights to subscribe for or convert securities into such shares.

In December 2009, shareholder resolutions were adopted which authorized the directors (generally and unconditionally), for a period up to five years from the date on which the resolutions were passed, to allot shares of Ensco, or to grant rights to subscribe for or to convert or exchange any security into shares of Ensco, up to an aggregate nominal amount of $30,000,000 and to exclude preemptive rights in respect of such issuances for the same period of time. Such authority will continue until December 2014 and thereafter it must be renewed, but Ensco may seek renewal for additional five year terms more frequently. Ensco may, before the expiration of any such authority, make an offer or agreement which would or might require Ensco shares to be allotted (or rights to be granted) after such expiration, and the directors may allot shares or grant rights in pursuance of such an offer or agreement as if the authority to allot had not expired.

Subject to the provisions of the Companies Act and to any rights attached to any existing shares, any Ensco shares may be issued with, or have attached to them, such rights or restrictions as the shareholders of Ensco may by ordinary resolution determine, or, where the above authorizations are in place, the Ensco board may determine such rights or restrictions.

The Companies Act prohibits an English company from issuing shares for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. Accordingly, the nominal value of the shares issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any Ensco ADS must be paid pursuant to the Companies Act.

Disclosure of Interests in Shares

Section 793 of the Companies Act gives Ensco the power to require a person whom it knows has, or whom it has reasonable cause to believe has, or within the previous three years has had, any ownership interest in any shares (which are referred to as the “default shares”) to disclose prescribed particulars of those shares. For this purpose “default shares” includes any shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in sanctions being imposed against the holder of the “default shares” as provided within the Companies Act.

Under the Ensco Articles of Association, Ensco will also withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer “default shares” if the relevant holder of “default shares” has failed to provide the information requested within 14 days after the date of sending the notice, depending on the level of the relevant shareholding (and unless the Ensco board decides otherwise).

Alteration of Share Capital/Repurchase of Shares

Ensco may from time to time:

•	increase its share capital by allotting new shares in accordance with the authority contained in the shareholder resolution referred to above, the Companies Act and the Articles of Association;

•	by ordinary resolution of its shareholders, consolidate and divide all or any of its share capital into shares of a larger nominal amount than the existing shares; and

•	by ordinary resolution of its shareholders, subdivide any of its shares into shares of a smaller nominal amount than its existing shares.

Subject to the Companies Act and to any rights the holders of any Ensco shares may have, Ensco may purchase any of its own shares of any class (including any redeemable shares, if the Ensco board should decide to issue any) by way of “off market purchases” with the prior approval of 75 percent of shareholders by special resolution. Such approval lasts for up to five years from the date of the special resolution, and renewal of such approval for additional five year terms may be sought more frequently. A special resolution was adopted in December 2009, which authorizes the repurchase of up to 30 percent per annum of the share capital outstanding as of the beginning of each fiscal year (subject to an overall aggregate maximum of 119,000,000 shares). However, shares may only be repurchased out of distributable profits or the proceeds of a fresh issue of shares made for that purpose, and, if a premium is paid, it must be paid out of distributable profits.

Transfer of Shares

The Ensco Articles of Association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the Companies Act and is approved by the Ensco board. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee and must be delivered to the registered office or any other place the directors decide.

The Ensco board may refuse to register a transfer:

(1) if the shares in question are not fully paid;

(2) if it is with respect to more than one class of shares;

(3) if it is with respect to shares on which Ensco has a lien;

(4) if it is in favor of more than four persons jointly;

(5) if it is not duly stamped (if such a stamp is required);

(6) if it is not presented for registration together with the share certificate and evidence of title as the Ensco board reasonably requires; or

(7) in certain circumstances, if the holder has failed to provide the required particulars to Ensco.

If the Ensco board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged with Ensco, send to the transferee notice of the refusal, together with its reasons for refusal.

General Meetings and Notices

The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of the Ensco Articles of Association or the terms of allotment or issue of shares, are not entitled to receive notice), to the Ensco board and to the auditors. Holders of ADSs are entitled to receive notices under the terms of the deposit agreement relating to ADSs. See “Description of American Depositary Shares of Ensco — Voting Rights.”

Under English law, Ensco is required to hold an annual general meeting of shareholders within 6 months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the Ensco board.

Liability of Ensco and its Directors and Officers

The Ensco Articles of Association provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Ensco or its directors. See “Comparison of Rights of Pride Stockholders and Ensco Shareholders — Liability of Directors and Officers” for a discussion of the inability of an English company to exempt directors and officers from certain liabilities.

Anti-takeover Provisions

The level of anti-takeover provisions with respect to Ensco differs from that with respect to Pride by virtue of the differences between the DGCL and the Companies Act, the differences between the certificate of incorporation and bylaws of Pride and the Articles of Association of Ensco and the differences between the rights of holders of Pride common stock and the terms and conditions related to the Ensco ADSs as described in the deposit agreement. The provisions summarized below do not include those provisions required by the Companies Act. The provisions of the Ensco Articles of Association summarized below may have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in a premium being paid over the market price of Class A ordinary shares or Ensco ADSs, as applicable, and discouraging, delaying or preventing changes in control or management of Ensco.

Takeover offers and certain other transactions in respect of certain public companies are regulated by the U.K. City Code on Takeovers and Mergers, referred to as the Takeover Code, which is administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers. An English public limited company is potentially subject to the Takeover Code if, among other factors, its central place of management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. Prior to the redomestication in

2009, the Takeover Panel confirmed that, based upon Ensco’s then-current and intended plans for its directors and management, for purposes of the Takeover Code, Ensco would be considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man and, therefore, that the Takeover Code would not apply to Ensco. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to Ensco.

Classified Board of Directors

The Ensco board is divided into three classes, with the members of each class serving for staggered three-year terms. As a result, only one class of directors will be elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. Under English law, shareholders have no cumulative voting rights. In addition, the Ensco Articles of Association incorporate similar provisions to those contained in Pride’s bylaws and certificate of incorporation, which regulate shareholders’ ability to nominate directors for election. Although shareholders have the ability to remove a director without cause under English law, the classification of the directors, the lack of cumulative voting and the limitations on shareholders’ powers to nominate directors will have the effect of making it more difficult not only for any party to obtain control of Ensco by replacing the majority of the Ensco board but also to force an immediate change in the composition of the Ensco board. However, under the Ensco Articles of Association, if the shareholders remove the entire board, a shareholder may then convene a general meeting for the purpose of appointing directors. It should be noted that holders of Ensco ADSs may have to surrender their Ensco ADSs and withdraw their Class A ordinary shares in order to exercise their rights to nominate and remove directors.

Issuance of Further Shares

The Ensco board has the authority, without further action of its shareholders, for a period of five years from December 2009, but subject to its statutory and fiduciary duties, to allot shares of Ensco, or to grant rights to subscribe for or to convert or exchange any security into shares of Ensco, up to an aggregate nominal amount of $30,000,000 and to exclude preemptive rights in respect of such issuances for the same period of time. Such authority will continue until December 2014 and thereafter it must be renewed, but Ensco may seek renewal for additional five year terms more frequently. The issuance of further shares on various terms could adversely affect the holders of Class A ordinary shares or Ensco ADSs. The potential issuance of further shares may discourage bids for Class A ordinary shares or Ensco ADSs at a premium over the market price, may adversely affect the market price of Ensco ADSs and may discourage, delay or prevent a change of control of Ensco.

Shareholder Rights Plan

The Ensco board has the necessary corporate authority, without further action of its shareholders for a period of five years from December 2009, but subject to its statutory and fiduciary duties, to give effect to a shareholder rights plan and to fix the terms thereof. Such a plan could make it more difficult for another party to obtain control of Ensco by threatening to dilute a potential acquirer’s ownership interest in the company under certain circumstances. The Ensco board may adopt a shareholder rights plan at any time, including in conjunction with the consummation of the merger or sometime thereafter. See “Comparison of Rights of Pride Stockholders and Ensco Shareholders — Anti-Takeover Matters.”

The anti-takeover and other provisions of the Ensco Articles of Association, as well as the adoption of a shareholder rights plan, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance shareholder value by discouraging certain types of abusive takeover tactics. However, these provisions could have the effect of discouraging others from making tender offers for Class A ordinary shares or Ensco ADSs and, as a consequence, also may inhibit fluctuations in the market price of Ensco ADSs that could result from actual or rumored takeover attempts.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES OF ENSCO

Citibank acts as the depositary for the Ensco ADSs representing the Class A ordinary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. Ensco ADSs represent ownership interests in securities that are on deposit with the depositary. Ensco ADSs are normally evidenced by ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London Branch), located at 25 Molesworth Street, Lewisham, London, England SE13 7EX.

Ensco appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. A copy of the deposit agreement may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

Below is a summary description of the material terms of the Ensco ADSs and of the material rights of an owner of Ensco ADSs. Summaries by their nature lack the precision of the information summarized, and as such the rights and obligations of a holder of Ensco ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. Holders are urged to review the deposit agreement in its entirety.

Each Ensco ADS represents the right to receive one Class A ordinary share of Ensco on deposit with the custodian. An Ensco ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the Ensco ADS but that has not been distributed to the holders of Ensco ADSs because of legal restrictions or practical considerations.

Each holder of an Ensco ADS will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of any ADR that evidences Ensco ADSs. The deposit agreement and the ADR specify Ensco’s rights and obligations as well as the rights and obligations of holders of Ensco ADSs and those of the depositary. An Ensco ADS holder appoints the depositary to act on its behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, Ensco’s obligations to the holders of Class A ordinary shares will continue to be governed by English law.

A holder of Ensco ADSs may hold his or her Ensco ADSs either by means of one or more ADRs registered in such holder’s name, through a brokerage or safekeeping account, or through an account established by the depositary in such holder’s name reflecting the registration of uncertificated Ensco ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of Ensco ADSs by the depositary. Under the direct registration system, ownership of Ensco ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or “DTC,” the central book-entry clearing and settlement system for equity securities in the U.S.

If Ensco ADSs are held through a brokerage or safekeeping account, the holder must rely on the procedures of such holder’s broker or bank to assert such holder’s rights as Ensco ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit a holder’s ability to exercise rights as an owner of Ensco ADSs. A holder of Ensco ADSs is encouraged to consult with such holder’s broker or bank with respect to any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes a holder has opted to own the Ensco ADSs directly by means of an Ensco ADS registered in such holder’s name.

Dividends and Distributions

Holders of Ensco ADSs generally have the right to receive the distributions Ensco makes on the securities deposited with the custodian. Receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of Ensco ADSs held as of a specified record date.

Distributions of Cash

Whenever Ensco makes a cash distribution for the securities on deposit with the custodian, Ensco will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars, if necessary, and for the distribution of the U.S. dollars to the holders, subject to English law.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the U.S., which Ensco expects them to be. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Class A Ordinary Shares

If Ensco elects to make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, Ensco will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new Ensco ADSs representing the Class A ordinary shares deposited or modify the Ensco ADS-to-Class A ordinary shares ratio, in which case each Ensco ADS held will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new Ensco ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new Ensco ADSs or the modification of the Ensco ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new Ensco ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new Ensco ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever Ensco intends to distribute rights to purchase additional Class A ordinary shares, Ensco will give prior notice to the depositary and Ensco will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional Ensco ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional Ensco ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of Ensco ADSs, and if Ensco provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). The holder may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new Ensco ADSs upon the exercise of such holder’s rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A ordinary shares other than in the form of Ensco ADSs.

The depositary will not distribute the rights to a holder if:

•	Ensco does not timely request that the rights be distributed to such holder or Ensco requests that the rights not be distributed to such holder;

•	Ensco fails to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever Ensco intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, Ensco will give prior notice thereof to the depositary and will indicate whether Ensco wishes the elective distribution to be made available to holders. In such case, Ensco will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to a holder only if it is reasonably practicable and if Ensco has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable such holder to elect to receive either cash or additional Ensco ADSs, in each case as described in the deposit agreement.

If the election is not made available to a holder, such holder will receive either cash or additional ADSs, depending on what a shareholder under English law would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever Ensco intends to distribute property other than cash, Class A ordinary shares or rights to purchase additional Class A ordinary shares, Ensco will notify the depositary in advance and will indicate whether Ensco wishes such distribution to be made to holders. If so, Ensco will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to holders and if Ensco provides all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to holders and will sell the property if:

•	Ensco does not request that the property be distributed to holders or if Ensco asks that the property not be distributed to holders;

•	Ensco does not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to holders is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever Ensco decides to redeem any of the securities on deposit with the custodian, Ensco will notify the depositary in advance. If it is practicable and if Ensco provides all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the Class A ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars, if necessary, upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their Ensco ADSs to the depositary. Holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of such holder’s ADSs.

If less than all Ensco ADSs are being redeemed, the Ensco ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for Ensco ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, Ensco ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new Ensco ADSs to holders, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of existing Ensco ADSs for new Ensco ADSs and take any other actions that are appropriate to reflect as to the Ensco ADSs the change affecting the Class A ordinary shares. If the depositary may not lawfully distribute such property to holders, the depositary may sell such property and distribute the net proceeds to such holders as in the case of a cash distribution.

Issuance of Ensco ADSs upon Deposit of Class A Ordinary Shares

The depositary may create Ensco ADSs on behalf of a holder if such holder or its broker deposits Class A ordinary shares with the custodian. The depositary will deliver these Ensco ADSs to the person indicated by a holder only after payment of any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. A holder’s ability to deposit Class A ordinary shares and receive Ensco ADSs may be limited by U.S. and English law considerations applicable at the time of deposit.

The issuance of Ensco ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue Ensco ADSs in whole numbers.

When a holder makes a deposit of Class A ordinary shares, such holder will be responsible for transferring good and valid title to the depositary. Accordingly, such holder will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	The holder is duly authorized to deposit the Class A ordinary shares.

•	The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the Ensco ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, Ensco and the depositary may, at such holder’s cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

An ADR holder will be entitled to transfer, combine or split up such holder’s ADRs and the Ensco ADSs evidenced thereby. For transfers of ADRs, a holder will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the U.S.; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have ADRs either combined or split up, a holder must surrender the ADRs in question to the depositary with such holder’s request to have them combined or split up, and such holder must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of Ensco ADSs

A holder will be entitled to present such holder’s ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. A holder’s ability to withdraw the Class A ordinary shares may be limited by U.S. and English legal considerations applicable at the time of withdrawal. A holder assumes the risk for delivery of all funds and securities upon withdrawal. Once canceled, the Ensco ADSs will not have any rights under the deposit agreement.

The depositary may ask a holder of Ensco ADSs registered in his, her or its name to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel such holder’s ADSs. The withdrawal of the Class A ordinary shares represented by a holder’s ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. The depositary will only accept Ensco ADSs for cancellation that represent a whole number of securities on deposit.

A holder will have the right to withdraw the securities represented by such holder’s ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to Ensco ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair a holder’s right to withdraw the securities represented by such holder’s ADSs except to comply with mandatory provisions of law.

Voting Rights

A holder of Ensco ADSs (or ADRs evidencing ADSs) generally has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by such holder’s ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Class A Ordinary Shares of Ensco — Voting Rights.”

At Ensco’s request, the depositary will distribute to a holder any notice of shareholders’ meeting received from Ensco together with information explaining how to instruct the depositary to exercise the voting rights of the Class A ordinary shares of Ensco represented by ADSs.

If the depositary timely receives voting instructions from a holder of Ensco ADSs, it will endeavor to vote Class A ordinary shares represented by the holder’s ADSs in accordance with such voting instructions.

The ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the Class A ordinary shares on deposit. Ensco cannot assure holders that they will receive voting materials in time to enable holders to return voting instructions to the depositary in a timely manner. Class A ordinary shares for which no voting instructions have been received will not be voted.

Fees and Charges

Ensco has agreed to pay certain fees to the depositary and to reimburse the depositary for certain expenses, including all U.K. stamp duties and stamp duty reserve taxes.

An Ensco ADS holder will be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (other than U.K. stamp duties and stamp duty reserve taxes) such as:

•	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in England (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Ensco shall pay to the depositary such fees and charges and reimburse the depositary for such out-of-pocket expenses as the depositary and Ensco may agree from time to time.

Amendments and Termination

Ensco may agree with the depositary to modify the deposit agreement at any time without consent of the holders of Ensco ADSs. Ensco undertakes to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. Ensco will not consider to be materially prejudicial to a holder’s substantial rights any modifications or supplements that are reasonably necessary for the Ensco ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges holders are required to pay. In addition, Ensco may not be able to provide holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

Holders of Ensco ADSs will be bound by the modifications to the deposit agreement if such holders continue to hold Ensco ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent a holder from withdrawing the Class A ordinary shares represented by such holder’s ADSs (except as permitted by law).

Ensco has the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, a holder’s rights under the deposit agreement will be unaffected during such notice period.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until a holder requests the cancellation of such holder’s ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of Ensco ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of Ensco ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. Holders may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Ensco ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of Ensco ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits Ensco’s obligations and the depositary’s obligations to holders of Ensco ADSs. Please note the following:

•	Ensco and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to holders of Ensco ADSs on Ensco’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of Ensco ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of its notices or for its failure to give notice.

•	Ensco and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	Ensco and the depositary disclaim any liability if Ensco or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the Ensco Articles of Association, as amended from time to time, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond their control.

•	Ensco and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the Ensco Articles of Association, as amended from time to time, or in any provisions of or governing the securities on deposit.

•	Ensco and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, any holder of Ensco ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	Ensco and the depositary also disclaim liability for the inability by a holder of Ensco ADSs to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to holders of Ensco ADSs.

•	Ensco and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	Ensco and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary may, in certain circumstances, issue Ensco ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares before receiving Ensco ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

Holders will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the Ensco ADSs. Ensco, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue Ensco ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on holders’ behalf. However, holders may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations.

Holders are required to indemnify Ensco, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for such holder.

Foreign Currency Conversion

Ensco intends to make distributions in U.S. dollars. To the extent any distributions are made in currencies other than U.S. dollars, the depositary will arrange for the conversion of all non-U.S. currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. Holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

COMPARISON OF RIGHTS OF PRIDE STOCKHOLDERS
AND ENSCO SHAREHOLDERS

The rights of stockholders of Pride are governed by the DGCL and Pride’s certificate of incorporation and bylaws. The rights of shareholders of Ensco are governed by the laws of England and the Ensco Articles of Association. After the merger, the former stockholders of Pride, through ownership of Ensco ADSs and subject to the terms of the deposit agreement, will have the rights of shareholders of Ensco, and their rights will generally be governed by English law and the Ensco Articles of Association.

There are differences between stockholder rights under the DGCL and shareholder rights under applicable English law. In addition, there are differences between Pride’s certificate of incorporation and bylaws and the Ensco Articles of Association. The following discussion is a summary of the material differences between the current rights of Pride stockholders and the current rights of Ensco shareholders. This summary does not cover all the differences between applicable English law and the DGCL affecting corporations and their stockholders or all of the differences between Pride’s certificate of incorporation and bylaws and the Ensco Articles of Association. While we believe this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable English law, the DGCL, Pride’s certificate of incorporation and bylaws and the Ensco Articles of Association. We encourage you to read those laws and documents. For information as to how you can obtain a copy of Pride’s certificate of incorporation and bylaws or the Ensco Articles of Association, see “Where You Can Find More Information.”

Rights of Pride Stockholders	Rights of Ensco Shareholders

Share Capital

•     The authorized capital stock of Pride consists of (i) 400,000,000 shares of Pride common stock and (ii) 50,000,000 shares of preferred stock, of which 4,000,000 shares have been designated as Series A Junior Participating Preferred Stock.

•   Pride’s board of directors has the authority to issue one or more series of preferred stock, having terms designated by Pride’s board of directors.

•     The share capital of Ensco consists of (i) 50,000 Class B ordinary shares in issue, which are held by a subsidiary of Ensco and (ii) 150,000,000 Class A ordinary shares in issue.

•   Preference shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

•   Subject to there being an unexpired authority to allot shares, the Ensco Articles of Association permit the directors to issue shares with rights to be determined by the directors at the time of issuance, which may include preferred rights. Ensco’s board of directors is currently authorized to allot and issue up to $30,000,000 of aggregate par value of additional shares, which may be Class A ordinary shares, Class B ordinary shares or a class of shares with such rights as the Ensco board shall determine at the time of allotment and issuance.

Voting Rights
Voting, Generally

•     Each stockholder is entitled to one vote for each share of capital stock held by the stockholder.

•   If issued, the voting rights of holders of preferred stock will be determined by the Pride board of
• Each shareholder of Ensco is entitled to one vote for each Class A ordinary share held by such shareholder. • The voting rights of holders of any additional

Rights of Pride Stockholders	Rights of Ensco Shareholders

directors.

• Pride’s bylaws provide that, as a general matter, when a quorum is present, action on a matter will be approved by a majority of shares present in person or represented by proxy at the meeting.	shares that may be issued will be determined by the Ensco board of directors in accordance with the Ensco Articles of Association.

•     Under English law and the Ensco Articles of Association, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75 percent of the votes cast at the meeting.

•     An ordinary resolution is needed to (among other matters): remove a director; provide, vary or renew a director’s authority to allot shares; and appoint directors (where appointment is by shareholders).

•   A special resolution is needed to (among other matters): alter a company’s articles of association, exclude statutory preemptive rights on allotment of securities for cash; reduce a company’s share capital; re- register a public company as a private company (or vice versa); approve a scheme of arrangement.

• The Ensco board of directors has the authority under the Ensco Articles of Association to change the company’s name.

Quorum

• Holders of at least a majority of the stock issued and outstanding and entitled to vote, present at a meeting or represented by proxy, shall constitute a quorum.	• Holders of at least a majority of the shares issued and outstanding and entitled to vote, present at a general meeting, shall constitute a quorum.

Cumulative Voting

•     Pride’s certificate of incorporation specifically prohibits cumulative voting of common stock, and cumulative voting for a series of preferred stock is only permitted if specifically provided for in a board of directors’ resolution relating to such series of preferred stock.
• Cumulative voting is not recognized under English law or permitted under the Ensco Articles of Association.

• Pride’s bylaws provide that directors shall be elected by a plurality of the votes cast by holders of outstanding shares entitled to vote in the election of directors at meeting of stockholders where a quorum is present.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Action by Written Consent

• Pride’s certificate of incorporation prohibits stockholder action by written consent.	• Under English law, a public limited company’s shareholders cannot pass a resolution by written consent; they can only pass resolutions taken at shareholder meetings.

Stockholder and Shareholder Proposals Nominations of Directors

Shareholders’ Ability to Call a Special Meeting

•     Pride’s bylaws provide that special meetings of stockholders may only be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Under Delaware law, any stockholder may petition the Court of Chancery to order a meeting to elect directors if such meeting, or action to elect directors by written consent in lieu of a meeting, has not been held within thirteen months.
• Under English law, the ownership of shares (by one or more shareholders) representing 5 percent of the paid-up capital of Ensco carrying voting rights gives the right to requisition the holding of a general meeting of shareholders.

• See “Meetings of Shareholders” below.

Shareholder Proposals: Director Nominations, Generally

•     Under Pride’s bylaws, stockholders have an express right to nominate candidates for election to the board of directors and bring other business before an annual meeting, provided the shareholder was a stockholder of record at the time notice was given of the meeting and is a stockholder at the time of the meeting, is entitled to vote at the meeting and complies with the notice procedures set forth below.

  (A) A stockholder’s notice must set forth, as to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the notice is made, or the nominee, if applicable, (i) the name and address of such persons, and the name and address of any other stockholders known to be supporting such proposal or nomination, (ii) the class or series and number of shares of capital stock of Pride owned by such persons, (iii) any derivative instruments owned by such persons, (iv) any proxy, contract, arrangement or understanding that increases or decreases the voting power of such persons, (v) any pledge by such persons of any security of Pride or any short interest of such persons, (vi) any rights to dividends on shares of Pride common stock owned by such persons, (vii) any proportionate interest in Pride stock or derivative owned by a partnership in which such
• One or more shareholders holding at least 5 percent of the paid-up capital of Ensco carrying voting rights can require resolutions to be put before the annual general meeting. The request must be received at least 6 weeks before the relevant annual general meeting. If so requested, the company is required to give notice of a resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

•   All shareholder resolutions thus proposed must not be:

  (A) if passed, ineffective (whether by reason of inconsistency with any enactment or with the Ensco Articles of Association);

  (B) defamatory of any person; or

  (C) frivolous or vexatious.

• One or more shareholders holding at least 5 percent of the paid-up capital of Ensco carrying voting rights, or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital, can require the company to circulate to shareholders a statement of up to 1,000 words relating to a matter referred to in

Rights of Pride Stockholders	Rights of Ensco Shareholders

person is a general partner, (viii)   the right to any performance-related fees held by such person based on the value of capital stock of Pride or derivatives instruments related thereto and (ix)   any other information relating to such person that would be required to be disclosed in a proxy statement pursuant to Section   14 under the Exchange Act.

   (B)   A stockholder’s notice of business to be brought must set forth as to each matter, a description of (i)   the business desired to be brought before the meeting along with the text of such proposal and the reasons for conducting such business at the meeting, (ii)   any material interest of such stockholder and beneficial owner, if any, in such business or proposal and (iii)   all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other persons (including their names) in connection with such business or proposal by such stockholder.

   (C)   A stockholder’s notice of a nomination must set forth, for each nominee, (i)   name, age, address and principal occupation of such person, (ii)   any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Section   14 under the Exchange Act (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected), (iii)   a description of all direct and indirect compensation during the past three years, and any other material relationships, between or among such stockholder and beneficial owner on the one hand, and each proposed nominee, on the other hand and (iv)   a completed and signed questionnaire, representation and agreement for each nominee.

• To be timely, a stockholder’s notice must be delivered to the secretary of the corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the date of the next preceding annual meeting; provided, however, that if the scheduled annual meeting date differs from such anniversary date by more than 30 days, notice by such stockholder, to be timely, must be so delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of such annual meeting	a proposed resolution or any other business matter to be dealt with in any type of general meeting. The request must be received at least 1 week before the meeting to which it relates. If so requested, the company is required to circulate a statement in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the relevant general meeting.

•     Shareholders, whether individually or collectively, who do not meet the 5 percent threshold will not be entitled to nominate a director or propose a shareholder resolution for consideration at a meeting of the shareholders except for shareholder proposals required by SEC Rule 14a-8 under the Exchange Act.

•   Directors of Ensco that are proposed to be elected at a shareholder meeting generally must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

•   Under the Ensco Articles of Association, shareholders holding at least 5 percent of the paid-up capital of Ensco carrying voting rights have an express right to nominate candidates for election to the board and bring other business before an annual general meeting, provided the shareholder was a shareholder of record at the time notice was given of the meeting and is a shareholder at the time of the meeting, is entitled to vote at the meeting and complies with the notice procedures set forth below as to such business or nomination. The shareholder must give timely notice and the notice must:

  (A) set forth, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, (ii) the class or series and number of shares of the corporation owned, any option or convertible security and certain other information regarding shareholder ownership of shares and (iii) any other information relating to such shareholder and beneficial owner that would be required to be disclosed in a proxy;

(B) if the notice relates to any business other than a nomination of a director(s), set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such shareholder and beneficial

Rights of Pride Stockholders	Rights of Ensco Shareholders

or, if less than 100   days’ prior notice or public disclosure of the scheduled meeting date is given or made, the 10th   day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made.

• Under Pride’s bylaws and except as otherwise provided by law, the certificate of incorporation or the bylaws, the Chairman of the meeting shall determine whether a nomination or any business proposed to be brought before the meeting was properly made and if not, to declare that such defective proposal or nomination shall be disregarded.	owner in such business and (ii) a description of all agreements between such shareholder and beneficial owner and any other person in connection with the proposal of such business by such shareholder;

  (C) set forth, for each nominee (i) information relating to such person that would be required to be disclosed in a proxy statement and (ii) a description of all direct and indirect compensation during the past three years, and any other material relationships, between or among such shareholder and beneficial owner on the one hand, and each proposed nominee, on the other hand; and

(D) include a completed and signed questionnaire, representation and agreement for each nominee.

•     To be timely, a shareholder’s notice must be delivered to the secretary of the company not earlier than the close of business on the 75th day and not later than the close of business on the 50th day prior to the first anniversary of the preceding year’s annual general meeting, subject to any other requirements of law; provided, however, that in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 75th day prior to the date of such annual general meeting and not later than the close of business on the later of the 50th day prior to the date of such annual general meeting or, if the first public announcement of the date of such annual general meeting is less than 65 days prior to the date of such annual general meeting, the 15th day following the day on which public announcement of the date of such meeting is first made by the company.

• Under the Ensco Articles of Association and except as otherwise provided by law, the chairman of the meeting shall determine whether a nomination or any business proposed to be brought before the meeting was properly made and, if not, to declare that such defective proposal or nomination shall be disregarded.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Sources and Payment of Dividends
Sources of Dividends

•     Under Delaware law, subject to certain restrictions, the board of directors may declare and pay dividends out of:

  (1) surplus of the corporation, which is defined as net assets less statutory capital; or

  (2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year;
• Ensco may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital, which includes share premiums (which are equal to the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares).

• In addition, under English law, Ensco is not permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

provided, however, that if the net assets of the corporation have been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency has been repaired.

Declaration of Dividends

•     Under Delaware law, dividends may be declared by the board of directors at any time, and may be paid in cash, property or in shares of the company’s capital stock. Before payment of any dividend, there may be set aside out of the funds of the corporation available for dividends such sums as the directors think proper as a reserve to meet contingencies, to equalize dividends or to repair or maintain company property or for any other purpose.
• The Ensco Articles of Association authorize the directors to declare dividends if the Ensco board of directors consider that the financial position of Ensco justifies such payment.

•   The Ensco Articles of Association provide that dividends may be paid in cash or in property, paid-up shares, or debentures of another company.

• The Ensco Articles of Association provide that shares held by or for the benefit of subsidiaries of Ensco will not be entitled to dividends, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company.

Record Date

• Pride’s bylaws provide that for dividends and other matters, the record date must be set not more than 60 days prior to such action.	• The Ensco Articles of Association provide that, subject to certain restrictions, the Ensco board of directors may set the record date for a dividend or other distribution, provided the date is not more than 60 days before the date of declaration of the dividend.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Purchase and Redemption of Stock

Purchase and Redemption of Stock, Generally

•     Under Delaware law, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall:

  (1) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced;

• The Ensco Articles of Association provide that it may purchase its own shares, which, if purchased off market, requires approval of the shareholders by special resolution, and redeem outstanding redeemable shares. A special resolution was adopted in December 2009 which authorized the repurchase of up to 30 percent per annum of the share capital outstanding as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum of 119,000,000 shares).

•   Ensco may redeem or purchase shares only if the shares are fully paid and only out of

  (1) distributable profits; or

  (2) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or

  (3) redeem any of its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the certificate of incorporation.

   (2)   the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

• Under English law, any shares (including redeemable shares) purchased by Ensco must then be cancelled and cannot be resold by the company.

•     Under Delaware law, a corporation has a right to resell any of its shares theretofore purchased or redeemed out of surplus and which have not been retired, for such consideration as shall be fixed by the board of directors.

• Pride’s certificate of incorporation provides that common stock is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund.

Voting Treasury Stock

•     Under Delaware law, shares of its own capital stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, are neither entitled to vote nor counted
• Under English law, because Ensco is not quoted on certain exchanges in the European Economic Area (i.e., it will be listed only on the NYSE), it may not hold treasury shares and any shares held by a subsidiary of Ensco may not be voted or counted for determining quorum.

Rights of Pride Stockholders	Rights of Ensco Shareholders

for quorum purposes; however, a corporation has a right to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

• Under Delaware law, shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.	• Any redeemable shares which are redeemed by Ensco must be cancelled, but pending redemption could be voted and deemed outstanding for the purpose of determining the total number of shares entitled to vote on any such matter unless the terms of issue provide otherwise.

Meetings of Shareholders

• Pride’s bylaws provide that all stockholder meetings may be held at any place designated by the board of directors.	• The Ensco Articles of Association provide that the Ensco board of directors, chairman, or chief executive officer may convene general meetings of the shareholders at any place they so designate.

• Pride’s bylaws provide that notice of the annual meeting stating the place, date and hour of the meeting must be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

•     The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with. The general meeting may be within or outside the U.K.

•   Ensco must hold its annual general meeting within 6 months from the day following the end of its fiscal year.

•     Under English law, an annual general meeting must be called by at least 21 clear days’ notice. It is possible to extend this notice period in the company’s articles of association. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement. The maximum notice in the Ensco Articles of Association is 60 days for both types of meeting.

• “Clear days” means calendar days and excludes

(1) the date of receipt or deemed receipt of the notice; and

(2) the date of the meeting itself.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Special Meetings of Shareholders

Calling a Special Meeting

• Pride’s certificate of incorporation and bylaws provide that special meetings of stockholders may be called only on the order of:	• The Ensco Articles of Association provide that general meetings of shareholders may be called on the order of

(1) the board of directors; or	(1) the Ensco board of directors; or

(2) the chairman of the Pride board of directors; or	(2) the chairman of the Ensco board; or

(3) the chief executive officer.	(3) the chief executive officer.

• Under English law, one or more shareholders representing at least 5 percent of the paid up capital of Ensco carrying voting rights have the right to requisition the holding of a general meeting.
Notice
•     Pride’s bylaws provide that notice of a special meeting stating the place, date, hour of the meeting and purpose or purposes for which the meeting is called must be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. Business transacted at any special meeting of stockholders is limited to the purpose or purposes stated in the notice.
• English law requires that notice of a general meeting of shareholders (other than the annual general meeting convened by the officers, which requires at least 21 clear days) must be delivered to the shareholders at least 14 clear days prior to the meeting. Under the Ensco Articles of Association the notice must be delivered not more than 60 days prior to the meeting. This notice must state the place, date and time of the meeting and the purpose or purposes for which the meeting is called. Business transacted at any general meeting of shareholders shall be limited to the purposes stated in the notice.

•     Where the meeting is properly requisitioned by the shareholders of Ensco, the Ensco board of directors must call the general meeting within 21 days, and the meeting itself should be held not more than 28 days after the date of the notice convening the meeting.

• Notice periods for general meetings can be shortened for public companies if shareholders holding 95 percent of the voting rights agree to hold the meeting at short notice. In the case of annual general meetings, all shareholders entitled to attend and vote must agree to short notice.

Appraisal Rights

•     Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.
• English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a Court in the context of the compulsory acquisition

Rights of Pride Stockholders	Rights of Ensco Shareholders

of minority shares. See “Shareholders’ Votes on Certain Transactions” below.

Preemptive Rights

•     Under Delaware law, stockholders are not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless such right is expressly included in the certificate of incorporation.

•     Under English law, unless either a special resolution to the contrary has been passed by the shareholders or there is a provision in the Ensco Articles of Association conferring a corresponding right, the issuance for cash of:

• Pride’s certificate of incorporation does not provide holders of Pride common stock such rights.

  (1) equity securities, (i.e., ordinary shares, which are shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

(2) rights to subscribe for, or convert securities into, ordinary shares,

must be offered first to the existing ordinary shareholders in proportion to the respective nominal values of their holdings. English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

• Preemptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

• A special resolution was adopted in December 2009 to exclude preemptive rights for a period of five years with respect to the allotment of shares up to an aggregate nominal amount of $30,000,000.

Amendment of Governing Instruments

•     Pride’s certificate of incorporation requires a vote of 80% of the outstanding voting stock of Pride to amend or repeal the provision of the certificate of incorporation dealing with stockholder action by written consent. All other amendments to Pride’s certificate of incorporation require a vote of a majority of the outstanding voting stock of Pride pursuant to Delaware law.
• The provisions in the Ensco Articles of Association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and bylaws of a Delaware corporation.

• Under English law, a special resolution of the shareholders is required to amend any provision of the Ensco Articles of Association. The Ensco board of directors does not have the power to amend the articles without shareholder approval.

• Pride’s certificate of incorporation and bylaws provide that the bylaws may be amended by the board of directors, subject to the right of the stockholders to amend the bylaws by a vote of the

Rights of Pride Stockholders	Rights of Ensco Shareholders

stockholders holding a majority of the outstanding voting stock of Pride.
Preferred Stock/Unclassified Shares

•   Pride’s certificate of incorporation authorizes the board of directors to provide for the issuance of one or more series of preferred stock and to fix the voting rights, powers, designations, preferences, and relative participating, optional, or other special rights, and qualifications, limitations and restrictions thereof.

• Pride currently does not have any shares of preferred stock outstanding.

•     Preferred shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

•   Subject to there being an unexpired authority to allot shares, the Ensco Articles of Association permit the directors to issue shares with rights to be determined by the directors at the time of issuance, which may include preferred rights.

Stock Class Rights

•     Under Delaware law, any change to the rights of holders of Pride’s common or preferred stock would require an amendment to Pride’s certificate of incorporation. Holders of shares of a class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment will:

  (1) unless otherwise provided in the certificate of incorporation, increase or decrease the authorized shares of the class;

  (2) increase or decrease the par value of the shares of the class; or

  (3) alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

•     Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of the class affected at a separate class meeting.

•   The Ensco Articles of Association provide that shareholders of the relevant class of shares can approve any amendment to their rights either by:

  (1) consent in writing of shareholders holding at least 75 percent of the issued shares of that class by amount; or

  (2) a special resolution passed at a class meeting of the relevant class.

Shareholders’ Votes on Certain Transactions

Approval of Mergers and Acquisitions, Generally

•     Under Delaware law, unless a corporation’s certificate of incorporation provides otherwise, a merger or consolidation of the corporation or the sale, lease or exchange of all or substantially all of a corporation’s assets generally requires the affirmative vote of the board of directors and (except in limited circumstances) the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction.

•   Pride’s certificate of incorporation does not require a supermajority vote of stockholders to approve a merger or consolidation of Pride or the sale, lease
• As noted above, “ordinary resolutions” must be approved by at least a majority of the votes cast by shareholders. “Special resolutions” require the affirmative vote of at least 75 percent of the votes cast at the meeting to be approved.

•   There is no concept of a statutory merger under English law (except where an English company merges with another company based in the European Economic Area).

• Under English law and subject to applicable U.S. securities laws and NYSE rules and regulations, where Ensco proposes to acquire

Rights of Pride Stockholders	Rights of Ensco Shareholders

or exchange of all or substantially all of Pride’s assets.	another company, approval of Ensco’s shareholders is not required.

• Under Delaware law, a corporation or other entity owning at least 90% of the outstanding shares of a subsidiary corporation may effect a merger with or into such subsidiary by resolution of the board of directors of the parent and without any action on the part of the board or of the other stockholders of the subsidiary.

•     Under English law, where another company proposes to acquire Ensco, the requirement for the approval of the shareholders of Ensco depends on the method of acquisition.

•   Under English law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the U.S.). Such arrangements require the approval of: (i) a majority in number of shareholders or creditors (as the case may be) representing 75 percent in value of the creditors or class of creditors or shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court.

•     Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

•     The Companies Act also provides that where (i) a takeover offer is made for shares, and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90 percent in value of the shares to which the takeover offer relates, and not less than 90 percent of the voting rights carried by the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer.

•     A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

• A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Related Party Transactions

•     Under the rules of the NYSE, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to:
• Under English law, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

  (1) a director, officer or substantial security holder of the company (each a “Related Party”);

  (2) a subsidiary, affiliate or other closely-related person of a Related Party; or

  (3) any company or entity in which a Related Party has a substantial direct or indirect interest;

if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. However, if the Related Party involved in the transaction is classified as such solely because such person is a substantial security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares of common stock to be issued, or unless the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance.

•     Under the rules of the NYSE, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to:

  (1) a director, officer or substantial security holder of the company (each a Related Party);

  (2) a subsidiary, affiliate or other closely-related person of a Related Party; or

  (3) any company or entity in which a Related Party has a substantial direct or indirect interest;

if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance.

However, if the Related Party involved in the transaction is classified as such solely because such person is a substantial security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares of common stock to be issued, or unless the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance.

Greater than 20 Percent Change in Common Shares or Voting Power

•     Under NYSE rules stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if:

  (1) the common stock has, or will have upon issuance, voting power equal to or in excess of
• Under NYSE rules shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if:

(1) the common stock has, or will have upon issuance, voting power equal to or in excess of

Rights of Pride Stockholders	Rights of Ensco Shareholders

20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or	20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

(2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.	(2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.

Rights of Inspection

Rights of Inspection Generally

•     Delaware law allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

  (1) The corporation’s stock ledger, a list of its stockholders, and its other books and records; and

• Generally, the register and index of names of shareholders of Ensco may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.

  (2) A subsidiary’s books and records, to the extent that:

      (i) The corporation has actual possession and control of such records of such subsidiary; or

      (ii) The corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

  (1) The stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

•     The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

•   The service contracts, if any, of Ensco’s directors can be inspected without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to the company or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise.

•   The shareholders of Ensco may also inspect, without charge and during business hours, the minutes of meetings of the shareholders for the previous 10 years and obtain copies of the minutes for a fee.

   (2)   The subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

• Delaware law allows any stockholder the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the ten days preceding the meeting, for a purpose germane to the meeting.

•     In addition, the published annual accounts of Ensco are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts. The accounts must also be made available on Ensco’s website and remain available until the accounts for the next financial year are placed on the website.

•   Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

Rights of Pride Stockholders	Rights of Ensco Shareholders

• The Ensco Articles of Association permit shareholders to examine a complete list of shareholders prior to, and at, a shareholder meeting.
Standard of Conduct for Directors

•     Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of the board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act in good faith, on an informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.
• English law imposes certain specific obligations on the directors of Ensco. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

  (1) To act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

(2) To act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(3) To exercise independent judgment;

(4) To exercise reasonable care, skill and diligence;

(5) To avoid conflicts of interest;

(6) Not to accept benefits from third parties; and

(7) To declare an interest in a proposed transaction with the company.

Classification of the Board of Directors

•     Delaware law permits the certificate of incorporation or a stockholder-adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year.

•   Pride’s bylaws and certificate of incorporation do not provide for classes of directors.
• English law permits a company to provide for terms of different length for its directors. However, it also requires, in the case of officers who are also considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to a prior approval of shareholders at a general meeting.

• The Ensco Articles of Association provide that the board of directors will be divided into three classes of directors, each class is elected to serve for a term of three years, with the term of only one class expiring every year.

Removal of Directors

• Under Delaware law, any director may be removed with or without cause by the affirmative vote of holders of a majority of the outstanding shares entitled to vote upon the election of directors.	• Under English law, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions in the company’s articles of association, provided that 28 clear days’ notice of the resolution is given to the company.

• Unless otherwise provided in the Ensco Articles of

Rights of Pride Stockholders	Rights of Ensco Shareholders

Association, the director has a right to make written representations, which the company must circulate to shareholders, as to why he or she should not be removed. This right is not excluded by the Ensco Articles of Association.

Vacancies on the Board of Directors
Vacancies, Generally

• Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws,	• The Ensco Articles of Association provide that:

(1) vacancies on a board of directors; and	(1) any vacancies on the board; or

  (2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office, although less than a quorum, or by a sole remaining director. In the case of a classified board, directors elected to fill vacancies or newly created directorships will hold office until the next election of the class for which the directors have been chosen. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10 percent of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.
(2) newly created directorships

shall be filled by the majority vote of the remaining directors of all classes, whether or not a quorum, or by a sole remaining director. If there are, however, no directors in office, a shareholder may convene a general meeting for the purpose of appointing directors.

• Shareholders also have a right to propose directors for appointment at a general meeting convened by the Ensco board of directors for such purpose, provided the shareholder(s) comply with the relevant procedural requirements. See “Shareholder Proposals and Shareholder Nominations of Directors” and “Special Meetings of Shareholders” above.

• Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws, when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

•     Pride’s bylaws and certificate of incorporation provide that any vacancies on the board of directors or newly created directorships shall be filled by the majority vote of the remaining directors, whether or not a quorum is present, or by a sole remaining director. If there are no directors in office, then an

Rights of Pride Stockholders	Rights of Ensco Shareholders

election of directors may be held in the manner provided by statute.

Term of Service After Appointment to Fill a Vacancy

•     Pride’s bylaws and certificate of incorporation provide that any director appointed to fill a vacancy or a newly-created directorship shall serve until the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified or until his earlier death, resignation or removal.
• The Ensco Articles of Association provide that any director appointed to fill a vacancy shall serve for the remainder of the then present term of office of the class to which he or she was appointed. In the event such term extends beyond the next annual general meeting of shareholders for which a definitive proxy statement has not been filed at the time of the appointment, the director or directors so appointed shall be named and described in the next definitive annual general meeting proxy statement and shall stand for election for the remaining portion of the term of office at the annual general meeting of shareholders subject to said proxy statement.

• The Ensco Articles of Association also provide that in the event of any change in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the board of directors among the classes of directors so as to maintain such classes as nearly equal as possible.

Liability of Directors and Officers

•     Delaware law permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for
• English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

(1) any breach of his or her duty of loyalty to the corporation or its stockholders;	• Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4) any transaction from which he or she derives an improper personal benefit.

• Pride’s certificate of incorporation provides that its

Rights of Pride Stockholders	Rights of Ensco Shareholders

directors will not be personally liable to Pride or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit.

Indemnification of Directors and Officers

•     Delaware law provides that a corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

•   A Delaware corporation may indemnify the same category of persons in an action by or in the right of the corporation under the same conditions, but only for expenses (including attorneys’ fees), provided that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation.

•   Pride’s bylaws provide for indemnification and advancement of expenses of its directors, officers, employees and agents, and persons serving at the request of Pride in any such capacity with any other
• Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify him or her against, liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to the company.

•   The exceptions allow a company to:

  (1) purchase and maintain director and officer insurance, or “D&O Insurance” against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental liabilities. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true; and

(2) provide a qualifying third party indemnity provision, or “QTPIP.” This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). Ensco can therefore indemnify directors and certain officers against such third party actions

Rights of Pride Stockholders	Rights of Ensco Shareholders

corporation, entity or enterprise, to the fullest extent permitted by Delaware law.	as class actions or actions following mergers and acquisitions or share issues; and

• As permitted by the DGCL, Pride currently has in effect a directors’ and officers’ liability insurance policy.

  (3) indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

•     The Ensco Articles of Association include a provision requiring the company to indemnify to any extent permitted by law any person who is or was a director or officer of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to the company or any associated company. The articles of association go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her.

•     In addition to the provisions of the Ensco Articles of Association, it is common to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or executive officer which essentially indemnifies the director or executive officer against claims brought by third parties to the fullest extent permitted under English law. In December 2009, Ensco entered into such deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates).

• Ensco is required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder may inspect the

Rights of Pride Stockholders	Rights of Ensco Shareholders

indemnity, or memorandum, without charge or may request a copy on payment of a fee.

Shareholders’ Suits

•     Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

  (1) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

  (2) (a) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors; or

      (b) state the reasons for the plaintiff’s failure to obtain the action or for not making the effort.

•     While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder whose name is on the register of shareholders of Ensco to apply for a court order:

  (1) when Ensco’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

  (2) when any act or omission of Ensco is or would be so prejudicial.

•   As discussed in Description of Class A Ordinary Shares of Ensco — Anti-takeover Provisions,” Ensco is not currently subject to the jurisdiction of the U.K. Takeover Panel (i.e., the regulator of the Takeover Code).

•     Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action may not be dismissed or compromised without the approval of the Delaware Court of Chancery.

• An individual may also commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

Anti-Takeover Matters

• A Delaware court will generally uphold board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:	• English law does not expressly prohibit anti-takeover measures, such as shareholder rights plans. The Ensco Articles of Association provide that the Ensco board of directors may adopt a shareholder rights plan at any time subject to compliance with their fiduciary duties.

(1) they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2) the board action taken was reasonable in relation to the threat posed.

• Pride has a shareholder rights plan.

•     Section 203 of the DGCL prohibits certain “business combinations.” A corporation shall not engage in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

Rights of Pride Stockholders	Rights of Ensco Shareholders

(1) Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  (2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(3) At or subsequent to such time the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Disclosure of Interests

Short Form Disclosure

•     Certain acquisitions of Pride stock may require disclosure under the Exchange Act. Some acquisitions, however, may qualify for a short-form disclosure on Schedule 13G. Generally, an acquisition of more than a 5 percent interest in a U.S. publicly-held issuer by

  (1) certain types of persons, including a broker-dealer, a bank, an insurance company, an investment company and an investment adviser, or

  (2) a “passive investor” who is not seeking to acquire or influence control of the issuer, so long as the investor owns less than 20 percent of the class of stock it is acquiring, may be disclosed on a Schedule 13G.
• The Section 13D/G reporting applies to Ensco as its shares are registered under Section 12 of the U.S. Securities Exchange Act of 1934.

•   In addition, English law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to:

  (1) confirm whether this is or is not the case; and

(2) if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware. The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Amendments to Short Form Disclosure

• A buyer who files a Schedule 13G must amend it periodically

(1) to report any change in the information previously reported; or

(2) if it acquires more than 10 percent of the class of stock and, thereafter, if it undergoes any change in ownership of 5 percent or more of the class of stock.

Limitation on Enforceability of Civil Liabilities Under U.S. Federal Securities Laws

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

•     Pride is a U.S. company incorporated under the laws of Delaware and has substantial assets located in the U.S. As a result, investors generally can initiate lawsuits in the U.S. against Pride and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.
• As a company listed on the NYSE, Ensco and its directors and officers are subject to U.S. Federal securities laws, and investors could initiate civil lawsuits in the U.S. against Ensco for breaches of the U.S. Federal securities laws.

•   Because Ensco is a public limited company incorporated under English law, investors could experience more difficulty enforcing judgments obtained against Ensco in U.S. courts than would currently be the case for U.S. judgments obtained against Pride. In addition, it may be more difficult (or impossible) to bring some types of claims against Ensco in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In addition, the Ensco articles of association provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Ensco or its directors.

• A judgment obtained against Ensco from a U.S. court will not be recognized by the English courts but an action may be commenced in the English courts for an amount due under a judgment given by the U.S. courts if that judgment is (a) for a debt or definite sum of money; (b) final and conclusive; and (c) not of a penalty or revenue nature. A judgment may be impeached by showing that: (i) the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

Rights of Pride Stockholders	Rights of Ensco Shareholders

•     Ensco and its directors and officers may be subject to criminal penalties in the U.S. arising from breaches of the U.S. federal securities laws, but may not be subject to criminal penalties unless the criminal laws of the U.K. were violated.

•     A criminal judgment in a U.S. court under U.S. Federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

Short Swing Profits

•     Directors and officers of Pride are governed by rules under the Exchange Act that may require directors and officers to forfeit to Pride any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Pride equity securities.
• As a company listed on the NYSE, directors and officers of Ensco are subject to the U.S. securities laws, including the prohibitions on “short swing” trading.

Rights of Pride Stockholders	Rights of Ensco Shareholders

Proxy Statements and Reports
Notices and Reports to Shareholders; Matters to Include

Proxy Statements, Generally

• Under the Exchange Act proxy rules, Pride must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.	• Under the Exchange Act proxy rules, Ensco must comply with notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings.

•   English law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the U.K. Financial Services and Markets Act 2000.

Voting by Proxy

•     Pride’s bylaws provide that each stockholder is entitled to vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but under Section 212 of the DGCL no proxy may be voted on or after three years from its date unless the proxy provides for a longer period.
• The Ensco Articles of Association provide that each shareholder is entitled to vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted on after three years from its date unless the proxy provides for a longer period.
Approval of Director Compensation

• Under recently adopted SEC rules, Pride’s stockholders are allowed a non-binding advisory vote to approve named executive officer compensation.	• Because shares of Ensco stock trade on the NYSE in ADS form only, Ensco is not required to prepare and submit for shareholder approval a directors’ remuneration report. Ensco is subject to SEC reporting requirements for director and executive officer compensation and shareholder non- binding advisory votes to approve named executive officer compensation.
Approval of Auditors

• Pride’s stockholders do not have the right to appoint its auditors; however, Pride typically includes in its proxy statement a shareholder proposal to ratify the appointment of its auditors.	• Under English law, Ensco’s shareholders approve the company’s auditors each year. In addition, the company’s annual financial statements, which must, to the satisfaction of the directors, give a “true and fair view” of the assets, liabilities, financial position and profit or loss of Ensco and the consolidated group, must be presented to the shareholders at a general meeting but are not required to be approved by the shareholders.

Notice

• Pride’s bylaws provide that whenever notice is required to be given to any stockholder, such notice	• The Ensco Articles of Association provide that whenever notice is required to be given to any

Rights of Pride Stockholders	Rights of Ensco Shareholders

may be given (i) by telegraph, telephone, facsimile, cable or wireless transmission or (ii) by mail, addressed to such stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the U.S. mail.	shareholder, such notice may be given in writing (1) personally;

(2) by mail, addressed to such shareholder, at his or her address as it appears on the records of the company, with postage thereon prepaid;

(3) by sending it in electronic form (if the shareholder has so agreed); or

(4) in certain circumstances, by making the notice available on a website.

Reporting Requirements

• As a U.S. public company, Pride must file with the SEC, among other reports and notices:	• Ensco is subject to U.S. securities laws, but is not subject to the reporting obligations of companies listed on the London Stock Exchange or on any other securities exchange.

  (1) an Annual Report on Form 10-K within 60 days after the end of a fiscal year;

  (2) a Quarterly Report on Form 10-Q within 40 days after the end of a fiscal quarter ending; and

(3) Current Reports on Form 8-K upon the occurrence of certain important corporate events. Unless otherwise specified, a report is to be filed or furnished within four business days after occurrence of the event.

•     As a U.S. public company, Ensco must file with the SEC, among other reports and notices:

  (1) an Annual Report on Form 10-K within 60 days after the end of a fiscal year;

  (2) a Quarterly Report on Form 10-Q within 40 days after the end of a fiscal quarter; and

(3) Current Reports on Form 8-K upon the occurrence of certain important corporate events. Unless otherwise specified, a report is to be filed or furnished within four business days after occurrence of the event.

THE ENSCO GENERAL MEETING

Date, Time, Place and Purpose of the Ensco General Meeting

The general meeting of the shareholders of Ensco will be held at the registered office and headquarters of Ensco plc, 6 Chesterfield Gardens, London, W1J 5BQ, United Kingdom at 8:00 a.m. London time on          , 2011. The purpose of the Ensco general meeting is:

1. to consider and vote on the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement; and

2. to transact any other business that may properly come before the Ensco general meeting or any adjournment or postponement of the Ensco general meeting.

Ensco Board Recommendation

The Ensco board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote “FOR” the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement. For the reasons for this recommendation, see “The Merger — Recommendation of the Ensco Board of Directors and Its Reasons for the Merger.”

Who Can Vote at the Ensco General Meeting

Ensco shareholders who owned Class A ordinary shares at the close of business on          , 2011, which is referred to as the Ensco record date, are qualified to receive notice of, attend and vote at the Ensco general meeting and, subject to the Ensco Articles of Association, any adjournment or postponement thereof. On the Ensco record date, there were           Ensco Class A ordinary shares (represented by Ensco ADSs) outstanding and entitled to vote at the Ensco general meeting. Citibank, N.A. (London Branch) (or its nominee), as the custodian for Citibank, N.A., the ADS depositary, is the registered holder of all outstanding Ensco Class A ordinary shares as of the date of this joint proxy statement/prospectus. If you own Ensco ADSs representing Class A ordinary shares at the close of business in New York City on the Ensco record date, whether directly or in “street name,” you are entitled to instruct the ADS depositary on how to vote the Class A ordinary shares represented by your Ensco ADSs, which for purposes of this joint proxy statement/prospectus we refer to as voting your shares.

Voting instructions must be received by the ADS depositary at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. New York City time on          , 2011 for employees and directors holding shares in Ensco benefit plans, and on                     , 2011 for all other holders (the “ADS voting cutoff time”).

Each Ensco Class A ordinary share is entitled to one vote on each matter to be voted on at the Ensco general meeting.

Vote Required for Approval; Quorum

The approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement is being proposed as an ordinary resolution, which means that, assuming a quorum is present, the resolution will be approved for purposes of the U.K. Companies Act 2006 if a majority of the votes cast are cast in favor of the resolution. Further, under NYSE rules, the total amount of votes cast on the resolution must represent over 50% in interest of all securities entitled to vote. The chairman of the Ensco general meeting may adjourn or postpone the meeting without notice other than announcement at the meeting.

At the Ensco general meeting, holders of a majority of the outstanding Ensco Class A ordinary shares entitled to vote must be present, either in person or represented by proxy, to constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Ensco general meeting. However, because abstentions and broker non-votes are not considered votes cast under English law, they will not have any effect on the outcome of the vote with respect to the proposal to approve the issuance and delivery of Ensco ADSs pursuant to the merger agreement (assuming a quorum is present). Under NYSE rules, abstentions, but not broker non-votes, will be considered as votes cast for determining whether a sufficient number of votes have been cast on the resolution.

An abstention occurs when a shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal.

Your vote is very important. You are encouraged to vote as soon as possible and in any event before the ADS voting cutoff time. If the ADS depositary timely receives voting instructions that fail to specify the manner in which the ADS depositary is to vote the Class A ordinary shares represented by Ensco ADSs, the ADS depositary will vote in favor of the items set forth in such voting instructions. Class A ordinary shares represented by Ensco ADSs for which no timely voting instructions are received by the ADS depositary will not be voted.

Manner of Voting

If you are a “shareholder of record” of Ensco Class A ordinary shares, you may vote your shares in person at the Ensco general meeting (any resolution put to vote at a general meeting shall be decided on a poll) or, in accordance with provisions in the Companies Act and in accordance with the Ensco Articles of Association, you are entitled to appoint another person as your proxy to exercise all or any of your rights to attend and to speak and vote at the Ensco general meeting and to appoint more than one proxy in relation to the Ensco general meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you). Such proxy need not be a shareholder of record.

If you are a “holder of record of Ensco ADSs,” your name will appear on the register of Citibank as the ADS depositary, and Citibank (or its nominee), as the registered holder of the Class A ordinary shares underlying your Ensco ADSs, will, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement and the Ensco Articles of Association, vote the Class A ordinary shares underlying your Ensco ADSs in accordance with your voting instructions.

If you want the ADS depositary to vote your shares at the Ensco general meeting, you may provide your voting instructions to the ADS depositary c/o Broadridge via the Internet, by telephone or by sending in a completed voting instruction card, as described on the voting instruction card.

After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card, as applicable and returning it in the enclosed postage-paid envelope or, if available, by submitting your proxy or voting instructions by telephone or through the Internet as soon as possible so that the Class A ordinary shares represented by your Ensco ADSs will be represented and voted at the Ensco general meeting.

Please refer to your proxy card, voting instruction card or the information forwarded by your broker or other nominee to see which voting options are available to you.

The Internet and telephone proxy submission procedures are designed to verify your holdings and to allow you to confirm that your instructions have been properly recorded.

The method by which you submit a proxy or voting instructions will in no way limit your right to vote at the Ensco general meeting if you later decide to attend the meeting in person. If your Ensco ADSs are held in the name of a broker or other nominee, you must either cause the Class A ordinary shares represented by your Ensco ADSs to be withdrawn from the ADS depositary or obtain a proxy, executed in your favor, from the holder of record of your Ensco ADSs and obtain a proxy, executed in your favor from the ADS depositary, to be able to appear, speak and vote at the Ensco general meeting, although “street name” holders of Ensco ADSs are permitted to attend the Ensco general meeting at the invitation of the Chairman as described above.

Voting instructions for Ensco ADSs must be received by the ADS depositary c/o Broadridge by the ADS voting cutoff time.

If the ADS depositary timely receives voting instructions that fail to specify the manner in which the ADS depositary is to vote the Class A ordinary shares represented by ADSs, the ADS depositary will vote as the Ensco board of directors recommends and therefore “FOR” the approval of the issuance and delivery of Ensco ADSs pursuant to the merger agreement.

Revoking a Proxy

You may revoke your proxy or voting instructions or change your vote at any time before the ADS voting cutoff date in the case of holders of record and “street name” holders of Ensco ADSs and before your proxy is voted at the Ensco general meeting in the case of shareholders of record. If your Ensco ADSs are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so before the ADS voting cutoff date.

If you are a holder of record of Ensco ADSs, you may revoke your voting instructions or otherwise change your vote by doing one of the following:

•	sending a written notice of revocation to the ADS depositary c/o Broadridge that must be received before the ADS voting cutoff time, stating that you revoke your voting instructions;

•	signing and submitting a later-dated voting instruction card that must be received by the ADS depositary c/o Broadridge before the ADS voting cutoff time in accordance with the instructions included in the voting instruction card; or

•	if you voted electronically, by returning to www.proxyvote.com and changing your vote before the ADS voting cutoff time. Follow the same voting process, and your original vote will be superseded.

If you are a shareholder of record of Ensco Class A ordinary shares, you can do this in any of the three following ways:

•	by sending a written notice to the Company Secretary of Ensco at the address set forth below, in time to be received before the Ensco general meeting, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the Ensco general meeting, or by submitting a later dated proxy by the Internet in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the meeting and voting in person. Simply attending the Ensco general meeting without voting will not revoke your proxy or change your vote.

Tabulation of the Votes

Ensco will appoint an Inspector of Election for the Ensco general meeting to tabulate affirmative and negative votes and abstentions.

Solicitation

Ensco will pay the cost of soliciting proxies.  Directors, officers and employees of Ensco and Pride may solicit proxies and voting instructions on behalf of Ensco in person or by telephone, facsimile or other means. Ensco has engaged D.F. King & Co., Inc. to assist it in the distribution and solicitation of proxies. Ensco has agreed to pay D.F. King & Co., Inc. a fee of $10,000 plus payment of certain fees and expenses for its services to solicit proxies and voting instructions.

In accordance with the regulations of the SEC and the NYSE, Ensco also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Ensco ADSs.

THE PRIDE SPECIAL MEETING

Date, Time, Place and Purpose of the Pride Special Meeting

The special meeting of the stockholders of Pride will be held on          , 2011, at 9:00 a.m. Houston time at          , located at          , Houston, Texas. The purpose of the Pride special meeting is:

1. to consider and vote on the proposal to adopt the merger agreement;

2. to consider and vote on any proposal to adjourn the Pride special meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes at the time of the Pride special meeting to adopt the merger agreement; and

3. to transact any other business that may properly come before the Pride special meeting or any adjournment or postponement of the Pride special meeting by or at the direction of the board.

Pride Board Recommendation

The Pride board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Pride and its stockholders and unanimously recommends that Pride stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” any proposal to adjourn the Pride special meeting if necessary to solicit additional proxies. See “The Merger — Recommendation of the Pride Board of Directors and Its Reasons for the Merger.”

Who Can Vote at the Pride Special Meeting

Only holders of record of Pride common stock at the close of business on          , 2011, the Pride record date, are entitled to notice of, and to vote at, the Pride special meeting or any adjournments or postponements of the Pride special meeting.

As of the Pride record date, there were           shares of Pride common stock outstanding and entitled to vote at the Pride special meeting, held by approximately           stockholders of record. Each share of Pride common stock is entitled to one vote at the Pride special meeting.

For a period of 10 days prior to the Pride special meeting, a complete list of stockholders of record entitled to vote at the Pride special meeting will be available at Pride’s executive offices for inspection by Pride stockholders during ordinary business hours for proper purposes.

Vote Required for Approval; Quorum

The affirmative vote of the holders of at least a majority of the outstanding shares of Pride common stock entitled to vote at the Pride special meeting as of the Pride record date, either in person or represented by proxy, is necessary for the adoption of the merger agreement. Approval of any proposal to adjourn the Pride special meeting if necessary to solicit additional proxies requires the affirmative vote of the holders of at least a majority of the shares of Pride common stock present in person or represented by proxy at the Pride special meeting and entitled to vote on the adjournment. If a Pride stockholder fails to vote, or if a Pride stockholder abstains, that will have the same effect as votes cast “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as votes cast “AGAINST” approval of any proposal to adjourn the Pride special meeting if necessary to solicit additional proxies. Broker non-votes will have no effect on approval of any proposal to adjourn the Pride special meeting if necessary to solicit additional proxies.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Pride common stock at the Pride special meeting is necessary to constitute a quorum. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present at the Pride special meeting.

Voting of Shares by Holders of Record

Giving a proxy means that a Pride stockholder authorizes the persons named in the proxy card to vote his or her shares at the Pride special meeting in the manner he or she directs. A Pride stockholder may submit a proxy or vote in person at the Pride special meeting. Pride stockholders who hold shares of Pride common stock in his or her name as a stockholder of record may use one of the following methods to submit a proxy:

•	Internet. Pride stockholders may submit a proxy over the Internet by going to the website listed on their proxy card. Once at the website, follow the instructions to submit a proxy.

•	Telephone. Pride stockholders may submit a proxy using the toll-free number listed on their proxy card. Easy-to-follow voice prompts will help them and confirm that their submission instructions have been followed.

•	Mail. Pride stockholders may submit a proxy by signing, dating and returning their proxy card in the preaddressed postage-paid envelope provided.

When a stockholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. If you submit a proxy by telephone or the Internet web site, please do not return your proxy card by mail.

All shares of Pride common stock entitled to vote and represented by properly completed proxies received prior to the Pride special meeting, and not revoked, will be voted at the Pride special meeting as instructed on the proxies. If Pride stockholders do not indicate how their shares of Pride common stock should be voted on a matter, the shares of Pride common stock represented by their properly completed proxy will be voted as the Pride board of directors recommends and, therefore, “FOR” the adoption of the merger agreement and “FOR” any proposal to adjourn the special meeting if necessary to solicit additional proxies.

Voting of Shares Held in “Street Name”

If a Pride stockholders’ shares are held in an account at a broker or through another nominee, he or she must instruct the broker or other nominee on how to vote such shares by following the instructions that the broker or other nominee provides with these proxy materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If voting instructions are not provided to the broker, shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a “broker non-vote.” In these cases, the broker or other nominee can register the Pride stockholders’ shares as being present at the Pride special meeting for purposes of determining a quorum, but will not be able to vote the shares on those matters for which specific authorization is required. Under the current rules of the New York Stock Exchange, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. Therefore, a broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement.

If a Pride stockholder holds shares through a broker or other nominee and wishes to vote such shares in person at the Pride special meeting, he or she must obtain a proxy from his or her broker or other nominee and present it to the inspector of election with the ballot when voting at the Pride special meeting.

Revoking a Proxy

A Pride stockholder may revoke a proxy previously submitted by such stockholder at any time prior to the voting thereof at the Pride meeting by (i) filing a written revocation with the Secretary of Pride prior to the voting of such proxy, (ii) giving a duly executed proxy bearing a later date or (iii) attending the Pride special meeting and voting in person. Attendance by a stockholder at the Pride special meeting will not itself revoke his or her proxy. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

Tabulation of Votes

Pride will appoint an Inspector of Election for the Pride special meeting to tabulate affirmative and negative votes and abstentions.

Stock Ownership of and Voting by Pride Directors and Executive Officers

As of the Pride record date, Pride’s directors and executive officers and their affiliates collectively beneficially owned approximately           shares of Pride common stock, which represents approximately     % of the Pride common stock entitled to vote at the Pride special meeting. It is expected that Pride directors and executive officers will vote their shares “FOR” the adoption of the merger agreement and “FOR” any proposal to adjourn the Pride special meeting if necessary to solicit additional proxies.

Solicitation

The solicitation of proxies from Pride stockholders is made on behalf of the Pride board of directors. Pride and Ensco will each bear their own costs and expenses, including with respect to printing and mailing this proxy statement/prospectus and payment of fees to the SEC. Pride will pay the costs of soliciting and obtaining proxies from Pride stockholders, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Pride officers and employees by mail, telephone, fax, personal interviews or other methods of communication.

Pride has engaged Innisfree M&A Incorporated to assist it in the distribution and solicitation of proxies. Pride has agreed to pay Innisfree M&A Incorporated a fee of $65,000 and an additional monthly fee of $35,000, plus payment of certain fees and expenses for its services to solicit proxies.

SHAREHOLDER PROPOSALS

Ensco 2011 Annual General Meeting and Shareholder Proposals

The 2011 annual general meeting of Ensco shareholders has not yet been called but is expected to be held on May 24, 2011. Ensco shareholders intending to present a proposal at the 2011 annual general meeting must have delivered such proposal to Ensco’s principal executive offices, in writing and in accordance with SEC Rule 14a-8, no later than December 10, 2010, for inclusion in the proxy statement related to that meeting (a different deadline may apply if Ensco changes the date of its 2011 annual general meeting to later than June 24, 2011). The proposal should have been delivered to Ensco’s Company Secretary by certified mail, return receipt requested.

In addition, apart from the SEC Rule 14a-8 process described above, a shareholder whose proposal is not included in the proxy statement related to the 2011 annual general meeting, but who still intends to submit a proposal at that meeting, is required by the Ensco Articles of Association to deliver such proposal, in writing, to Ensco’s Company Secretary at its principal executive offices and to provide certain other information, not earlier than the close of business on the 75th day and not later than the close of business on the 50th day prior to the first anniversary of the preceding year’s annual general meeting, subject to any other requirements of law; provided, however, that (i) in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 75th day prior to the date of such annual general meeting and not later than the close of business on the later of the 50th day prior to the date of such annual general meeting, or (ii) if the first public announcement of the date of such annual general meeting is less than 65 days prior to the date of such annual general meeting, the 15th day following the day on which public announcement of the date of such meeting is first made. In the case of Ensco’s 2011 annual general meeting, the Ensco Articles of Association provide that references to the anniversary date of the preceding year’s annual general meeting shall mean the first anniversary of May 28, 2010. Any such proposal must also comply with the other provisions contained in the Ensco Articles of Association relating to shareholder proposals, including provision of the information specified in the Ensco Articles of Association, such as information concerning the nominee of the proposal, and the shareholder and the beneficial owner, as the case may be. Any proposals that do not meet the requirements set forth in the Ensco Articles of Association, other than proposals submitted in compliance with the SEC Rule 14a-8, will be declared out of order and will not be considered at Ensco’s 2011 annual general meeting.

All proposals and notices should be delivered to the Company Secretary, Ensco plc, 6 Chesterfield Gardens, London, England W1J 5BQ.

Pride 2011 Annual Stockholder Meeting and Stockholder Proposals

In light of the special meeting, Pride has cancelled the 2011 annual meeting of stockholders scheduled for May 19, 2011, and the 2011 annual meeting may not be held if the merger is completed in 2011. If the merger agreement is terminated or the proposal to adopt the merger agreement is not approved by Pride stockholders at the Pride special meeting, Pride intends to call an annual meeting of stockholders promptly thereafter. If the 2011 annual meeting is held by June 19, 2011, to be included in the proxy materials for Pride’s 2011 annual meeting, stockholder proposals that are submitted for presentation at that annual meeting and are otherwise eligible for inclusion in the proxy statement must have been received by Pride no later than December 6, 2010. Proxies granted in connection with the 2011 annual meeting may confer discretionary authority to vote on any stockholder proposal if notice of the proposal is not received by Pride in accordance with the advance notice requirements of Pride’s bylaws discussed below. A different deadline may apply if Pride changes the date of its meeting for this year more than 30 days from the anniversary date of the 2010 annual meeting of Pride stockholders.

Pride’s bylaws provide the manner in which stockholders may give notice of business and director nominations to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, Pride’s principal office at least 90 days but not more than 120 days prior to the first anniversary of the prior year’s annual meeting date. Accordingly, if the 2011 annual meeting is held by June 19, 2011, notice must have been delivered or received by Pride no earlier than January 20, 2011 or later than February 19, 2011. If, however, the 2011 annual meeting is held after June 19, 2011, then notice of an item to be brought before the 2011 annual meeting may be timely if it is delivered or received not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or, if less than 100 days’ prior notice or public disclosure of the scheduled meeting date is given or made, the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made. The notice must set forth the information required by the provisions of Pride’s bylaws dealing with stockholder proposals and nominations of directors.

All notices should be directed to Brady K. Long, Secretary, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057. Under current SEC rules, Pride is not required to include in its proxy statement any candidate for election as a director nominated by a stockholder using this process. If Pride chooses not to include such a nominee in its proxy, the stockholder will be required to distribute its own proxy materials in connection with its solicitation of proxies with respect to that nominee.

LEGAL MATTERS

The validity of the Class A ordinary shares represented by Ensco ADSs to be issued in the merger will be passed upon for Ensco by Baker & McKenzie LLP, London, England.

EXPERTS

The consolidated financial statements of Ensco plc and its subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pride International, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Ensco and Pride file reports and other information with the SEC. Ensco shareholders and Pride stockholders may read and copy these reports, statements or other information filed by Ensco and Pride at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Ensco and Pride are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Ensco has filed with the SEC a registration statement on Form S-4 to register the Class A ordinary shares represented by Ensco ADSs to be delivered to Pride stockholders pursuant to the merger agreement. The ADS depositary has filed with the SEC a registration statement on Form F-6 to register the offering from time to time of Ensco ADSs. This joint proxy statement/prospectus forms a part of the Ensco registration statement on Form S-4 and constitutes a prospectus of Ensco, in addition to being a proxy statement of Ensco for its general meeting and of Pride for its special meeting. For the avoidance of doubt, this joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Prospectus Rules made under Part 6 of the U.K. Financial Services and Markets Act 2000 (as set out in the U.K. FSA Handbook). The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Ensco and Pride. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information Ensco shareholders and Pride stockholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows Ensco and Pride to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Ensco and Pride can disclose important information to Ensco shareholders and Pride stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Ensco and Pride have previously filed with the SEC. They contain important information about Ensco and Pride and the financial condition of each company.

Ensco SEC Filings (File No. 001-08097)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2010
Current Reports on Form 8-K	Filed on February 7, March 4, March 8,
Description of Ensco Class A ordinary shares and American depositary shares contained in Ensco’s Current Report on Form 8-K12B	March 16, March 23 and March 24, 2011 Filed on December 23, 2009

Pride SEC Filings (File No. 001-13289)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2010
Current Reports on Form 8-K	Filed on February 7 and March 4, 2011
Description of Pride common stock (including related preferred share purchase rights) contained in Pride’s Current Report on Form 8-K	Filed on September 28, 2001

In addition, Ensco and Pride incorporate by reference additional documents that they may file or furnish with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus until the latest of the date the Ensco general meeting is held, the date the Pride special meeting is held or the date all sales of Ensco ADSs by an affiliate of the exchange agent have been completed (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Ensco and Pride also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.

Ensco has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Ensco, Delaware Sub and Merger Sub, and Pride has supplied all information contained in this joint proxy statement/prospectus relating to Pride.

Documents incorporated by reference are available to Ensco shareholders and Pride stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. Ensco shareholders and Pride stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

If you are an Ensco shareholder:

Ensco plc
Attention: Investor Relations
500 N. Akard, Suite 4300
Dallas, Texas 75201
(214) 397-3015
www.enscoplc.com

If you are a Pride stockholder:

Pride International, Inc.
Attention: Investor Relations
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
www.prideinternational.com

For Ensco shareholders and Pride stockholders to receive timely delivery of the requested documents in advance of the Ensco general meeting and the Pride special meeting, Ensco or Pride, as applicable, should receive such request by no later than          , 2011.

Ensco shareholders and Pride stockholders also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain certain of these documents at Ensco’s website under the “Investors” tab at www.enscoplc.com and at Pride’s website under the “Investors Relations” tab at www.prideinternational.com. Information not filed with the SEC, but contained on the Ensco and Pride websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

Ensco and Pride are not incorporating the contents of the websites of the SEC, Ensco, Pride or any other person into this joint proxy statement/prospectus. Ensco and Pride are providing only the information about how to obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for the convenience of Ensco shareholders and Pride stockholders.

Ensco and Pride have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
among
ENSCO PLC,
ENSCO VENTURES LLC,
ENSCO INTERNATIONAL INCORPORATED
and
PRIDE INTERNATIONAL, INC.
Dated as of February 6, 2011
(composite as amended on March 1, 2011)

A-i

A-ii

A-iii

GLOSSARY OF DEFINED TERMS

Capitalized terms used but not previously defined shall have the meanings set forth in the section identified below.

Defined Term	Section

Action	Section 5.11(a)
ADS Depositary	Section 4.3
Affected Employees	Section 5.12(a)
Affiliate	Section 3.27
Agreement	Preamble
Antitrust Laws	Section 5.4(c)
Applicable Laws	Section 3.5(a)
Assumed Option	Section 2.1(c)(iii)(A)
Assumed RSU Award	Section 2.1(c)(v)(B)
Book Entry Share	Section 2.1(c)(i)
Business Day	Section 8.9(k)
Cash-Only Shares	Section 2.1(c)(i)
Certificate of Merger	Section 1.1
Class A Ordinary Shares	Recitals
Class B Ordinary Shares	Section 4.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.1(c)(iii)(A)
Company	Preamble
Company Acquisition Proposal	Section 5.2(a)
Company Adverse Recommendation Change	Section 5.2(d)(i)
Company Benefit Plans	Section 3.11(a)
Company Certificate	Section 2.1(c)(i)
Company Common Stock	Recitals
Company Disclosure Schedule	Article 3
Company ESPP	Section 5.12(d)
Company Material Adverse Effect	Section 3.1
Company Material Contract	Section 3.23(a)
Company Permits	Section 3.5(b)
Company Permitted Liens	Section 3.21(a)
Company Preferred Stock	Section 3.3
Company Real Property	Section 3.5(d)
Company Reports	Section 3.7(a)
Company Representatives	Section 5.2(a)
Company Restricted Stock Awards	Section 2.1(c)(iv)
Company Rights	Section 2.5
Company Rights Agreement	Section 2.5
Company RSU Awards	Section 2.1(c)(v)
Company Stockholder Approval	Section 3.20
Company Stock Option	Section 2.1(c)(iii)(A)
Company Superior Proposal	Section 5.2(d)(ii)
Competition Action	Section 5.4(c)
Confidentiality Agreement	Section 5.2(a)

A-iv

Defined Term	Section

control	Section 3.27
Cutoff Date	Section 8.9(e)
Definitive Financing Agreements	Section 5.13(b)
Delaware Sub	Preamble
Deposit Agreement	Section 4.3
Derivative Transaction	Section 3.25(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(c)(vii)
Dissenting Stockholder	Section 2.1(c)(vii)
DLLCA	Recitals
Effective Time	Section 1.1
Environmental Laws	Section 3.13(a)
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(c)
Equity Compensation Exchange Ratio	Section 2.1(c)(i)
Exchange Act	Section 3.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)(i)
Excluded Shares	Section 2.1(c)(ii)
FCPA	Section 3.5(e)
Fee	Section 7.5(b)
Final Parent Stock Price	Section 2.1(c)(i)
Financing	Section 5.13(a)
Financing Commitments	Section 5.13(a)
Financing Sources	Section 5.13(a)
Form F-6	Section 5.7(a)
Form S-4	Section 5.7(a)
GAAP	Section 3.7(b)
Governmental Entity	Section 3.6(b)
Governmental Official	Section 3.5(e)
Hazardous Materials	Section 3.13(b)
HSR Act	Section 3.6(b)
Indemnified Party(ies)	Section 5.11(a)
IRS	Section 3.11(a)
Liens	Section 3.4
Material Adverse Effect	Section 8.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(c)(i)
Merger Sub	Preamble
New Financing Commitments	Section 5.13(a)
Non-U.S. Antitrust Laws	Section 5.4(a)(i)
Non-U.S. Company Benefit Plan	Section 3.11(a)
Non-U.S. Parent Benefit Plan	Section 4.11(a)
NYSE	Recitals
OFAC	Section 3.5(f)

A-v

Defined Term	Section

Parent	Preamble
Parent ADS	Recitals
Parent Adverse Recommendation Change	Section 5.16(d)(i)
Parent Alternative Proposal	Section 5.16(a)
Parent Benefit Plans	Section 4.11(a)
Parent Disclosure Schedule	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Material Contract	Section 4.23(a)
Parent Options	Section 4.3
Parent Permits	Section 4.5(b)
Parent Permitted Liens	Section 4.21(a)
Parent Real Property	Section 4.5(d)
Parent Representatives	Section 5.16(a)
Parent Reports	Section 4.7(a)
Parent Shareholder Approval	Section 4.20
Parent Superior Proposal	Section 5.16(d)(ii)
Parent UK Prospectus	Section 5.7(d)(i)
Per Share Cash-Only Additional Cash Amount	Section 2.1(c)(i)
Per Share Cash Amount	Section 2.1(c)(i)
Per Share Stock Amount	Section 2.1(c)(i)
Person	Section 3.5(e)
PFIC	Section 4.10(b)
Proxy Statement/Prospectus	Section 5.7(a)
Regulatory Filings	Section 3.6(b)
Required Jurisdiction	Section 6.1(b)(iii)
Returns	Section 3.10(a)
Rule 16b-3	Section 5.9
Sarbanes-Oxley Act	Section 3.7(a)
SEC	Section 3.7(a)
Securities Act	Section 3.6(b)
Significant Subsidiary	Section 3.4
Subsidiary	Section 8.9(d)
Surviving Entity	Section 1.1
tax(es)	Section 3.10(f)
Third Party Provision	Section 8.3
to the knowledge of	Section 8.9(b)
UK FSMA	Section 2.2(b)(i)
UK Prospectus Rules	Section 5.7(d)(i)
UKLA	Section 5.7(d)(i)
U.S. Company Benefit Plan	Section 3.11(a)
U.S. Parent Benefit Plan	Section 4.11(a)

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 6, 2011, is by and among Ensco plc, a public limited company organized under the laws of England and Wales (“Parent”), Pride International, Inc., a Delaware corporation (the “Company”), ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and ENSCO International Incorporated, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Delaware Sub”).

RECITALS

A. The Company is a Delaware corporation with its outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”). Parent is a public limited company organized under the laws of England and Wales with outstanding American Depositary Shares (each, a “Parent ADS”), representing Class A ordinary shares, nominal value $0.10 per share (“Class A Ordinary Shares”), listed and traded on the NYSE. Merger Sub is a Delaware limited liability company and indirect, wholly owned subsidiary of Parent newly formed for the purposes of effecting the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving entity, in accordance with the provisions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”).

B. The Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company to enter into this Agreement with Parent, Delaware Sub and Merger Sub, (ii) approved and declared advisable this Agreement in accordance with the DGCL and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company, in each case upon the terms and subject to the conditions stated herein.

C. The Board of Directors of Parent has approved this Agreement providing for the Merger in accordance with the DGCL and the DLLCA and has resolved to recommend the approval by the shareholders of Parent of the delivery of Parent ADSs in accordance with the rules of the NYSE, in each case upon the terms and subject to the conditions stated herein.

D. The sole member of Merger Sub has approved this Agreement providing for the Merger in accordance with the DGCL and the DLLCA, upon the terms and subject to the conditions stated herein.

E. The Board of Directors of Delaware Sub has approved this Agreement providing for the payment of certain fees, under certain conditions, to induce the Company to enter into this Agreement for the benefit of Parent and Delaware Sub, upon the terms and subject to the conditions stated herein.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1  The Merger.  Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL and the DLLCA, on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed upon in writing by Parent and the Company and provided in the Certificate of Merger (the “Effective Time”). At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger. The Merger will have the effects set forth in the DGCL and the DLLCA. As used in this Agreement,

“Surviving Entity” shall mean the Company, at and after the Effective Time, as the surviving entity in the Merger.

Section 1.2  The Closing.  Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA, United Kingdom, at 2:00 p.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the parties may agree. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3  Certificate of Incorporation and Bylaws of the Surviving Entity.  As of the Effective Time, the Certificate of Incorporation of the Company shall be amended as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Entity, until duly amended in accordance with the provisions thereof and the DGCL. The Bylaws of the Company shall be the bylaws of the Surviving Entity, until duly amended in accordance with the provisions thereof and the DGCL.

Section 1.4   Directors and Officers of the Surviving Entity.  The officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity from and after the Effective Time, until their successors shall be elected and qualified or appointed, as the case may be, or their earlier death, retirement, resignation or removal.

Section 1.5  Board of Directors of Parent.  Parent shall take such actions as are necessary for the Parent Board of Directors to expand the size of the Board of Directors of Parent and to appoint two persons designated by the Company to fill such vacancies, effective as of the Effective Time, to serve until such person’s successor is appointed or until such person’s death, retirement, resignation or removal by the shareholders of Parent. Each designee shall be a current non-employee director of the Company reasonably acceptable to Parent, shall qualify as an independent director of Parent under the listing rules of the NYSE, shall be appointed to such class of directors as the Board of Directors of Parent may designate and shall stand for election for the remaining portion of the term of office, if any, for such class at the next annual general meeting of shareholders of Parent for which a notice of the meeting has not been sent at the time of the appointment. The management of Parent shall recommend to the Nominating, Governance and Compensation Committee of the Parent Board of Directors that such designees be nominated for election at such annual general meeting.

ARTICLE 2

CONVERSION OF SECURITIES

Section 2.1  Effect on Securities.

(a) Merger Sub Membership Interests.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall, in the aggregate, be converted into and become one thousand validly issued, fully paid and nonassessable shares of common stock of the Surviving Entity.

(b) Parent Class A Ordinary Shares.  At the Effective Time, each Class A Ordinary Share of Parent then issued and outstanding shall remain issued, outstanding and unchanged.

(c) Company Securities.

(i) Company Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to adjustment in accordance with the provisions of Section 2.1(c)(viii)), each share of Company Common Stock (other than Dissenting Shares and Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive the combination of (x) $15.60 in cash (the “Per Share Cash Amount”) and (y) 0.4778 (the “Exchange Ratio”) Parent ADSs duly and validly issued against the deposit of an equal number of Class A Ordinary Shares in accordance with the Deposit Agreement (the “Per Share Stock Amount”) (such combination of consideration identified in clauses (x) and (y), and subject to the following proviso, the “Merger Consideration”); provided, however, that, if determined by Parent in its reasonable discretion prior to the mailing of the Proxy Statement/Prospectus as necessary or advisable to comply with the UK Prospectus Rules, each Cash-Only Share shall receive, in lieu of the Per Share Stock Amount, an additional amount in cash equal to the net cash proceeds attributable to the sale by the Exchange Agent pursuant to Section 2.2(i) of the Parent ADSs constituting the Per Share Stock Amount for such Cash-Only Share (the “Per Share Cash-Only Additional Cash Amount”). At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, all shares of Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate and uncertificated book entry that immediately prior to the Effective Time represented any shares of Company Common Stock (other than Dissenting Shares and Excluded Shares) (as applicable, a “Company Certificate” or “Book Entry Share”) shall thereafter represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c).

For purposes of this Agreement, each of the following terms has the meaning set forth below:

“Cash-Only Shares” shall mean such shares of Company Common Stock held of record or owned beneficially by any person who is unable or fails to timely make the certifications set forth in clause (1) of the penultimate sentence of Section 2.2(b)(i); provided that (x) such certification shall not be required to be so made, and there shall be no Cash-Only Shares, if Parent determines, in its reasonable discretion prior to the mailing of the Proxy Statement/Prospectus, that such certifications are not necessary or advisable to comply with the UK Prospectus Rules and (y) if such certification is deemed necessary or advisable by Parent in its reasonable discretion, such certification must be delivered to the Exchange Agent, (i) in the case of Book Entry Shares, within 10 Business Days after the Exchange Agent provides notice and means after the Closing Date pursuant to Section 2.2(b)(i) for beneficial owners of Book Entry Shares to deliver an “agent’s message” with respect to such Book Entry Shares through the facilities of The Depository Trust Company and (ii) in the case of certificated shares of Company Common Stock, within six months after the Closing Date, or in either case such later dates as determined by Parent in its reasonable discretion; provided, however, that in the case of clause (i), Parent shall extend the deadline by up to two additional 10 Business Day periods if the Exchange Agent has received certifications with respect to less than 90% of the Book Entry Shares by the end of each 10 Business Day period. Shares of Company Common Stock for which the certification is not timely delivered will be treated as Cash-Only Shares immediately following the applicable cut-off time for delivery of such certification.

“Equity Compensation Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) the quotient of (x) the Per Share Cash Amount divided by (y) the Final Parent Stock Price, rounded to the nearest ten thousandth.

“Final Parent Stock Price” means the average of the closing prices of the Parent ADSs for the five consecutive trading days ending three trading days prior to the Closing Date.

(ii) Excluded Shares.  At the Effective Time, by virtue of the Merger, all shares of Company Common Stock that are held by the Company or by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent or the Company immediately prior to the Effective Time, in each case except for any such shares held in a fiduciary capacity on behalf of third parties, (collectively, the “Excluded Shares”) shall be cancelled and retired and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(iii) Company Stock Options.

(A) The Company shall take any and all action necessary to provide that, at the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Benefit Plan (other than purchase rights under the Company ESPP) (“Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time (including Company Stock Options that become exercisable in connection with the transactions contemplated by this Agreement) shall cease to represent a right to acquire shares of Company Common Stock, and Parent shall assume each such Company Stock Option (hereinafter an “Assumed Option”), which shall, effective as of the Effective Time, represent the right to purchase Parent ADSs, subject to the terms of the applicable Company Benefit Plan and Company Stock Option award agreement; provided, however, that (1) the number of Parent ADSs purchasable upon exercise of such Assumed Option shall be equal to the number of shares of the Company Common Stock that were purchasable under such Company Stock Option immediately prior to the Effective Time multiplied by the Equity Compensation Exchange Ratio and rounded down to the nearest whole Parent ADS, and (2) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Company Stock Option immediately prior to the Effective Time by the Equity Compensation Exchange Ratio and rounding up to the nearest whole cent, each in compliance with the “ratio test” and the “spread test” of the Treasury Regulations under Section 424 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the event of Company Stock Options that are intended to be treated as “incentive stock options” within the meaning of Section 422 of the Code and under Section 409A of the Code in the case of non-qualified stock options.

(B) Any provision of this Agreement to the contrary notwithstanding, any adjustment pursuant to Parent’s assumption of the Company Stock Options shall be determined in a manner so each Assumed Option (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) will be exempt from Code Section 409A and the parties to this Agreement shall agree to any adjustments to the foregoing to comply therewith. Unless otherwise provided in the terms of the relevant Company Stock Option award agreement, all Assumed Options (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) shall continue to vest according to the terms of the applicable Company Stock Option award agreement. Following the Effective Time, no holder of a Company Stock Option that becomes an Assumed Option (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) shall have any right to receive any shares of Company Common Stock in respect of such option or any Merger Consideration.

(iv) Company Restricted Stock Awards.  The parties acknowledge that, as of the date hereof, no shares of Company Common Stock are subject to awards of restricted stock (“Company Restricted Stock Awards”) that have been granted and have not yet vested under a Company Benefit Plan.

(A) To the extent a Company Restricted Stock Award becomes vested in connection with the transactions contemplated by this Agreement, pursuant to the terms of the applicable Company Benefit Plan, restricted stock award agreement or other agreement between the Company and awardholder, each share of Company Common Stock subject to such award will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above.

(B) To the extent Section 2.1(c)(iv)(A) above does not apply to a Company Restricted Stock Award, each share of Company Common Stock subject to a Company Restricted Stock Award will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above, except as set forth in the applicable Company Restricted Stock Award agreement, the holder of such Company Restricted Stock Award will receive the Per Share Cash Amount at the same time as other holders of Company Common Stock and, with respect to the number of Parent ADSs received by such holder, the Company Restricted Stock Award shall continue to vest according to the conditions set forth in, and be subject to such other terms of, the applicable Company Benefit Plan and Company Restricted Stock Award agreement; provided, however, that appropriate modifications will be made to such agreements to comply with Section 409A of the Code and to provide that, upon any applicable taxable event, the awardholder may satisfy any tax withholding obligations by transferring or selling to an employee benefit trust designated by Parent a sufficient number of Parent ADSs equal in value to such obligation. Prior to the Effective Time, the Company, the Company Board of Directors and Parent shall take all actions necessary under the Company Benefit Plans and the award agreements thereunder and otherwise to effectuate this Section 2.1(c)(iv)(B).

(v) Company Restricted Stock Unit Awards.  The Parties acknowledge that, as of the date hereof, awards of 2,141,101 restricted stock units representing Company Common Stock, whether subject to time-based or performance-based vesting conditions, (“Company RSU Awards”) have been granted and have not yet vested under a Company Benefit Plan.

(A) To the extent a Company RSU Award becomes vested in connection with the transactions contemplated by this Agreement, pursuant to the terms of the applicable Company Benefit Plan, restricted stock unit award agreement or other agreement between the Company and awardholder, a number of shares of Company Common Stock determined in accordance with the terms of the applicable Company Benefit Plan and restricted stock unit award agreement will be issued to the awardholder immediately prior to the Effective Time and each such share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above.

(B) The Company shall take all necessary action to provide that each Company RSU Award that remains outstanding immediately prior to the Effective Time after giving effect to Section 2.1(c)(v)(A) above shall cease to represent a right to acquire shares of Company Common Stock, and Parent shall assume each such Company RSU Award (hereinafter an “Assumed RSU Award”) which shall, effective as of the Effective Time, represent the right to acquire Parent ADSs, subject to the terms of the applicable Company Benefit Plan and restricted stock unit award agreement; provided, however, that the number of Parent ADSs issuable upon vesting of such Assumed RSU Award shall be equal to the number of shares of Company Common Stock that were subject to the Company RSU Award immediately prior to the Effective Time multiplied by the Equity Compensation Exchange Ratio, with any fractional Parent ADS that results from such calculation to be settled in cash when the related Assumed RSU Award vests; and provided that appropriate modifications will be made to the applicable restricted stock unit award agreements to provide that, upon any applicable taxable event, the awardholder may satisfy any tax withholding obligations by transferring or selling to an employee benefit trust designated by Parent a sufficient number of Parent ADSs equal in value to such obligation. Prior to the Effective Time, the Company, the Company Board of Directors and Parent shall take all actions necessary under the Company Benefit Plans and the award agreements thereunder and otherwise to effectuate this Section 2.1(c)(v)(B). Following the Effective Time, no holder of a Company RSU Award that becomes an Assumed RSU Award shall have any right to receive any shares of Company Common Stock in respect of such Company RSU Award or any right to receive the Merger Consideration.

(vi) Further Action.  The Company and Parent shall take all requisite action to implement and effectuate the foregoing provisions of Section 2.1(c)(iii), Section 2.1(c)(iv) and Section 2.1(c)(v).

(vii) Dissenting Shares.  Shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder (a “Dissenting Stockholder”)

who is entitled to demand and properly demands appraisal of such shares pursuant to the provisions of Section 262 of the DGCL are referred to in this Agreement as the “Dissenting Shares.” Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)) and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL unless and until the Dissenting Stockholder holding particular Dissenting Shares has failed to perfect his, her or its right to appraisal under the DGCL in respect of such shares or has effectively waived, withdrawn or lost his, her or its demand for appraisal in respect of such shares. If such Dissenting Stockholder has so failed to perfect or has waived, withdrawn or lost his, her or its rights to appraisal in respect of such shares, then such Dissenting Shares shall cease to be Dissenting Shares and shall thereafter entitle such Dissenting Stockholder to receive the Merger Consideration as provided in Section 2.1(c)(i) in respect of such shares. The Company shall comply with those provisions of Section 262 of the DGCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands for appraisal under the DGCL actually received by the Company and (B) an opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to demands for appraisal under the DGCL or offer to settle or settle any such demands.

(viii) Certain Adjustments.  If between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the outstanding Parent ADSs or the outstanding Class A Ordinary Shares in respect thereof shall be changed by reason of any reclassification, recapitalization, stock split, split-up, combination or exchanging of shares, merger, consolidation, reorganization or other similar transaction, or any dividend or distribution of Class A Ordinary Shares or other dividend or distribution payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Per Share Cash Amount, the Exchange Ratio, the Per Share Cash-Only Additional Cash Amount, the Equity Compensation Exchange Ratio, the Final Parent Stock Price and any similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards and Company RSU Awards with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

(ix) Parent ADSs.  Subject to Section 2.2(h), Parent shall take all actions necessary to ensure that no holder of shares of Company Common Stock (including holders of Company Restricted Stock Awards), Assumed RSU Awards or Assumed Options shall be obligated to pay (i) any United Kingdom stamp duty, stamp duty reserve tax or other similar United Kingdom governmental charge (or any interest or penalties thereon) or (ii) any fee or other charge or expense to the ADS Depositary, in each case in connection with the delivery of Parent ADSs pursuant to the Merger, the exercise of Assumed Options that become exercisable for Parent ADSs in accordance with Section 2.1(c)(iii) or the delivery of Parent ADSs pursuant to Section 2.1(c)(iv) or Section 2.1(c)(v).

Section 2.2  Exchange of Certificates.

(a) Exchange Fund.  Prior to the Effective Time, Parent shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to the Company to act as exchange agent hereunder for the purpose of exchanging Company Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). At or substantially concurrently with the Effective Time, Parent shall or shall cause the Surviving Entity to (i) (A) deposit with the Exchange Agent American Depositary Receipts evidencing or (B) provide the Exchange Agent an uncertificated Parent ADS book-entry representing the number of Parent ADSs that are issuable pursuant to Section 2.1(c) and (ii) deposit with the Exchange Agent cash representing the aggregate cash consideration payable by Parent and the Surviving Entity pursuant to Section 2.1(c), in each case to be held by the Exchange Agent for the benefit of the holders of shares of Company Common Stock. Such Parent ADSs (and in the case of Parent ADSs held for Cash-Only Shares, the net cash proceeds from their sale by the Exchange Agent pursuant to Section 2.2(i)), together with any dividends or distributions with respect thereto as provided in Section 2.2(c), and such funds are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent ADSs and the cash portion of the aggregate Merger Consideration to be paid pursuant to Section 2.1(c) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent ADSs held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed after the deposit of such Exchange Fund with respect thereto for the account of Persons entitled thereto.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Parent shall cause the Exchange Agent to mail, and Parent shall and shall cause the Exchange Agent to (x) make otherwise available, to each holder of record of one or more shares of Company Common Stock as of immediately prior to the Effective Time, a letter of transmittal to be used to effect the exchange of such Company Common Stock for the Merger Consideration payable in respect thereof, along with instructions for using such letter of transmittal to effect such exchange and (y) provide notice and means for beneficial owners of Book Entry Shares to deliver an “agent’s message” with respect to such Book Entry Shares through the facilities of The Depository Trust Company. The letter of transmittal (or the instructions thereto) shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon delivery thereof together with (A) delivery of the corresponding Company Certificate to the Exchange Agent or (B) receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares. Such letter of transmittal shall be in customary form and have such other provisions as Parent may reasonably specify, which, unless otherwise determined by Parent pursuant to Section 2.1(c)(i), shall include provisions (x) requiring each holder of record of a Company Certificate (or the beneficial owner thereof through appropriate and customary documentation and instructions) to certify that such holder or beneficial owner (1) is either (a) not a resident of the United Kingdom or (b) if a resident of the United Kingdom, is a “qualified investor” within the meaning of Section 86(7) of the UK Financial Services and Markets Act 2000 (“UK FSMA”) or (2) is a resident of the United Kingdom and not a “qualified investor” within the meaning of Section 86(7) of UK FSMA and (y) specifying that shares of Company Common Stock for which the foregoing certification is not timely delivered to the Exchange Agent will be treated as Cash-Only Shares. Parent and the Exchange Agent shall be entitled to conclusively rely on such certifications without further inquiry but may conduct such inquiries as deemed appropriate in their sole discretion.

(ii) Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other documents reasonably required by Parent or the Exchange Agent, or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, (A) the holder of Company Common Stock shall be entitled to receive in exchange therefor a certificated American Depositary Receipt evidencing, or an uncertificated Parent ADS book-entry representing, the number of whole Parent ADSs, if any, and cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(c) (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)); and (B) the Company Certificate or Book Entry Shares represented by the “agent’s message” so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional Parent ADSs or unpaid dividends and distributions, if any, payable to holders of Company Common Stock.

(iii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)) may be paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares.  All Parent ADSs to be issued pursuant to the Merger and all Class A Ordinary Shares represented thereby shall be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions with respect to Parent ADSs or Class A Ordinary Shares represented thereby with a record date after the Effective Time shall be paid to the former holder of any Company Common Stock until such holder shall surrender such shares in accordance with this Section 2.2. Subject to the effect of Applicable Law: (i) at the time of the surrender of any such shares of Company Common Stock for exchange in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Parent ADSs that such holder is entitled to receive; and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole Parent ADSs that such holder receives.

(d) No Further Ownership Rights in Company Common Stock.  The Merger Consideration delivered and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and from and after the Effective Time, there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Certificate or Book Entry Share is presented to the Surviving Entity for any reason, it shall be cancelled and exchanged as provided in this Section 2.2.

(e) Treatment of Fractional Parent ADSs.  No American Depositary Receipt or scrip representing fractional Parent ADSs or book-entry credit of the same shall be issued in the Merger and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of any fractional Parent ADSs to which a former holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates and Book Entry Shares delivered by or on behalf of such holder), such holder of shares of Company Common Stock surrendered in the manner described in this Section 2.2 shall be paid an amount in cash (without interest) determined by multiplying (i) the Final Parent Stock Price by (ii) the fraction of a Parent ADS to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.2(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent ADSs represented thereby was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the delivery of fractional Parent ADSs and Class A Ordinary Shares represented thereby.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.2 that remains unclaimed by the former stockholders of the Company as of the date that is twelve months following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of the Company, other than Dissenting Stockholders, who have not theretofore complied with the provisions of this Section 2.2 shall look only to Parent and the Surviving Entity for payment of their claim for Merger Consideration, any cash in lieu of fractional Parent ADSs and any dividends or distributions with respect to Parent ADSs or Class A Ordinary Shares represented thereby (all without interest).

(g) No Liability.  None of Parent, the Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former holders of Company Common Stock for a period of three years following the Effective Time (or such earlier date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Lost, Stolen, or Destroyed Company Certificates.  If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional Parent ADSs pursuant to Section 2.2(e) and any unpaid dividends and distributions pursuant to Section 2.2(c)) deliverable with respect thereto pursuant to this Agreement.

(i) Sales for Cash-Only Shares.  The Exchange Agent shall be instructed by Parent to (i) cause the Parent ADSs it receives and holds in respect of Cash-Only Shares to be sold on the NYSE and to hold and distribute the net cash proceeds from such sale (after deduction of applicable commissions and taxes) for the holders of Cash-Only Shares upon their due surrender to the Exchange Agent, and (ii) to effect such sale of the applicable Parent ADSs at the following times: (a) in the case of holders of Company Common Stock who timely certify that they are residents of the United Kingdom and are not “qualified investors” (within the meaning of Section 86(7) of the UK FSMA), promptly following the receipt of such certification (at such time as determined by the Exchange Agent but no less frequently than once a week), and (b) in the case of holders of Company Common Stock who fail to timely deliver the applicable certification contemplated in clause (1) of the penultimate sentence of Section 2.2(b)(i), promptly after the applicable cut-off time for delivery of such certification (as contemplated in the definition of “Cash-Only Shares”). Parent shall take such actions as are necessary or advisable to cause the sale of such Parent ADSs by the Exchange Agent to be registered under the Securities Act to the extent required by applicable law and shall pay any applicable fees and expenses of Parent and the Exchange Agent (other than commissions and taxes payable by the holders) in connection with such sales. No dividends or other distributions with respect to Parent ADSs or Class A Ordinary Shares represented thereby with a record date after the Effective Time shall be paid to the former holder of any Cash-Only Shares until such holder shall surrender such shares in accordance with this Section 2.2. Subject to the effect of Applicable Law: (i) at the time of the surrender of any such Cash-Only Shares for payment in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder of Cash-Only Shares, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to the date of sale of the applicable Parent ADSs pursuant to this Section 2.2(i) and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Parent ADSs sold by the Exchange Agent pursuant to this Section 2.2(i) in respect of such Cash-Only Shares; and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to the date of sale of the applicable Parent ADSs pursuant to this Section 2.2(i) and a payment date subsequent to surrender) payable with respect to the number of whole Parent ADSs sold by the Exchange Agent pursuant to this Section 2.2(i) in respect of such Cash-Only Shares.

Section 2.3  Taking of Necessary Action; Further Action.  Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use reasonable best efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL and the DLLCA as promptly as commercially practicable. In addition, the Parties agree to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the directors and officers of the Surviving Entity are fully authorized, in the name of the Surviving Entity or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.4  Withholding.  Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as required under the Code or any provision of state, local or foreign tax law, with respect to the making of such payment. Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Stock in respect of whom such deduction and withholding was made; provided that such amounts are duly and timely paid over to the appropriate tax authority.

Section 2.5  Associated Rights.  References in Article 2 and Section 5.1 of this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated rights (the “Company Rights”) distributed to the holders of Company Common Stock pursuant to the Rights Agreement, dated as of September 13, 2001, between the Company and American Stock Transfer and Trust Company, as rights agent, as amended to date (the “Company Rights Agreement”).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) other than with respect to Section 3.1, Section 3.2 and Section 3.3, the Company Reports filed on or after December 31, 2009 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Company Report under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such Company Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, and (ii) the disclosure schedule delivered to Parent by the Company at or prior to the execution hereof (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent, Delaware Sub and Merger Sub that:

Section 3.1  Existence; Good Standing; Corporate Authority.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. To the extent such concept or similar concept exists in the relevant jurisdiction, the Company is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Company’s Certificate of Incorporation and Bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof.

Section 3.2  Authorization, Validity and Effect of Agreements.  The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 3.20. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, Delaware Sub and Merger Sub, constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 3.3  Capitalization.  As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of February 2, 2011, there were 176,833,366 shares of Company Common Stock issued and outstanding, including no Company Restricted Stock Awards, no shares of Company Preferred Stock outstanding, and 3,647,194 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options, 2,380,442 shares of Company Common Stock reserved for issuance upon vesting of outstanding Company RSU Awards and up to 752,485 shares of Company Common Stock subject to outstanding purchase rights under the Company ESPP. As of February 2, 2011, there were 1,221,905 shares of Company Common Stock held in treasury of the Company and no shares of Company Common Stock held by Subsidiaries of the Company. From February 2, 2011 to the date of this Agreement, no additional shares of Company Common Stock have been issued (other than pursuant to Company Stock Options, Company RSU Awards and/or purchase rights under the Company ESPP that were outstanding as of February 2, 2011), no additional Company Stock Options, Company Restricted Stock Awards or Company RSU Awards have been issued or granted, and there has been no increase in the number of shares of Company Common Stock issuable upon exercise of Company Stock Options or vesting of Company RSU Awards from those issuable under such Company Stock Options and Company Restricted RSU Awards as of February 2, 2011. All issued shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 3.3 and except for the Company Rights and purchase rights under the Company ESPP for no more than 752,485 shares of Company Common Stock, (x) there are no outstanding or authorized shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of or other equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in the Company or any of its Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 3.4  Significant Subsidiaries.  For purposes of this Agreement, “Significant Subsidiary” shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Company’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, as of the date of this Agreement, are owned, directly or indirectly, by the Company free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”).

Section 3.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect and except for matters arising under Environmental Laws which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Subsidiary of the Company is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S., including without limitation the UK Companies Act of 2006 (collectively, “Applicable Laws”), relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of the Company, threatened with respect to any such matters. No condition exists that is not disclosed in the Company Disclosure Schedule or the Company Reports and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of the Company or any Subsidiary of the Company.

(b) The Company and each Subsidiary of the Company hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or actual knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of the Company threatened to give, any notice to terminate, cancel or reform any Company Permit.

(c) Each drilling unit owned or leased by the Company or a Subsidiary of the Company which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.

(d) The Company and each Subsidiary of the Company possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Company Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Company Real Property.

(e) The Company has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with the United States Foreign Corrupt Practices Act (the “FCPA”) and other similar applicable foreign laws. Without limiting the generality of clause (a) above, and mindful of the principles of the FCPA and other similar applicable foreign laws, neither the Company nor any of its Subsidiaries nor, in any such case, any of their respective Company Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly to any officer, employee or representative of a government or any department, agency or instrumentality thereof (including any state owned or controlled enterprise), political party, political campaign or public international organization (a “Government Official”) (including through a friend or family member with personal relationships with Government Officials) for the purpose of influencing an act or decision of the Government Official in his official capacity or inducing the Government Official to use his influence with that government, political party, political campaign or public international organization or (ii) has taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity. “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

(f) Without limiting the generality of clause (a) above, neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to the Company’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or equivalent European Union measure.

Section 3.6  No Conflict.

(a) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 3.20, conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 3.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any federal, state, local or foreign government, court, or arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”), other than (i) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), or applicable non-U.S. or state securities and “Blue Sky” laws and (ii) filings and notifications required under applicable Non-U.S. Antitrust Laws ((i) and (ii) collectively, the “Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Company Material Adverse Effect.

Section 3.7  SEC Documents.

(a) The Company has timely filed with the U.S. Securities and Exchange Commission (the “SEC”) all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2010 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto)

filed with the SEC (collectively, the “Company Reports”). As of its respective date, each Company Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. KPMG LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company.

(c) Since January 1, 2007, (A) the exercise price of each Company Stock Option granted has been no less than the Fair Market Value (as defined or determined under the terms of the respective Company Benefit Plan under which such Company Stock Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Stock Option, and (B) all grants of Company Stock Options were validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in the Company’s financial statements referred to in Section 3.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Company Material Adverse Effect.

Section 3.8  Litigation.  Except as described in the Company Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that the Company or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of the Company or any of its Subsidiaries, except for any such matters as are not reasonably likely to have a Company Material Adverse Effect.

Section 3.9  Absence of Certain Changes.

(a) Since December 31, 2009, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.

(b) From December 31, 2009 to the date of this Agreement, (x) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, other than in connection with the exercise or vesting of awards under the Company Benefit Plans, (iii) any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for the Company’s capital stock, except for issuances of shares of Company Common Stock upon the exercise of Company Stock Options, the vesting of Company RSU Awards or the exercise of purchase rights under the Company ESPP, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by the Company or any of its Subsidiaries to do any of the foregoing.

Section 3.10  Taxes.

(a) Each of the Company, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Representations made in this Section 3.10 are made to the knowledge of the Company to the extent that the representations relate to a corporation which was, but is not currently, a part of the Company’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.

(b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of the Company or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a Company Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Company Material Adverse Effect; (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of the Company or any of its Subsidiaries, which taxes, if paid by the Company, would be reasonably likely to have a Company Material Adverse Effect; (iv) to the knowledge of the Company, neither the Company nor any of its

Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements), which is reasonably likely to have a Company Material Adverse Effect; (vi) neither the Company nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code; and (viii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has any liability for taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which the Company or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law and except for taxes that, if paid by the Company, would not be reasonably likely to have a Company Material Adverse Effect.

(c) There are no liens for taxes in amounts reasonably likely to have a Company Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any of its Subsidiaries.

(d) Except for transactions which are not reasonably likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(f) For purposes of this Agreement, “tax” or “taxes” means any (i) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security or similar, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (ii) liability for the payment of any amounts of the type described in clause (i) arising as a result of being, or ceasing to be, a member of any affiliated group (or being included, or required to be included, in any tax Return relating thereto); and (iii) liability for the payment of any amounts of the type described in clause (i) as a result of any express of implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person, including any transferee liability in respect of any of the foregoing.

Section 3.11  Employee Benefit Plans.

(a) Section 3.11 of the Company Disclosure Schedule contains a list of all the Company Benefit Plans. The term “Company Benefit Plans” means all material employee benefit plans and other material compensation and benefit arrangements, including (i) all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to the requirements of ERISA and whether the plans are subject to United States law (a “U.S. Company Benefit Plan”) or not subject to United States law (a “Non-U.S. Company Benefit

Plan”) with respect to which the Company, a Subsidiary of the Company or any of their respective ERISA Affiliates has or may have any liability, and (ii) all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not such arrangement is a U.S. Company Benefit Plan and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee or other service provider of the Company or any of its Subsidiaries is a participant. The Company has made available to Parent a true and complete copy of each Company Benefit Plan document, if applicable, the most recent trust agreements, the most recently filed U.S. Internal Revenue Service (“IRS”) Form 5500, most recent summary plan descriptions, most recently received determination letter issued by the IRS with respect to any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, and most recently prepared funding statements, annual reports and actuarial reports for each such plan, and in the case of each Non-U.S. Company Benefit Plan, each material document, if any, prepared in connection with each Non-U.S. Company Benefit Plan (in addition to the other documents, if any, described in the first part of this sentence, to the extent applicable).

(b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Company Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the Company Benefit Plans; (ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; (iii) to the extent applicable, the Company Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction; (iv) the Company Benefit Plans have been maintained and operated in accordance with their terms; (v) to the Company’s knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans; (vi) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any U.S. Company Benefit Plans; (vii) there are no pending or, to the Company’s knowledge, threatened claims against or otherwise involving any Company Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan; (viii) all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for; and (ix) the fair market value of the assets of each funded Non-U.S. Company Benefit Plan, the liability of each insurer for any Non-U.S. Company Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; provided that a Non-U.S. Company Benefit Plan that is maintained solely pursuant to non-U.S. Applicable Law and sponsored by a governmental authority shall not be subject to this clause.

(c) Each Company Benefit Plan intended be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on an opinion or advisory letter issued to a master or prototype or volume submitter provider with respect to the tax-qualified status of such Company Benefit Plan. Neither the Company nor any of its Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, had an obligation to contribute to or otherwise has liability with respect to (i) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to

Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which liability under Section 4063 or Section 4064 of ERISA could be incurred (i.e., a “multiple employer plan”). The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee or other service provider of the Company or any Subsidiary thereof.

(d) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary of the Company for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

Section 3.12  Labor Matters.

(a) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect, (i) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union, works council, employee representative or other labor organization or group of employees (A) covering any U.S. employees or (B) covering, in any single instance, 5% or more of the employees of the Company and its Subsidiaries taken as a whole, and (ii) to the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 5% or more of the employees of the Company and its Subsidiaries taken as a whole.

(b) There is no union, works council, employee representative or other labor organization or group of employees, which, pursuant to Applicable Laws, must be notified, consulted or with which negotiations need to be conducted connection with the transactions contemplated by this Agreement.

(c) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect and except as described in the Company Reports filed prior to the date of this Agreement, (i) neither the Company nor any Subsidiary of the Company has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Law with respect to the employment or engagement of individuals by, or the employment practices of, the Company or any Subsidiary of the Company or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened, before any Governmental Entity by or concerning any former or current employees, temporary or agency employees, or independent contractors of the Company or any Subsidiary of the Company.

Section 3.13  Environmental Matters.

(a) The Company and each Subsidiary of the Company has been and is in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and any Applicable Law related to human health and the environment, including the common law (“Environmental Laws”), except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of the Company or any of its Subsidiaries, former) businesses, assets or properties of the Company or any Subsidiary of the Company, including but not limited to on-site or off-site storage, disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither the Company nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Company Material Adverse Effect.

(d) The Company has delivered to, or otherwise made available for inspection by, Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or regarding the Company’s or any of its Subsidiaries’ compliance with or liability or potential liability under applicable Environmental Laws.

Section 3.14  Intellectual Property.  The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there is no infringement of any intellectual property owned by the Company or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15  Decrees, Etc.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against the Company or any Subsidiary of the Company or any of the Company’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2000, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against the Company or any Subsidiary of the Company.

Section 3.16  Insurance.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.

(b) No event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to the Company’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by the Company or any Subsidiary of the Company to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of the Company or any Subsidiary of the Company under any such excess liability, hull or protection and indemnity insurance policies.

Section 3.17  No Brokers.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Goldman, Sachs & Co. as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the execution and delivery of this Agreement.

Section 3.18  Recommendation of Board of Directors; Opinion of Financial Advisor.

(a) The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company, (ii) approving this Agreement and the transactions contemplated hereby, (iii) determining that it would be in the best interests of the stockholders of the Company that this Agreement be submitted to the stockholders of the Company for adoption and directing that it be so submitted in accordance with this Agreement and (iv) recommending adoption of this Agreement by the stockholders of the Company, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.

(b) The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, that, as of the date of such opinion, and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders.

Section 3.19  Parent Share Ownership.  Neither the Company nor any of its Subsidiaries owns any shares in the capital of Parent or any other securities convertible into or otherwise exercisable to acquire shares in the capital of Parent.

Section 3.20  Vote Required.  The only vote of the holders of any class or series of capital stock of the Company necessary to approve any transaction contemplated by this Agreement is the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, whether in person or by proxy, at the meeting held to consider such matter (the “Company Stockholder Approval”).

Section 3.21  Ownership of Drilling Units.

(a) As of the date hereof, the Company or a Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report posted on the Company’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in Section 3.21 of the Company Disclosure Schedule), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to the Company’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the Company Disclosure Schedule (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “Company Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to the Company’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has caused the drilling units listed in the Company’s most recent fleet status report posted on the Company’s website to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.

Section 3.22  Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Company Reports filed prior to the date of this Agreement, (ii) are referred to in Section 3.22 of the Company Disclosure Schedule, (iii) were incurred since September 30, 2010 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23  Certain Contracts.

(a) Section 3.23 of the Company Disclosure Schedule contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Subsidiary of the Company is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, other than any such limitation that is not material to the Company and its Subsidiaries, taken as a whole, and will not be material to Parent and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of $50 million, with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement, other than agreements among the Company and/or its wholly-owned Subsidiaries, for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent or the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of

Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 3.23(a), whether or not included as an exhibit to any Company Report or included in Section 3.23 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 3.23(b) pursuant to Section 6.3, “Company Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.

(b) Each Company Material Contract is, to the knowledge of the Company, in full force and effect, and the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Company Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Company Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract or (y) has received written notice of the desire of the other party or parties to any such Company Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Company Material Contract or permit any other party to a Company Material Contract to exercise rights adverse to the Company. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.24  Capital Expenditure Program.  As of the date of this Agreement, Section 3.24 of the Company Disclosure Schedule accurately sets forth in all material respects, for each of the Company’s construction, repair, modification, life extension, overhaul or conversion capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2011 on a quarterly basis, as previously provided to Parent. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of the Company at September 30, 2010 included in the Company Reports (excluding capitalized interest on such newbuilds), together with the projected capital expenditures for such newbuilds previously provided to Parent, equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.

Section 3.25  Derivative Transactions.

(a) Section 3.25 of the Company Disclosure Schedule contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. “Derivative Transaction” means any material swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all such Derivative Transactions were, and any

Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties that the Company believed at the time, and still believes, to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and (ii) the Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 3.26  Disclosure Controls and Procedures.  The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Since January 1, 2009, neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.

Section 3.27  Affiliate Transactions.  There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Benefit Plans described in Section 3.11 of the Company Disclosure Schedule and Company Material Contracts listed in Section 3.23 of the Company Disclosure Schedule or in the exhibit list of a Company Report), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2009 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole. “Affiliate” means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).

Section 3.28  Company Rights Agreement.  The Company has taken all action necessary pursuant to the Company Rights Agreement to provide that, as a result of the execution, delivery or performance of this Agreement, the conversion of shares of Company Common Stock into the right to receive the Merger Consideration in accordance with this Agreement, and the consummation of the Merger or the other transactions contemplated by this Agreement, (a) neither Parent nor Merger Sub, nor any Affiliate or associate of Parent or Merger Sub, will become or be deemed an Acquiring Person (as defined in the Company Rights Agreement), (b) no Distribution Date or Stock Acquisition Date (each as defined in the Company Rights Agreement) will occur, (c) the Company Rights will not separate from the underlying shares of Company Common Stock or give the holders thereof the right to acquire securities of any party hereto and (d) neither a Flip-In Event nor a Flip-Over Event (each as defined in the Company Rights Agreement) will occur; and the Company has further taken all such other action reasonably requested by Parent prior to the date hereof to render the Company Rights Agreement inapplicable to the Merger and the transactions contemplated hereby.

Section 3.29  State Anti-Takeover Statutes.  The Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger and the other transactions contemplated hereby. No other takeover statute or similar statute or regulation applies to the Merger or the other transactions contemplated hereby. Except as provided in this Section 3.29, from January 1, 2006 to the date of this Agreement, the Company has not taken any action so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to any agreement, transaction or Person and no action taken prior to January 1, 2006 so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to any agreement, transaction or Person remain in effect as of the date of this Agreement.

Section 3.30  Disclaimer.

(a) Except for the representations and warranties contained in this Article 3 of this Agreement, Parent acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to Parent. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent, or use by Parent of, any such information, including any information, documents, projections, forecasts or other material made available to Parent in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

(b) In connection with investigation by Parent of the Company and its Subsidiaries, Parent has received or may receive from the Company and/or the Company’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, Parent shall have no claim against anyone with respect thereto. Accordingly, Parent acknowledges that the Company makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT, DELAWARE SUB
AND MERGER SUB

Except as set forth in (i) other than with respect to Section 4.1, Section 4.2 and Section 4.3, the Parent Reports filed on or after December 31, 2009 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Parent Report under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such Parent Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, and (ii) the disclosure schedule delivered to the Company by Parent at or prior to the execution hereof (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent, Delaware Sub and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1  Existence; Good Standing; Corporate Authority.  Parent is a public limited company duly organized and validly existing under the laws of England and Wales. Delaware Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. To the extent such concept or similar concept exists in the relevant jurisdiction, each of Parent and Delaware Sub is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent (a

“Parent Material Adverse Effect”). Each of Parent, Delaware Sub and Merger Sub has all requisite company power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Articles of Association of Parent, Certificate of Incorporation and Bylaws of Delaware Sub and the Certificate of Formation and Limited Liability Company of Merger Sub previously made available to the Company are true and correct and contain all amendments as of the date hereof.

Section 4.2  Authorization, Validity and Effect of Agreements.  Each of Parent, Delaware Sub and Merger Sub has the requisite company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by Parent, Delaware Sub and Merger Sub of this Agreement and the consummation by each of Parent, Delaware Sub and Merger Sub of the transactions contemplated hereby, including, with respect to Parent, the delivery by Parent of Parent ADSs pursuant to the Merger and, with respect to Delaware Sub, the payment by Delaware Sub of the fees pursuant to Section 7.5, have been duly authorized by the Board of Directors of Parent, the Board of Directors of Delaware Sub and the sole member of Merger Sub, as applicable, and no other organizational proceedings on the part of any of them are necessary to authorize the execution, delivery and performance of this Agreement by Parent, Delaware Sub and Merger Sub and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 4.20. This Agreement has been duly and validly executed and delivered by Parent, Delaware Sub and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and legally binding obligation of Parent, Delaware Sub and Merger Sub, enforceable against Parent, Delaware Sub and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.3  Capitalization.  As of the date of this Agreement, the share capital of Parent consists of 150,000,000 Class A Ordinary Shares in issue and 50,000 Class B ordinary shares, nominal value £1.00 per share (the “Class B Ordinary Shares”) in issue. Each Class A Ordinary Share in issue has been deposited with the nominee of Citibank, N.A., as depositary (including any successor depositary, the “ADS Depositary”), and is represented by one Parent ADS, evidenced by an American Depositary Receipt in respect thereof, pursuant to the Deposit Agreement, dated as of September 29, 2009 (including any amendments, supplements or replacements thereof, the “Deposit Agreement”), among the ADS Depositary, Parent and the holders and beneficial owners from time to time of such Parent ADSs. As of the date of this Agreement, the Board of Directors of Parent is authorized to allot shares in Parent, or to grant rights to subscribe for or convert any securities into shares of Parent, of aggregate nominal amount of up to $30,000,000. As of February 4, there were 142,974,663 Parent ADSs outstanding (including 1,796,934 Parent ADSs granted as restricted share awards under Parent Benefit Plans), 7,025,337 Parent ADSs held by Parent Subsidiaries or consolidated Affiliates and 50,000 Class B Ordinary Shares held by a Parent Subsidiary. As of February 4, 2011, 1,312,374 Parent ADSs were subject to outstanding options (“Parent Options”) granted under the Parent Benefit Plans. As of the date of this Agreement, all Class A Ordinary Shares in issue are, and all Class A Ordinary Shares to be issued in connection with the Merger will be when issued, duly authorized, validly and unconditionally issued, fully paid and free of preemptive rights, and all Parent ADSs representing such Class A Ordinary Shares have been, and will be, validly issued in accordance with the Deposit Agreement and the persons in whose names American Depositary Receipts evidencing such Parent ADSs are registered are, or will be, entitled to the rights of registered holders of such American Depositary Receipts specified therein and in the Deposit Agreement. As of the date of this Agreement, except as set forth in this Section 4.3 or in connection with the transactions contemplated by this Agreement, (x) there are no outstanding or authorized capital shares, and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any capital shares or other voting securities or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries. Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

Section 4.4  Significant Subsidiaries.

(a) Each of Parent’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of Parent’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, as of the date of this Agreement, are owned, directly or indirectly, by Parent free and clear of all Liens.

(b) All of the outstanding equity interests of Delaware Sub and Merger Sub are owned indirectly by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will have not engaged in any activities other than its capitalization and other activities in connection with the transactions contemplated by this Agreement, including the Financing.

Section 4.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect and except for matters arising under Environmental Laws which are treated exclusively in Section 4.13:

(a) Neither Parent nor any Subsidiary of Parent is in violation of any Applicable Laws relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of Parent, threatened with respect to any such matters. No condition exists that is not disclosed in the Parent Disclosure Schedule or the Parent Reports and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of Parent or any Subsidiary of Parent.

(b) Parent and each Subsidiary of Parent hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and Parent has no notice or actual knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Parent threatened to give, any notice to terminate, cancel or reform any Parent Permit.

(c) Each drilling unit owned or leased by Parent or a Subsidiary of Parent which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.

(d) Parent and each Subsidiary of Parent possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Parent Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of Parent, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Parent Real Property.

(e) Parent has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA and other similar applicable foreign laws. Without limiting the generality of clause (a) above, and mindful of the principles of the FCPA and other similar applicable foreign laws, neither Parent nor any of its Subsidiaries nor, in any such case, any of their respective Parent Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly to any Government Official (including through a friend or family member with personal relationships with Government Officials) for the purpose of influencing an act or decision of the Government Official in his official capacity or inducing the Government Official to use his influence with that government, political party, political campaign or public international organization or (ii) has taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity.

(f) Without limiting the generality of clause (a) above, neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Parent’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by OFAC or equivalent European Union measure.

Section 4.6  No Conflict.

(a) Neither the execution, delivery and performance by Parent, Delaware Sub and Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 4.20, conflict with or result in a breach of any provisions of the Articles of Association of Parent or the Certificate of Incorporation and Bylaws of Delaware Sub or the Certificate of Formation or Limited Liability Company Agreement of Merger Sub or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 4.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither the execution, delivery and performance by Parent, Delaware Sub or Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Entity, other than the Regulatory Filings and the filing of a listing application with the NYSE pursuant to Section 5.8, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Parent Material Adverse Effect.

Section 4.7  SEC Documents.

(a) Parent has timely filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2010 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As of its respective date, each Parent Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. KPMG LLP is an independent registered public accounting firm with respect to Parent and has not resigned or been dismissed as independent registered public accountants of Parent.

(c) Since January 1, 2007, (A) the exercise price of each Parent Option has been no less than the Fair Market Value (as defined or determined under the terms of the respective Parent Benefit Plan under which such Parent Option was granted) of a Parent ADS as determined on the date of grant of such Parent Option, and (B) all grants of Parent Options were validly issued and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in Parent’s financial statements referred to in Section 4.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Parent Material Adverse Effect.

Section 4.8  Litigation.  Except as described in the Parent Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that Parent or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of Parent or any of its Subsidiaries, except for any such matters as are not reasonably likely to have a Parent Material Adverse Effect.

Section 4.9  Absence of Certain Changes.

(a) Since December 31, 2009, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.

(b) From December 31, 2009 to the date of this Agreement, (x) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by Parent or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of Parent or any redemption, purchase or other acquisition of any of its securities, other than in connection with the exercise or vesting of awards under the Parent Benefit Plans, (iii) any split, combination or reclassification of any of Parent’s capital shares or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for Parent’s capital shares, except for issuances of Class A Ordinary Shares upon the exercise or conversion, as the case may be, of Parent Options, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of Parent or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by Parent or any of its Subsidiaries to do any of the foregoing.

Section 4.10  Taxes.

(a) Each of Parent, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete Returns required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Representations made in this Section 4.10 are made to the knowledge of Parent to the extent that the representations relate to a corporation which was, but is not currently, a part of Parent’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.

(b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of Parent or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a Parent Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Parent or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Parent Material Adverse Effect; (iii) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of Parent or any of its Subsidiaries, which taxes, if paid by Parent, would be reasonably likely to have a Parent Material Adverse Effect; (iv) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements), which is reasonably likely to have a Parent Material Adverse Effect; (vi) neither Parent nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of Parent, neither Parent nor any of its Subsidiaries has made an election under Section 341(f) of the Code; (viii) to the knowledge of Parent, neither Parent nor any of its Subsidiaries has any liability for taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which Parent or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law and except for taxes that, if paid by Parent, would not be reasonably likely to have a Parent Material Adverse

Effect; and (ix) Parent was not a passive foreign investment company, as defined in Section 1297(a) of the Code (“PFIC”) for the 2010 taxable year, does not believe that it will be a PFIC for the taxable year in which the Merger occurs, and has no reason, on the basis of facts presently known, to believe that Parent will become a PFIC for any subsequent year.

(c) There are no liens for taxes in amounts reasonably likely to have a Parent Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of Parent or any of its Subsidiaries.

(d) Except for transactions which are not reasonably likely to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(e) To the knowledge of Parent, neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(f) For U.S. federal income tax purposes, Parent owns all of the equity interests of Merger Sub indirectly through a newly formed corporate Subsidiary.

Section 4.11  Employee Benefit Plans.

(a) Section 4.11 of the Parent Disclosure Schedule contains a list of all the Parent Benefit Plans. The term “Parent Benefit Plans” means all material employee benefit plans and other material compensation and benefit arrangements, including (i) all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not subject to the requirements of ERISA and whether the plans are subject to United States law (a “U.S. Parent Benefit Plan”) or not subject to United States law (a “Non-U.S. Parent Benefit Plan”) with respect to which the Parent, a Subsidiary of the Parent or any of their respective ERISA Affiliates has or may have any liability, and (ii) all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not such arrangement is a U.S. Parent Benefit Plan and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee or other service provider of Parent or any of its Subsidiaries is a participant. Parent has made available to the Company a true and complete copy of each Parent Benefit Plan document, if applicable, the most recent trust agreements, the most recently filed IRS Form 5500, most recent summary plan descriptions, most recently received determination letter issued by the IRS with respect to any U.S. Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, and most recently prepared funding statements, annual reports and actuarial reports for each such plan, and in the case of each Non-U.S. Parent Benefit Plan, each material document, if any, prepared in connection with each Non-U.S. Parent Benefit Plan (in addition to the other documents, if any, described in the first part of this sentence, to the extent applicable).

(b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Parent Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the Parent Benefit Plans; (ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Parent Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; (iii) to the extent applicable, the Parent Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction; (iv) the Parent Benefit Plans have been maintained and operated in accordance with their terms; (v) to Parent’s knowledge, there are no breaches of fiduciary duty in connection with the Parent Benefit Plans; (vi) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any U.S. Parent Benefit Plans; (vii) there are no pending or, to Parent’s knowledge, threatened claims against or otherwise involving any Parent Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan; (viii) all material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or provided for; and (ix) the fair market value of the assets of each funded Non-U.S. Parent Benefit Plan, the liability of each insurer for any Non-U.S. Parent Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Parent Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Parent Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Parent Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; provided that a Non-U.S. Parent Benefit Plan that is maintained solely pursuant to non-U.S. Applicable Law and sponsored by a governmental authority shall not be subject to this clause.

(c) Each Parent Benefit Plan intended be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on an opinion or advisory letter issued to a master or prototype or volume submitter provider with respect to the tax-qualified status of such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries nor any of its ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, had an obligation to contribute to or otherwise has liability with respect to (i) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which liability under Section 4063 or Section 4064 of ERISA could be incurred (i.e., a “multiple employer plan”). The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee or other service provider of Parent or any Subsidiary thereof.

(d) No Parent Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Parent or any Subsidiary of Parent for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

Section 4.12  Labor Matters.

(a) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect, (i) as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union, works council, employee representative or other labor organization or group of employees (A) covering any U.S. employees or (B) covering, in any single instance, 5% or more of the employees of Parent and its Subsidiaries taken as a whole, and (ii) to Parent’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 5% or more of the employees of Parent and its Subsidiaries taken as a whole.

(b) There is no union, works council, employee representative or other labor organization or group of employees, which, pursuant to Applicable Laws, must be notified, consulted or with which negotiations need to be conducted connection with the transactions contemplated by this Agreement.

(c) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect and except as described in the Parent Reports filed prior to the date of this Agreement, (i) neither Parent nor any Subsidiary of Parent has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Law with respect to the employment or engagement of individuals by, or the employment practices of, Parent or any Subsidiary of Parent or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against Parent or any Subsidiary of Parent pending or, to the knowledge of Parent, threatened, before any Governmental Entity by or concerning any former or current employees, temporary or agency employees, or independent contractors of Parent or any Subsidiary of Parent.

Section 4.13  Environmental Matters.

(a) Parent and each Subsidiary of Parent has been and is in compliance with all Environmental Laws except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Parent or any of its Subsidiaries, former) businesses, assets or properties of Parent or any Subsidiary of Parent, including but not limited to on-site or off-site storage, disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither Parent nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Parent Material Adverse Effect.

(d) Parent has delivered to, or otherwise made available for inspection by, the Company true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by Parent pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries, or regarding Parent’s or any of its Subsidiaries’ compliance with or liability or potential liability under applicable Environmental Laws.

Section 4.14  Intellectual Property.  Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the conduct of Parent’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there is no infringement of any intellectual property owned by Parent or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.15  Decrees, Etc.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Parent or any Subsidiary of Parent or any of Parent’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2000, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Parent or any Subsidiary of Parent.

Section 4.16  Insurance.  Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.

(b) No event relating specifically to Parent or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Parent’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Parent or any Subsidiary of Parent during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by Parent or any Subsidiary of Parent to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Parent or any Subsidiary of Parent under any such excess liability, hull or protection and indemnity insurance policies.

Section 4.17  No Brokers.  Parent has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Deutsche Bank Securities Inc. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the execution and delivery of this Agreement.

Section 4.18  Recommendation of Board of Directors; Opinion of Financial Advisor.

(a) The Board of Directors of Parent, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, (ii) approving this Agreement and the transactions contemplated hereby, (iii) determining that it would be in the best interests of the shareholders of Parent that an ordinary resolution to approve the delivery of Parent ADSs in the Merger be submitted to the shareholders of Parent and directing that it be so submitted in accordance with this Agreement and (iv) recommending approval of the delivery of Parent ADSs in the Merger by the shareholders of Parent, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.

(b) The Board of Directors of Parent has received the opinion of Deutsche Bank Securities Inc., dated as of the date of this Agreement, that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be paid in respect of each share of Common Stock of the Company is fair, from a financial point of view, to Parent.

Section 4.19  Company Share Ownership.  Neither Parent nor any of its Subsidiaries owns any shares of capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares in the capital of the Company.

Section 4.20  Vote Required.  The only vote of the holders of any class or series of Parent share capital necessary to approve any transaction contemplated by this Agreement is the vote of the holders of Class A Ordinary Shares required by the rules of the NYSE to approve the delivery of Parent ADSs in the Merger (the “Parent Shareholder Approval”).

Section 4.21  Ownership of Drilling Units.

(a) As of the date hereof, Parent or a Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report posted on Parent’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in Section 4.21 of the Parent Disclosure Schedule), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to Parent’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the Parent Disclosure Schedule (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “Parent Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to Parent’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent has caused the drilling units listed in Parent’s most recent fleet status report posted on Parent’s website to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.

Section 4.22  Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Parent Reports filed prior to the date of this Agreement, (ii) are referred to in Section 4.22 of the Parent Disclosure Schedule, (iii) were incurred since September 30, 2010 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.23  Certain Contracts.

(a) Section 4.23 of the Parent Disclosure Schedule contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the Parent Reports filed prior to the date of this Agreement) to which Parent or any Subsidiary of Parent is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, other than any such limitation that is not material to Parent and its Subsidiaries, taken as a whole, and will not be material to Parent and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of $50 million, with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement, other than agreements among Parent and/or its wholly-owned Subsidiaries, for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent or the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 4.23(a), whether or not included as an exhibit to any Parent Report or included in Section 4.23 of the Parent Disclosure Schedule, is referred to herein as a “Parent Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 4.23(b) pursuant to Section 6.2, “Parent Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.

(b) Each Parent Material Contract is, to the knowledge of Parent, in full force and effect, and Parent and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Parent Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Parent Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Parent, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Parent Material Contract or (y) has received written notice of the desire of the other party or parties to any such Parent Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Parent Material Contract or permit any other party to a Parent Material Contract to exercise rights adverse to Parent. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.24  Capital Expenditure Program.  As of the date of this Agreement, Section 4.24 of the Parent Disclosure Schedule accurately sets forth in all material respects, for each of Parent’s construction, repair, modification, life extension, overhaul or conversion capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2011 on a quarterly basis, as previously provided to the Company. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of Parent at September 30, 2010 included in the Parent Reports (excluding capitalized interest on such newbuilds), together with the projected capital expenditures for such newbuilds previously provided to the Company, equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.

Section 4.25  Derivative Transactions.

(a) Section 4.25 of the Parent Disclosure Schedule contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement.

(b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties that Parent believed at the time, and still believes, to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and (ii) Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 4.26  Disclosure Controls and Procedures.  Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Since January 1, 2009, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.

Section 4.27  Affiliate Transactions.  There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Parent Benefit Plans described in Section 4.11 of the Parent Disclosure Schedule and Parent Material Contracts listed in Section 4.23 of the Parent Disclosure Schedule or in the exhibit list of a Parent Report), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2009 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.

Section 4.28  Disclaimer.

(a) Except for the representations and warranties contained in this Article 4 of this Agreement, the Company acknowledges that none of Parent, Delaware Sub or Merger Sub or any other Person on their behalf makes any other express or implied representation or warranty with respect to Parent, Delaware Sub or Merger Sub with respect to any other information provided to the Company. Without limiting the generality of the foregoing, none of Parent, Delaware Sub or Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or use by the Company of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

(b) In connection with investigation by the Company of Parent and its Subsidiaries, the Company has received or may receive from Parent and/or Parent’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. The Company acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, the Company shall have no claim against anyone with respect thereto. Accordingly, the Company acknowledges that Parent makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE 5

COVENANTS

Section 5.1  Conduct of Company and Parent Business.  Prior to the Effective Time, except as set forth in the Parent Disclosure Schedule or the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement or as required by Applicable Laws (provided that the party proposing to take such action has provided the other party with advance notice of the proposed action to the extent practicable), unless the other party has consented in writing thereto, each of Parent and the Company:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill (except that any of its wholly owned Subsidiaries may be merged with or into, or be consolidated with any of its wholly owned Subsidiaries or may be liquidated into it or any of its wholly owned Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;

(c) shall not amend, in the case of the Company, its Certificate of Incorporation or Bylaws or, in the case of Parent, its Articles of Association;

(d) in the case of Parent, shall not permit or allow Delaware Sub to amend its Certificate of Incorporation or Bylaws or Merger Sub to amend its Certificate of Formation or Limited Liability Company Agreement and shall not take, or permit or allow Delaware Sub to take, any action that is reasonably likely to cause Delaware Sub to be rendered insolvent or to materially reduce its net assets;

(e) shall (i) promptly notify the other of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Parent Material Contract or Company Material Contract, as applicable (or communications received from third parties indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (ii) give prompt notice to the other of any change, occurrence, effect, condition, fact, event, or circumstance known to such party that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Material Adverse Effect on such party; provided, however, that (x) no unintentional failure by Parent to provide a required notice under this Section 5.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 6.2(ii) or Section 6.2(iii) shall result in a failure of the condition set forth in Section 6.2(i), and (y) no unintentional failure by the Company to provide a required notice under this Section 5.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 6.3(ii) or Section 6.3(iii) shall result in a failure of the condition set forth in Section 6.3(i);

(f) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, other than those filed via the SEC’s EDGAR system;

(g) shall not and shall cause each of its Subsidiaries not to, (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights or vesting of other equity-based awards existing on the date hereof and disclosed in Section 5.1(g) of the Parent Disclosure Schedule, in the case of Parent, or except pursuant to the exercise of warrants, conversion rights, Company Stock Options and other contractual rights or the vesting of Company Restricted Stock Awards or Company RSU Awards outstanding on the date hereof and disclosed in Section 5.1(g) of the Company Disclosure Schedule, in the case of the Company, or pursuant to the exercise or vesting of awards granted after the date hereof and expressly permitted under this Agreement or in connection with transactions permitted by Section 5.1(j), issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its capital shares of any class or of any other such securities or agreements of such party or any of its Subsidiaries, or adjust, split, combine or reclassify any capital shares or other equity interests or otherwise change its capitalization as it existed on the date hereof (other than intercompany transactions relating to securities of wholly owned Subsidiaries effected by a party and/or one or more of its wholly owned Subsidiaries), other than grants of Parent Options or other awards or Company Stock Options or other awards, as the case may be, to new hires or promoted employees in the ordinary course of business consistent with past practice and in accordance with Section 5.1(g) of the Parent Disclosure Schedule, in the case of Parent, or Section 5.1(g) of the Company Disclosure Schedule, in the case of the Company; (ii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any of its capital shares existing or outstanding on the date hereof; (iii) with respect to any of its former, present or future employees, increase any compensation or benefits, or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practice; (iv) with respect to any of its former, present or future officers (at the vice president level or above) or directors, increase any compensation or benefits or enter into, amend or extend (or permit the extension of) any employment or consulting agreement; (v) adopt any new employee benefit plan (or any award grant thereunder) or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by Applicable Laws) any existing employee benefit plan or agreement in any material respect, except for changes which are less favorable to participants in such plans or the holder of any such agreement or which are deemed necessary to comply with Section 409A of the Code; (vi) except as approved by good faith action of the Board of Directors of such party after the party has provided the other parties with advance written notice of the proposed action and consulted in advance with the other parties regarding such action, terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the Merger; or (vii) in the case of the Company, permit any holder of an option or other equity-based award to acquire shares of Company Common Stock outstanding on the date hereof to have shares withheld upon the applicable taxable event, for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding, or otherwise required to satisfy the withholding requirements under the Company’s policy with respect to foreign tax obligations;

(h) shall not and shall cause each of its Subsidiaries not to, (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital stock, whether payable in cash, stock or any other property or right (other than a dividend, distribution or payment from a direct or indirect wholly owned Subsidiary to that party and/or one or more of its direct or indirect wholly owned Subsidiaries or, in the case of Parent, its regular quarterly dividend of $0.35 per Class A Ordinary Share) or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries (other than wholly owned Subsidiaries but including, in the case of Parent, Delaware Sub), or any other securities or agreements of the type described in Section 5.1(g)(i), except (1) as required by the terms of any capital stock of, or other equity interests in, such party or any of its Subsidiaries outstanding on the date of this Agreement and described in Section 5.1(h)(ii)(1) of such party’s Disclosure Schedule, (2) as contemplated by any Parent Benefit Plan or the Company Benefit Plan, as the case may be, existing on the date of this Agreement and described in Section 5.1(h)(ii)(2) of such party’s Disclosure Schedule or (3) in the case of the Company, as contemplated by any employment agreement of the Company existing on the date of this Agreement and described in Section 5.1(h)(ii)(3) of the Company Disclosure Schedule;

(i) shall not, and shall cause each of its Subsidiaries not to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are individually or in the aggregate material to it and its Subsidiaries as a whole except for (i) sales of surplus equipment, (ii) sales of other assets in the ordinary course of business, or (iii) sales, leases or other transfers between such party and its wholly-owned Subsidiaries or between those Subsidiaries;

(j) shall not, and shall cause each of its Subsidiaries not to, except pursuant to contractual commitments in effect on the date hereof and disclosed in Section 5.1(j) of the Parent Disclosure Schedule or Section 5.1(j) of the Company Disclosure Schedule, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case (i) for an aggregate consideration for all such acquisitions in excess of $25 million (excluding acquisitions approved in writing by each party and intercompany acquisitions effected by Parent and/or one of Parent’s wholly owned Subsidiaries or by the Company and/or one of the Company’s wholly owned Subsidiaries) or (ii) where a filing under the HSR Act or any non-U.S. Antitrust Laws is required;

(k) shall not, except as may be required as a result of a change in GAAP, change any of the material accounting principles or practices used by it;

(l) shall, and shall cause each of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;

(m) shall not, and shall cause each of its Subsidiaries not to, (i) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or (iii) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Laws;

(n) shall not, and shall cause each of its Subsidiaries not to, (i) incur any indebtedness for borrowed money (excluding intercompany indebtedness effected by Parent and/or one of Parent’s wholly owned Subsidiaries or by the Company and/or one of the Company’s wholly owned Subsidiaries) in excess of, in the case of Parent, the amount of available borrowing capacity existing from time to time under Parent’s existing revolving credit facility described in the Parent Reports filed prior to the date of this Agreement and the amounts contemplated by the Financing and, in the case of the Company, the amount of available borrowing capacity existing from time to time under the Company’s existing revolving credit facility described in the Company Reports as filed prior to the date of this Agreement, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its Subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property in connection with any indebtedness thereof (other than Permitted Liens) or (iii) make or commit to make aggregate capital expenditures in excess of $50 million per quarter for each quarter from the date of this Agreement to the Effective Time over the capital expenditures forecast disclosed in Section 4.24 of the Parent Disclosure Schedule or Section 3.24 of the Company Disclosure Schedule for such quarter, excluding capital expenditures to repair or replace equipment necessary to continue operation on any drilling unit in a manner consistent with the operation of such drilling unit as of the date of this Agreement;

(o) shall not, and shall cause each of its Subsidiaries not to, purchase or otherwise acquire any Class A Ordinary Shares, Parent ADSs or shares of Company Common Stock except transactions in the ordinary course by or pursuant to Parent Benefit Plans or Company Benefit Plans, respectively;

(p) (i) shall not, and shall cause each of its Subsidiaries not to, take any action that would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; and (ii) subject to Section 5.4, shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

(q) shall not, and shall cause each of its Subsidiaries not to, mortgage, pledge, hypothecate, grant any security interest in any of its assets, or otherwise subject any of its assets to any other Lien other than a Parent Permitted Lien or a Company Permitted Lien, as the case may be;

(r) shall (i) not agree or commit, in writing or otherwise, to take any of the foregoing actions and (ii) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of the foregoing actions that refer to Subsidiaries; and

(s) unless in the good faith opinion of its Board of Directors, after consultation with its outside legal advisors, the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) during such period shall enforce, to the fullest extent permitted under Applicable Law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction.

Section 5.2  No Solicitation by the Company.

(a) The Company agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any officers, directors, employees, agents or representatives of the Company or any of its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “Company Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such Company Representative from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a tender or exchange offer, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of the Company and its Subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of the Company, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of the Company’s voting securities is issued to a third party or its stockholders (any such inquiry, proposal or offer being hereinafter referred to as a “Company Acquisition Proposal”), or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a Company Acquisition Proposal, or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal, (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement dated December 18, 2010, between Parent and the Company (the “Confidentiality Agreement”) (provided that such agreement may allow the counterparty thereto to make a Company Acquisition Proposal to the Company’s Board of Directors in connection with the negotiation and discussions permitted by this Section 5.2) and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.2) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes, or could reasonably be expected to result in, a Company Superior Proposal, to the extent the Board of Directors of the Company, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company or any committee thereof may make a Company Adverse Recommendation Change in accordance with Section 5.3(d). For the purposes of making a Company Superior Proposal determination pursuant to this Section 5.2(a), it is understood that such determination necessarily will (i) be based o n limited information compared to the determination made for purposes of Section 7.3(b), (ii) require assumptions that shall be made in the good faith judgment of the Company Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a Company Superior Proposal determination made for purposes of Section 7.3(b). For the avoidance of doubt, it is understood that a Company Superior Proposal determination made for purposes of this Section 5.2(a) shall not constitute a Company Superior Proposal determination for any other purpose under this Agreement (except for Section 7.5(a)(i)(A)(1)(a)) and shall not by itself constitute a Company Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this Section 5.2 by any Subsidiary of the Company or the Company Representatives shall be deemed to be a breach of this Section 5.2 by the Company.

(b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, the Company will notify Parent orally and in writing of any request for information from any Person that has made a Company Acquisition Proposal (or has indicated to the Company that it is seeking such information in contemplation of making a Company Acquisition Proposal) or the receipt of any Company Acquisition Proposal or any inquiry with respect to a Company Acquisition Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such Company Acquisition Proposal, and the material terms and conditions of any Company Acquisition Proposal. The Company will (i) keep Parent reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any Company Acquisition Proposals, (ii) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Acquisition Proposal or sent or provided by the Company to any third party in connection with any Company Acquisition Proposal and (iii) provide or make available to Parent any material nonpublic information concerning the Company or any of its Subsidiaries that is provided to the Person making such Company Acquisition Proposal which was not previously provided or made available to Parent as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 5.2 shall be given by facsimile or electronic mail with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by the Company to comply with any notice or delivery requirement set forth in this Section 5.2 shall constitute a breach of this Section 5.2 unless such failure is intentional or materially prejudicial to Parent.

(c) Without limiting the ability to terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s), nothing in this Section 5.2 shall permit the Company to enter into any agreement with respect to a Company Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 7.3(b)), the Company shall not enter into any agreement with any Person that provides for, constitutes or relates to, a Company Acquisition Proposal, other than a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Company Acquisition Proposal to the Company’s Board of Directors in connection with the negotiation and discussions permitted by this Section 5.2) and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.2 and an executed copy of which shall be promptly (and in any event within 24 hours) provided to Parent.

(d) For purposes hereof:

(i) “Company Adverse Recommendation Change” means to (A) withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Board of Directors of the Company or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal; and

(ii) “Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal with respect to all the outstanding Company Common Stock or all or substantially all the assets of the Company that, in the good faith judgment of the Board of Directors of the Company, taking into account the likelihood of financing, stockholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Merger.

Section 5.3  Meetings of Shareholders to Consider the Merger.

(a) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Parent shall submit the delivery of Parent ADSs in the Merger to its shareholders, whether or not the Board of Directors of Parent or the Company, as the case may be, withdraws, modifies or changes its recommendation and declaration regarding the foregoing matters (whether or not permitted by the terms of this Agreement).

(b) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, the Company shall submit the adoption of this Agreement to its stockholders, whether or not the Board of Directors of the Company withdraws, modifies or changes its recommendation and declaration regarding the foregoing matter (whether or not permitted by the terms of this Agreement).

(c) Parent, through its Board of Directors, shall recommend approval of the delivery of Parent ADSs in the Merger, and shall, subject to its fiduciary duties, solicit from its shareholders proxies in favor of such matters; provided, however, that the Board of Directors of Parent may at any time prior to the Cutoff Date make a Parent Adverse Recommendation Change, if (i) in the good faith opinion of such Board of Directors the failure to do so would be inconsistent with its fiduciary obligations, (ii) the Board of Directors of Parent provides the Company with at least two Business Days’ prior written notice of its intention to make a Parent Adverse Recommendation Change and specifying the material events giving rise thereto, (iii) during such two Business Day period, Parent shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Company may propose so as to enable the Board of Directors of Parent to proceed with its recommendation to approve the delivery of Parent ADSs in the Merger and (iv) at the end of such two Business Day period, the Board of Directors of Parent maintains its determination that failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of this Agreement). If, within 10 Business Days prior to the scheduled meeting date, the Board of Directors of Parent determines that failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations, Parent shall be permitted to adjourn or postpone the Parent shareholders meeting (including any postponements or adjournments thereof) for up to 10 Business Days.

(d) The Company, through its Board of Directors, shall recommend adoption of this Agreement, and, subject to its fiduciary duties, solicit from its stockholders proxies in favor of such matter; provided, however, that the Board of Directors of the Company may at any time prior to the Cutoff Date make a Company Adverse Recommendation Change, if (i) in the good faith opinion of such Board of Directors the failure to do so would be inconsistent with its fiduciary obligations, (ii) the Board of Directors of the Company provides Parent with at least two Business Days’ prior written notice of its intention to make a Company Adverse Recommendation Change and specifying the material events giving rise thereto, (iii) during such two Business Day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose so as to enable the Board of Directors of the Company to proceed with its recommendation of the adoption this Agreement and (iv) at the end of such two Business Day period, the Board of Directors of the Company maintains its determination that failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of this Agreement). If, within 10 Business Days prior to the scheduled meeting date, the Board of Directors of the Company determines that failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations, the Company shall be permitted to adjourn or postpone the Company stockholders meeting (including any postponements or adjournments thereof) for up to 10 Business Days.

(e) Parent and the Company shall use their reasonable best efforts to hold the Parent shareholders meeting and the Company stockholders meeting on the same day and as soon as reasonably practicable after the date of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Parent or the Company may adjourn or postpone the Parent shareholder meeting or the Company stockholder meeting, as applicable, (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus is provided to its shareholders sufficiently in advance of the vote to be held at such meeting, (ii) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval or the Company Stockholder Approval, as applicable, or (iii) for an absence of a quorum.

Section 5.4  Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, Parent and the Company shall:

(i) make their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws (“Non-U.S. Antitrust Laws”) to be made pursuant to Section 6.1(b) and shall share equally all filing fees incident thereto, which filings shall be made promptly, and which filings as required under the HSR Act and the antitrust, trade and competition laws of the jurisdictions set forth on Section 5.4(a) of the Company Disclosure Schedule shall be made in not more than 15 Business Days from the date hereof, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws;

(ii) use their reasonable best efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States, the several states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Parent Material Adverse Effect or a Company Material Adverse Effect;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Entity and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity;

(iv) not agree to participate in any meeting or material discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or members or any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; and

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including any filings necessary or appropriate under the provisions of the HSR Act or any applicable Non-U.S. Antitrust Laws.

(b) Without limiting Section 5.4(a), but subject to Section 5.4(c), Parent and the Company shall:

(i) each use reasonable best efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(ii) each use reasonable best efforts to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.

(c) Nothing in this Agreement shall require Parent or the Company to take any Competition Action to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to the HSR Act, Non-U.S. Antitrust Laws, or other U.S. or non-U.S. antitrust, competition or premerger notification trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceedings relating to Antitrust Laws. For purposes of this Agreement, “Competition Action” means, with respect to Parent or the Company, to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, in each case other than dispositions, limitations or consents, commitments or agreements which in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and which, in the reasonable good faith judgment of both Parent and the Company, in each such case do not and are not reasonably likely to individually or in the aggregate have either a Parent Material Adverse Effect or a Company Material Adverse Effect. Notwithstanding anything contained in this Agreement to the contrary, neither Parent nor the Company shall take or agree to take any Competition Action without the prior written agreement of the other.

Section 5.5  Inspection.  From the date hereof to the Effective Time, each of Parent and the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent or the Company, as the case may be, access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business, affairs and legal compliance of Parent and the Company and their respective Subsidiaries, including inspection of such properties, and will instruct each of their respective employees, counsel and financial advisors to cooperate with the Company or Parent, as the case may be, in its investigation of the business of Parent or the Company, respectively; provided that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law, which constitutes information protected by attorney/client or other applicable privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Parent and the Company agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 5.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 5.5 shall be governed by the Confidentiality Agreement.

Section 5.6  Publicity.  The parties will use reasonable best efforts to consult with each other before issuing any press release or public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

Section 5.7  Registration Statements.

(a) Each of Parent and the Company shall cooperate and promptly prepare, and Parent shall file with the SEC, as soon as practicable, a registration statement on Form S-4 (the “Form S-4”) under the Securities Act, with respect to the Parent ADSs (and Class A Ordinary Shares represented thereby) deliverable in connection with the Merger, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the shareholders of Parent and of the Company in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”). To the extent necessary, Parent shall cause the ADS Depositary to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement, or a post-effective amendment thereto, as applicable, on Form F-6 (the “Form F-6”) with respect to the Parent ADSs deliverable in connection with the Merger. The respective parties will cause the Proxy Statement/Prospectus, the Form S-4 and the Form F-6 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 and the Form F-6 declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary non-U.S., state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 and the Form F-6 have become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs (or the Class A Ordinary Shares represented thereby) deliverable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus, the Form S-4 or the Form F-6 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) Parent and the Company shall each use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(c) Each of Parent and the Company shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of shareholders of Parent and the Company, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) (i) In the event that Parent determines in its reasonable discretion that it is necessary or advisable to deliver a prospectus to residents of the United Kingdom pursuant to the UK prospectus rules made by the UK Listing Authority (“UKLA”) under Part VI of UK FSMA (such rules the “UK Prospectus Rules”), as promptly as practicable thereafter, but in no event later than the initial filing of the Form S-4, Parent shall prepare and file with the UKLA for its approval a draft copy of such prospectus (the “Parent UK Prospectus”), and Parent shall cause the Parent UK Prospectus to comply as to form and substance in all material respects with the requirements of all applicable laws. The Company shall prepare and furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Parent UK Prospectus, including, without limitation, by supplying all such information, procuring such financial statements and audit reports thereon in accordance with the UK Prospectus Rules, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA or otherwise for the purposes of complying with the UK Prospectus Rules and obtaining the approval of the UKLA. To the extent that Parent determines to proceed with such a prospectus, Parent shall use reasonable best efforts to obtain formal approval of the Parent UK Prospectus by the UKLA concurrently with the effectiveness of the registration statement on Form S-4, including, without limitation, by supplying all such information, procuring such financial statements and audit reports thereon in accordance with the UK Prospectus Rules, giving all such undertakings, executing all such documents and doing or procuring to be done all such things as may be necessary or required by the UKLA or otherwise for the purposes of complying with the UK Prospectus Rules and obtaining the approval of the UKLA. As promptly as practicable after the Parent UK Prospectus is approved by the UKLA and, in any event, no later than the time that the Proxy Statement/Prospectus is provided to its stockholders, the Company shall cause the Parent UK Prospectus to be mailed or delivered or otherwise made available to the record and beneficial stockholders of the Company resident in the United Kingdom, and Parent shall publish it in accordance with applicable law.

(ii) The Company and its counsel shall be given a reasonable opportunity to review and comment on any such Parent UK Prospectus and any amendments or supplements thereto (in each case prior to the publication thereof) and Parent will in good faith take into account any reasonable comments made by, or reasonable requests of, the Company and its counsel. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Parent UK Prospectus has been approved by the UKLA or any supplementary prospectus has been filed or (ii) any comments, responses or requests from the UKLA relating to the Parent UK Prospectus.

(iii) The information supplied by the Company for inclusion in any such Parent UK Prospectus and any announcement to any regulatory information service in connection with the Parent UK Prospectus shall not at the time the Parent UK Prospectus is first mailed to stockholders of the Company and is first published and at the time of the meeting of the stockholders of the Company, and in the case of any such announcement at the time it is provided by the Company to the Parent, contain any statement, promise or forecast which is misleading, false or deceptive in a material particular, conceal any material facts or create a false or misleading impression. For the purposes of Parent complying with the UK Prospectus Rules, the Company shall promptly advise Parent upon becoming aware of any significant new factor, material mistake or inaccuracy relating to the information concerning the Company which should be disclosed to enable the stockholders of the Company to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of Parent following the Merger.

Section 5.8  Listing Application.  Parent shall promptly prepare and submit to the NYSE a listing application covering the Parent ADSs deliverable in connection with the Merger and to obtain, prior to the Effective Time, approval for the listing of such Parent ADSs, subject to official notice of issuance.

Section 5.9  Rule 16b-3 Approval.  The Board of Directors of Parent or a committee thereof, at or prior to the Effective Time, shall adopt resolutions specifically approving, for purposes of Rule 16b-3 (“Rule 16b-3”) under the Exchange Act, the receipt, pursuant to Section 2.1, of Parent ADSs and Class A Ordinary Shares represented thereby, and of options or other rights (to the extent provided in this Agreement) to acquire Parent ADSs and Class A Ordinary Shares represented thereby, by executive officers of the Company who become executive officers of Parent subject to Rule 16b-3.

Section 5.10  Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 5.11, Section 5.13 and Section 7.5 otherwise provide, (ii) that Parent and the Company shall share equally (A) the fees incident to the filings referred to in Section 5.4(a)(i), (B) the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing and mailing the Proxy Statement/Prospectus, (C) the UKLA and other filing fees incident to the Parent UK Prospectus and the costs and expenses associated with printing and mailing the Parent UK Prospectus, if such Parent UK Prospectus is required pursuant to Section 5.7(d), and (D) the fees associated with the NYSE listing referred to in Section 5.8, and/or (iii) as otherwise agreed in writing by the parties.

Section 5.11  Indemnification and Insurance.

(a) From and after the Effective Time, Parent and the Surviving Entity shall indemnify, defend and hold harmless to the fullest extent permitted under Applicable Law each Person who is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary thereof) and each Person who served at the request of the Company as a director, officer, trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an “Action”), (i) Parent and the Surviving Entity shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent and the Surviving Entity, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Law and, if required, upon receipt of any undertaking required by Applicable Law, and (ii) Parent and the Surviving Entity will cooperate in the defense of any such matter; provided, however, Parent and the Surviving Entity shall not be liable for any settlement effected without their written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Parent and the Surviving Entity shall not be obligated pursuant to this Section 5.11 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

(b) The rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in the Company’s Certificate of Incorporation and Bylaws of the indemnitees specified therein with respect to matters occurring through the Effective Time, shall survive the Merger for a period of not less than six years and shall not be amended during such period.

(c) At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a “tail” directors’ and officers’ liability insurance policy covering for at least six years after the Effective Time the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by the Company’s existing directors’ and officers’ liability insurance policies on terms no less advantageous to the Indemnified Parties than such existing insurance with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If the Company does not purchase such a policy, then for a period of six years after the Effective Time, Parent and the Surviving Entity shall cause to be maintained officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by the Company’s existing officers’ and directors’ liability insurance policies on terms no less advantageous to the Indemnified Parties than such existing insurance, provided that Parent and the Surviving Entity shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof (the amount of which premium is set forth in Section 5.11(c) of the Company Disclosure Schedule), but in such case shall purchase as much coverage as reasonably practicable for such amount. In either case, Parent and the Surviving Entity will maintain such policies in full force and effect and honor the obligations thereunder.

(d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Certificate of Incorporation, Bylaws or comparable organizational documents of the Company or any of its Subsidiaries, as applicable, under Applicable Law or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(e) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.11.

(f) From and after the Effective Time, Parent shall cause the directors of Parent designated by the Company pursuant to Section 1.5 to be covered by the directors’ and officers’ liability insurance to the same extent and on the same terms and conditions as such insurance coverage may be provided from time to time for Parent’s other directors.

Section 5.12  Employee Matters.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Entity or any employing Subsidiary to, provide any person employed by the Company or any of its Subsidiaries as of the day immediately prior to the Effective Time (the “Affected Employees”) employee benefits that are no less favorable in the aggregate than those provided by the Company (with the exception of the Company ESPP and its supplemental executive retirement plans) immediately prior to the Effective Time or, in the sole discretion of Parent, those provided by Parent or its Subsidiaries to similarly situated employees of Parent or its applicable Subsidiary. From and after the Effective Time, with respect to the year ended December 31, 2011, Affected Employees shall be eligible to participate in such annual bonus plans as are sponsored by Parent or its Subsidiaries for similarly situated employees of Parent or the applicable Subsidiary and shall have a bonus opportunity under such plan that is no less than that of similarly situated employees of Parent or the applicable Subsidiary who are eligible to participate in such plan but only with respect to the portion of the calendar year in which such Affected Employees are employees of Parent or its Subsidiaries. From and after the Effective Time, the Affected Employees who are working for the Company or any of its Subsidiaries in the United States will continue to be considered to be employees at will pursuant to the applicable employment at-will laws or doctrines, subject to any express written agreement to the contrary with such employee, and the Affected Employees who are working for the Company or any of its Subsidiaries outside the United States will remain on his or her terms of employment in place immediately prior to the Effective Time. For the sake of clarity, Parent or its Subsidiaries shall have no obligation to continue to employ or engage the Affected Employees following the Effective Time other than obligations in accordance with Applicable Law or collective bargaining contracts. From and after the Effective Time, Parent shall honor, and shall cause the Surviving Entity to honor, each compensation and benefit arrangement listed in Section 5.12(a) of the Company Disclosure Schedule and to perform the obligations of the Company thereunder. For the avoidance of doubt, nothing in this Agreement shall be considered a contract between Parent and its Subsidiaries and any of the Affected Employees or consideration for, or inducement with respect to, any such employee’s continued employment.

(b) With respect to each Affected Employee, Parent shall credit, or cause its Subsidiaries to credit, the period of employment and service recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time (for purposes of its corresponding plans, programs, policies or similar employment-related arrangements) to have been employment and service with Parent or any of its Subsidiaries for purposes of determining the Affected Employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria) and vesting (but not benefit accrual for any purpose other than vacation pay, severance and termination pay, sick leave, post-retirement health coverage and satisfaction of early retirement criteria) under all employee benefit plans, programs, policies or similar employment related arrangements of Parent and its Subsidiaries in which the Affected Employee is eligible to participate; provided, however, no such credit shall be provided to the extent that it would result in a duplication of credit or benefits, and nothing in this Section 5.12 shall be interpreted to provide any right to Affected Employees to participate in Parent’s equity incentive plans at the same level as Affected Employees may have participated in Company’s equity incentive plans. Parent shall waive, and to the extent necessary to effect the terms hereof, shall use its best efforts to cause the relevant insurance carriers and other third parties to waive, any restrictions and limitations for medical conditions existing as of the Effective Time of those Affected Employees and their dependents who were covered immediately prior to the Effective Time under a group health plan maintained by Parent or the Company, but only to the extent that such medical condition would be covered by Parent’s group health plan if it were not a pre-existing condition and only to the extent that such limitations would not have applied under Parent or the Company’s group health plan prior to the Effective Time. Further, Parent shall offer, or cause its Subsidiaries to offer, at the Effective Time to each Affected Employee coverage under a group health plan (as defined in Section 5000(b)(1) of the Code) which credits such Affected Employee towards the deductibles, coinsurance and maximum out-of-pocket provisions imposed under such group health plan, for the year during which the Effective Time (or such later date as the Affected Employees participate in such group health plan) occurs, with any applicable expenses already incurred during such year under Parent’s or the Company’s group health plan.

(c) Prior to the Effective Time, Parent and the Company will cooperate in good faith to establish a process to promptly integrate the Parent Benefit Plans and the Company Benefit Plans following the Effective Time.

(d) The Company shall establish a date before the Effective Time as the final purchase date under the terms of the Company’s Employee Stock Purchase Plan (the “Company ESPP”), and shall cause all accumulated cash balances credited to the account of each participant in the Company ESPP on such final purchase date to be applied to purchase the number of shares of Company Common Stock that could be purchased with such amounts on such date pursuant to the Company ESPP. Each participant who would otherwise have been entitled to receive a fractional share of Company Common Stock, after giving effect to the purchase of Company Common Stock contemplated by this Section 5.12(d), shall receive, in lieu thereof, a cash disbursement (without interest) of such participant’s contributions credited to his or her account and not applied to such purchase. The Company shall take any and all actions necessary or appropriate, including notification to the affected participants of the new purchase date and termination of the Company ESPP, to cause the Company ESPP to terminate on such final purchase date, after giving effect to the purchases of Company Common Stock contemplated by this Section 5.12(d), and shall not thereafter offer any plan, program or arrangement for the purchase of shares of Company Common Stock by means of payroll deductions.

(e) Except with respect to offers of employment to prospective new employees in the ordinary course of business consistent with past practices, the Company shall not make, and shall cause its Subsidiaries not to make, any representations or promises, oral or written, to any of their employees concerning continued employment following the Effective Time, or the terms and conditions of that employment, except in writing with the prior written consent of Parent.

(f) Notwithstanding the foregoing, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Parent Benefit Plan, Company Benefit Plan or compensation or benefit plan, program or arrangement of Parent or its Subsidiaries, or shall limit the right of Parent, the Company or any of their Subsidiaries, to amend, terminate or otherwise modify any such plan, program or arrangement. In the event that (i) a party other than Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan or arrangement, and (ii) such provision is deemed to be an amendment to such plan, program or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.

(g) For the avoidance of doubt, Parent deems that the Merger and the transactions contemplated by this Agreement constitute a change of control of the Company with respect to the plans, agreements and arrangements specified in Section 5.12(g) of the Company Disclosure Schedule.

Section 5.13  Financing.

(a) Parent has delivered to the Company true and correct copies of an executed debt commitment letter and related term sheet and fee letter (redacted for confidential terms) (collectively, the “Financing Commitments”) with Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Parent with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated hereby (such loans and any financing arrangements or securities offerings to supplement or supersede such loans, as the context requires, the “Financing”). “Financing Sources” means Deutsche Bank AG Cayman Islands Branch, Deutsche Bank

Securities Inc., Citigroup Global Markets Inc., and their respective affiliates, and any other entities that have committed or will commit to provide or arrange the Financing. To the knowledge of each party, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a material breach by any party hereto or failure to satisfy a condition precedent set forth in the Financing Commitments. Notwithstanding anything in this Agreement to the contrary, the Financing Commitments may be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by new Financing Commitments, including financing commitments from one or more additional or other parties, in accordance with this Section 5.13 (the “New Financing Commitments”); provided, however, that, without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), any such New Financing Commitments shall not (A) reduce the aggregate amount of the Financing (except to the extent of any proceeds of any securities offering of Parent or one of its Subsidiaries after the date hereof), (B) add new (or modify, in a manner materially adverse to Parent, any existing) conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Commitments or the Definitive Financing Agreements or (C) prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. In such event, the term “Financing Commitments” as used herein shall be deemed to include the New Financing Commitments to the extent then in effect. Parent shall deliver to the Company copies of any such New Financing Commitments as promptly as practicable (and no later than one Business Day) after execution thereof.

(b) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments or terms more favorable (taken as a whole) to Parent. Parent shall use its reasonable best efforts (consistent with the terms and obligations of each party under this Agreement) to (i) maintain in effect the Financing Commitments (unless superseded with New Financing Commitments), (ii) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (including any “flex” provisions therein) (the “Definitive Financing Agreements”) and execute and deliver to the Company a copy thereof as promptly as practicable (and no later than one Business Day) after such execution, (iii) satisfy on a timely basis all conditions applicable to the Financing in the Financing Commitments or Definitive Financing Agreements, as applicable, and comply with its obligations thereunder, and (iv) consummate the Financing at or prior to the Closing. Parent shall give the Company prompt notice upon becoming aware of any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. In the event that either party becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Commitments, that party shall promptly (but in any event not later than one Business Day after becoming aware thereof) notify the other parties and Parent shall use its reasonable best efforts (and the Company shall provide such assistance as Parent may reasonably request) to arrange as promptly as practicable any such portion from alternative sources on terms and conditions which would not have any of the effects specified in clauses (A), (B), and/or (C) of Section 5.13(a). Parent shall give the Company prompt oral and written notice (but in any event not later than one Business Day after the occurrence thereof) of (1) any breach or default by any party to the Financing Commitments or Definitive Financing Agreements, and (2) the receipt of any written notice or other written communication from any financing source with respect to any (x) breach, default, termination or repudiation by any party to the Financing Commitments or Definitive Financing Agreements or any provision thereof or (y) dispute or disagreement between or among any parties to the Financing Commitments or Definitive Financing Agreements. Parent shall take and shall use reasonable best efforts to cause its Subsidiaries, and shall cause each of its and their respective representatives, including legal and accounting, to take all actions reasonably necessary in connection with the Financing. At the reasonable request of Parent, the Company shall provide, and shall use reasonable best efforts, consistent with the terms of and the obligations of each party under this Agreement, to cause its Subsidiaries, and shall cause each of its and their respective representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the Financing. In performing its respective foregoing obligations under this Section 5.13, each of Parent, Parent’s Subsidiaries, the Company and the Company’s Subsidiaries shall use its reasonable best efforts to (i) provide reasonably required information relating to that party and its Subsidiaries to the Financing Sources and other prospective lenders, investors, underwriters or initial purchasers providing or arranging the Financing, (ii) cause its senior management and advisors to participate in meetings, drafting sessions and due diligence sessions in connection with the Financing, including meetings with prospective lenders, investors and representatives of ratings agencies, (iii) assist in the preparation of (A) any offering documents, bank information memorandum, prospectuses and similar documents and information material for any portion of the Financing within thirty days of the date of this Agreement and thereafter, and (B) materials for rating agency presentations, including execution and delivery of customary representation letters in connection with bank information memoranda, (iv) reasonably cooperate with the marketing efforts for any portion of the Financing, including any commercially reasonable efforts to ensure that any syndication effort benefits from any existing banking relationship, (v) execute and deliver (or use reasonable best efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or obtain from its advisors), customary certificates (including a certificate of the principal financial officer of Parent, the Company or any Subsidiary of Parent or the Company with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions, surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably necessary in connection with the Financing, (vi) enter into one or more secured or unsecured credit or other agreements on terms satisfactory to Parent and that are reasonably necessary in connection with the Financing immediately prior to the Effective Time, (vii) as promptly as practicable, furnish the Financing Sources and, in the case of the Company and its Subsidiaries, Parent with all financial and other information, including projections, regarding Parent, the Company and their respective Subsidiaries as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act, (viii) provide the financial information required by the Financing Commitments, (ix) take all actions reasonably necessary in connection with any necessary pay off of existing indebtedness and the release of related Liens (including any necessary prepayment of the Company’s existing indebtedness on or prior to the Closing Date), and (x) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Financing, by Parent immediately following the Effective Time; provided, however, that no obligation of Parent or the Company or any of their respective Subsidiaries under any such agreement, certificate, document or instrument shall be required to be effective until the Effective Time and, other than commitment or underwriting fees and invoiced expenses with respect to the Financing Commitments, which Parent shall pay when due, none of Parent, the Company or any of their respective Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Effective Time.

(c) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement and completion of the Financing and any information utilized in connection therewith, except with respect to information in respect of the Company and its Subsidiaries supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.14  Company Rights Agreement.  Prior to the Effective Time, the Company’s Board of Directors shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Company Rights Agreement) necessary to cause the “Final Expiration Date” (as defined in the Rights Agreement) of the Company Rights to occur immediately prior to the Effective Time so that the Company Rights will expire immediately prior to the Effective Time. Other than (a) with the prior written consent of Parent or (b) pursuant to, and immediately prior to, termination of this Agreement by the Company in compliance with Section 7.3(b), neither the Company’s Board of Directors nor the Company shall (i) take any other action to terminate the Company Rights Agreement, redeem the Company Rights, cause any person (other than Parent and its Affiliates) not to be or become an “Acquiring Person”, or otherwise amend the Company Rights Agreement in a manner adverse to Parent or its Affiliates or (ii) take any action so that the restrictions on business combinations set forth in Section 203 of the DGCL are not, except as provided in Section 3.29, applicable to any agreement, transaction or Person.

Section 5.15  Deferred Prosecution Agreement.  Effective as of the Effective Time, Parent agrees to be bound, and the Surviving Entity shall continue to be bound, by the obligations of the Company set forth in the Deferred Prosecution Agreement, dated November 4, 2010, between the Company and the U.S. Department of Justice, to the extent required thereby.

Section 5.16  No Solicitation by Parent.

(a) Parent agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any officers, directors, employees, agents or representatives of Parent or any of its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “Parent Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such Parent Representative from continuing to, directly or indirectly, solicit, initiate, encourage or participate in any discussions or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of Parent and its Subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of Parent, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of Parent’s voting securities is issued to a third party or its shareholders (any such inquiry, proposal or offer being hereinafter referred to as a “Parent Alternative Proposal”), or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a Parent Alternative Proposal, or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent Parent or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Alternative Proposal, (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Parent Alternative Proposal to the Parent Board of Directors in connection with the negotiation and discussions permitted by this Section 5.16) and which does not contain terms that prevent Parent from complying with its obligations under this Section 5.16) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written Parent Alternative Proposal that the Board of Directors of Parent determines in good faith constitutes, or could reasonably be expected to result in, a Parent Superior Proposal, to the extent the Board of Directors of Parent, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of Parent or any committee thereof may make a Parent Adverse Recommendation Change in accordance with Section 5.3(c). For the purposes of making a Parent Superior Proposal determination pursuant to this Section 5.16(a), it is understood that such determination necessarily will (i) be based on limited information compared to the determination made for purposes of Section 7.4(c), (ii) require assumptions that shall be made in the good faith judgment of the Parent Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a Parent Superior Proposal determination made for purposes of Section 7.4(c). For the avoidance of doubt, it is understood that a Parent Superior Proposal determination made for purposes of this Section 5.16(a) shall not constitute a Parent Superior Proposal determination for any other purpose under this Agreement (except for Section 7.5(a)(iii)(C)(1)(a)), and shall not by itself constitute a Parent Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this Section 5.16 by any Subsidiary of Parent or the Parent Representatives shall be deemed to be a breach of this Section 5.16 by Parent.

(b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, Parent will notify the Company orally and in writing of any request for information from any Person that has made a Parent Alternative Proposal (or has indicated to Parent that it is seeking such information in contemplation of making a Parent Alternative Proposal) or the receipt of any Parent Alternative Proposal or any inquiry with respect to a Parent Alternative Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such Parent Alternative Proposal, and the material terms and conditions of any Parent Alternative Proposal. Parent will (i) keep the Company reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any Parent Alternative Proposals, (ii) provide to the Company as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Parent from any third party in connection with any Parent Alternative Proposal or sent or provided by Parent to any third party in connection with any Parent Alternative Proposal and (iii) provide or make available to the Company any material nonpublic information concerning Parent or any of its Subsidiaries that is provided to the Person making such Parent Alternative Proposal which was not previously provided or made available to the Company as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 5.16 shall be given by facsimile or electronic mail with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by Parent to comply with any notice or delivery requirement set forth in this Section 5.16 shall constitute a breach of this Section 5.16 unless such failure is intentional or materially prejudicial to the Company.

(c) Without limiting the ability to terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s), nothing in this Section 5.16 shall permit Parent to enter into any agreement with respect to a Parent Alternative Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 7.4(c)), Parent shall not enter into any agreement with any Person that provides for, constitutes or relates to, a Parent Alternative Proposal, other than a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Parent Alternative Proposal to the Parent Board of Directors in connection with the negotiation and discussions permitted by this Section 5.16) and which does not contain terms that prevent Parent from complying with its obligations under this Section 5.16 and an executed copy of which shall be promptly (and in any event within 24 hours) provided to the Company.

(d) For the purposes hereof:

(i) “Parent Adverse Recommendation Change” means to (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Board of Directors of Parent or any such committee thereof of delivery of Parent ADSs in the Merger, this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Alternative Proposal; and

(ii) “Parent Superior Proposal” means an unsolicited bona fide written Parent Alternative Proposal with respect to all the outstanding Class A Ordinary Shares or Parent ADSs or all or substantially all the assets of Parent that, in the good faith judgment of the Board of Directors of Parent, taking into account the likelihood of financing, shareholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Merger.

ARTICLE 6

CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this

Agreement (if capable of waiver having regard to and subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a)	(i) The Parent Shareholder Approval shall have been obtained; and

(ii) The Company Stockholder Approval shall have been obtained.

(b) (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) there shall not be pending or threatened in writing any claim, proceeding or action by an agency of the government of the United States seeking to restrain, prohibit or rescind any transactions contemplated by this Agreement as an actual or threatened violation of any Antitrust Law, as applicable, or seeking to penalize a party for completing any such transaction which in any of such cases is reasonably likely to require any Competition Actions, (iii) any mandatory waiting period under any applicable Non-U.S. Antitrust Laws of any jurisdiction set forth in Section 6.1(b) of the Company Disclosure Schedule (a “Required Jurisdiction”) shall have expired or been terminated and (iv) there shall not remain in effect a final or preliminary administrative order denying approval of or prohibiting the Merger issued by a Governmental Entity with jurisdiction to enforce any applicable Non-U.S. Antitrust Laws of any Required Jurisdiction, which order is reasonably likely to require any Competition Actions.

(c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or non-U.S., which prohibits the consummation of the Merger; provided, however, that, prior to invoking this condition, each party agrees to comply with Section 5.4, and with respect to other matters not covered by Section 5.4, to use its reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any Governmental Entity which prohibits or makes unlawful the consummation of the Merger.

(d) The Form S-4 and Form F-6 shall each have become effective and no stop order with respect thereto shall be in effect, and the UKLA shall have approved the Parent UK Prospectus, if such Parent UK Prospectus is required pursuant to Section 5.7(d).

(e) The Parent ADSs to be delivered pursuant to the Merger and the other transactions contemplated by this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2  Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the conditions that (i) Parent, Delaware Sub and Merger Sub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of Parent, Delaware Sub and Merger Sub set forth in Section 4.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of Parent, Delaware Sub and Merger Sub set forth in Section 4.2 and Section 4.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of each of Parent, Delaware Sub and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect, and (iv) the Company shall have received a certificate of each of Parent, Delaware Sub and Merger Sub, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.

Section 6.3  Conditions to Obligation of Parent and Merger Sub to Effect the Merger.  The obligation of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the conditions that (i) the Company shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of the Company set forth in Section 3.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of the Company set forth in Section 3.2 and Section 3.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.1, Section 3.2 and Section 3.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, and (iv) Parent shall have received a certificate of the Company, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.

ARTICLE 7

TERMINATION

Section 7.1  Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by the mutual written consent of Parent and the Company.

Section 7.2  Termination by Parent or the Company.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of Parent or the Company if:

(a) the Merger shall not have been consummated by February 3, 2012; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(b) a meeting (including adjournments and postponements) of the Company’s stockholders for the purpose of obtaining the approval required by Section 6.1(a)(ii) shall have been held and such stockholder approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to the Company where the failure to obtain the Company Stockholder Approval is proximately caused by (i) a withdrawal, modification or change in the Company Board of Directors’ recommendation that is not permitted by Section 5.3(d) or (ii) a breach by the Company of Section 5.2.

(c) a meeting (including adjournments and postponements) of Parent’s shareholders for the purpose of obtaining the approvals required by Section 6.1(a)(i) shall have been held and such shareholder approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to Parent where the failure to obtain the Parent Shareholder Approval is proximately caused by (i) a withdrawal, modification or change in the Parent Board of Directors’ recommendation that is not permitted by Section 5.3(c) or (ii) a breach by Parent of Section 5.16; or

(d) a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 5.4 and, with respect to other matters not covered by Section 5.4, shall have used its reasonable best efforts to remove such injunction, order or decree.

Section 7.3  Termination by the Company.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of the Company, after consultation with its outside legal advisors, if:

(a) (i) there has been a breach by Parent, Delaware Sub or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent, Delaware Sub or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3 shall not be satisfied;

(b) prior to the Cutoff Date, (i) the Board of Directors of the Company has received a Company Superior Proposal, (ii) in light of such Company Superior Proposal the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger would be inconsistent with its fiduciary obligations, (iii) the Company has complied in all material respects with Section 5.2, (iv) the Company has previously paid (or concurrently pays) the fee provided for under Section 7.5(a)(i), and (v) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a binding definitive written agreement providing for the implementation of such Company Superior Proposal; provided that the Company may not effect such termination pursuant to this Section 7.3(b) unless and until (i) Parent receives at least three Business Days’ prior written notice from the Company of its intention to effect such termination pursuant to this Section 7.3(b); and (ii) during such three Business Day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose (it being understood that in the event of any material revisions to the Company Superior Proposal, the Company shall be required to deliver a new written notice to Parent pursuant to this Section 7.3(b) and to comply with the requirements of this Section 7.3(b) with respect to such new written information, except that all references in this proviso to three Business Days shall be deemed to be references to two Business Days in such event); or

(c) a Parent Adverse Recommendation Change shall have occurred or the Board of Directors of Parent or any committee thereof has resolved to make a Parent Adverse Recommendation Change; provided that the approvals required by Section 6.1(a)(i) have not been obtained prior to such termination.

Section 7.4  Termination by Parent.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of Parent, after consultation with its outside legal advisors, if:

(a) (i) there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2 shall not be satisfied;

(b) a Company Adverse Recommendation Change shall have occurred or the Board of Directors of the Company or any committee thereof shall have resolved to make a Company Adverse Recommendation Change; provided that the approvals required by Section 6.1(a)(ii) have not been obtained prior to such termination; or

(c) prior to the Cutoff Date, (i) the Board of Directors of Parent has received a Parent Superior Proposal, (ii) in light of such Parent Superior Proposal the Board of Directors of Parent shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger would be inconsistent with its fiduciary obligations, (iii) Parent has complied in all material respects with Section 5.16, (iv) Delaware Sub has previously paid (or concurrently pays) the fee provided for under Section 7.5(a)(iii), and (v) the Board of Directors of Parent concurrently approves, and Parent concurrently enters into, a binding definitive written agreement providing for the implementation of such Parent Superior Proposal; provided that Parent may not effect such termination pursuant to this Section 7.4(c) unless and until (i) the Company receives at least three Business Days’ prior written notice from Parent of its intention to effect such termination pursuant to this Section 7.4(c); and (ii) during such three Business Day period, Parent shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Company may propose (it being understood that in the event of any material revisions to the Parent Superior Proposal, Parent shall be required to deliver a new written notice to the Company pursuant to this Section 7.4(c) and to comply with the requirements of this Section 7.4(c) with respect to such new written information, except that all references in this proviso to three Business Days shall be deemed to be references to two Business Days in such event).

Section 7.5  Effect of Termination.

(a) (i) If this Agreement is terminated:

(A) by Parent or the Company pursuant to Section 7.2(b) [failure to obtain Company Stockholder Approval] (1) after the public disclosure of a Company Acquisition Proposal (unless such disclosure occurs after the date of the failure to obtain stockholder approval pursuant to Section 7.2(b)), whether or not the Company Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain stockholder approval, the Board of Directors of the Company determines that such Company Acquisition Proposal constitutes a Company Superior Proposal (as determined in accordance with the provisions of Section 5.2) or (b) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated, or (2) if the failure to obtain the Company Stockholder Approval was proximately caused by a breach by the Company of Section 5.2 or Section 5.3;

(B) by Parent pursuant to Section 7.4(b) [Company Adverse Recommendation Change]; or

(C) by the Company pursuant to Section 7.3(b) [Company fiduciary out];

then (x) at the time of entry into such definitive agreement or consummation of such Company Acquisition Proposal, in the case of clause (A)(1)(b), or (y) at the time of such termination, in each other case, the Company shall pay Parent a fee of $260,000,000 in cash by wire transfer to the account designated by Parent in Section 7.5 of the Parent Disclosure Schedule.

(ii) If this Agreement is terminated by the Company pursuant to Section 7.3(b) and in accordance with the terms thereof, no fee additional to the fee specified in Section 7.3(b) shall be payable by the Company to Parent.

(iii) If this Agreement is terminated:

(A) by the Company pursuant to Section 7.3(c) [Parent Adverse Recommendation Change];

(B) by Parent pursuant to Section 7.4(c) [Parent fiduciary out]; or

(C) by Parent or the Company pursuant to Section 7.2(c) [failure to obtain Parent Shareholder Approval] (1) after the public disclosure of a Parent Alternative Proposal (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Section 7.2(c)), whether or not the Parent Alternative Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the Board of Directors of Parent determines that such Parent Alternative Proposal constitutes a Parent Superior Proposal (as determined in accordance with the provisions of Section 5.16(a)) or (b) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement providing for a Parent Alternative Proposal, or a Parent Alternative Proposal is consummated, or (2) if the failure to obtain the Parent Shareholder Approval was proximately caused by a breach by Parent of Section 5.3 or Section 5.16;

then (x) at the time of entry into such definitive agreement or consummation of such Parent Alternative Proposal, in the case of clause (C)(1)(b), or (y) at the time of such termination in each other case, Delaware Sub shall pay to the Company a fee of $260,000,000 in cash by wire transfer to the account designated by the Company in Section 7.5 of the Company Disclosure Schedule.

(iv) If this Agreement is terminated by Parent pursuant to Section 7.4(c) and in accordance with the terms thereof, no fee additional to the fee specified in Section 7.4(c) shall be payable by Delaware Sub or Parent to the Company.

(b) If this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.2(a) [outside date] and at the time of such termination the Agreement could have been terminated by Parent pursuant to Section 7.4(a) [Company breach] or (ii) by the Company or Parent pursuant to Section 7.2(b) [failure to obtain Company Stockholder Approval] (in either case other than in any circumstances where a fee is payable under Section 7.5(a)), then the Company shall pay to Parent a fee in the amount of $50,000,000 (the “Fee”) in cash by wire transfer to an account designated by Parent on the date of termination of this Agreement. If this Agreement is terminated by the Company or Parent (i) pursuant to Section 7.2(a) [outside date] and at the time of such termination this Agreement could have been terminated by the Company pursuant to Section 7.3(a) [Parent breach] or (ii) pursuant to Section 7.2(c) [failure to obtain Parent Shareholder Approval] (in either case other than in any circumstances where a fee is payable under Section 7.5(a)), then Delaware Sub shall pay to the Company the Fee in cash by wire transfer to an account designated by the Company on the date of termination of this Agreement. In the event the payment of a termination fee by the Company is required pursuant to Section 7.5(a)(i)(A)(1)(b), and the Company has already paid the Fee pursuant to this Section 7.5(b), the amount of the Fee previously paid will be offset against the termination fee payable pursuant to Section 7.5(a)(i)(A)(1)(b). In the event the payment of a termination fee by Delaware Sub is required pursuant to Section 7.5(a)(iii)(C)(1)(b), and Delaware Sub has already paid the Fee pursuant to this Section 7.5(b), the amount of the Fee previously paid will be offset against the termination fee payable pursuant to Section 7.5(a)(iii)(C)(1)(b).

(c) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 7.5, the last sentence of Section 5.5, and Section 5.10 and except for the provisions of Section 8.2, Section 8.3, Section 8.4, Section 8.6, Section 8.8, Section 8.9, Section 8.11, Section 8.12, Section 8.13, Section 8.14 and Section 8.15, provided that nothing herein, including the payment of any termination fee or the Fee, shall relieve any party from any liability for any willful or intentional breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any action for fraud and all rights and remedies of such aggrieved party under this Agreement in the case of such a willful or intentional breach or fraud, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

(d) In the event that the Company shall fail to pay any termination fee or the Fee when due, or Delaware Sub shall fail to pay any termination fee or the Fee when due, as contemplated in either case by Section 7.5, such fees shall accrue interest for the period commencing on the date such fees became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York, from time to time during such period, as such bank’s prime lending rate. In addition, if either party shall fail to pay any fees when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses

(including attorneys’ fees) in connection with efforts to collect such fees. Each of the parties hereto acknowledge that the fees and the other provisions of this Section 7.5 are an integral part of this Agreement and that, without these agreements, the other parties hereto would not enter into this Agreement.

Section 7.6  Extension; Waiver.  At any time prior to the Effective Time, each party may by action taken by its Board of Directors or by any committee of the Board of Directors, or any director or officer, properly delegated by the Board of Directors, to the extent allowed under Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1  Nonsurvival of Representations, Warranties and Agreements.  The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period and except for the covenants and agreements in Section 5.2, Section 5.3, Section 5.4, Section 5.6, Section 5.7, Section 5.8, Section 5.14, and Section 5.16, which shall survive until (but not beyond) the Effective Time).

Section 8.2  Notices.  Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic or pictorial appearance of a document, or by courier or by overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a)	if to Parent, Delaware
	Sub or Merger Sub:	Ensco plc 6 Chesterfield Gardens London W1J 5BQ England Attention: Chief Financial Officer Telephone: +44 (0) 20 7659 4660 Facsimile: +44 (0) 207 409 0399

	with a copy to:	Baker & McKenzie LLP 100 New Bridge Street London EC4V 6JA United Kingdom Attention: Helen Bradley Telephone: +44 (0) 20 7919 1819 Facsimile: +44 (0) 20 7919 1999

	and	Baker & McKenzie LLP 2001 Ross Avenue, Suite 2300 Dallas, TX 75201 Attention: Alan G. Harvey Telephone: +1 214-978-3047 Facsimile: +1 214-978-3099

(b)	if to the Company:	Pride International, Inc. 5847 San Felipe, Suite 3300 Houston, Texas 77057 Attention: Brady K. Long, Vice President, General Counsel and Secretary Telephone: +1 713-789-1400 Facsimile: +1 713-268-4534

	with a copy to:	Baker Botts L.L.P. 910 Louisiana Street, Suite 3200 Houston, TX 77002 Attention: J. David Kirkland Tull R. Florey Telephone: +1 713-229-1101 Facsimile: +1 713-229-7701

	and	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: David A. Katz Telephone: +1 212-403-1000 Facsimile: +1 212-403-2309

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received.

Section 8.3  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for (a) the provisions of Section 5.11, (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Closing shall have occurred), (c) the rights of the Financing Sources to enforce their rights under Section 8.13 and Section 8.14, and (d) the right of each party, on behalf of its shareholders, to pursue damages in the event of the other party’s willful or intentional breach of this Agreement or fraud, which right is hereby acknowledged and agreed (collectively, the “Third Party Provision”), nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

Section 8.4  Entire Agreement.  This Agreement, the exhibits to this Agreement, the Parent Disclosure Schedule, the Company Disclosure Schedule and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidentiality Agreement shall continue in effect. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

Section 8.5  Amendments.  This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors (or sole member, in the case of Merger Sub), at any time before or after approval of matters presented in connection with the Merger by the shareholders of Parent or the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.6  Governing Law.  Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all disputes and controversies arising hereunder or related hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws that would apply any other law.

Section 8.7  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.8  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 8.9  Interpretation.  In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, partnerships and other entities and vice versa.

(b) The phrase “to the knowledge of” and similar phrases relating to knowledge of Parent or the Company, as the case may be, shall mean, with respect to Parent, the actual knowledge of Daniel W. Rabun, William S. Chadwick, Jr., Jay W. Swent, Cary A. Moomjian, Jr., Michael K. Wiley, Michael Howe and David A. Armour and, with respect to the Company, the actual knowledge of Louis A. Raspino, Imran Toufeeq, Brian C. Voegele, Kevin C. Robert, Lonnie D. Bane, Brady K. Long, Brian Moffatt and Leonard E. Travis.

(c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Material Adverse Effect” with respect to any Person means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or that would be reasonably likely to prevent or materially delay or materially impair the ability of such Person to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby, but shall not include (i) facts, circumstances, events, changes, effects or occurrences generally affecting the drilling services industry or the economy or the financial or securities markets in the United States, in any region in which such Person operates or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection, except to the extent any fact, circumstance, event, change, effect or occurrence relative to other comparable industry participants materially disproportionately impacts the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, (ii) facts, circumstances, events, changes, effects or occurrences to the extent related to the impact of the BP Macondo well incident in the U.S. Gulf of Mexico upon past, current and/or future deepwater and other offshore drilling operations in general, and as respects past, current and future actual or de facto drilling permit issuance and operations delays, moratoria or suspensions, past, current, new and/or future regulatory, legislative or permitting requirements (including requirements related to equipment, safety and operations), past, current and/or future lease sales and other governmental activities that may impact or have impacted deepwater and other offshore operations in the U.S. Gulf of Mexico in general, (iii) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby (without diminishing the effect of any representations or warranties herein), (iv) fluctuations in the price or trading volume of the securities of such Person; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation (unless otherwise excluded under the other clauses of this Section 8.9(c)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person, (v) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Applicable Law or in

GAAP (or the interpretation thereof) after the date hereof, (vi) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or any of the transactions contemplated hereby or (vii) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided that the exception in this clause (vii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure (unless otherwise excluded under the other clauses of this Section 8.9(c)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person.

(d) The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.

(e) The term “Cutoff Date,” when used with respect to the Company, means the time the condition set forth in Section 6.1(a)(ii) is satisfied and, when used with respect to Parent, means the time the condition set forth in Section 6.1(a)(i) is satisfied.

(f) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

(g) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(h) The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 6, 2011.

(i) Any statute, rule or regulation defined or referred to herein means such statute, rule or regulation as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, rules and regulations and references to all attachments thereto and instruments incorporated therein.

(j) The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available.

(k) The phrase “Business Day” when used in this Agreement shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of Delaware or Texas or City of London or is a day on which banking institutions located in the States of Delaware, Texas or New York or City of London are authorized or required by law or other governmental action to close.

(l) References to “$” shall mean U.S. dollars. References to “£” shall mean British pounds sterling.

(m) Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against any party. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

(n) Each of the parties is a sophisticated legal entity or Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely in respect of this Agreement or the transactions contemplated by this Agreement upon any documents or written or oral information previously furnished to or discovered by it or its representatives, other than as set forth in this Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule), (ii) there are no representations or warranties by or on behalf of any party hereto or any of its Affiliates or representatives other than those expressly set forth in this Agreement or in certificates delivered by the parties pursuant to Section 6.2(iv) or Section 6.3(iv), and (iii) the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

Section 8.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.11  Incorporation of Exhibits.  The exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 8.12  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.13  Enforcement of Agreement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. No party shall object to the other parties’ right to specific performance as a remedy for breach of this Agreement.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court sitting in the State of Delaware. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring, support, or permit any of their respective Affiliates to bring, support or permit any of their Affiliates from bringing any action, cause of action, claim, cross-claim, third-party claim or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof, in any forum other than the federal or New York State courts located in the Borough of Manhattan in the City of New York (and appellate courts thereof).

(c) Parent designates and appoints Delaware Sub and its registered agent in the State of Delaware and such Person’s successors and assigns as its lawful agent in the United States of America upon which may be served, and which may accept and acknowledge, for and on behalf of such party all process in any action, suit or proceedings that may be brought against such party in any of the courts referred to in this Section 8.13, and agrees that such service of process, or the acceptance or acknowledgment thereof by said agent, shall be valid, effective and binding in every respect.

Section 8.14  Waiver of Jury Trial.  EACH OF PARENT, THE COMPANY, DELAWARE SUB AND MERGER SUB HEREBY IRREVOCABLY WAIVES FOR ITSELF, AND ITS RESPECTIVE AFFILIATES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY CLAIM, SUIT, ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15  No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. The obligations of Delaware Sub pursuant to Section 7.5 shall be performed solely by Delaware Sub, and Parent shall not be required to, and shall not, provide any direct or indirect financial assistance to the performance of such obligations whether by way of gift, guarantee, security, indemnity, loan, novation or assignment of rights under a loan, contribution or transfer of assets, assumption of liability or other contractual obligations or otherwise.

[Signatures on next page]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ENSCO PLC

By:	/s/ Daniel W. Rabun

Name:	Daniel W. Rabun
Title:	President and Chief Executive Officer

PRIDE INTERNATIONAL, INC.

By:	/s/ Louis A. Raspino

Name:	Louis A. Raspino
Title:	President and Chief Executive Officer

ENSCO VENTURES LLC

By:	/s/ Dean A. Kewish

Name:	Dean A. Kewish
Title:	Vice President and Secretary

ENSCO INTERNATIONAL INCORPORATED

By:	/s/ Dean A. Kewish

Name:	Dean A. Kewish
Title:	Vice President and Secretary

Signature Page -
Agreement and Plan of Merger

Exhibit A

CERTIFICATE OF INCORPORATION
OF
PRIDE INTERNATIONAL, INC.

FIRST.  The name of the corporation is Pride International, Inc.

SECOND.  The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware, 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.  The total number of shares of stock which the corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH.  Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH.  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

SEVENTH.  No director of the corporation shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (“DGCL”), as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article Seventh by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

EIGHTH.  The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article Eighth.

ANNEX B

Board of Directors Ensco plc 6 Chesterfield Gardens London W1J 5BQ England	Deutsche Bank Securities Inc. Global Banking Mergers & Acquisitions 60 Wall Street New York, NY 10005

February 6, 2011

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Ensco plc (“Ensco”) in connection with an Agreement and Plan of Merger, dated as of February 6, 2011 (the “Merger Agreement”), by and among Ensco, Pride International, Inc. (“Pride”), ENSCO Ventures LLC, an indirect wholly-owned subsidiary of Ensco (“Merger Sub”), and ENSCO International Incorporated, an indirect wholly-owned subsidiary of Ensco, which provides, among other things, for the merger of Merger Sub with and into Pride, as a result of which Pride will become a wholly-owned subsidiary of Ensco (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of common stock, par value $0.01 per share (the “Pride Common Stock”), of Pride (other than dissenting shares and shares owned by Pride, Ensco or any of their respective wholly-owned subsidiaries) will be converted into the right to receive (i) $15.60 in cash (the “Cash Consideration”) and (ii) 0.4778 (the “Exchange Ratio”) American Depositary Shares (the “Ensco ADSs”), each representing one Class A ordinary share, nominal value $0.10 per share, of Ensco (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”); provided, that, if determined by Ensco, certain Cash-Only Shares (as defined in the Merger Agreement) may receive, in lieu of the Stock Consideration, an additional amount in cash equal to the product of the Exchange Ratio and the Final Parent Stock Price (as defined in the Merger Agreement).

You have requested our opinion, as investment bankers, as to the fairness of the Merger Consideration to be paid in respect of each share of Pride Common Stock, from a financial point of view, to Ensco.

In connection with our role as financial advisor to Ensco, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Ensco and Pride and certain internal analyses, financial forecasts and other information relating to Ensco, Pride and the combined company prepared by management of Ensco. We have also held discussions with certain senior officers and other representatives and advisors of Ensco and Pride regarding the businesses and prospects of Ensco, Pride and the combined company, including certain cost savings and operating synergies projected by the management of Ensco to result from the Transaction. In addition, we have (i) reviewed the reported prices and trading activity for both the Ensco ADSs and the Pride Common Stock, (ii) compared certain financial and stock market information for Ensco and Pride with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations or acquisition transactions which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Ensco or Pride, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of

Board of Directors Ensco plc Page 2

our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of Ensco, Pride or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Ensco, Pride or the combined company (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by management of Ensco to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to Deutsche Bank and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ensco as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any material waiver, modification or amendment of any term, condition or agreement. We also have assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Ensco and its advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and for the use and benefit of, the Board of Directors of Ensco in connection with and for the purposes of its evaluation of the Transaction. This opinion is limited to the fairness of the Merger Consideration to be paid in respect of each share of Pride Common Stock, from a financial point of view, to Ensco as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Ensco, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Ensco to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express any opinion, and this opinion does not constitute a recommendation, as to how any holder of Ensco ADSs or Ensco Class A ordinary shares should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, in connection with the Transaction relative to the Merger Consideration. This opinion does not in any manner address the prices at which the Ensco ADSs, the Pride Common Stock or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to Ensco in connection with the Transaction, a portion of which became payable upon the earlier of delivery of this opinion and execution of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Transaction. Ensco has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB

Board of Directors Ensco plc Page 3

Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Ensco or its affiliates for which it has received, and in the future may receive, compensation, including acting as a lender under Ensco’s $700,000,000 revolving credit facility since May 2010 (aggregate commitment $40,000,000). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Pride or its affiliates for which it has received compensation but the DB Group has not provided any such services to Pride or its affiliates in the last two years. The DB Group also may provide investment and commercial banking services to Ensco, Pride or their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In addition, one or more members of the DB Group have agreed to provide financing to Ensco in connection with the Transaction. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Ensco, Pride or their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration to be paid in respect of each share of Pride Common Stock is fair, from a financial point of view, to Ensco.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

ANNEX C

Goldman Sachs & Co ï 85 Broad Street ï New York, New York 10004
Tel: 212 902 1000

PERSONAL AND CONFIDENTIAL

February 6, 2011

Board of Directors
Pride International, Inc.
5847 San Felipe Street
Suite 3300
Houston, TX 77057

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Ensco plc (“Ensco”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Pride International, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 6, 2011 (the “Agreement”), by and among Ensco, ENSCO Ventures LLC, a wholly owned subsidiary of Ensco (“Acquisition Sub”), ENSCO International Incorporated, a wholly owned subsidiary of Ensco, and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share, other than Excluded Shares (as defined in the Agreement) will be converted into the right to receive $15.60 in cash (the “Cash Consideration”) and 0.4778 American Depositary Shares of Ensco (“Ensco ADSs”), each duly and validly issued against the deposit of an equal number of Class A Ordinary Shares, nominal value $0.10 per share (“Ensco Class A Ordinary Shares”), of Ensco (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”), subject to certain procedures and limitations contained in the Agreement, as to which we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Ensco, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to the public offering of the Company’s 8.5% Senior Notes due June 2019 (aggregate principal amount $500,000,000) in May 2009, financial advisor to the Company with respect to the spin-off of Seahawk Drilling in August 2009 and bookrunner with respect to the public offering of the Company’s 6.875% Senior Notes due June 2020 and 7.875% Senior Notes due 2040 (aggregate principal amount

Board of Directors
Pride International, Inc.
February 6, 2011
Page Two

$1,200,000,000) in August 2010. We also have provided certain investment banking services to Ensco and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as advisor to Ensco with respect to the attempted acquisition of Scorpion Offshore Limited in May 2010. We may also in the future provide investment banking services to the Company, Ensco and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Ensco for the five years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Ensco; certain other communications from the Company and Ensco to their respective stockholders; certain publicly available research analyst reports for the Company and Ensco; certain internal financial analyses and forecasts for Ensco prepared by its management; certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analyses and forecasts for Ensco prepared by the management of the Company, including the Base Case Forecasts for each of the Company and Ensco (the “Base Case Forecasts”), in each case, as approved for our use by the Company; and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Ensco regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Ensco; reviewed the reported price and trading activity for the Shares, Ensco Class A Ordinary Shares and Ensco ADSs; compared certain financial and stock market information for the Company and Ensco with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the offshore drilling industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Base Case Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Ensco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Ensco or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders (other than Ensco and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or

Board of Directors
Pride International, Inc.
February 6, 2011
Page Three

class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Ensco and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Ensco Class A Ordinary Shares or Ensco ADSs will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Ensco or the ability of the Company or Ensco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than Ensco and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX D
SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.

Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

The following is only a general summary of certain aspects of English law and Ensco’s Articles of Association related to indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the Companies Act 2006 and of Ensco’s Articles of Association.

English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability. Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

Article 145 of Ensco’s Articles of Association provides that Ensco, to the extent permitted by the Companies Act 2006, will (a) indemnify to any extent any person who is or was a director or officer of Ensco, or a director or officer of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise, in relation to Ensco or any associated company; (b) indemnify to any extent any person who is or was a director or officer of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company’s activities as trustee of an occupational pension scheme; (c) create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

As permitted by the Companies Act 2006, Ensco also maintains a directors’ and officers’ insurance policy which insures the directors and officers of Ensco against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the Articles of Association or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.		Description

2.1		Agreement and Plan of Merger by and among Ensco plc, Pride International, Inc., ENSCO International Incorporated, and ENSCO Ventures LLC, dated February 6, 2011 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 7, 2011).†
2	.2**	Amendment to Agreement and Plan of Merger by and among Ensco plc, Pride International, Inc., ENSCO International Incorporated, and ENSCO Ventures LLC, dated March 1, 2011.
3.1		Articles of Association of Ensco International plc (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 16, 2009, File No. 1-8097).
3.2		Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 1, 2010, File No. 1-8097).
4.1		Deposit Agreement, dated as of September 29, 2009, by and among ENSCO International Limited (now known as Ensco plc), Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registration Statement of ENSCO International Limited on Form S-4 (File No. 333-162975) filed on November 9, 2009).

Exhibit No.		Description

4.2		Form of American Depositary Receipt for American Depositary Shares representing Deposited Class A Ordinary Shares of Ensco plc (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 1, 2010, File No. 1-8097).
5	.1**	Opinion of Baker & McKenzie LLP, London, counsel to Ensco, regarding legality of securities being registered.
23	.1**	Consents of Baker & McKenzie LLP, London (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Pride.
23	.3*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Ensco.
24	.1**	Powers of Attorney.
99	.1**	Form of Pride proxy card.
99	.2**	Form of Ensco proxy card.
99	.3**	Form of Ensco voting instruction card.
99	.4*	Consent of Deutsche Bank Securities Inc.
99	.5*	Consent of Goldman, Sachs & Co.

†	A copy of any omitted schedules will be provided to the SEC upon request.

*	Filed herewith.

**	Previously filed.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on April 4, 2011.

Ensco plc

/s/  Daniel W. Rabun
Daniel W. Rabun
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ Daniel W. Rabun Daniel W. Rabun	Chairman, President and Chief Executive Officer	April 4, 2011

* James W. Swent III	Senior Vice President — Chief Financial Officer	April 4, 2011

* David A. Armour	Vice President — Finance	April 4, 2011

* Douglas J. Manko	Controller and Assistant Secretary	April 4, 2011

* J. Roderick Clark	Director	April 4, 2011

* C. Christopher Gaut	Director	April 4, 2011

* Gerald W. Haddock	Director	April 4, 2011

* Thomas L. Kelly II	Director	April 4, 2011

* Keith O. Rattie	Director	April 4, 2011

* Rita M. Rodriguez	Director	April 4, 2011

Signature	Title	Date

* Paul E. Rowsey, III	Director	April 4, 2011

/s/ Cary A. Moomjian, Jr. Cary A. Moomjian, Jr.	Company Secretary and Authorized Representative in the United States	April 4, 2011

*By: /s/ Daniel W. Rabun Daniel W. Rabun	Attorney-in-fact	April 4, 2011

EXHIBIT INDEX

2.1		Agreement and Plan of Merger by and among Ensco plc, Pride International, Inc., ENSCO International Incorporated, and ENSCO Ventures LLC, dated February 6, 2011 (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 7, 2011).†
2	.2**	Amendment to Agreement and Plan of Merger by and among Ensco plc, Pride International, Inc., ENSCO International Incorporated, and ENSCO Ventures LLC, dated March 1, 2011.
3.1		Articles of Association of Ensco International plc (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 16, 2009, File No. 1-8097).
3.2		Certificate of Incorporation on Change of Name (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 1, 2010, File No. 1-8097).
4.1		Deposit Agreement, dated as of September 29, 2009, by and among ENSCO International Limited (now known as Ensco plc), Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.1 to the Registration Statement of ENSCO International Limited on Form S-4 (File No. 333-162975) filed on November 9, 2009).
4.2		Form of American Depositary Receipt for American Depositary Shares representing Deposited Class A Ordinary Shares of Ensco plc (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 1, 2010, File No. 1-8097).
5	.1**	Opinion of Baker & McKenzie LLP, London, counsel to Ensco, regarding legality of securities being registered.
23	.1**	Consents of Baker & McKenzie LLP, London (included in Exhibit 5.1).
23	.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Pride.
23	.3*	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Ensco.
24	.1**	Powers of Attorney.
99	.1**	Form of Pride proxy card.
99	.2**	Form of Ensco proxy card.
99	.3**	Form of Ensco voting instruction card.
99	.4*	Consent of Deutsche Bank Securities Inc.
99	.5*	Consent of Goldman, Sachs & Co.

†	A copy of any omitted schedules will be provided to the SEC upon request.

*	Filed herewith.

**	Previously filed.